Form 20-F
period 2024-12-31
ZenaTech, Inc.
filed 2025-04-25
CIK 1997403

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41852

ZenaTech, Inc.

(Exact name of registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

777 Hornby Street, Suite 600

Vancouver, British Columbia Canada V6Z 1S4

(Address of principal executive offices)

Shaun Passley, PhD

777 Hornby Street, Suite 600

Vancouver, British Columbia Canada V6Z 1S4

(647) 249-1622
Shaun@Zenatech.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock Shares, $0.30 par value	ZENA	The Nasdaq Capital Market LLC

Securities for which there is a reporting obligation pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

22,501,124

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   ☐Accelerated filer   ☐

Non-accelerated filer   ☒Emerging growth company☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements: ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b): ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐          International Financial Reporting Standards as issued by the International Accounting Standards Board ☒          Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Report contains certain “forward-looking statements” or “forward-looking information” (collectively, “forward-looking information”). This forward-looking information relates to future events or future performance of the Company and reflects management’s expectations and projections regarding the Company’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management.

In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue”, “target” or the negative of these terms or other comparable terminology intended to identify forward looking statements.

Forward-looking information in this Annual Report includes, but is not limited to:

•the Company’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth, particularly given the tariffs imposed by the US government and other countries recently;

•expectations with respect to future production costs and capacity;

•the intention to complete the listing of the Company’s common shares on an exchange;

•the Company’s expectations regarding its revenue, expenses, and operations;

•the Company’s anticipated cash needs and it’s needs for additional financing;

•the Company’s intention to grow the business and its operations and execution risk;

•expectations with respect to future operations and costs;

•the volatility of stock prices and market conditions in the industries in which the Company operates;

•political, economic, environmental, tax, security, and other risks associated with operating in emerging markets;

•regulatory risks;

•unfavorable publicity or consumer perception;

•difficulty in forecasting industry trends;

•the ability to hire key personnel;

•the competitive conditions of the industry and the competitive and business strategies of the Company;

•the Company’s expected business objectives for the next twelve months;

•the Company’s ability to obtain additional funds through the sale of equity or debt commitments;

•investment capital and market share;

•changes in the target markets;

•market uncertainty;

•ability to access additional capital;

•management of growth (plans and timing for expansion);

•patent infringement;

•litigation;

•applicable laws, regulations, and any amendments affecting the business of the Company.

Forward-looking statements are based on certain assumptions and analyses made by the management of the Company in light of its experience and understanding of historical trends and current conditions and other factors management believes are appropriate to consider, which are subject to risks and uncertainties. Although the Company’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect and actual results may vary materially from the forward-looking information presented. Given these risks and uncertainties underlying the assumptions made, prospective purchasers of the Company’s securities should not place undue reliance on these forward-looking statements. Some of the risks and uncertainties associated with the forward-looking information presented are listed under “Risk Factors”, which include, among others, risks related to:

•market volatility;

•Covid-19 effect on the market;

•our limited operating history;

•there are no profits to date;

•defects in our products;

•managing expected growth;

•dependence on internet infrastructure and risks of systems failures, breaches, and rapid technological changes;

•our ability to protect our intellectual property;

•developing new technology, sourcing materials, and engaging customers;

•economic development in North America, Europe, and globally;

•risks associated with acquisitions;

•operational risks and litigation;

•risks associated with operating in emerging markets;

•ability to obtain customer contracts and establish relationships;

•the impact of competition;

•the ability to obtain and maintain existing financing on acceptable terms;

•the ability to retain skilled management and staff;

•the ability to acquire a significant market position in the provision of products and services in its target markets;

•currency, exchange, and interest rates;

•the availability of financing opportunities, risks associated with economic conditions, dependence on management, and conflicts of interest;

•the progress and success of our product marketing;

•market competition in blockchain software development;

•the ability to successfully market, sell, and create a customer base;

•operating in a regulatory environment (i.e., regulatory environment, node compensation approaches); and

•risks associated with being a public company, including maintaining adequate internal controls and making appropriate disclosures under applicable law.

Although the forward-looking statements contained in this Annual Report are based upon what the Company’s management believes are reasonable assumptions, these risks, uncertainties, assumptions, and other factors could cause the Company’s actual results, performance, achievements, and experience to differ materially from its expectations of, future results, performances, achievements or experiences expressed or implied by the forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. See “Risk Factors”.

Potential investors should read this Annual Report with the understanding that the Company’s actual future results may be materially different from what is currently anticipated.

CURRENCY

All amounts in this Annual Report are presented in Canadian dollars and references to $ are to Canadian dollars unless the context otherwise requires. United States dollars are presented as US$ or USD whether before or after an amount.

FOREIGN PRIVATE ISSUER AND RELATED MATTERS

Implications of Being a Foreign Private Issuer

We report under the United States Securities Exchange Act of 1934, as amended ("the "Exchange Act") as a non-U.S. company with foreign private issuer (“FPI”) status. As long as we qualify as an FPI under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (“SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

In addition, as a foreign private issuer, we are also entitled to rely on exceptions from certain corporate governance requirements of Nasdaq. However, our ability to rely on certain of these exceptions is limited as we are considered a “controlled company” under Nasdaq rules given that our CEO and director Dr. Shaun Passley controls more than 50% of our outstanding voting stock. For example, we will still be required to comply with the requirement for each member of the audit committee of our Board to be independent, independent director sessions are required and director nominations must have independent director oversight. However, while we plan to comply with all of the corporate governance requirements of Nasdaq, we are eligible and may rely on the other exceptions afforded us as a foreign private issuer, including with respect to compensation committee requirements.

Notwithstanding these exemptions, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We may take advantage of these exemptions until such time as we are no longer an FPI. We would cease to be an FPI at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Implications of Being Treated as an Emerging Growth Company

We are treated as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), because we qualified as an emerging growth company at the time we first submitted a prospectus to the SEC. Accordingly, we are eligible to comply with reduced disclosure requirements applicable to emerging growth companies. These reduced disclosure requirements and exemptions include:

•the ability to include only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•reduced disclosure obligations regarding executive compensation; and

•an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements for this prospectus.

As a result, the information contained in this prospectus may be different from the information you receive from other public companies in which you hold shares. Both FPIs and emerging growth companies also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain an FPI, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor an FPI.

Implications of Being a Controlled Company

We are considered a “controlled company” under Nasdaq rules given that our CEO and director Dr. Shaun Passley controls more than 50% of our outstanding voting stock. Because we will qualify to be treated as a controlled company, we will have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of the Board of Directors consists of independent directors, the requirement that a majority of the independent directors select or recommend its director nominees, the requirement that the remuneration committee be responsible for determining or recommending the compensation of executive officers other than our Chief Executive Officer and the requirement that its remuneration committee be composed entirely of independent directors. If we elect to use certain of the controlled company exemptions, holders of our Common Shares will not have the same protections afforded to stockholders of companies that are subject to these corporate governance requirements.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

3.A.

[Reserved]

3.B. Capitalization and indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

An investment in our securities carries a significant degree of risk. You should carefully consider the following risks, as well as the other information contained in this Annual Report, including our financial statements and related notes included elsewhere in this Annual Report, before you decide to purchase our securities. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our securities. Refer to “Forward-Looking Statements”.

We may not be successful in preventing the material adverse effects that any of the following risks and uncertainties may cause. These potential risks and uncertainties may not be a complete list of the risks and uncertainties facing us. There may be additional risks and uncertainties that we are presently unaware of, or presently consider immaterial, that may become material in the future and have a material adverse effect on us. You could lose all or a significant portion of your investment due to any of these risks and uncertainties.

Risks Related to Tariffs

The imposition of tariffs under the Trump administration has introduced significant uncertainty and potential risks to both the broader economy and individual businesses.

The imposition of tariffs under the Trump administration has introduced significant uncertainty and potential risks to both the broader economy and individual businesses. These tariffs, aimed at reducing trade deficits and encouraging domestic production in the United States, have led to increased costs for imported goods and raw materials, as well as retaliatory tariffs from affected trading partners.

Businesses that rely on imports for raw materials, components, or finished goods may experience higher input costs, which could negatively impact profitability, pricing structures, and supply chain stability. Furthermore, tariffs may disrupt established international trade relationships and complicate market access, particularly for companies with significant exposure to global markets. Industries such as manufacturing, agriculture, and technology, which often rely on cross-border trade, are particularly vulnerable to these disruptions.

Moreover, while tariffs are intended to protect domestic industries, they may also provoke retaliatory actions by trading partners, leading to potential trade wars or other forms of economic retaliation. These actions could escalate beyond tariffs, impacting foreign direct investment, international supply chains, and overall market stability.

The long-term effects of the Trump tariffs remain uncertain, and changes to tariff policies, trade agreements, or international relations could create additional volatility. Businesses may face challenges in adapting to these evolving conditions, which could have material adverse effects on their financial performance, competitive position, and growth prospects.

Furthermore, the tariffs imposed by the Trump administration have resulted in a significant decline in stock markets globally, which has resulted in a significant decline in the value of listed companies, including our Company.

As such, potential investors should carefully consider the risks posed by ongoing trade policies, the potential for changes in the tariff regime, and the broader economic impact of these measures on the relevant industry sectors.

As a result of these tariffs, the Company's business, results of operations, financial position and cash flows may be materially adversely affected and investors may lose some of all of their investment in the Company.

Risks Related to Our Common Shares and Listing

The market price and trading volume of our Common Shares may continue to be highly volatile, which could lead to a loss of all or part of a stockholder’s investment.

The market price of our Common Shares has fluctuated widely since our Common Shares began trading on Nasdaq. Further, the stock markets generally have experienced, and will probably continue to experience, extreme price and volume fluctuations that have affected the market price of the shares of many small-cap companies. These fluctuations have often been unrelated to the operating results of such companies and in recent times have been exacerbated by investors’ concerns stemming from the COVID-19 pandemic, geopolitical issues and changes in macroeconomic conditions. Factors that may affect the volatility of our stock price include the following:

●	anticipated or actual fluctuations in our quarterly or annual operating results;
●	fluctuations in interest rates;
●	our success, or lack of success, in developing and marketing our products and services;
●

terrorist attacks, natural disasters and the effects of climate change, regional and global conflicts, sanctions, laws and regulations that prohibit or limit operations in certain jurisdictions, public health crises (such as the COVID-19 pandemic) or other such events impacting countries where we have operations;

●	changes in macroeconomic conditions, including inflationary pressures;
●	changes in financial estimates by us or of securities or industry analysts;
●	the issuance of new or updated research reports by securities or industry analysts;
●	the announcement of new products, services, or technological innovations by us or our competitors;
●	the announcement of new customers, partners or suppliers;
●	the ability to collect our outstanding accounts receivable;
●	changes in our executive leadership;
●	regulatory developments in our industry affecting us, our customers or our competitors;
●	competition; and
●	the sale or attempted sale of a large amount of Common Shares.

In addition, the market price and trading volume of our Common Shares has, since our listing on Nasdaq, and may continue to exhibit, extreme volatility, including within a single trading day. Such volatility could cause purchasers of our Common Shares to incur substantial losses. For example, on __, the day we began trading on Nasdaq, the trading price of our Common Shares ranged from an intra-day high of $__ to an intra-day low of $__, on trading volume of approximately __ shares, and on __, the last reported sale price of our Common Shares, the trading price of our Common Shares ranged from an intra-day high of $__ to an intra-day low of $__, on trading volume of approximately __ shares. With respect to these such instances of trading volatility, including on __, we are not aware of any material changes in our financial condition or results of operations that would explain such price volatility or trading volume, which we believe reflect market and trading dynamics unrelated to our operating business or prospects and outside of our control. We are thus unable to predict when such instances of trading volatility will occur or how long such dynamics may last. Under these circumstances, we would caution you against investing in our Common Shares unless you are prepared to incur the risk of incurring substantial losses.

Further, stockholders may institute securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

There is a limited market for our Common Shares.

Although our Common Shares is traded on Nasdaq, the volume of trading has been limited. The public trading market for the Company’s Common Shares depends on a marketplace of willing buyers and sellers at any given time, which in turn depends on factors outside of the Company’s control, including general economic and market conditions and the decisions of individual investors. As such, a holder of our Common Shares who wishes to sell his or her shares may not be able to do so immediately or at a price acceptable to them.

We may not be able to maintain brand recognition and potential investors’ awareness of or familiarity with our business, which may impact our Common Shares price and liquidity.

Although we have been able to engage with an audience of potential customers and/or investors through different marketing channels, there is no guarantee that they will remember the Company’s existence or have a comprehensive understanding of our business. Brand recognition among our investor community may be limited, particularly with those community members who are not actively engaged with our Company or have not closely followed our progress. As a result, there is a risk that the demand for our shares may be constrained by the lack of widespread brand recognition and investor awareness.

Our Common Shares trading may depend on the market’s perception and understanding of our business. Investors’ awareness and familiarity with our industry, products, services, and competitive landscape are often crucial factors influencing their decision to invest in our company. However, there is a risk that potential investors may have limited knowledge or incomplete understanding of our business model, technology, or market potential. This lack of awareness or familiarity could impact their willingness to invest in our shares, thereby affecting demand.

Our ability to create demand for shares may be influenced by the competitive landscape in which we operate. If our competitors have a more established brand presence, greater market visibility, or a larger investor base, potential investors may be more inclined to invest in their offerings rather than ours. In such a scenario, we may face challenges in attracting investors and generating adequate demand for our shares.

We will control the direction of our business and its ownership of our Common Shares will prevent you and other stockholders from influencing significant decisions.

As long as our Company’s major stockholders continue to hold their shares, they will be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring stockholder approval through their voting power. Accordingly, for such a period of time, Dr. Shaun Passley, our chief executive officer, will have significant influence with respect to our management, business plans and policies. In particular, for so long as he continues to hold our shares, he may be able to cause or prevent a change of control of our Company or a change in the composition of our board of directors, and could preclude any unsolicited acquisition of our Company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares as part of a sale of our Company and ultimately might affect the value of your Common Shares.

Our failure to meet the continued listing requirements of the Nasdaq could result in a delisting of our Common Shares and could make it more difficult to raise capital in the future.

Nasdaq has listing requirements for inclusion of securities for trading on the Nasdaq, including minimum levels of stockholders’ equity, market value of publicly held shares, number of public stockholders and stock price. There can be no assurance that we will be successful in maintaining our listing on the Nasdaq as it is possible that we may fail to satisfy the continued listing requirements, such as the corporate governance requirements or the minimum stock price requirement. If we fail to satisfy the continued listing requirements, the Nasdaq may take steps to delist our Common Shares. Such a delisting, or the announcement of such delisting, will have a negative effect on the price of our Common Shares and would impair your ability to sell or purchase our Common Shares when you wish to do so. In the event of a delisting, we may attempt to take actions to restore our compliance with the Nasdaq listing requirements, but we can provide no assurance that any such action taken by us would allow our Common Shares to become listed again, stabilize the market price or improve the liquidity of our Common Shares, prevent our Common Shares from dropping below the Nasdaq minimum listing requirements or prevent future non-compliance with the Nasdaq listing requirements. If we do not maintain the listing of our Common Shares on the Nasdaq, it could make it harder for us to raise additional capital in the long-term. If we are unable to raise capital when needed in the future, we may have to cease or reduce operations.

We may not continue as a going concern.

While our financial statements have been prepared on a going concern basis, there can be no assurances that we will continue to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements. To the extent that funds generated from revenues, any private placements, public offerings and/or bank financing are insufficient, we will have to raise additional working capital and no assurance can be given that additional financing will be available, or, if available, will be on acceptable terms. The recent interest rate hikes and the present conditions and state of the United States and global economies make it difficult to predict whether and/or when and to what extent a recession has occurred or will occur in the near future. These conditions may materially affect our ability to continue as a going concern which may result in investors losing their entire investment.

 We are subject to additional regulatory burdens resulting from our public listing on Nasdaq.

We are continuously working with our legal, accounting and financial advisors to identify those areas in which changes should be made to our financial management control systems to manage our obligations as a public company listed on the Nasdaq. These areas include corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal controls over financial reporting. However, we cannot assure holders of our Common Shares that these and other measures that we might take will be sufficient to allow us to satisfy our obligations as a public company listed on the Nasdaq on a timely basis. In addition, compliance with reporting and other requirements applicable to public companies listed on the Nasdaq will create additional costs for us and will require the time and attention of management. We cannot predict the amount of the additional costs that we might incur, the timing of such costs or the impact that management’s attention to these matters will have on our business.

The United States Supreme Court’s decision in Slack Technologies, Inc. v. Pirani (No. 22-200) potentially makes it more difficult for stockholders to bring actions under Section 11 of the Securities Act. However, an adverse outcome in such litigation brought against us may still result in a material adverse impact on our business, results of operations and/or financial condition.

Slack Technologies, Inc. (“Slack”), a technology company that offers an instant messaging platform for businesses and organizations, opted to go public through a direct listing on the New York Stock Exchange in June 2019. Beginning in September 2019, several purported class action lawsuits were filed against Slack, its directors, certain of its officers and certain investment funds associated with certain of its directors, each alleging violations of securities laws in connection with Slack’s registration statement on Form S-1 related to such direct listing (the “Slack Registration Statement”) filed with the SEC. One of those actions was filed in the U.S. District Court for the Northern District of California. Case No. 19-cv-05857-SI. In 2021, the U.S. Ninth Circuit Court of Appeals in Pirani v. Slack Technologies, Inc. (No. 20-16419 (9th Cir. 2021)) affirmed the conclusion of the U.S. District Court for the Northern District of California in 2020 that Pirani, who bought Slack Common Shares in its direct listing, had standing to bring claims under Sections 11 and 12(a)(2) of the

Securities Act, despite the fact that he was unable to determine whether the shares he bought were registered under the Slack Registration Statement. In question was one of the longest standing precedents in federal securities law — that claimants must “trace” the shares they purchased to the allegedly defective registration statement and/or prospectus in order to pursue claims under Sections 11 and 12(a)(2) of the Securities Act.

In June 2023, the U.S. Supreme Court vacated the Ninth Circuit’s decision when it unanimously held that stockholders filing suit under Section 11 of the Securities Act must plead and prove that they purchased shares traceable to the allegedly defective registration statement, and remanded the case to the Ninth Circuit to decide whether Mr. Pirani’s pleadings could satisfy that standard. Because it found the Ninth Circuit’s Section 11 analysis flawed, the Supreme Court also vacated the Ninth Circuit’s judgment with respect to Pirani’s claim under Section 12(a)(2) of the Securities Act and remanded for reconsideration in the light of the Supreme Court’s holding about the meaning of Section 11. In doing so, the Supreme Court expressed no views about the proper interpretation of Section 12(a)(2) of the Securities Act, but cautioned that Section 11 and Section 12(a)(2) contain distinct language that warrants careful consideration.

The Supreme Court’s holding that Section 11 liability attaches only to shares that are traceable to a specific registration statement likely forecloses the Ninth Circuit’s significant expansion of liability under Section 11, but the scope of Section 12(a)(2) of the Securities Act remains unclear. If a stockholder is nonetheless successful in bringing a Securities Act claim against us stemming from our direct listing, any adverse outcome in such litigation may have a material adverse impact on our business, results of operations and/or financial condition.

We may sell additional Common Shares or other securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other securities to finance future acquisitions.

We cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in our Company. Furthermore, to the extent holders of any stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional amount of Common Shares available in the market.

To the extent we may issue additional equity interests, our stockholders’ percentage ownership interest in our Company would be diluted. In addition, depending upon the terms and pricing of any additional offerings, the use of the proceeds and the value of our real estate investments, you may also experience dilution in the value of your shares and in the earnings and dividends per share.

The rights of our stockholders to take action against our directors and officers are limited.

The Business Corporations Act (British Columbia) provides that a corporation may (a) indemnify an eligible party against all eligible penalties to which the eligible party is or may be liable and (b) after the final disposition of an eligible proceeding, pay the expenses (not including judgments, penalties, fines or amounts paid in settlement of a proceeding) actually and reasonably incurred by an eligible party in respect of that proceeding. An “eligible party” means an individual who (a) is or was a director or officer of the corporation, (b) is or was a director or officer of another corporation (i) at a time when the corporation is or was an affiliate of the corporation, or (ii) at the request of the corporation, or (c) at the request of the corporation, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity. An “eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the corporation or an associated corporation (a) is or may be joined as a party, or (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

A corporation must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by the eligible party in respect of that proceeding if the eligible party (a) has not been reimbursed for those expenses, and (b) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding. A corporation may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, provided the corporation first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited, the eligible party will repay the amounts advanced.

Furthermore our Articles provide that, subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of this indemnity.

As a result, we and our stockholders may have more limited rights to recover money damages from our directors and officers than might otherwise exist absent these provisions or that might exist with other companies, which could limit your recourse in the event of actions that are not in our best interests.

We depend on our executive officers and dedicated personnel and the departure of any of our key personnel could materially and adversely affect us. We face intense competition for the employment of highly skilled managerial, investment, financial and operational personnel.

Our success is largely dependent on the efforts and abilities of our senior executive group and other key personnel. The loss of the services of one or more of our executive officers or personnel could adversely impact our financial and operational performance and our ability to execute our strategies.

In addition, our future success depends on our ability to attract, train, manage and retain qualified personnel. Competition for highly skilled managerial, investment, financial and operational personnel is intense. As additional investors enter into and expand their scale within the software and drone businesses in which we operate or plan to operate, we will face increased challenges in hiring and retaining personnel, and we cannot assure our stockholders that we will be successful in attracting and retaining such skilled personnel. If we are unable to hire and retain qualified personnel as required, our growth and operating results could be adversely affected.

Our ability to meet our labor needs while controlling our labor costs is subject to numerous external factors, including unemployment levels, prevailing wage rates, changing demographics and changes in employment legislation. If we are unable to retain qualified personnel or our labor costs increase significantly, our business operations and our financial performance could be adversely impacted.

We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies that we elect to comply with make our Common Shares less attractive to investors.

We are currently treated as an “emerging growth company” as defined in the JOBS Act and, as a result, are eligible for reduced disclosure requirements applicable to emerging growth companies. We cannot predict if investors will find our Common Shares less attractive because we have relied on the exemption that permits such reduced disclosure. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and our share price may be more volatile.

We are a “controlled company” within the meaning of the Nasdaq corporate governance rules and, as a result, are eligible to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of companies that are not controlled companies.

We are considered a “controlled company” under Nasdaq rules given that our CEO and director Dr. Shaun Passley controls more than 50% of our outstanding voting stock. Because we qualify to be treated as a controlled company, we have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of the Board of Directors consists of independent directors, the requirement that a majority of the independent directors select or recommend its director nominees, the requirement that the remuneration committee be responsible for determining or recommending the compensation of executive officers other than our Chief Executive Officer and the requirement that its remuneration committee be composed entirely of independent directors. If we use certain of the controlled company exemptions, holders of our Common Shares will not have the same protections afforded to stockholders of companies that are subject to these corporate governance requirements.

We are a foreign private issuer and, as a result, we are not subject to US proxy rules and are be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including with respect to the solicitation of proxies and the requirements for insiders to file reports with respect to stock ownership. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information.

In addition, as a foreign private issuer, we are also entitled to rely on exceptions from certain corporate governance requirements of Nasdaq. However, our ability to rely on certain of these exceptions is limited as we are considered a “controlled company” under Nasdaq rules given that our CEO and director Dr. Shaun Passley controls more that 50% of our outstanding voting stock. For example, we are still be required to comply with the requirement for each member of the audit committee of our Board to be independent, independent director sessions are required and director nominations must have independent director oversight. However, while we may comply with the corporate governance requirements of Nasdaq, we are eligible and may rely on the other exceptions afforded us as a foreign private issuer, including with respect to compensation committee requirements.

As a result, investors may not have the same protections afforded to shareholders of companies that are not foreign private issuers or controlled companies.

As a foreign private issuer, we follow certain home country corporate governance requirements in lieu of certain Nasdaq requirements applicable to domestic issuers.

As a foreign private issuer, we follow certain home country corporate governance requirements in lieu of certain Nasdaq requirements. Following our home country corporate governance requirements, as opposed to the requirements that would otherwise apply to a US company listed on the Nasdaq, provides less protection than is afforded to investors under the Nasdaq rules or under the US Securities Act of 1933, as amended, applicable to domestic issuers.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant additional legal, accounting and other expenses.

As a foreign private issuer, we will not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to US domestic issuers. If we were to lose our foreign private issuer status, we would be required to comply with Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. The regulatory and compliance costs to us under US securities laws when we would be required to comply with the reporting requirements applicable to a US domestic issuer could be significantly higher than the costs we will incur as a foreign private issuer. As a result, a loss of foreign private issuer status could increase our legal and financial compliance costs and could make some activities highly time-consuming and costly. If we were required to comply with the rules and regulations applicable to US domestic issuers, it could make it more difficult and expensive for us to obtain director and officer liability insurance, and we could be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board.

There is volatility in our stock price and market conditions affecting our business.

The market price of the Common Shares has been subject to wide fluctuations. Market fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may adversely affect the market price of the Common Shares, even if the Company is successful in maintaining revenues, cash flows or earnings. The purchase of the Common Shares involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Securities of the Company should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in the Company should not constitute a major portion of an investor's portfolio.

The Company has the contingent obligation to issue additional Common Shares in the future.

The Company has issued convertible notes that are convertible into Common Shares discounted to market price. The convertible notes could be converted to an aggregate of 893,750 shares (post-reverse split) if fully converted. In addition, subject to such regulatory approvals as are necessary, the Company may exchange non-convertible debt for convertible debt without shareholder consent. The board of directors has authority, without action or vote of the shareholders, to exchange non-convertible debts for convertible debts with agreement by the lenders, subject to regulatory approvals.

The conversion of the Company’s convertible notes and sale of Common Shares issuable in connection with any such conversion will likely cause the value of the Company’s Common Shares to decline and cause dilution to existing shareholders.

We have the authority to issue an unlimited number of Common Shares, which could dilute the ownership and voting power of our existing shareholders and adversely affect the market price of our Common Shares.

Our articles of incorporation authorize us to issue an unlimited number of Common Shares. We may issue additional Common Shares in the future for various purposes, such as raising capital, acquiring other businesses or assets, satisfying obligations under our equity incentive plans, or otherwise. Any such issuances could significantly increase the number of our Common Shares outstanding and dilute the ownership and voting power of our existing shareholders. In addition, the market price of our Common Shares could decline as a result of the perception or reality of dilution, or the sale or potential sale of a large number of shares of Common Shares by us or our shareholders. Furthermore, the issuance of additional Common Shares could make it more difficult for us to maintain or increase our earnings per share, or to comply with any covenants or ratios that may be required by our debt agreements or other contractual obligations. We cannot assure you that we will not issue additional Common Shares in the future, or that such issuances will not have a material adverse effect on our business, financial condition, results of operations, or share price.

Risks Related to the Company’s Business

The Company has a limited operating history.

The Company has limited operating history. The Company and its business prospects must be viewed against the background of the risks, expenses and problems frequently encountered by companies in the early stages of their development, particularly companies in new and rapidly evolving markets. There is no certainty that the Company will operate profitably.

There were no profits until recently.

The Company had not made profits until recently and it may not be profitable in the future. Its future profitability will, in particular, depend upon its success in developing and managing its drone business to generate significant revenues, as well as its other software businesses. Because of the limited operating history, the changes in the business and the uncertainties regarding the development of software and drone technology, the Company’s operating results to date should not be regarded as indicators for the Company's future performance.

Discretion Concerning the Use of Available Funds

The Company’s management will have substantial discretion concerning the use of available funds as well as the timing of the expenditure of the funds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the available funds. Management may use the available funds in ways that an investor may not consider desirable. The results and effectiveness of the application of the available funds are uncertain.

The Company will need additional capital for its operations.

Substantial additional financing may be required if the Company is to be successful in developing its software and drone business. No assurances can be given that the Company will be able to raise the additional capital that it may require for its anticipated future development. Any additional equity financing may be dilutive to investors and debt financing, if available, may involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Company, if at all. If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion.

The Company must implement its business strategy to be successful of which there can be no assurance.

The growth and expansion of the Company is heavily dependent upon the successful implementation of its business strategy, which includes, among other things, organic growth and acquisitions of assets or businesses. There can be no assurance that the Company will be successful in creating organic growth or successful in acquiring and integrating assets or business or that it will successfully implement any of its business strategy, which could have a material adverse effect on its business, results of operations, financial condition and cashflows.

The Company will need to develop or acquire new products to compete effectively.

As the software and drone industries require the ability to develop or acquire new products, the Company’s failure to successfully introduce new or enhanced products to the market may adversely affect the Company. The Company may not be successful in achieving market acceptance of its products, in spite of the creation of new products. Any failure or delay in diversifying the Company’s existing product offerings could harm its business, result of operations and financial condition.

The Company must continue to modify and enhance its products to keep pace with changing technology. The Company may not be successful in developing modifications and enhancements or bringing them to market in a timely manner. Uncertainties about timing and the nature of new technologies and platforms could increase research and development expenses. Any failure of the Company’s products to operate effectively with future network platforms and technologies could reduce the demand for the Company’s products and result in customer dissatisfaction. In addition to the potential need for increased research costs, short product life cycles often found in the software industry requires high level expenditure that could adversely affect the Company’s operating results.

The Company may face product liability claims.

While the Company’s license agreements with customers contain provisions designed to limit exposure to potential product liability, the Company may face product liability claims which could lead to additional costs and losses to the Company. It is possible however, that limitation of liability provisions contained in license agreements may not be effective under the laws of other jurisdictions. A successful product liability claim brought against the Company could result in the payment of substantial damages, undue harm to Company and an adverse financial condition.

Defects in our software or its proper development could materially adversely affect our business.

Defects or errors in the Company’s software could materially adversely affect the Company’s reputation and result in significant loss. Defects and errors will also impair the Company’s ability to sell software in the future. After the release of its software, while the Company makes every effort to guarantee accurate, error-free software, such errors may be identified from time to time by customers and staff. In an attempt to mitigate such risk, the Company intends to employ software specialists to product-test all software in beta testing and final stages.

Certain Company functions, such as software development, are provided through off-shore contract providers. Any material disruption or slowdown in service resulting from telephone or internet failures, power or service outages, natural disasters, labor disputes, or other events could make it difficult to provide adequate off-shore services. The Company may be unable to attract and retain an adequate number of competent software developers, which is essential in the software market. As some of the Company’s outsourced software development is located in Pakistan, the Company may experience difficulties in training or monitoring the level of support provided. If the Company is unable to continually provide trained staffing for software development operations, sales could decline. The Company cannot assure that its needs will not exceed its capacities. If this occurs, the Company could experience delays in developing software and addressing customer concerns. As the Company’s success depends in large part on keeping future customers satisfied, any failure to provide satisfactory levels of software development would likely impair the Company’s reputation.

As a result of defects in our software or its development as outline above, our business, results of operations, financial condition and cash flows could be materially adversely affected.

The termination or non-renewal of certain technology licensing agreements could materially adversely affect our business.

We have entered into technology licensing agreements with Epazz relating to our software business, as well as to our drone business. This technology has been or will be integrated with certain of our products and we rely on these licensing arrangements to generate revenue. In the event these agreements or any of them are terminated or not renewed for any reason, we may have to stop selling these products completely or until we can reconfigure the products, which would have a material adverse effect on our business, results of operations, cash flows and financial condition.

The Company may not be able to manage its growth effectively.

Given the variable number of services its subsidiaries offer, the Company may not be able to effectively manage its growth, which may harm its profitability. The Company envisions strategic expansion of its business. If the Company fails to effectively manage its growth, its financial results could be adversely affected. Growth may place a strain on management systems and resources. As the Company grows, it must continue to hire, train, supervise and manage new employees. The Company cannot ensure that it will be able to meet capital needs, expand systems effectively, allocate human resources efficiently, identify and engage with qualified personnel and consults, or incorporate the components of any business that the Company acquires in its efforts to achieve growth. If the Company is unable to manage growth, its financial condition, cash flows and results of operations may be materially and adversely affected.

The Company has had negative operating cash flow.

The Company has had a negative cash flow from operating activities in the past. The Company may have negative cash flow in the foreseeable future. Operating losses may have the following consequences:

(a)increasing the Company's vulnerability to general adverse economic and industry conditions

(b)limiting the Company's ability to obtain additional financing to fund future working capital, capital expenditures, operating costs and other general corporate requirements

(c)limiting the Company's flexibility in planning for, or reacting to, changes in its business and industry;

as a result of which the Company’s financial condition, cash flows and results of operations may be materially and adversely affected and you could lose your entire investment.

The Company’s expenses may not align with revenues which may cause significant variations in operating revenues.

Unexpected events may materially harm the Company's ability to align incurred expenses with recognized revenues. The Company incurs operating expenses based upon anticipated revenue trends. Since a high percentage of these expenses may be relatively fixed, a delay in recognizing revenues from transactions related to these expenses (such a delay may be due to the factors described elsewhere in this risk factor section or it may be due to other factors) could cause significant variations in operating results from quarter to quarter, and such a delay could materially reduce operating income. If these expenses are not subsequently matched by revenues, the Company's business, financial condition, and results of operations could be materially and adversely affected.

The Company’s products will need market acceptance to be successful.

If the Company's software or drone technology do not gain market acceptance, its operating results may be negatively affected. The Company intends to continue to develop software and drone technology. If the markets for the Company's software and hardware products and services fail to develop, develop more slowly than expected or become subject to increased competition, its business may suffer. As a result, the Company may be unable to: (i) successfully market its software or drone tech; (ii) develop new software or drone tech; or (iii) complete software products and services or hardware products currently under development. If the Company's technology is not accepted by its customers or by other businesses in the marketplace, the Company's business, operating results and financial condition will be materially adversely affected and you could lose your entire investment.

Global financial developments may affect the development of the Company’s business.

Stress in the global financial system may adversely affect the Company's finances and operations in ways that may be hard to predict or to defend against. Financial developments seemingly unrelated to the Company or to its industry may adversely affect the Company over the course of time. For example, material increases in any applicable interest rate benchmarks may increase the Company’s debt payment costs. Credit contraction in financial markets may hurt its ability to access credit in the event that the Company identifies an acquisition opportunity or require significant access to credit for other reasons. A reduction in credit, combined with reduced economic activity, may adversely affect business. Any of these events, or any other events caused by turmoil in world financial markets, may have a material adverse effect on the Company's business, operating results, and financial condition.

The Company’s business is subject to a variety of regulatory risks.

Changes in or more aggressive enforcement of laws and regulations could adversely impact the Company's business. Failure or delays in obtaining necessary approvals could have a materially adverse effect on the Company's financial condition and results of operations. Furthermore, changes in government, regulations and policies and practices could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition. As a result of adverse impacts to our business from these regulatory risks, our business could be materially adversely affected and you could lose your entire investment.

Risks Specifically Related to the United States Regulatory System

The software and drone businesses are highly competitive and evolving rapidly. As such, new risks may emerge, and management may not be able to predict all such risks or be able to predict how such risks may result in actual results differing from the results contained in any forward-looking statements. The Company’s investments incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions of operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company’s investments and, therefore, on the Company’s prospective returns. Further, the Company may be subject to a variety of claims and lawsuits. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business. The litigation and other claims are subject to inherent uncertainties and management’s view of these matters may change in the future. A material adverse impact on our financial statements also could occur for the period in which the effect of an unfavorable final outcome becomes probable and reasonably estimable. The industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond the control of the Company’s investments and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce the Company’s investments’ earnings and could make future capital investments or the Company’s investments’ operations uneconomic. The industry is also subject to numerous legal challenges, which may significantly affect the financial condition of market participants and which cannot be reliably predicted.

There are risks of security weaknesses in the Company Network Core Infrastructure Software.

The Company network software consists of open-source software that is itself based on open source software. There is a risk that the developers of the Company, or other third parties may intentionally or unintentionally introduce weaknesses or bugs into the core infrastructural elements of the Company network software interfering with the use of or causing the loss of tokens or other data. As a result, our business could be materially adversely impacted and you could lose your entire investment.

There is risk of theft of the Company’s intellectual property and hacking of its software.

Hackers or other groups or organizations may attempt to interfere with the Company network software or the availability of it any number of ways, including without limitation denial of service attacks, cyber attacks, spoofing, smurfing, malware attacks, or consensus-based attacks. As a result our business could be shutdown and you could lose your entire investment.

The Company intellectual property rights may be infringed or the Company may infringe the intellectual property rights of others.

The Company relies on certain intellectual property rights for its business. The loss of these rights or any of them at any one time could harm its business, results of operations and its financial condition. Although the Company is not aware of violating commercial and other proprietary rights of third parties, there can be no assurance that its products do not violate proprietary rights of third parties or that third parties will not assert or claim that such violation has occurred. Although no legal disputes in this respect or perceptible detrimental effects on The Company's business have arisen to date, any such claims and disputes arising may result in liability for substantial damages which in turn could harm the Company's business, results of operations and financial condition.

If critical components or raw materials used to manufacture the Company’s drones become scarce or unavailable, then the Company may incur delays in manufacturing and delivery of its drones, which could damage its business.

The Company obtains parts and components from a various of suppliers. The Company does not have long-term agreements with any of these suppliers that obligate it to continue to sell components or parts to the Company. Relying on these suppliers involves significant risks and uncertainties, including whether its suppliers will provide an adequate supply of required components or parts of sufficient quality, will increase prices for the components or parts or will perform their obligations on a timely basis.

In addition, certain raw materials and components used in the manufacture of the Company’s products are periodically subject to supply shortages, and its business is subject to the risk of price increases and periodic delays in delivery. Similarly, the market for electronic components is subject to cyclical reductions in supply. If the Company is unable to obtain components from third-party suppliers in the quantities and of the quality that it requires, on a timely basis and at acceptable prices, then it may not be able to deliver its products on a timely or cost-effective basis to its customers, which could cause customers to terminate their contracts with the Company, increase the Company’s costs and seriously harm its business, results of operations and financial condition. Moreover, if any of the Company’s suppliers become financially unstable, then it may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to redesign the Company’s products to accommodate components from different suppliers. The Company may experience significant delays in manufacturing and shipping its products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if the Company loses any of these sources or is required to redesign its products. The Company cannot predict if it will be able to obtain replacement components within the time frames that it requires at an affordable cost, if at all.

The markets in which the Company competes are characterized by rapid technological change, which requires the Company to develop new products and product enhancements, and could render the Company’s existing products obsolete.

Continuing technological changes in the market for the Company’s products could make its products less competitive or obsolete, either generally or for particular applications. The Company’s future success will depend upon its ability to develop and introduce a variety of new capabilities and enhancements to its existing product and service offerings, as well as introduce a variety of new product offerings, to address the changing needs of the markets in which it offers products. Delays in introducing new products and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products or enhancements at competitive prices may cause existing and potential customers to purchase the Company’s competitors’ products.

If the Company is unable to devote adequate resources to develop new products or cannot otherwise successfully develop new products or enhancements that meet customer requirements on a timely basis, its products could lose market share, its revenue and profits could decline, and the Company could experience operating losses.

If the Company releases defective products or services, its operating results could suffer.

Products and services designed and published by the Company involve extremely complex software programs and are difficult to develop and distribute. While the Company has quality controls in place to detect defects in its products and services before they are released. Nonetheless, these quality controls are subject to human error, overriding, and reasonable resource constraints. Therefore, these quality controls and preventative measures may not be effective in detecting defects in the Company’s products and services before they have been released into the marketplace. In such an event, the Company could be required to or may find it necessary to voluntarily suspend the availability of the product or service, which could significantly harm its business and operating results.

The Company expects to incur substantial research and development costs and devote significant resources to identifying and commercializing new products and services, which could significantly reduce its profitability and may never result in revenue to the Company.

The Company’s future growth depends on penetrating new markets, adapting existing products to new applications, and introducing new products and services that achieve market acceptance. The Company plans to incur substantial research and development costs as part of its efforts to design, develop and commercialize new products and services and enhance existing products. The Company believes that there are significant investment opportunities in a number of business areas. Because the Company accounts for research and development as an operating expense, these expenditures will adversely affect its earnings in the future. Further, the Company’s research and development programs may not produce successful results, and its new products and services may not achieve market acceptance, create additional revenue or become profitable, which could materially harm the Company’s business, prospects, financial results and liquidity.

The Company’s products and services are complex and could have unknown defects or errors, which may give rise to claims against the Company, diminish its brand or divert its resources from other purposes.

The Company’s drones rely on complex avionics, sensors, user-friendly interfaces and tightly integrated, electromechanical designs to accomplish their missions. Despite testing, the Company’s products have contained defects and errors and may in the future contain defects, errors or performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by the Company’s customers for a period of time. These problems could result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in the Company’s service and maintenance costs, exposure to liability for damages, damaged customer relationships and harm to the Company’s reputation, any of which could materially harm the Company’s results of operations and ability to achieve market acceptance. In addition, increased development and warranty costs could be substantial and could reduce the Company’s operating margins.

The existence of any defects, errors, or failures in the Company’s products or the misuse of the Company’s products could also lead to product liability claims or lawsuits against it.

A defect, error or failure in one of the Company’s drones could result in injury, death or property damage and significantly damage the Company’s reputation and support for its drones in general. The Company anticipates this risk will grow as its drone begins to be used in domestic airspace and urban areas. The Company’s drone test systems also have the potential to cause injury, death or property damage in the event that they are misused, malfunction or fail to operate properly due to unknown defects or errors.

A successful product liability claim could result in substantial cost to us. Even if the Company is fully insured as it relates to a claim, the claim could nevertheless diminish the Company’s brand and divert management's attention and resources, which could have a negative impact on the Company’s business, financial condition and results of operations.

Investing in emerging markets generally involves risks.

The Company may develop its drone business in certain emerging markets, which entails certain inherent risks. Investing in emerging markets involves risk, including but not limited to:

•expropriation or nationalization of property;

•changes in laws or policies or increasing legal and regulatory requirements of particular countries, including those relating to taxation, royalties, imports, exports, duties, currency, in-country beneficiation or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices;

•uncertain political and economic environments, war, terrorism, sabotage and civil disturbances;

•lack of certainty with respect to legal systems, corruption and other factors that are inconsistent with the rule of law;

•delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements;

•restrictions on the ability of local operating companies to hold U.S. dollars or other foreign currencies in offshore bank accounts;

•import and export regulations;

•limitations on the repatriation of earnings;

•underdeveloped industrial or economic infrastructure;

•internal security issues;

•increased financing costs;

•renegotiation, cancellation or forced modification of existing contracts; and

•risk of loss due to disease, and other potential medical endemic or pandemic issues, as a result of the potential related impact to employees, disruption to operations, supply chain delays, trade restrictions and impact on economic activity in affected countries or regions.

The emerging market countries where we may operate may experience economic and social problems that could affect our business, financial condition, and results of operations.

The Company’s business, financial position and results of operations may be affected by the general conditions of the emerging market countries in which it may operate, including price instability, inflation, interest rates, regulation, taxation, social instability, political unrest and other developments in or affecting those countries, over which the Company has no control. Economic and political instability that has been caused by many different factors, including the following:

•adverse external economic factors;

•inconsistent fiscal and monetary policies;

•dependence of governments on external financing;

•changes in governmental economic policies;

•high levels of inflation;

•abrupt changes in currency values;

•high interest rates;

•volatility of exchange rates;

•political and social tensions;

•exchange controls;

•wage and price controls;

•the imposition of trade barriers; and

•trade shocks.

Any of these factors could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

The economies of the emerging market countries where we may operate are vulnerable to external shocks caused by significant economic difficulties of their respective trading partners, or by more general “contagion” effects.

Weak, flat or negative economic growth or changes in international trade policy of the major trading partners of the countries where the Company operates could adversely affect their balance of payments and, consequently, their economic growth. Decreased growth affecting such major trading partners could have a material adverse effect on the markets for exports from the countries where the Company operates, and, in turn, adversely affect economic growth.

The economies of countries where the Company may operate may be affected by “contagion” effects. International investors’ reactions to events occurring in one developing country sometimes appear to follow a “contagion” pattern, in which an entire region or investment class is disfavored by international investors. A number of countries were affected adversely by such contagion effects on a number of prior occasions, including the 1994 Mexican financial crisis, the 1997 Asian financial crisis, the 1998 Russian financial crisis, the 1999 devaluation of the Brazilian real, and the 2001 collapse of Turkey’s fixed exchange rate regime. Furthermore, economic growth was negatively affected as a result of the 2008 global financial crisis, and more recently, the COVID-19 pandemic. Similar developments can be expected to affect the economies of countries where the Company operates in the future, and may accordingly affect the Company’s business, financial position, operations, and results of operations.

We may have operations in countries known to experience high levels of corruption and any violation of anti-corruption laws could subject us to penalties and other adverse consequences.

We are subject to anti-corruption, anti-bribery, anti-money laundering and other international laws and regulations and are required to comply with the applicable laws and regulations of the countries in which we operate. In general, these laws prohibit improper payments or offers of payments to governments and their officials, political parties, state-owned or controlled enterprises, and/or private entities and individuals for the purpose of obtaining or retaining business. In addition, we may be subject to economic sanctions regulations that restrict our dealings with certain sanctioned countries, individuals and entities.

We have adopted a Code of Ethics and plan on adopting other policies which mandate compliance with anti-corruption, anti-bribery, and anti-money laundering laws, and plan to implement compliance controls and procedures, and reviews and audits to ensure compliance with such laws. However, there can be no assurance that our internal controls and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of such laws, regulations and requirements by our affiliates, employees, directors, officers, partners, agents and service providers, or that any such persons will not take actions in violation of our policies and procedures, for which we may be ultimately responsible. Any violations of anti-bribery and anti-corruption laws or sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition. We cannot predict the nature, scope or effect of future anti-corruption regulatory requirements to which our operations might be subject or the manner in which existing laws might be administered or interpreted.

Local legal and regulatory systems in which we operate are not equally robust.

The jurisdictions in which the Company may operate its business may have different or less developed legal systems than Canada, which may result in risks such as:

•laws may not be enforced consistently, or at all;

•effective legal redress may not be available in the courts of such jurisdictions, whether in respect of a breach of law or regulation;

•it being more difficult to obtain or retain title in an ownership dispute;

•a higher degree of discretion on the part of governmental authorities;

•the lack of judicial or administrative guidance on interpreting applicable rules and regulations;

•inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; and

•relative inexperience of the judiciary and courts in such matters.

In certain jurisdictions, the commitment of local business people, government officials and agencies and the judicial systems to abide by legal requirements and negotiated agreements may be more uncertain. As a result, concessions, licenses, permits, approvals, contracts and agreements for the Company’s business may be susceptible to revision or cancellation or may not be renewed, and the Company’s operations may be affected by changes in laws, regulations and policies relating to taxation, foreign exchange, foreign investment, and repatriation of funds. If laws and regulations are not enforced, or are changed to the Company’s detriment, legal redress may be uncertain or delayed. Even if judgments favorable to the Company are obtained, they may not be upheld.

The Company may operate in jurisdictions with historically high rates of inflation.

High rates of inflation may have an adverse impact on our business, results of operations, financial condition and prospects, and the market price of the Common Shares. Rates of inflation in the countries in which the Company may operate have been historically high, and there can be no assurance that inflation will not return to high levels. Inflationary pressures may adversely affect the Company’s ability to access foreign financial markets, leading to adverse effects on our capital expenditure plans. In addition, inflationary pressures may, among other things, reduce consumers’ purchasing power or lead certain anti-inflationary policies to be instituted by the relevant governments, such as an increase in interest rates. There is no assurance that measures taken by the relevant governments will curb inflation. Inflationary pressures may harm the Company’s business, results of operations, financial condition and prospects, or adversely affect the price of the Common Shares.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect the Company’s technologies and processes, the Company relies in part on confidentiality agreements with its employees, licensees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover the Company’s trade secrets and proprietary information, and in such cases the Company could not assert any trade secret rights against such parties. To the extent that the Company’s employees, contractors or other third parties with whom it does business use intellectual property owned by others in their work for the Company, disputes may arise as to the rights in related or resulting know-how and inventions. The loss of trade secret protection could make it easier for third parties to compete with the Company’s services by copying functionality. In addition, any changes in, or unexpected interpretations of, intellectual property laws may compromise the Company’s ability to enforce its trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of the Company’s proprietary rights, and failure to obtain or maintain protection of its trade secrets or other proprietary information could harm the Company’s business, results of operations, reputation and competitive position.

While the Company carries directors and officers insurance, it may not be sufficient to cover all losses.

The Company currently carries directors and officers insurance, however the insurance may not be sufficient to cover all losses and the Company may have to indemnify its directors and officers for any losses suffered by them in the event of a claim against them by third parties, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

The Company’s insurance coverage may not sufficiently cover claims against the Company.

Although the Company maintains insurance to protect against certain risks in amounts that it considers to be reasonable, its insurance does not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards encountered in our operations are not generally available on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its business, results of operations, financial condition or prospects.

The Company faces risks associated with potential acquisitions.

As part of the Company’s overall business strategy, the Company has pursued and intends to continue pursuing select strategic acquisitions, which would provide additional product offerings, vertical integrations, additional industry expertise and a stronger industry presence in both existing and new jurisdictions. The success of any such acquisitions will depend, in part, on the ability of the Company to realize the anticipated benefits and synergies from integrating those companies into the businesses of the Company. Future acquisitions may expose the Company to potential risks, including risks associated with: (i) the integration of new operations, services and personnel, (ii) unforeseen or hidden liabilities, (iii) the diversion of resources from the Company’s existing business and technology, (iv) potential inability to generate sufficient revenue to offset new costs, (v) the expense of acquisitions, and (vi) the potential loss of or harm to relationships with both employees and existing customers resulting from its integration of new businesses. In addition, any proposed acquisitions may be subject to regulatory approval.

While the Company intends to conduct reasonable due diligence in connection with such strategic acquisitions, there are risks inherent in any acquisition. Specifically, there could be unknown or undisclosed risks or liabilities of such companies for which the Company is not sufficiently indemnified. Any such unknown or undisclosed risks of liability could materially and adversely affect the Company’s financial performance and results of operations. The Company could encounter additional transaction and integration related costs or other factors such as failure to realize all of the benefits from the acquisition. All of these factors could cause dilution to the Company’s earnings per share or decrease or delay the anticipated accretive effect of the acquisition and cause a decrease in the market price of the Common Shares.

The Company may not be able to successfully integrate and combine the operations, personnel and technology infrastructure of any such strategic acquisition with its existing operations. If integration is not managed successfully by the Company’s management, the Company may experience interruptions in its business activities, deterioration in its employee and customer relationships, increased costs of integration and harm to its reputation, all of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

We operate in competitive industries.

The market for software, hardware and drone technology and cloud business apps is highly competitive on both a local and a national level. The Company believes that the primary competitive factors in this market are:

•product features, functionality and ease of use

•ongoing product enhancements

•pricing

•quality service and support

•reputation and stability of the vendor

The programing industry is at a very early stage. There is currently more demand for cloud business apps and drones products than there are providers to create all of the cloud business apps and drones products in demand. However, there are no assurances that established competitors, which may have greater financial, technical, and marketing resources than the Company does, may choose to directly complete with the Company cloud business apps. The Company’s competitors may also have a larger installed base of users, longer operating histories or greater name recognition than the Company will.

There can be no assurance that the Company will successfully differentiate its cloud business apps and drones from the products of its competitors, or that the marketplace will consider the Company's cloud business apps to be superior to competing products.

Trends, risks and uncertainties make it difficult to predict all risks that might affect our business.

The Company has sought to identify what it believes to be the most significant risks to its business, but it cannot predict whether, or to what extent, any of such risks may be realized nor can the Company guarantee that it has identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to the Company’s Common Shares.

The Company’s business is dependent on its relationship with Epazz Inc. and may become dependent on a variety of third-party relationships going forward.

The Company has entered into a Management Services Agreement with Epazz pursuant to which Epazz provides the Company with a variety of services, including with respect to intellectual property relied on by the Company and personnel to develop products. Shaun Passley is the founder and a director and officer of the Company and the sole director and office and 95% shareholder of Epazz. In the event the agreement with Epazz is terminated or should Dr. Passley become incapacitated, the business, results of operations, cash flows and financial position of the Company may be materially adversely affected.

In addition, as the Company builds its business (including its drone business), the Company may become dependent on a number of third party relationships to conduct its business and implement expansion plans, including providers of key components or parts for its drones. It cannot be assured these partnerships will turn out to be as advantageous or that other partnerships would not prove to be more advantageous. In addition, it is impossible to assure that all associated partners will perform their obligations as agreed or that any strategy agreement will be specifically enforceable by the Company, which could have a material adverse effect on our business.

As part of our operations, we make advances to an affiliate which are offset by services provided by the affiliate to us.

We make advances from time to time to Epazz. Epazz provides services to our Company under a management services agreement, the value of which we offset against the advances we make to Epazz. In the event, the value of the services provided to us by Epazz are less than the amount of the advances made by us to Epazz, there is a risk that Epazz may default the repayment of these advances. We believe a risk of default on these advances is not significant as our CEO and Director Dr. Passley is also the CEO and a Director and shareholder of Epazz. In addition, under the management services agreement, we have the right to seize certain assets of Epazz to which the advances relate in the event of a default. Nonetheless, in the event of a default, we may expend funds in recovering the assets some of which are located in other countries. As a result, a default on these advances could have a material adverse effect on our business, financial position, results of operations and cash flows.

We are dependent on key personnel.

The future success of the Company will depend, in large part, upon its ability to retain its key management personnel and to attract and retain additional qualified marketing, sales and operational personnel to form part of its technical and customer services support center. The Company may not be able to enlist, train, retain, motivate and manage the required personnel. Competition for these types of personnel is intense. Failure to attract and retain personnel, particularly marketing, sales and operational personnel as well as consultants, could make it difficult for the Company to manage its business and meet its objectives. Failure to manage growth successfully may adversely impact the Company's operating results. The growth of the Company's operations places a strain on managerial, financial and human resources. The Company's ability to manage future growth will depend in large part upon several factors, including the ability to rapidly:

(a)build and train development, sales and marketing staff to create an expanding presence in the evolving marketplace for the Company's products

(b)attract and retain qualified technical personnel to administer technical support required for customers located in Canada, the United States and other countries around the world

(c)develop customer support capacity as sales increase, so that customer support can be provided without diverting resources from product sales efforts

(d)expand internal management and financial controls significantly, so that control can be maintained over operations as the number of personnel and size of the Company increases

Inability to achieve any of these objectives could materially adversely harm the business and operating results of the Company.

The Company may be subject to growth-related risks including pressure on its internal systems and controls.

The Company's ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems. The inability of the Company to deal with this growth could have a material adverse impact on its business, operations and prospects. While management believes that it will have made the necessary investments in infrastructure to process anticipated volume increases in the short term, the Company may experience growth in the number of its employees and the scope of its operating and financial systems, resulting in increased responsibilities for the Company's personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Company will also need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate and manage its employees. There can be no assurance that the Company will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Company's operations or that the Company will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth.

The Company is subject to a variety of operational risks.

The Company may be affected by a number of operational risks and may not be adequately insured for certain risks, including: labor disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s properties and extraction facilities, personal injury or death, environmental damage, adverse impacts on the Company’s operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the Company’s future cash flows, earnings and financial condition. Also, the Company may be subject to or affected by liability or sustain loss for certain risks and hazards against which the Company may elect not to insure itself because of the cost. This lack of insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

There is risk of litigation.

The Company is not currently involved in any material litigation; however, it may be involved in legal proceedings, claims and other litigation in the future. Furthermore, the Company may be subject to various legal proceedings and claims arising out of the ordinary course of business. While management does not expect the outcome of any such litigation to have a material adverse effect on the Company’s financial position, litigation is unpredictable and excessive verdicts, both in the form of monetary damages and injunctions, could occur. In the future, litigation could result in substantial costs and diversion of resources and the Company could incur judgments or enter into settlements of claims that could have a material adverse effect on its business. Insurance may not cover such investigations and claims, may not be sufficient for one or more such investigations or claims and may not continue to be available on acceptable terms or at all. An investigation or claim brought against the Company could also result in unanticipated costs, diversion of management attention and reputational harm.

The Company’s business could be adversely affected if its consumer protection and data privacy practices are not seen as adequate or there are breaches of its security measures or unintended disclosures of its consumer data.

The rate of privacy law-making is accelerating globally and interpretation and application of consumer protection and data privacy laws in Canada, the United States, Europe and elsewhere are often uncertain, contradictory and in flux. As business practices are being challenged by regulators, private litigants, and consumer protection agencies around the world, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with the Company’s data and/or consumer protection practices. If so, this could result in increased litigation, government or court-imposed fines, judgments or orders requiring that the Company change its practices, which could have an adverse effect on its business and reputation. Complying with these various laws could cause the Company to incur substantial costs or require it to change its business practices in a manner adverse to its business.

Costs of Maintaining a Public Listing

As a public company, there are costs associated with legal, accounting and other expenses related to regulatory compliance. Securities legislation and the rules and policies of securities exchanges require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to a company’s legal and financial compliance costs. The Company may also elect to devote greater resources than it otherwise would have as a private company on shareholder communication and other activities typically considered important by publicly traded companies. As a result, the company's results of operations, financial position and cash flows may be materially adversely affected.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continuing fluctuations in price will not occur. It may be anticipated that any quoted market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings. The value of the Common Shares will be affected by such volatility. An active public market for the Common Shares might not develop or be sustained. If an active public market for the Common Shares does not develop, the liquidity of a shareholder’s investment may be limited and the share price may decline.

We are responsible for establishing and maintaining adequate internal control over financial reporting.

We are responsible for establishing and maintaining adequate internal control over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of our inherent limitations and the fact that we are a new public company and are implementing new financial control and management systems, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A failure to prevent or detect errors or misstatements may result in a decline in the market price of our Common Shares and harm our ability to raise capital in the future.

If our management is unable to certify the effectiveness of our internal controls or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in the price of our Common Shares. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in the market price of our Common Shares and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also jeopardize our listing on a stock exchange on which our Common Shares may be listed. Delisting of our Common Shares on any exchange would reduce the liquidity of the market for our Common Shares, which would reduce the price of and increase the volatility of the market price of our Common Shares.

We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely effected, which could also cause investors to lose confidence in our reported financial information, which in turn could result in a reduction in the trading price of the Common Shares.

Failure to adhere to our financial reporting obligations and other public company requirements could adversely impact the market price of our Common Shares.

Upon effectiveness of this Prospectus, we will become subject to reporting and other obligations under applicable US securities laws and rules of any stock exchange on which the Common Shares are then listed. These reporting and other obligations will place significant demands on our management, administrative, operational and accounting resources. If we are unable to accomplish any such necessary objectives in a timely and effective manner, our ability to comply with our financial reporting obligations and other rules applicable to reporting issuers could be impaired. Moreover, any failure to maintain effective internal controls could cause us to fail to satisfy our reporting obligations or result in material misstatements in our financial statements. If we cannot provide reliable financial reports or prevent fraud, its reputation and operating results could be materially adversely affected which could also cause investors to lose confidence in our reported financial information, which could result in a reduction in the trading price of the Common Shares.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our reported financial results or financial condition.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including but not limited to revenue recognition, impairment of goodwill and intangible assets, inventory, income taxes and litigation, are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported financial performance or financial condition in accordance with generally accepted accounting principles.

Our management team has limited experience managing a public company.

Our management team has limited experience managing a public company or complying with the increasingly complex laws pertaining to public companies compared to senior management of other publicly traded companies, and regulatory compliance may divert its attention from the day-to-day management of our business. Our senior management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under applicable securities laws. In particular, these new obligations will require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business.

Our directors and officers may have conflicts of interest.

Certain of the Company’s directors and officers are, and may continue to be, involved in other business ventures through their direct and indirect participation in, among other things, corporations, partnerships and joint ventures, that may be or become potential competitors of the technologies, products and services the Company intends to provide. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from the Company’s interests. In accordance with applicable corporate law, directors who have a material interest in or who are parties to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the transaction. In addition, the directors and officers are required to act honestly and in good faith with a view to the Company’s best interests. However, in conflict of interest situations, the Company’s directors and officers may owe the same duty to another entity and will need to balance their competing interests with their duties to the Company. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavorable to the Company.

It may be difficult for investors to enforce within Canada any judgments obtained against the Company in the United States and to effect service of process against certain of the Company’s directors and officers who are not resident in the United States.

The Company is organized in under the laws of the Province of British Columbia, Canada and Dr. Shaun Passley, the Company’s CEO and a director, is located in Canada. It may not be possible for shareholders to effect service of process against the Company’s directors and officers who are not resident in the United States. In the event a judgment is obtained in a US court against one or more of our directors or officers for violations of US securities or other laws, it may not be possible to enforce such judgment against those directors and officers not resident in the USA. Additionally, it may be difficult for an investor, or any other person or entity, to assert US securities law claims in original actions instituted in the U.S. Courts in these jurisdictions and such courts may refuse to hear a claim based on a violation of US securities laws on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a Canadian court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.

The Company operates in multiple countries and is therefore subject to currency risk.

The Company is organized under the laws of Canada and prepares its financial statements under International Financial Reporting Standards with the Canadian dollar as its functional currency. To the extent that the Company operates its business in the United States and internationally, the Company will be exposed to foreign currency fluctuations with respect to certain expenditures and obligations denominated in US dollars or Euros or other international currencies. As such, the Company's results of operations are subject to foreign currency fluctuation risks and such fluctuations may materially adversely affect the financial position and operating results of the Company.

The Company has not paid any dividends to date.

No dividends have been paid by the Company to date. The Company anticipates that for the foreseeable future it will retain future earnings and other cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including the Company's financial condition and current and anticipated cash needs.

Item 4. Information on the Company

OUR COMPANY

General Corporate Information

ZenaTech, Inc. is an enterprise software technology company that specializes in mission-critical cloud-based applications integrated with smart hardware to deliver innovative solutions across diverse industries. The Company operates in software development technology, sales, and distribution. The Company is also developing a drone manufacturing, sales, and distribution business. ZenaTech, Inc. is the parent holding company that operates through wholly-owned subsidiary companies as described below.

The Company was incorporated by Articles of Incorporation in the State of Illinois, USA, on August 31, 2017, under the name ZenaPay, Inc. The Company was a wholly owned subsidiary of Epazz until November 30, 2018, when it was restructured as a separate entity by way of a stock dividend to Epazz shareholders. On December 14, 2018, the Company was domiciled in British Columbia, Canada through Articles of Continuance pursuant to the provisions of the Business Corporation Act (British Columbia).The name of the Company was changed to ZenaDrone, Inc. on August 11, 2020, and subsequently to ZenaTech, Inc. on October 5, 2020, to better reflect the business of the Company and its corporate organization.

The Common Shares of the Company are listed and posted for trading on the Nasdaq Capital Market under the trading symbol “ZENA”, on the Mexican Stock Exchange (BMV) under the symbol “ZENA”, and on the Frankfurt Stock Exchange under the trading symbol “49Q”.

The Company’s principal address and office is located at 777 Hornby Street, Suite 600, Vancouver British Columbia V6Z 1S4 Canada and its telephone number is (647) 249-1622. The Company’s registered and records office is located at Suite 700 – 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our internet website is http://www.zenatech.com.

Intercorporate Relationships

The Parent Company, ZenaTech, Inc, originally incorporated as ZenaPay, Inc. is a British of Columbia, Canada, company, which has twenty-six wholly owned subsidiaries. The following nine subsidiaries are organized under the laws of the State of Wyoming, USA, being ZenaTech, Inc. (“ZenaTech US”), PacePlus Inc. (“PacePlus”), SystemView Inc. (“SystemView”), ZigVoice, Inc. (“ZigVoice”), ZenaDrone, Inc. (ZenaDrone”), WorkAware, Inc. (“WorkAware”), TillerStack, Inc, (US), Ecker Capital, Inc., (“Ecker”), and Drone as a Service, Inc. In addition, TillerStack, GmbH (“TillerStack”) is organized under the laws of Germany, PsPortals, Inc. (“PsPortals”) is organized under the laws of Delaware, USA, ZenaDrone Trading, LLC  with its subsidiary ZenaDrone Manufacturing (FZE) are organized under the laws of the United Arab Emirates, ZenaDrone, Limited is organized under the laws of Ireland, ZenaDrone Manufacturing, Inc., and ZenaDrone, Inc. are Arizona corporations, Interactive Systems, Inc (“Interactive”) and interlinkONE, Inc. (“interlinkONE’) are Massachusetts corporations, and ESM Software, Inc., ZooOffice, Inc. and DeskFlex, Inc. were incorporated in the State of Illinois. The Company restructured PacePlus, ZigVoice, and SystemView on July 27, 2020, from Illinois corporations to Wyoming corporations by forming three new Wyoming corporations named PacePlus, Inc., ZigVoice, Inc. and SystemView, Inc. and transferring the assets and assigning the contracts of PacePlus, SystemView, and ZigVoice to the respectively formed Wyoming corporations. ZenaTech, Inc., a Wyoming, USA, corporation, is now a business and was organized for mergers and acquisitions in the United States. TillerStack, Inc. was incorporated in the United States of America to offer the TillerStack, GmbH products in the USA, and Drone as a Service, Inc., a Wyoming Corporation, was created as a service for drone rentals in the USA.

During 2025 ZenaTech acquired Weddle Surveing, Inc. (“Weddle”), an Oregon Corporation , KJM Land Surveying, Inc., (“KJM”), a Florida Corporation, , Othership, Limited, (“Othership”) a United Kingdom limited liability company and a subsidiary of ZenaDrone Limited, Ireland, created Spider Vision Sensors, Ltd. (“Spider Vision”) a Taiwanese limited liability company to ensure ZenaDrone’s products and entire supply chain are compliant with the U.S. National Defense Authorization Act (NDAA) to enable qualification for approved supplier status to sell to the U.S. Military, bought Wallace Surveying, LLC, (“Wallace”), a Florida limited liability corporation and Miller Land Surveying, a Florida corporation.

The following chart identifies the Company’s subsidiaries and their applicable governing jurisdictions. All the voting securities of these subsidiaries are beneficially owned, controlled, or directed, directly or indirectly, by the Company:

ZenaTech, Inc.
A British Columbia Corporation
(Parent Corporation)
ZenaTech, Inc.
A Wyoming Corporation
SystemView, Inc.
A Wyoming Corporation
Weddle Land Surveying, Inc.
A FLorida Corporation
KJM Land Surveying Inc.
A Florida Corporation
Pace Plus, Inc.
A Wyoming Corporation
SystemView, Inc.
A Wyoming Corporation
ZigVoice, Inc.
A Wyoming Corporation
WorkAware, Inc.
A Wyoming Corporation
TillerStack, GmbH
A German Corporation
TillerStack, Inc.
A Wyoming Corporation
ZenaDrone, Inc.
A Wyoming Corporation
ZenaDrone Limited
An Irish Limited Liability Corporation
Othership, LTD
A UK Limited Liability Corporation
ZenaDrone Manufacturing, Inc.
An Arizona Corporation
ZenaDrone, Inc.
An Arizona Foreign Corporation
ZenaDrone Trading LLC A UAE LLC
ZenaDrone Manufacturing (FZE)
A UAE LLC
Ecker Capital, LLC
A Wyoming Corporation
Interactive Systems, Inc.
A Massachusetts Corporation
interlinkONE, Inc.
A Massachusetts Corporation
ESM Software, Inc.
An Illlinois Corporation
Drone as a Service, Inc.
A Wyoming Corporation
ZooOffice, Inc.
An Illinois Corporation
DeskFlex, Inc.
An Illinois Corporation
Weddle Surveying, Inc.
An Oregon Corporation
Spider Vision Sensors, Ltd
A Taiwanese Corporation
Wallace Surveying, LLC
A Florida LLCorporation
Miller Land Surveying or Survey East, Inc.
A Florida Corporation

Operations Overview

We currently have approximately 700 software, drone services and land survey paying corporate clients using our medical records software, SCADA & HMI software, video surveillance software, call center software and safety and compliance management software,  field service management software and other services. They break out as follows: ten paying corporate clients for Medical Healthcare record software through PacePlus; approximately 40 paying corporate clients for our Scada Software and energy management software and video surveillance through SystemView; approximately 30 paying corporate clients through ZigVoice, for our call contact software; approximately 15 paying corporate clients for our safety and compliance management software through WorkAware; approximately 10 paying corporate clients for our field service management software through TillerStack; approximately 10 paying corporate clients for our law enforcement software through PsPortals; and our acquisition of land survey companies has added an additional 550 customers for land surveys using traditional methods as well as via our introducing drones to the land survey data gathering process.

In addition, we have signed five pilot program agreements to evaluate our drone technology incorporating our drone enterprise software that we expect to convert into paying customers. The five pilot programs will take place with Glenmore Estate, Keadeen Mountain Estate, a large multinational auto parts manufacturer, Regenerate and NightSun. The pilot programs will take place over 45 days periods up to 4 months depending on the application and customer. The customers will have access to the drone and will be trained on how to use the drone. The drone will scan and spray the farmland. Also, the drone will count animals and scan buildings. The Company has starting one of these trials for its indoor drone and is waiting for approval from the Irish Aviation Authority and/or US Federal Aviation Authority (FAA) to begin the other pilot programs. At the end of the pilot programs customers will have an option to buy the drone at a 35-50% discount to the current retail price.

We currently generate almost all our income from our software business and services and do not anticipate any changes to the use of existing software products under our current business operated through ZenaPay, PacePlus, SystemView, ZigVoice, WorkAware, TillerStack, PsPortals Interactive Systems, interlinkONE, ZooOffice and DeskFlex while we pursue our drone business. We have not made any royalty payments on our software products to date. In addition, we have not made any royalty payments on our drones, including to Epazz in respect of software used in our drones.

We currently conduct our software business in the United States of America, Canada, Ireland, United Arab Emirates, and Germany. We currently are testing our drone in United Arab Emirates and Ireland.

Below is a table showing the revenue breakdown by geographical location for the years ended December 31, 2024 and 2023.

	Year Ended	Year Ended
	12/31/2024	12/31/2023
United States of America	$1,973,055	$1,429,471
Canada	14,372	392,815
Germany	3,572	5,454
Total Revenue by Geographical Region	$1,990,999	$1,827,740

We signed a management service agreement with Epazz to support the development of our products. Under the agreement, we receive the benefits of a software development team, office space, project management and hosting services. Epazz is paid 20% above cost.

We currently have 17 employees on staff and 115 contractors we utilize via the management services agreement with Epazz that we utilize throughout our business, for a total of 132.

Recent Developments

Reverse Stock Split

On July 1, 2024, a 1 for 6 reverse stock split of its common shares was affected by the Company. All share and per share data presented in this prospectus has been adjusted to give effect to the reverse stock split.

Recent Acquisitions

A.Acquisitions of ZooOffice, Inc., Ecker Capital, Inc. and Patents

ZenaTech completed the acquisition of the following assets on March 17, 2025: (i) ZooOffice, Inc.(“ZooOffice”) from Epazz, Inc. (“Epazz”), the former parent company of ZooOffice, which develops cloud business software products for businesses and government (ii) Ecker Capital, LLC (“Ecker Capital”), from Ameritek Ventures, Inc., which is a software developer for warehouse software products (to be used in developing the Company's IQ drone series) (iii) a design patent from Epazz that allows for the ZenaDrone 1000 to be able to generate lift from its body design and increasing payload capacity, and (iv) a utility patent from Epazz that allows for the ZenaDrone 1000 to be recharged remotely without human assistance. In consideration for the acquisitions, the Company issued common shares, super-voting shares and preferred shares to Epazz, Ameritek and Dr. Shaun Passley, our Chief Executive Officer.

Dr. Passley is the sole director and officer of Epazz, and is its principal shareholder with 95% voting control of Epazz. Dr. Passley is also a director, officer, and principal shareholder of Ameritek Ventures, Inc., of which Epazz, is the principal shareholder with 95% voting control of Ameritek Ventures, Inc. Dr. Passley is also the sole director, officer and shareholder of ZooOffice. As a result, all of the parties to the purchase agreements entered in connection with these acquisitions were considered "related parties" to ZenaTech and the transactions, namely: Dr. Shaun Passley, ZooOffice, Epazz, Ecker and Ameritek ,and the acquisitions constituted a "related party transaction" under Multilateral Instrument 61-101 of certain of the Canadian Securities Commissions.

The acquisitions of ZooOffice and Ecker Capital were therefore approved by the minority shareholders of the Company at an Annual and Special Meeting of the Company held on  March 17, 2025. As a result, five software companies were acquired and they are expected to add important functionality to be integrated into our drone solutions. These companies are: (i) ZooOffice DBA Jadian, a company providing compliance, permit and inspection software for government, health, and retail businesses; and its subsidiary (ii) DeskFlex, Inc. (“DeskFlex”), a company providing AI room booking and office space optimization software; and (iii) Ecker Capital a holding company, with its subsidiaries (a) Interactive Systems, Inc. (“Interactive Systems”) a company providing a warehouse management software platform including inventory management, e-commerce and order processing as well as  handheld devices and other interface connections; and (b) interlinkONE, Inc. (“interlinkONE”) a company providing a warehouse management solution for maintaining multiple warehouses, software platforms, and software integrations, and (c) ESM Software, Inc., a software technology provider specializing in developing business strategy management solutions.

Acquisition of Securities of Ecker Capital LLC

ZenaTech entered into an Acquisition and Stock Purchase Agreement with Ecker and Ameritek dated October 1, 2024 for the purchase by ZenaTech of 100% of the issued and outstanding shares of equity, securities and warrants, options or other rights to acquire equity securities of Ecker (the "Ecker Securities") held by Ameritek, which is the sole member of Ecker.

In consideration of the purchase of the Ecker Securities, ZenaTech issued to Ameritek the following shares:

•5,000 Super Voting Shares with a stated value of USD$30.00,

•1,000,000 Common Shares, and

•750,000 Preferred Shares with a stated value of USD$3.00 per Share.

Ecker is located at 55 E. Jackson Blvd, Suite 1005, Chicago, Illinois and is the software developer for warehouse software products. It is a benefit to ZenaDrone for its IQ drone series. Ecker is a parent holding company of Interactive Systems, Inc., interlinkONE, Inc, and ESM Software, Inc., three software technology companies.

The Company has received an independent valuation of the business of Ecker, which was prepared by the Valuator. The effective date of the valuation is September 30, 2024 and is based on Ecker as an on-going concern which assumes Ecker has the financial resources to continue operating into the foreseeable future. All traditional approaches to value were considered by the Valuator and specific methods and calculations were weighted to reflect Ecker's value. Ecker was appraised using the fair market value as the standard of value assuming no discount for a lack of control (DLOC) and no adjustment for lack of marketability (DLOM). Because the balance sheet of Ecker might not represent the business, this valuation only values the enterprise value. The enterprise value is the invested capital value (debt and equity) of the business.

The Fair Market Value (enterprise value) of Ecker is estimated at $4,144,906 USD. After any balance sheet adjustments, the adjusted value is $592,313 USD and after subtraction of term debt, if any, the equity value is $590,000 USD. Equity value subtracts interest-bearing term debt and the working capital surplus or shortage, if any, from the enterprise value. A 100.00% interest of the Company's equity equals $4,140,000 USD. The Valuator's conclusion is subject to the Report's Limiting Conditions and the note in the conclusion section.

The Fair Market Value (FMV) is defined as the value an asset or liability would exchange hands given a willing buyer and seller negotiate an "arms-length" transaction with neither party under duress and with the parties having access to all pertinent information.

There are no restrictive agreements that might impact the value of Ecker. The internal financials of Ecker were used in this valuation for analysis. The Valuator reviewed information on Ecker and the assumptions based on client discussions that allowed the Valuator to consider the net cash flow, the market selling multiples, Ecker's assets and liabilities and build out the Discount and Capitalization Rate which measures the investment risk.

Acquisition of Securities of ZooOffice, Inc.

ZenaTech entered into an Acquisition and Stock Purchase Agreement with ZooOffice and Epazz dated October 1, 2024 for the purchase by ZenaTech of 100% of the issued and outstanding shares of equity, securities and warrants, options or other rights to acquire equity securities of ZooOffice (the "ZooOffice Securities") held by Epazz, which is the sole member of ZooOffice.

In consideration of the purchase of the ZooOffice Securities, ZenaTech issued to Epazz the following shares:

•3,000 Super Voting Shares with a stated value of USD$30.00,

•500,000 Common Shares with a stated value of USD$2.45 per Common Share, and

•550,000 Preferred Shares with a stated value of USD$3.00 per Preferred Share.

ZooOffice is located at 602 W 5th Avenue, Suite B, Naperville, Illinois and develops cloud business software products for businesses and government. It has a compliance software what will be useful for compliance for ZenaDrone smart farming.

The Company has received an independent valuation of the business of ZooOffice, which was prepared by the Valuator. The effective date of the valuation is September 30, 2024 and is based on ZooOffice as an on-going concern. The going concern premise of value assumes ZooOffice has the financial resources to continue operating into the foreseeable future. All traditional approaches to value were considered by the Valuator and specific methods and calculations were weighted to reflect ZooOffice's value. ZooOffice was appraised using the fair value as the standard of value assuming no discount for a lack of control (DLOC) and no adjustment for lack of marketability (DLOM). Because the balance sheet might not represent the business, this valuation only values the enterprise value.

The Fair Market Value (enterprise value) of ZooOffice is estimated at $4,021,973 USD. After any balance sheet adjustments, the adjusted value is $4,030,077 USD and after subtraction of term debt if any, the equity value is $4,030,000 USD. A 100.00% interest of the Company's equity equals $4,030,000 USD. Because the balance sheet might not represent the business, this valuation only values the enterprise value. The Valuator's conclusion is subject to the Report's Limiting Conditions.

There are no restrictive agreements that might impact the value of ZooOffice. The internal financials of ZooOffice were used by the Valuator in this valuation for analysis. The Valuator reviewed information on ZooOffice and the assumptions based on client discussions that allowed the Valuator to consider the net cash flow, the market selling multiples, ZooOffice's assets and liabilities and build out the Discount and Capitalization Rate which measures the investment risk.

Acquisition of Design Patent

ZenaTech entered into an Asset Patent Purchase Agreement with Epazz dated October 8, 2024 for the purchase from Epazz by ZenaTech of Design Patent USD1005883S1 (the "Design Patent"). In addition, ZenaTech has agreed to purchase any future Design Patent related to the ZenaDrone 1000 product.

In consideration of the purchase of the Design Patent, ZenaTech issued to Epazz the following shares:

•6,000 Super Voting Shares with a stated value of USD$30.00which will be allocated as to 5,000 to Epazz and 1,000 to Dr. Shaun Passley, and

•1,650,000 Preferred Shares with a stated value of USD$3.00 per Preferred Share which will be allocated as to 1,150,000 to Epazz and 500,000 to Dr. Passley.

For future issue Design Patent(s) related to the ZenaDrone 1000 product, ZenaTech has agreed to issue the following shares, subject to director approval and compliance with applicable laws and regulatory rules at the time of issuance of the securities:

•16,000 Super Voting Shares with a stated value of USD$30.00 which will be allocated as to 12,000 to Epazz and 4,000 to Dr. Passley; and

•2,500,000 Preferred Shares with a stated value of USD$3.00 per Preferred Share which will be allocated as to 2,000,000 to Epazz and 500,000 to Dr. Passley.

The Company has received an independent valuation of the business of the Design Patent, which was prepared by the Valuator. The effective date of the valuation is December 31, 2024. All traditional approaches to value were considered in this valuation and the appropriate allocation of methods and calculations were weighted that best represent value of the value of the business. The Design Patent was appraised using the fair market value (enterprise value) as the standard of value assuming no discount for a lack of control (DLOC) and no adjustment for lack of marketability (DLOM).

The appraisal's estimated value for 100.00% of the Design Patent without any discounts and premiums, is $4,846,667 of enterprise value. This conclusion is subject to the Report's Limiting Conditions.

There are no restrictive agreements that might impact value. The Valuator reviewed information on the Design Patent as well as the assumptions based on client discussions that allowed the Valuator to forecast the future cash flow of the business, review the assets and liabilities to the extent possible and build out the Discount and Capitalization Rate, which is essentially an indicator of risk in the business investment.

Acquisition of Utility Patents

ZenaTech entered into an Asset Patent Purchase Agreement with Epazz dated October 13, 2024 (the "Utility Purchase Agreement") for the purchase from Epazz by ZenaTech of Utility Patent US11597515B2 which allows for ZenaDrone 1000 to be recharged remotely without human assistance (the "First Utility Patent"). Effective November 20, 2024, the parties entered into an amendment to the Asset Patent Purchase Agreement with Epazz dated October 13, 2024 for the purchase from Epazz by ZenaTech of Charging Pad Patent US11970293B2 related to a drone with extendable and rotatable wings and multiple accessory securing panel (the "Second Utility Patent").

In consideration of the purchase of the First Utility Patent and the Second Utility Patent (together, the "Utility Patents"), ZenaTech issued to Epazz and Dr. Shaun Passley the following shares:

•46,000 Super Voting Shares with a stated value of USD$30.00 which will be allocated as to 40,000 to Epazz and 6,000 to Dr. Passley, and

•13,000,000 Preferred Shares with a stated value of USD$3.00 per Preferred Share which will be allocated as to 10,000,000 to Epazz and 3,00,000 to Dr. Passley

For future issue of Utility Patent(s) related to the ZenaDrone 1000 product, ZenaTech has agreed to issue the following shares, subject to director approval and compliance with applicable laws and regulatory rules at the time of issuance of the securities:

•38,000 Super Voting Shares with a stated value of USD$30.00 which will be allocated as to 6,000 Super Voting Shares to Epazz and 2,000 to Dr. Passley, and

•8,800,000 Preferred Shares with a stated value of USD$3.00 per Preferred Share which will be allocated as to 6,000,000 to Epazz and 2,200,000 to Dr. Passley.

The Company has received independent valuations of each of the First Utility Patent and Second Utility Patent, which were prepared by the Valuator. The effective date of the valuations is December 31, 2024. All traditional approaches to value were considered in the valuations and the appropriate allocation of methods and calculations were weighted that best represent the respective value of each of the First Utility Patent and the Second Utility Patent. The Utility Patents was appraised using the fair market value (enterprise value) as the standard of value assuming no discount for a lack of control (DLOC) and no adjustment for lack of marketability (DLOM).

The appraisal's estimated value for 100.00% of the First Utility Patent without any discounts and premiums, is $29,081,865 of enterprise value. The appraisal's estimated value for 100.00% of the Second Utility Patent without any discounts and premiums, is $14,540,001 of enterprise value. These conclusions are subject to the Report's Limiting Conditions.

There are no restrictive agreements that might impact value. The Valuator reviewed information on the Utility Patents as well as the assumptions based on client discussions that allowed the Valuator to forecast the future cash flow of the business, review the assets and liabilities to the extent possible and build out the Discount and Capitalization Rate, which is essentially an indicator of risk in the business investment.

Royalty Agreement

Further to the Technology Exclusive Licensing Agreement dated March 31, 2019 between Epazz and the Company (the "Original Epazz Licensing Agreement"), the Company and Epazz entered into a royalty agreement as of January 14, 2025 (the "Royalty Agreement") pursuant to which the royalty granted by the Company to Epazz in consideration of the contributions by Epazz to the development and commercialization of the ZenaDrone 1000 under the Original Epazz Licensing Agreement was reduced from 7% to 5%. The Company will pay Epazz an annual royalty equivalent to 5% of the gross revenue derived from the sales of ZenaDrone 1000, including the charging pad and attachment machine (the "Royalty"). The Royalty will be paid annually in the form of Preferred Shares issued at the fair market value of the shares at the time of issuance. The Company will calculate the gross revenue base on its audited financial statements for the applicable fiscal year.

B.Acquisitions of Land Surveying Companies and Software Companies

We have acquired the following land surveying companies and may potentially acquire more. It is anticipated that as our drone-based land surveying business grows following the integration of technology data platforms to gather, plot and complete land surveys using drones, the percentage of conventional land surveys using traditional methods- via Total Stations, tripod-mounted operator-controlled photogrammetry machines, will comprise an increasingly smaller percentage of the business while the overall business grows. See "Recent Activities" for more information about our roll-up strategy for land surveying companies.

•ZenaTech acquired Weddle Surveying, Inc., (“Weddle’), a Tigard, Oregon based professional land surveying company on January 14, 2025. Weddle serves residential and commercial clients within the Portland Metropolitan region and surrounding areas of Northwest Oregon and Southwest Washington. The price was $525,000 paid $262,500 in cash and a three-year $262,500 six (6%) percent promissory note paid in three installments with principal and interest paid at the end of each year for three years and a due date of January 13, 2028.

•ZenaTech acquired KJM Land Surveying, Inc, (“KJM”) based in Pensacola, Florida, on January 22, 2025. KJM Land Surveying provides a range of professional land surveying services, including boundary surveys, ALTA surveys, as-built surveys, topographic surveys, and elevation certificates to residential and commercial and construction sectors for over thirty years. The transaction price was $400,000 paid with $200,000 in cash and a three-year $200,000 six (6%) percent interest promissory note paid in monthly installments with principal and interest paid at the end of each month for three years and a due date of January 21, 2028.

•ZenaTech acquired Miller Land Surveying Corporation (“Miller”) of Lake Worth, Florida, on April 10th, 2025. The firm is a land survey and mapping company with a 40-year history and deep portfolio of business customers in the Palm Beach County area of South Florida. The transaction price was $850,000 paid with $425,000 in cash and a three-year $425,000 promissory note with a seven (7%) percent interest promissory note paid in three one-time installments with principal and interest calculated at the end of each month for three years and a due date of April 7, 2028.

•ZenaTech acquired Wallace Surveying Corporation (“Wallace”) of West Palm Beach, Florida, on April 3rd, 2025. They are a well-established land survey company with thirty years of experience providing construction and land development surveys delivering accurate and reliable data that supports project planning and design for developers, contractors, engineers, and architect customers. The transaction price was $1,300,000 paid in $650,000 in cash and $650,000 in a three-year amortization note, with interest at the rate of 8% per annum, interest paid monthly in arrears, to be delivered on April 2nd, 2028.

•ZenaTech acquired Othership Limited, (“Othership”), a United Kingdom collaborative workplace software company providing workplace scheduling and management solutions to remote-first businesses and individuals based in London on March 14th, 2025. The transaction price was $260,000 paid in $100,000 in cash and a one-year $160,000 six (6%) percent interest promissory note with interest paid monthly and due date of March 17, 2026.

These transactions were all made by parties at arms length to ZenaTech and do not constitute related party transactions.

There can be no assurance that we will be successful in developing our business through these or any other acquisitions we may undertake or that any of these or other acquisitions we may undertake will be successful, as currently contemplated or at all, which may have a material adverse effect on our business. See "Cautionary Statement Regarding Forward-Looking Information"" and "Risk Factors" for more information relating to the risks associated with our business.

Recent Activities

We have undertaken the following activities in connection with our business since January 1, 2024:

Item	Plan	Status	Next Steps
IQ Nano Product

IQ Nano is one of the company’s product lines, part of the IQ series- it is an indoor10x10 or 20x20 inch quadcopter rotary drone with software, sensors/cameras and a recharging pad. The company plans to sell it to warehouse and logistics customers for inventory management, security applications and 3D mapping. It will also be used for other indoor applications including search and rescue and reconnaissance in Defense.

At the paid trial stage with a first multinational auto parts manufacturer, and the company has other business trial customers in its sales pipeline. The sales process starts with a paid trial followed by a purchase order (PO) to buy at the trial’s conclusion.

Product at the final stages of product prototype development completion and will commencing manufacturing operations in Q2. We will finish auto parts company trial, obtain PO for  multiple sites, and continue to sell and secure trials/PO’s with additional customers.

Arizona Manufacturing Facility

The company upgraded from a sales office to a larger facility in Phoenix for sales, research and development, drone manufacturing and assembly, and an  aerial testing site. The company intends to produce drones for US Military in Phoenix in the future once it has achieved approved supplier list status and secured these contracts. The company plans to produce some of its commercial drones for US customers at this facility this year  to avoid increased prices due to recently imposed tariffs.

R&D and testing of prototypes is taking place at the facility and at the aerial testing site, and demonstrations to military customers is planned to take place at this facility this year. An expansion of 2000 sq. ft. in Q2 will enable commercial production to start. This site is in addition to the company’s current 10,000 sq. ft. UAE production facility.

We will commence the start of production for commercial US customers in Q2. Larger expansion for Military customers will happen once we secure these contracts.
Spider Vision Sensors, Taiwan Company

A Taipei, Taiwan-based subsidiary company that will source, manufacture and assemble sensors, PCBs, cameras and other components for ZenaDrone products that are non-Chinese sourced. This meets with US Military requirements to be NDAA-compliant, and a growing number of US State and law enforcement requirements for non-Chinese drones and supply chains.

Company is registered, set up with staff in place, and is supplying first components- cameras for IQ series drones

Hiring a larger team beyond the first 6, including more engineers and business development staff. This office will be  developing additional components- PCBs, sensors and others for our drone products. We are pursuing selling drones to Eastern Asian government customers via staff in this office.

Drone as a Service Company (DaaS)

ZenaTech subsidiary registered in Wyoming, DaaS is a company providing turnkey drone services on pay-as-you-go or monthly subscription basis in the US and globally. The first services will include land surveys using drones.

Acquiring land survey companies that will be rebranded at the appropriate time a few months post-acquisition as DaaS. Developing the technology platform for drone data collection and land survey plotting is taking place.

We plan to have more acquisitions of land survey companies, power washing, and industrial inspections companies and others that will enable us to combine with our drones in a branded DaaS business.
Eight LOIs for Land Survey Companies

A rollup strategy purchasing land survey engineering companies in different regions of the US. Combining drones to improve speed and precision of performing land surveys verses traditional methods. We are also viewing this as the first step of our DaaS strategy giving us “feet on the ground” offering services in various cities and regions of the US.

Closed four of the LOIs. In the process of integrating businesses and building the drone data collection and software platform for land surveys. One of the LOIs will not get completed and has recently dropped off our list. We are actively researching and recruiting land survey companies.

We plan to finish negotiations and closings and integrations of outstanding LOIs. We plan add more land survey companies as part of our rollup strategy and DaaS business.

Quantum Computing “Sky Traffic” Project

Have an internal R&D team of 10+ academics and specialized engineering teams for R&D to apply quantum computing power to using multiple AI drones for tasks such as traffic management and weather forecasting. These applications will entail “drone swarms” of multiple drones working together as one for increased efficiency, made possible with vast amounts of data using the power of quantum computing to process.

The team consists of one full-time and two part-time PhDs and the rest of the team is currently being recruited. The team is developing a weather-forecasting project using AI and quantum computing through Amazon Web Services. A government customer has been identified for a traffic management project.

We will commence the project for traffic management, followed by other projects such as weather forecasting applications and wildfire applications. We are planning to do workplace management and scheduling applications via our enterprise SaaS business area utilizing Quantum.

FAA Approvals and Applications

The company received approval for visual-line-of-site commercial use to evaluate, demonstrate and test its ZenaDrone 1000 product in the US. The company also applied for Part 137 to enable us to do liquid spraying for agricultural pesticides and nutrients and firefighting spraying purposes.

We have commenced testing and evaluation at our aerial testing site in Arizona for line-of-site applications. The company is waiting for approval of its Part 137 application for spraying.

We plan to do demonstrations to potential customers. We will commence testing our agricultural drone spraying once we obtain Part 137 approval. As our drone applications evolve, we anticipate future new FAA applications.

Application for Green UAS certification

We announced plans to obtain the Green UAS (Unmanned Aerial System) certification for our IQ Square drone. This is required to sell to government agencies, law enforcement, first responders, and some commercial enterprises. This also serves as a pathway to Blue UAS certification to enter the US defense market to sell directly to the Department of Defense (DoD). The IQ Square is our 41-inch X 41-inch multifunction AI outdoor drone for use in inspections, surveillance and land surveys and other commercial and defense applications.

We have completed the product and software controls needed to apply for Green UAS. We are currently completing the internal cybersecurity controls, NDAA (National Defense Administration Act) documentation and ensuring we have other requirements in place for this certification application.

The company plans to apply for the IQ Square drone Green UAS certification at the beginning of Q3, 2025. The company plans to apply for Blue UAS certification next upon receipt of Green certification.
Suntek Global Partnership- Blue UAS certified components

We are collaborating with Taiwan-based certified electronics manufacturer and partner, Suntek Global, to develop and apply for the company’s first Blue UAS (Unmanned Aerial System) certified IQ Nano drone sensors for US Defense branch use. This partnership is strategic for the knowledge transfer to our Spider Vision Sensors Taiwan team in order to conduct our own Blue UAS certified production for multiple components in the future.

The first batch of Blue UAS certified sensor cameras have been developed and will be shipped to our UAE manufacturing facility for assembly in the IQ Nano and IQ Square drones. We continue to collaborate with Suntek global to build our manufacturing expertise for producing and certifying our components.

The company plans to apply for Green and Blue UAS for all its US Military destined drone products. We are preparing internal cybersecurity controls and documentation needed for these applications.

Testing Site in Turkey

The company signed a lease to use a space within a hanger to do Beyond Visual Line of Sight (BVLOS) drone testing in Turkey. The facility will serve as a product testing site for the ZenaDrone 1000 model drones including for beyond-visual-line-of-site applications.

	The testing facility is being set up, staff are being hired, drones are being provisioned and sent, and the site is expected to be operational in Q1 of 2025.	We plan to start aerial testing of our drones and have five employees in Turkey. The company will rent airspace and test the drones at the site in Q2.

While we continue to pursue these initiatives in the development of our business, there can be no assurance that we will be successful in developing our business through these or any other initiatives we may undertake or that any of these or other initiative we may undertake will be successful, as currently contemplated or at all, which may have a material adverse effect on our business. See "Cautionary Statement Regarding Forward-Looking Information"" and "Risk Factors" for more information relating to the risks associated with our business.

General Development of Our Business

ZenaPay

Our predecessor company ZenaPay was initially formed on August 31, 2017, to research and develop cryptocurrency wallets and cloud-based enterprise software solutions for the agriculture industry. On November 18, 2018, ZenaTech signed an industry exclusive software license with Epazz to utilize its point-of-sale, compliance, and blockchain supply chain software products.  ZenaPay launched its first software applications, ZenaPay Merchant and ZenaPay Wallet, in December 2017 to assist enterprises in the agriculture industry with compliance and sales. However, ZenaPay has never generated any revenue and the Company has pursued other business interests since 2018 and, accordingly, the Company sold ZenaPay in October 2023 given it is not a material part of the business of the Company.

PacePlus, SystemView and ZigVoice

On February 11, 2019, we acquired PacePlus, Inc. and its two subsidiaries SystemView Inc. and ZigVoice Inc. The acquisition contributed to building our technology offerings in growing market sectors. Through PacePlus, SystemView and ZigVoice, we offer medical record software, SCADA software, video surveillance software, and call center software. The software products are currently being used by paying customers such as businesses, government agencies, colleges, and healthcare providers.

PacePlus software products are part of a growing sector of the software industry. The electronic medical record requirement as part of the U.S. Affordable Care Act requires U.S. medical organizations to maintain electronic medical records. Many medical organizations in the United States cannot afford to maintain their information technology infrastructure. Many of them are optioning to contract with software companies that provide the software in the cloud. By using a cloud provider of medical records, medical organizations can focus on patient care instead of maintaining and upgrading their information technology infrastructure.

SystemView is a SCADA & HMI Software designed to improve the efficiency of manufacturing equipment. SystemView includes the Real-Time SmartServer™, Trend Server, Alarm Server, and rapid development tools. ReportView optimizes plant operations by organizing equipment, space, and work. It is customizable with the Data Import Utility and Client Application Suite. It features a clear graphical display and spreadsheet options. SystemView Video Surveillance software is used by schools, colleges, and businesses to monitor access points. The Company is using the experience of SystemView to develop plant recognition software which is being modified using facial recognition technology to track and manage the health of plants.

ZigVoice provides contact management software for call centers and businesses.

ZenaDrone

We operate our drone business through our subsidiary ZenaDrone. We have been developing our drone technology since 2018. We had planned to use drone hardware manufactured by a third party for our drone business, however, upon researching various drones available in the marketplace, it became apparent a suitably functional drone to assist farmers as envisioned by the Company was not readily available. The drones found in the market by the Company either had only limited minutes of flying time and required recharging overnight or were not able to accomplish the tasks required to obtain data useful to farmers or required a commercial drone pilot to fly the drone or had other functional limitations.

We therefore developed and built the ZenaDrone 1000, which we believe is a high quality drone relative to other drones currently available for multi-functional use outdoors. We subsequently developed the IQ Nano drone which will be used indoors. Both the ZenaDrone 1000 and the IQ Nano are currently being tested. We plan to develop a suite of drones for sale or for lease under a DaaS model and plan to continue to develop a variety of drones as the market for drones develops. See “Our Drone Business” and "Recent Developments" for more information about our drone business. See "Cautionary Statement Regarding Forward-Looking Information"" and "Risk Factors" for more information relating to the risks associated with our business.

WorkAware

On August 1, 2020, we completed the acquisition of substantially all the assets (including customer contracts) of WorkAware, a company based in Alberta, Canada which had developed a cloud-based safety and compliance management solution for businesses that can be utilized in a variety of industries, including for field management services. WorkAware software combines safety, personnel, and operations paperwork into a single cloud-based platform, all run by an easy-to-use and accessible mobile app.

TillerStack

On January 14, 2021, we acquired the business of TillerStack, a revenue generating company based in Berlin, Germany that provides field management solutions to businesses. The TillerStack software provides easy access and a convenient system for the management of field workers. As the global mobile workforce continues to rise, the software allows for the optimization of field services by technicians, independent contractors, delivery workers, home healthcare service providers, and field sales employees.

PsPortals

On December 31, 2021, we acquired all the assets of PsPortals, which is a principal supplier of browser-based law enforcement software, which law enforcement can use to search a database during traffic stops for pertinent information. Its main products, such as Portal XL, offer a web server-based application with a “true” zero-footprint client. Requiring only a web browser, it may be connected as a user-interface for traditional message switching systems, it may stand alone as a user-interface/portal to a secure interface that runs in the background or be connected via web services to other data sources. PsPortals products are fully NCIC and Nlets compliant, integrating the formatting, features, business rules, code tables, and manuals needed to effectively manage the user-interface to NCIC and Nlets.

Jadian

On March 17, 2025, we acquired ZooOffice. Jardian , DBA ZooOffice is a  software and services company that provides comprehensive solutions to manage compliance, audits, inspections, licenses, permits, enforcement, quality assurance, and risk management. The company helps customers in municipal and county governments, health facilities, restaurants and retail services like tattoo shops, manage their regulatory and compliance processes, workflow and reporting.

DeskFlex

On March 17, 2025, we acquired ZooOffice. DeskFlex is a subsidiary of ZooOffice that is an AI room booking software company that maximizes every room’s potential by transforming fixed-desk traditional office space allocation into a more dynamic desk hoteling or hot desk environment. DeskFlex helps cut real estate investment costs and ensures efficient office space and room occupancy for both complex large and small offices.

Interactive Systems, Inc.

On March 17, 2025, we acquired Interactive Systems, Inc. Interactive Systems is a subsidiary of Ecker Capital that provides software that helps manage all aspects of warehouse day-to-day operations including inventory management, e-commerce, order processing, and supports handheld devices for warehouse workers. The solution also features customized interfaces to automation and a variety of material handling equipment.

InterlinkONE, Inc.

On March 17, 2025, we acquired interlinkONE. interlinkONE is a subsidiary of Ecker Capital that provides warehouse management solutions for maintaining multiple warehouses on different platforms and integrating them with associated applications for ERP, ecommerce and finance, such as WooCommerce, Salesforce, Zapier and QuickBooks.

Othership Ltd.

On March 14, 2025, we acquired Othership Ltd. Established in 2018 in London, England, United Kingdom, Othership is a workspaces and collaborative workplace software company providing workplace scheduling and management solutions to remote-first businesses and individuals. ZenaTech plans to develop quantum computing-driven workplace scheduling solutions intended to increase business productivity including multinational companies with large and complex workforces, workplace scheduling challenges, and large portfolios of office spaces and locations

Field Management Services

Field management services refer to the management of a company's resources employed at or en route to the property of clients, as opposed to resources employed at a company’s property. Examples include tracking vehicles, managing worker activity, scheduling and dispatching work, ensuring driver safety, and integrating the management of such activities with inventory, billing, accounting, and other back-office systems of a company.

In the past, field management could be fragmented and unorganized given all the moving parts. However, field management services technology developed over the past few years has simplified the process significantly. Field management services software now allows employees to connect remotely with a company’s office to access client data, schedule appointments, service clients and submit bills for the services provided to accounting software integrated with the software. In addition, companies using field management services software can track employees, route and dispatch them for services requested by clients. This has resulted in the development of crucial business processes such as real-time analysis of employee work, shortened billing cycles, and increased productivity. Other features of field management software include reducing overhead costs from paper-based management, marketing, and data analytics.

Examples of companies that often require field management services include infrastructure, mining, and agricultural companies. These types of companies hold a variety of assets away from company offices that require maintenance. These types of companies may also hold assets that may be difficult to service given their location, accessibility, size, or surroundings.

We believe that drone technology presents a highly useful solution to these companies in servicing certain assets. Drones can be utilized to, among other things, access towers, survey land, access mines and otherwise retrieve useful data to allow companies to not only monitor their assets but service them as well. For example, infrastructure companies could utilize drones to access towers to determine potential damage to them, mining companies could survey pits and agricultural companies could monitor plants and capture data. As a result, the time and costs of employees are reduced, as is the potential for physical harm to them.

Principal Capital Expenditures

Over the last two fiscal years to the date hereof, our principal capital expenditures and divestitures (including amounts invested) are as follows:

	Fiscal Year	Fiscal Year
Type	2024	2023
Product development costs	$1,169,126	$217,603
Fixed assets - additions	583,317	2,120
Fixed assets - disposals	6,774	–
Total capital expenditures	$1,759,217	$219,723

Our principal capital expenditures and divestitures currently in progress, are as follows:

Anticipated Three Months Ended
Type	March 31, 2025
Product development costs	$250,000
Fixed assets – additions	100,000
Fixed assets – disposals	–
Total anticipated capital expenditures	$350,000

All these costs are anticipated to be expended in our drone business and in United Arab Emirates.

Our Software Business

We are an enterprise software technology company that specializes in mission-critical cloud-based applications integrated with smart hardware to deliver innovative solutions across diverse industries. The Company operates in software development technology, sales, and distribution. We are selling software licenses to our cloud builder applications. We have been upgrading our software products to be more competitive with other companies on the market. We have been upgrading the user interface for of our software products to display a new modern look and feel to the software products, making them more attractive to the modern business software user, as well as creating new websites to attract new customers to the software products.  We have been moving our applications from static servers to cloud platforms such as Amazon AWS to provide our existing customers with new packages which allow them to better scale their applications. Our mechanical engineers work with our software developers to integrate software applications into computer hardware products.

ZenaTech, Inc. is the parent holding company that operates our software business through the following subsidiary companies:

•WorkAware, Inc., originally incorporated under the name ZenaPay, Inc., a British Columbia, Canada, company, provides cloud-based enterprise safety and compliance management software and mobile solutions that can be utilized in a variety of industries including field management services,

•PacePlus, Inc.(“PacePlus”), a Wyoming, United States of America (“USA”), company, provides cloud-based enterprise software solutions for the medical records industry, with its subsidiaries,

oSystemView, Inc. (“SystemView”), a Wyoming, USA, company, provides software solutions for the automated facility management industry, and,

oZigVoice, Inc. (“ZigVoice”), a Wyoming, USA, company, provides software solutions for the contact center industry,

•WorkAware, Inc., a Wyoming, USA company, provides cloud-based enterprise safety and compliance management software and mobile solutions that can be utilized in a variety of industries including field management services,

•TillerStack, GmbH. (“TillerStack”), a German company, provides cloud-based enterprise field service management software and mobile solutions for a variety of industries,

oTillerStack, Inc. was established for US sales of TillerStack software products.

oZenaDrone GmbH (“ZenaDrone German”) was established for drone sales and drone services in Germany.

•PsPortals, Inc. (“PsPortals”), a Delaware corporation, provides browser-based enterprise software applications for public safety, and,

•ZenaTech, Inc, (“ZenaTech US”), created for conducting future acquisitions in the United States of America, and its subsidiary,

oZenaDrone, Inc., a Wyoming corporation, established for the purpose of selling the drone in the United States of America.

•Ecker Capital, Inc. (“Ecker”), a holding company for the following companies:

oInteractive Systems, Inc., a software inventory management company,

ointerlinkONE, Inc., a SaaS cloud-based solutions for warehouse and inventory fulfillment company, and

oESM Software, Inc., a software technology provider specializing in developing business strategy management solutions.

•ZooOffice, Inc., DBA Jadian, a global software and services company that provides complete solutions for companies for the purposes of managing companies’ compliance, and its subsidiary,

oDeskFlex, Inc., provides smart desk booking and office hoteling software solutions.

•Othership Inc. is a collaborative workplace software company providing workplace scheduling and management solutions to remote-first businesses and individuals.

•Drone as a Service, Inc, a Wyoming Corporation, opened in anticipation of 2025 operations in the drone industry.

•Spider Vision Sensors, Ltd., organized in anticipation of opening a sensors and component manufacturing facility in Taipei, Taiwan to supply components that will be used in the ZenaDrone products.

Our core products all of which are software related and are generating revenue are as follows:

Core Product	Status	Company	Product Description
EHR Software	Released Inhouse development	PacePlus, Inc.	Electronic Health Record software is designed to efficiently manage patient health information, streamline healthcare workflows and improve patient care and safety
Medical Billing Software	Released Inhouse development	PacePlus, Inc.	A comprehensive billing and invoicing system specifically tailored for medical practices, helping manage financial transactions and insurance claims efficiently.
SystemView Scada HMI Software	Released Inhouse development	SystemView, Inc.	A Supervisory Control and Data Acquisition (SCADA) software offering real-time monitoring, data visualization, and control for industrial processes.
MaintenanceView	Released Inhouse development	SystemView, Inc.	A software application designed to streamline and optimize maintenance operations, ensuring the reliability and longevity of equipment and assets.
ReportView	Released Inhouse development	SystemView, Inc.	A powerful reporting tool that compiles and presents data from various sources, simplifying data analysis and supporting informed decision-making.
EnergyView	Released Inhouse development	SystemView, Inc.	An energy management software that tracks energy consumption, identifies inefficiencies and offers insights for optimizing energy usage and reducing costs.
Strand Video Surveillance Software	Released Inhouse development	SystemView, Inc.	A sophisticated video surveillance system with intelligent analytics, enhancing security and surveillance capabilities for a wide range of environments.
Multiplatform Contact Center Suite (MCCS)	Released Inhouse development	ZigVoice, Inc.	An integrated suite of tools enabling seamless communication and management of customer interactions across multiple platforms and channels.
Traffic Calculator	Released Inhouse development	ZigVoice, Inc.	A traffic analysis software that provides valuable insights into traffic patterns, helping optimize transportation and infrastructure planning.
Zinergy Help Desk Software	Released Inhouse development	ZigVoice, Inc.	An efficient help desk solution that centralizes and manages customer support inquiries, ensuring timely and effective issue resolution.
Safety and Compliance Management Software	Released Inhouse development	WorkAware, Inc.	A comprehensive software platform designed to support businesses in maintaining safety standards, compliance, and risk management across industries.

Field Service Management Software	Released Inhouse development	TillerStack, GMbH

A powerful solution that optimizes field operations for businesses. From scheduling and dispatching to real-time tracking and reporting, it empowers field service teams to deliver exceptional customer experiences efficiently and effectively.

Law Enforcement Software	Released Inhouse development	PsPortals, Inc.	A comprehensive and secure platform designed to empower law enforcement agencies with advanced case management, evidence tracking, and streamlined communication tools.
On-site Remote Assistance	Released Inhouse development	TillerStack, GMbH

An innovative tool that enables remote experts to provide real-time guidance to on-site technicians. With seamless AR-powered communication and live video collaboration, it empowers teams to resolve complex issues faster and reduce downtime, revolutionizing on-site support experiences.

DeskFlex Software	Smart desk booking and office hoteling software solutions Generating revenue	ZooOffice, Inc.	Comprehensive solutions for hybrid workspace administration. Our software integrates with essential work apps to effectively and efficiently manage hybrid in-office and remote team members.
Jadian Software	Enterprise Quality Management Software Solutions	ZooOffice, Inc.

Jadian is a global software and services company that provides complete solutions for companies for the purposes of managing: Compliance, Audits, Inspections, Work Orders, Licenses, Certificates, Permits, Enforcement, Quality Assurance, and Risk Management.

Othership	Workplace scheduling software solutions	Othership Limited	Othership is a workspaces and collaborative workplace software company providing workplace scheduling and management solutions to remote-first businesses and individuals.
Exeter WMS	An online, user-friendly system with a broad set of capabilities for planning, controlling, and monitoring distribution center activities.	Interactive Systems, Inc.

Operating independently with data from other internal business systems, Exeter WMS fully supports all distribution operations. Exeter WMS will interface readily with existing purchasing, manufacturing, inventory management, and order processing systems. Utilizing proven technologies – EDI, barcoding, voice recognition, radio frequency (RF), and scanning – Exeter WMS achieves high levels of accuracy and efficiency.

WMS/AIM – Automated Integration Manager	WMS/AIM is a software system designed to optimize today’s complex warehouse operations by providing time-critical interfaces and tracking/decision logic to automated handling equipment.	Interactive Systems, Inc.

Cartons, totes, and units are tracked and communicated to the material handling systems to direct product movement. Sortation decision logic is user-controlled through setup of criteria by divert and include options for carrier, ship-to, and SKU. WMS/AIM supports conveyors, sorters, tilt trays, A-frames, pic-to-light, put-to-light, carousels, scales, AS/RSs, and AGVs.

Container Management and Control System (CMCS)

CMCS provides the timely transaction and decision-making capability required by sophisticated material handling equipment. It comes with an extensive set of functions to monitor the real-time movement of products.

Interactive Systems, Inc.

ISI-Exeter’s Container Management and Control System (CMCS) has all the capabilities of WMS/AIM but resides on the IBM Power System (formerly AS/400, iSeries and System i) and works seamlessly with Exeter WMS. CMCS can be used with any material handling equipment and is manufacturer independent. Conveyors, sortation equipment with multiple diverts, carousels, tilt-trays, A-frames, and in-line scanners are supported. As your operation grows, CMCS can grow with it. Adding new material handling equipment or expanding the capacity of existing equipment, CMCS is easily reconfigured to accommodate the new layout.

VMSei Software

WMSei sets the stage for optimal use of your warehouse assets. Operating as a WMS front end, with a windows look and feel, it offers friendlier and more powerful access to all supervisory transactions, inquiries, and reports.

Interactive Systems, Inc.

•Improved planning tools with the capability to group by one or many order header fields

•Capability to name a wave and preview results with expanded wave summary information

•One step Cancel Wave option if it did not create a balanced workload

FASBE Financial Management System Software	The FASBE solution offers data collection, retrieval, and reporting capabilities for all aspects of your business through a set of integrated software applications.	Interactive Systems, Inc.

FASBE Financial Accounting Solutions for Business and Education is a comprehensive collection of software subsystems designed to provide a complete, flexible, and straightforward financial management solution.

FASBE subsystems can be installed separately, to interface with your existing systems, or collectively, for a total solution.

FASBE accommodates both commercial and fund accounting requirements and includes multi-national features for multi-currency/multi-lingual installations.

SCOPE Forms Manager	SCOPE is a comprehensive forms management system that provides your IT team with the tools needed to define, generate, and maintain display forms. SCOPE provides this capability in a single package.	Interactive Systems, Inc.

The SCOPE interactive editor creates and modifies forms used by the SCOPE Runtime System.

The SCOPE Stand-Alone Forms Tester enables the developer to test form design and attributes without having to write an application program.

The SCOPE Runtime System consists of a number of routines “callable” from the application program. These routines let the program control screen formats and data flow to and from the screen.

interlinkONEpro Software	ilinkONEpro is a warehouse inventory, management order and management fulfillment software.	interlinkONE, Inc.

ilinkONEpro is a multi-tenant, multi-user application that encompasses everything from running complete marketing campaigns, to tracking inventory complete with various which allows you to manage your warehouse, and fulfilling both electronic and hardcopy orders.

ilinkMRC Software	interlinkONE’s Cloud Based Marketing Resource Center aka ilinkMRC	interlinkONE, Inc.

ilinkMRC is a cloud-based Marketing Resource Center solution that saves your company time and money while always controlling your brand. In a nutshell, the Marketing Resource Center allows your teams, clients, and other stakeholders access to marketing assets and materials in one centralized rules-based solution.

ilinkDAM Software	Cloud Based Digital Asset Management Solutions	interlinkONE, Inc.

Digital Asset Management, or DAM, is a unique cloud-based storage solution, a process by which an individual or organization seeks to categorize, store and share all of its digital assets. If you doubt the value of having a centralized storehouse for your digital assets, just think about the sheer volume of the images, videos, photographs and other virtual products your company creates, consumes and shares.

The Product Table below shows products that are being developed to integrate with certain of our software products:

Product Name	Status	Company
StackLens	Prototype Inhouse development	TillerStack, GMbH
JourneyMan Device	Designed Inhouse development	WorkAware, Inc.

The table below is a tabulation of revenue totals and percentages by subsidiary and industries the Company provides services for. The table below is for the years ended December 31, 2024 and 2023.

Subsidiary	Industry Serviced	2024 in CAD	2024 in (%)	2023 CAD	Percent 2023
Interactive Systems, Inc.	Warehouse management software	$118,167	6%	–	–
interlinkONE, Inc.	SaaS cloud-based solutions for warehouse management	93,458	5%	–	–
ZooOffice, Inc.	Compliance management software	42,180	2%	–	–
PacePlus, Inc.	Medical records software	123,991	6%	$141,780	8%
PsPortals, Inc.	Law enforcement software	1,370,692	70%	1,189,355	65%
SystemView, Inc.	Video surveillance software	42,502	2%	52,260	3%
ZenaDrone, Inc.	Drone Platforms and Drone Services	102,217	5%	–	–
ZigVoice, Inc.	Call contact software	5,803	0%	46,076	3%
DeskFlex, Inc.	Meeting room scheduling software	47,971	2%	–	–
ZooOffice, Inc.	Enterprise quality software	42,180	2%	–	–
WorkAware, Inc.	Safety and compliance software	14,372	1%	392,815	21%
TillerStack, GmbH.	Field service management software	3,572	0%	5,454	0%
Total		$1,963,605	100%	$1,827,740	100%

Our acquisition of Ecker Capital and ZooOffice added four revenue-generating companies, of which two are software inventory management entities and one is smart desk booking and office hoteling software solutions and one provides complete solutions for management compliance.  Despite this diversification, our core software products, which are currently offered through our well-established entities such as ZenaPay, PacePlus, SystemView, ZigVoice, WorkAware, TillerStack, and PsPortals, should remain unaffected by this expansion. These software products have been integral to our current business, and we have no intentions of altering their usage or compromising their efficiency during this transition.

See "Recent Developments" for more information about products we have recently acquired.

Software Product Description

The following provides a description of our software products:

PacePlus, Inc. Software Products

Electronic Health Records Software

PACE+ is an integrated, cloud-based Electronic Health Records (“EHR") and Database Management System designed for behavioral healthcare and human services. PACE+ offers a comprehensive set of tools for managing a professional medical practice using EHR (Electronic Health Records). An electronic health record (EHR) is a digital version of a patient’s paper chart. EHRs are real-time, patient-centered records that make information available instantly and securely to authorized users. While an EHR does contain the medical and treatment histories of patients, an EHR system is built to go beyond standard clinical data collected in a provider’s office and can be inclusive of a broader view of a patient’s care. PACE+ is a comprehensive EHR solution.

PACE+ integrates EHR with Practice Management. Practice Management is the set of activities used to manage the day-to-day operations of a clinic, such as appointment scheduling, billing, and other administrative tasks. EHR improve medical practice management by increasing practice efficiencies and cost savings. The patient portal and secure web-based platform personalizes care delivery, increases patient safety and minimizes costs for medical practices of all sizes. Medical practice size can be from 1 to 100+ physicians. A practice with 2-5 physicians is the most common size in the US. PACE+ is suitable for small to large practices.  Healthcare providers are faced with many challenges such as improving care quality, managing disease, monitoring patient safety, reducing costs, complying with the latest regulations and meeting performance benchmarks set by the healthcare industry. Performance benchmarks involve collecting and reporting data on practices, clinical processes and outcomes. Measuring clinical performance can be helpful to track the improvement in the practice over time. PACE+ shows important data in graphical format. Our web-based EHR solution addresses all these challenges by connecting the healthcare continuum, as well as driving outcomes and subsidy payments that can be in the form of insurance or third party payments. PACE+ server-based secure cloud platform allows you to access your information easily.

A practice can maintain a complete electronic client record, including data collection of care visits, service providers, and locations across multiple programs. PACE+ helps eliminate redundant record-keeping. The scheduler tracks client, staff, and group appointments. It is easy to use, and it interfaces seamlessly with service authorization tracking, service history and billing.  This product can generate financial reporting data in any format that can be imported into any accounting system (web based or desktop accounting solution which has capability to import financial data), including electronic claims and remittance, third-party insurance, and client, municipality, and grantor billing.

Medical Billing Software

PACE+ uses the practice management program for billing, processing claims and reporting services. It keeps track of billable services from the start of the claim to reporting. Being able to track, query, correct and resubmit claims is essential for a healthcare provider. Claim status reports can interface with most accounting software systems. PACE+ eliminates the need for data entry staff because the program automatically creates claims and service encounters from progress notes. Practice Management is designed to process claims based on the requirements of different insurance providers and funding sources. PACE+ medical billing software is HIPAA compliant. The cloud-based software is designed for use in mental healthcare practices and medical billing services. PACE+, allows you to bill for the services you have provided in a secure and easy-to-use way.

PACE+ simplifies tedious and repetitive clinical documentation and provides quick access to assessments, treatment plans, progress notes, outcome studies and other tasks. Its design encourages and demonstrates HIPAA Compliance, facilitating accreditation and re-accreditation by organizations such as COA, CARF and JCAHO.

PACE+ includes reports that are easily customized; thus, users can create new reports as needed to meet the demands of grantors, government entities, and payers. Users can output the report results in a variety of formats such as graphs, spreadsheets, etc.

Integrated Components: Electronic health records are fully integrated with practice management (billing), scheduling, reports, imaging and interactive forms. Validations and edits keep data clean and accurate, preventing costly data validation errors and corrections.

Electronic Health Records: Electronic health records are each stored in a single electronic file so that each client’s clinical and demographic data is kept from initial contact through the completion of treatment. Components include scheduling, referral, enrollment, e-prescribing, clinical assessment, service plans and progress notes. All records are fully integrated with reporting and scanning capabilities.

Program Applicability: PACE+ supports a wide range of health and human services that including mental health and substance abuse prevention and treatment, psychiatric and nursing services, consumer-operated recovery and self-help programs, child welfare and protection services, social services, programs for the developmentally disabled as well as foster care, residential and other out-of-home programs.

Workflow Management: iWorkflow is an integral part of PACE+, enabling providers, payers and public health systems to coordinate, streamline and integrate information with other entities. The robust and secure features of iWorkflow allow users to electronically validate criteria, process and share information to reduce fragmentation across systems. iWorkflow features include queuing, allowing notification alerts, auditing, routing and checking compliance.

E-Prescription: PACE+ incorporates the Info-Scriber Electronic Prescription Application with several features including prescriber libraries, drug-to-drug and drug-to-food interaction checking, allergy alerts, pregnancy and lactation alerts and patient medication education leaflets. This allows prescribers and their agents to either print prescriptions or send them to pharmacies electronically or via FAX. It also includes standard reports to assist with medication management, and a titration/taper module for gradual dosing of medications. E-Prescription also has a notes feature.

Document Imaging: iImage is a document imaging web component with automated controls to scan, organize, and manage paper-based documents and electronic files (i.e., Word, Excel) into one comprehensive record. This allows secure users access to complete client information. iImage provides an efficient and automated solution to manage client documents and records within each file.

Time Tracking Component: This PACE+ component allows organizations to manage and track employee hours and pay periods, with the ability to output time data for 3rd party payroll systems. Employee hours are based on a customizable system for each user (i.e., date, department, location, start/end time, pay type, wage class, job codes, etc.). This component helps to alleviate confusion or costly errors involving employee pay. This component allows the supervisor and/or Accounting Dept. to approve time before payroll submission. You can ensure your records are complete and correct. Another great feature is the time tracking component is web based so you do not need to install any software. Access it anywhere through an internet connection. The power of PACE+ can give your organization the leading edge in employee time tracking.

SystemView, Inc. Software Products

SystemView is a SCADA & HMI Software System designed specifically to improve efficiency and increase the value of manufacturing equipment. The SystemView improves your bottom line by making sure your equipment stays agile throughout the production process.

Access and communicate with every part of your production process instead of using isolated interface systems with limited functionality. Choose a more innovative SCADA system with centralized management, which combines and accurately displays your facility's processes. SystemView functions as a Human-Machine Machine Interface (“HMI”), Operator Interface (“OI”), and dashboard development system.

Our Integrated Plant Management & Control (“IPMC”) Suite offers the full-featured SystemView (SCADA Software) application, which offers a set of rapid application development tools. With the SystemView application, you can create realistic graphical displays, virtual control panels, trend views, alarm views and hierarchical menu systems quickly and easily.

Video Surveillance Software

SystemView’s Strand surveillance management system is a “lean client,” which designates the server for a majority of the data processing. This setup ensures stability in the surveillance system and allows users to control their system from any location in the world without having to download client software from a CD. Protecting the soundness of operations in a surveillance system can often be a difficult endeavor in itself. With Strand’s web-enabled reporting tools and support diagnostics, and with customized camera labels, keeping track of your surveillance operations is simplified, and enabled from anywhere in the world, at any time.

Plant Recognition Technology

SystemView is developing modified facial recognition technology to recognize individual plants during the growing process. The technology, which is in the early stages of development, will identify many abnormalities which can affect the growth and health of the plant. The technology will use facial recognition to identify the plant, then use machine-learning to understand if there are issues with the health of the plant. Currently plant recognition technology can track changes in the plant and alert the user of the changes. Later phases of the project will have the cameras mounted in the greenhouses to monitor batches of plants and alert the growers of any issues. The final phase of the project is to use drones to scan fields and alert growers. The former parent company filed a provisional patent with the United States Patent and Trademark office in March 2019. SystemView and the former parent signed an exclusive technology agreement in which the former parent agreed to pay for the patent and SystemView will have exclusive rights to develop and market the technology. The former parent will receive a royalty of 7% on all sales. The license term is perpetual.

EnergyView Software and Hardware Solution

EnergyView by SystemView is a software and hardware solution to make your energy use more efficient. It is specifically designed for the water and wastewater industries.

Smart technology uses the newest innovations to measure energy use reliably and efficiently. Having more information about your energy use and how to keep it running efficiently helps control your facility's power consumption. Older, traditional energy meters cannot provide the same support. EnergyView Metering Solution offers all the latest technology needed to monitor energy consumption for the water and wastewater industry.

Smart energy meters have large benefits for industrial facilities. Knowing your current energy use and how to best manage it allows for increased efficiencies. Power meters report past energy usage and track future usage as well as notify you of outages and equipment failure. Industries that use power meters are better able to run efficiently and proactively find energy solutions.

ZigVoice, Inc. Products

Multiplatform Contact Center Suite (“MCCS”) – Historical

MCCS, an ACD software, has brought Avaya, Cisc, and Nortel real-time and historical information to the web, allowing access from anywhere. This feature makes MCCS ideal for increased accessibility, including connecting with multiple sites or at home agents. Personalized, easy-to-use data includes the option for ad-hoc reporting and scheduled reporting through email. It is easy to export to Excel and PDF format. ZigVoice is currently being used in call centers.

Traffic Calculator (Call Center Software)

Our Traffic Trunking and What If Calculators are designed for call center supervisors and managers. Using these calculators, managers can project upcoming staffing needs with increased accuracy. Customers using ZigVoice Products MCCS can pull their actual call center data into the calculator automatically. This enables a supervisor to quickly highlight key situations, such as when they are over or understaffed, when too many calls are being abandoned, or when customer service quality may be deteriorating.

Zinergy Service Desk Software

Zinergy is a web-based service desk software that gives you the ability to provide quality customer support and help desk services. Zinergy service desk software is easy to setup, easy to use and can be flexibly integrated with other business applications. Zinergy's clear and organized user interface gives you the power to perform any service desk task quickly.

Zinergy’s web-based customer support and help desk software is more than a single solution. It is several web-based support products offered in one package, combining convenience and functionality. Zinergy’s help desk system is designed to give your help desk a way to solve problems quickly while keeping track of customers and call center issues. The easily accessible dashboard, ticketing management feature, asset tracking system, knowledge base and reporting functionality give you all the features of quality help desk software at a comfortable price.

WorkAware Products

WorkAware has developed a cloud-based safety and compliance management solution that can be utilized in a variety of industries, including field management services. The software acquired from WorkAware combines and automates all safety, personnel, and operations paperwork into a single cloud-based platform accessible through our mobile app. See “Corporate Structure – General Development of Our Business – Field Management Services” and “Risk Factors.”

TillerStack Products

TillerStack is in the business of providing field management services to customers. In that regard, TillerStack has developed a new live support product called Onsite Remote Assistance, which can be utilized by technicians in the field by connecting with an external expert via voice, video, and augmented reality to obtain assistance with on-site situations. On Site Remote Assist can integrate with TillerStack’s field management solutions to utilize data from maintenance, repair, or service orders to assist in providing services. See “Corporate Structure – General Development of Our Business – Field Management Services”.

In addition to the Onsite Remote Assistance, TillerStack is developing its smart glasses called StackLenses, which are lightweight glasses with a computer that displays information for hands free work, similar to Google Glasses. StackLenses have a durable and flexible design for onsite technicians to collaborate with remote workers anywhere in the world. TillerStack plans to provide these glasses to customers as an option going forward.

PsPortals Products

PsPortals is a principal supplier of browser-based law enforcement software, which law enforcement can use to search a database during traffic stops for pertinent information and main products. Its main products, such as Portal XL, offer a web server-based application with a “true” zero-footprint client. Requiring only a web browser, it may be connected as a user-interface for traditional message switching systems, it may stand alone as a user-interface/portal to a secure interface that runs in the background or be connected via web services to other data sources. PsPortals products are fully NCIC and Nlets compliant, integrating the formatting, features, business rules, code tables, and manuals needed to effectively manage the user-interface to NCIC and Nlets.

ZooOffice Inc. Products

Jadian is a software and services company that provides comprehensive solutions to manage compliance, audits, inspections, licenses, permits, enforcement, quality assurance, and risk management. The company helps customers in municipal and county governments, health facilities, restaurants and retail services like tattoo shops, manage their regulatory and compliance processes, workflow and reporting.

DeskFlex is an AI room booking software company that maximizes every room’s potential by transforming fixed-desk traditional office space allocation into a more dynamic desk hoteling or hot desk environment. DeskFlex helps cut real estate investment costs and ensures efficient office space and room occupancy for both complex large and small offices.

Ecker Capital Products

Interactive Systems, Inc.

Provides software that helps manage all aspects of warehouse day-to-day operations including inventory management, e-commerce, order processing, and supports handheld devices for warehouse workers. The solution also features customized interfaces to automation and a variety of material handling equipment.

InterlinkONE, Inc. Products

Provides warehouse management solutions for maintaining multiple warehouses on different platforms and integrating them with associated applications for ERP, ecommerce and finance, such as WooCommerce, Salesforce, Zapier and QuickBooks.

Othership Products

Established in 2018 in London, United Kingdom, Othership is a workspaces and collaborative workplace software company providing workplace scheduling and management solutions to remote-first businesses and individuals. ZenaTech plans to develop quantum computing-driven workplace scheduling solutions intended to increase business productivity including multinational companies with large and complex workforces, workplace scheduling challenges, and large portfolios of office spaces and locations.

Our Drone Business

The Company has designed, built, and tested its first commercial drone, referred to as the ZenaDrone 1000. We have also developed the IQ Nano drone for indoor use. Both the Zenadrone 1000 and IQ Nano are in the pilot testing phase. We continue to expand our business into drones. ZenaTech, Inc. is the parent holding company that is developing its drone business through the following subsidiary companies:

•ZenaDrone, Inc. (“ZenaDrone”), a Wyoming, USA, company, and its subsidiaries,

oZenaDrone Limited (“ZenaDrone Ltd”), an Irish entity established for the Irish and European Union drone sales and drone services operations. The Company created ZenaDrone Limited to register with the Irish Aviation Authority,

oZenaDrone Manufacturing, Inc, an Arizona Corporation, established to manufacture drones in the United States of America,

•ZenaDrone, Trading LLC (“ZenaDrone LLC”) a Dubai, United Arab Emirates (“UAE”) company, established in the Middle East for the drone commercial, marketing and sales drone operations, and its subsidiary,

oZenaDrone Manufacturing (FZE) (“ZenaDrone FZE”) a Sharjah, UAE company, established in the Middle East for the manufacturing of drones and batteries.

•Spider Vision Sensors Ltd., a Taipei, Taiwan company was established under ZenaTech to manufacture and supply drone sensors, cameras and components that will be used in ZenaDrone drones in compliance with certain US government country of origin drone requirements.

•Drone as a Service Inc., a Wyoming USA company established under ZenaTech that will offer drone services for farmers or for land surveying and other applications, on a pay-as-you-go and subscription model to be offered through both the company and through partners.

We believe the ZenaDrone 1000 is a high-quality drone (relative to other drones we have reviewed) that is five times larger than many commercial drones and made of carbon fiber to keep it lightweight. It has eight electronic motors and uses a blend-wing body to lift the drone during flight, providing stability and easy maneuverability. The ZenaDrone 1000 has a longer flight time than many commercial drones and can self charge on charging pads that can be placed at various locations at a site.

The following software suite of Plant Tracker, Smart Farming, Compliance, Plant Recognition are currently being used with the ZenaDrone 1000 in our pilot programs for drones as described further below:

Product	Status	Company	Product Description
ZenaDrone Plant Tracker	Released Inhouse development	ZenaDrone, Inc.	A cloud-based application that utilizes blockchain technology to provide precise tracking and management of plant-related data, enhancing efficiency in agricultural processes.
ZenaDrone Smart Farming	Beta Release Inhouse development	ZenaDrone, Inc.	An innovative solution employing smart technology to optimize farming practices, improve crop yields, and streamline agricultural operations.
ZenaDrone Compliance Software	Testing Inhouse development	ZenaDrone, Inc.	An automated solution to navigate regulatory requirements seamlessly. It simplifies compliance processes, ensuring adherence to necessary standards with efficiency.
Plant Recognition Technology	Testing Inhouse development	ZenaDrone, Inc.	Software that utilizes advanced AI technology to identify various plant species swiftly and accurately, providing enhanced botanical insights for users.

ZenaDrone Plant Tracker

The ZenaDrone Plant Tracker software records data about growing plants. Recorded data helps to monitor plant growing conditions and gives useful findings on optimal growing conditions. This app also helps to identify potential issues during the plant growing process.

The ZenaDrone Plant Tracker tracks plants from seed to harvest. Plant Tracker is available on the Google Play store and soon will be available on the Apple App store. The first version provides an effortless way for growers to monitor the different varieties of plants they harvest for their businesses. ZenaDrone Plant Tracker has no paying growers as customers. ZenaDrone Plant Tracker has been downloaded, however ZenaDrone does not have information about who has downloaded the software. Currently, no farmers are using the ZenaDrone Plant Tracker software.

Smart Farming

Our Smart Farming software is a drone enabled smart farming solution, which monitors plant life cycle from growth to sale. Our ZenaDrone Smart Farming software tracks, monitors and calculates plant life cycles from growth to sale in real time. Using this solution, farmers can detect problems before they happen by monitoring crop health, past and present weather data, and inventory status. The rapid results obtained from this smart technology solution allow farmers to make critical decisions about the health of their fields in the short and long term, such as nutrient optimization for output maximization. It also assists with quality assurance and compliance by providing accurate data extraction for management to prepare auditing reports and effectively certify the plant life cycle from the start to its targeted purpose.

Integrating our ZenaDrone Smart Farming software, the ZenaDrone 1000 allows farmers to analyze their fields daily under a given schedule and to retrieve details of planted crops using multispectral sensors. The ZenaDrone1000 sends the retrieved data to the cloud and the ZenaDrone web application. The ZenaDrone Web application displays details about plant growth and can also trigger an alert with details of any potential issues that may be found, such as drainage or areas prone to erosion.

The rapid results obtained from ZenaTech's smart technology solution allows any farmer to make critical decisions about the health of their field in the short and long term, including nutrient optimization and detecting irrigation problems. Farmers can detect problems before they happen by monitoring crop health, past and present weather data and inventory status. We believe our solution provides farmers with the data they need to save money, time and energy with respect to their plants.

ZenaDrone Compliance Software

ZenaDrone Compliance Software is being developed to provide enterprise-level risk management software for the agriculture industry, allowing mid to large agricultural operations to identify, monitor, and remedy the regulatory, harvesting, growing, technological, and reputation risks; financial problems; and operational difficulties that may threaten the achievement of their organizational objectives. It is also intended to provide a centralized information system that helps identify risks, assess the likelihood of occurrence and impact thereof, mitigate the risks, and trace each solution.  The product is being developed from our licensed EQM application software, a proven and tested software application currently used by the US State of Maryland counties governments and businesses to manage compliance over the past 20 years. US State of Maryland counties governments and businesses are paying customers of Epazz. EQM is a web-based solution that has mobile tools to enable administration bodies to manage compliance electronically, conduct audits and inspections, fulfill work orders, monitor licensing, certifications and permits, and check compliance enforcement. EQM is a successful software solution used around the world. The first version, released in 1990, managed auditing and corrective actions.

It is also being developed as a tool for building a repository of risks associated with business objectives, metrics, and events. An outcome will be that it will be easier for you to identify risks in your business; manage remediation processes; implement your risk model; and automate, measure, and report every step of the process.

Finally, it is being developed as a tool for evaluating client expectations against experience, which is often critical to the success and continued growth of any organization. With our simple user interface, which can integrate compliance and regulatory processes, you will be able to improve operational efficiency, enhance risk management, and keep up with the increasing number of fluctuating regulatory demands while maintaining profitability. There are no paying customers or users currently.

Characteristics

•Enables the logging, controlling, managing, and monitoring of remediation tasks for different findings and incidents

•Calendarize tasks automatically, such as periodic assessments, scans, and notifications, allowing for continuous improvement in the implementation of different strategies

•Builds models for evaluating qualitative and quantitative risks

•Customizes models and risk assessment metrics that can be imported and/or built within ZenaPay, allowing users to measure operational risks and financial, technological, and legal problems through their metrics

•Integrates and correlates IT information security through risk controls and compliance

Benefits

•Reduces time and costs by concentrating manual processes in an integrated and automated risk management system

•Improves the use of organizational, financial, technological, and human resources

•Provides a complete picture of the company from multiple angles

•Aligns your methodologies with the ability to model and assess risk in a way that makes sense to your particular organization

•Identifies the risks that may impact the corporate strategy

Reasons for choosing ZenaDrone Compliance Software

•It provides access to a database of solutions that have been applied in different sectors to reduce the risks associated with different jobs.

•It selects the most appropriate module for your particular company.

•It offers detailed and easy-to-interpret reports that are customizable. In addition, modules can be incorporated for more complex analysis.

•Sets the calculation criteria of ISO standards.

•The network installation allows people to use it any time, anywhere.

•Each year, ZenaDrone will release a new version that improves the software performance with new functionalities.

Plant Recognition Technology

SystemView is developing modified facial recognition technology to recognize individual plants during the growing process. The technology, which is in the early stages of development, will identify many abnormalities which can affect the growth and health of the plant. The technology will use facial recognition to identify the plant, then use machine-learning to understand if there are issues with the health of the plant. Currently plant recognition technology can track changes in the plant and alert the user of the changes. Later phases of the project will have the cameras mounted in the greenhouses to monitor batches of plants and alert the growers of any issues. The final phase of the project is to use drones to scan fields and alert growers.

The following drone solutions are under development by ZenaDrone and some are at the Beta stage and being tested and in paid trials with potential customers:

IQ Nano	Beta release and testing inhouse development, and undergoing a paid trial with a potential multinational auto parts customer.

Compact 10x10 inch autonomous indoor drone currently used for inventory management applications reading bar codes and collecting inventory data for input into a database/company ERP systems. Can also be used for warehouse mapping, for monitoring, and for warehouse safety and inspection applications.

ZenaDrone 1000	In house development and testing stage, has been used in paid trials by government clients.	A multifunction, autonomous drone (7ft. by 15 ft. in most recent version) used for a variety of applications such as crop management and farming, transporting goods, and land surveying.
IQ Square	Undergoing inhouse development and testing.	A compact 20x20 inch indoor/outdoor autonomous drone to be used for a variety of inspection, safety and monitoring applications. This is the drone that will be used for line-of-sight Land Surveys.
Sky Traffic	A project under development.

A project that utilizes the ZenaDrone 1000 drone to collect traffic and weather data in order to help predict future patterns/events for intended use for government customers utilizing advanced quantum computing data analysis.

See "Recent Activities" for more information.

ZenaDrone has signed up five pilot customers in the agricultural sector and construction to test the solution. We are also demonstrating the functionality of our drone to potential buyers in Dubai, UAE where we have a manufacturing facility in Sharjah, UAE. The five pilot programs will take place with Glenmore Estate, Keadeen Mountain Estate, and Regenerate and NightSun. The pilot programs will take place over 45 days periods. The customers will have access to the drone and will be train on how to use the drone. The drone will scan the farmland and spray the farmland. Also the drone will count animals and scan buildings. The Company is waiting for approval from the Irish Aviation Authority and/or US Federal Aviation Authority (FAA) to begin the pilot programs. At the end of the pilot programs customers will have an option to buy the drone at a 35-50% discount to the current retail price.

The Company is generating revenue from the drone pilot programs. The Company is receiving revenue with its contract with US Airforce. Also the company has other pilot programs, once they are completed, each customer has an option to purchase the drone platform from the Company at 35-50% discount within 90 days after the pilot program. The time frame and steps to begin generating revenue will be by converting the pilot customers into paying customers. The pilot customers will sign a purchase order within 90 days. Then the Company would deliver the drone to the customer's facility and train them on the drone platform.

ZenaTech signed a Memorandum of Understanding with NightSun, LLC. to create a joint venture for the marketing and sale of drones to the Native American tribes. The joint ventures established two LLCs in which NightSun would own 51% of the LLCs and ZenaDrone 49% of the LLCs. ZenaDrone will enter into a manufacturing license agreement with ZenaDrone US Manufacturing.

Our Plan of Operations for Drones

We currently are testing our ZenaDrone 1000 and IQ Nano drones and plan to manufacture and sell these drones after the pilot testing is completed. We plan to develop a suite of drones for sale or for lease under a Drone as a Service (DaaS) model. In that regard, we have acquired and are in the process of acquiring other land surveying companies to combine with our drones to improve the speed and precision and innovate the process of conducting land surveys.  This is the first step of our DaaS strategy and we are planning to acquire other legacy businesses in power washing, security inspections, powerline inspections in addition to land surveys, on a pay per use or subscription basis.

We plan to continue to develop a variety of other drones as the market for drones continues to develop. We plan to pursue business enterprises in a variety of sectors, from agriculture to infrastructure to mining.

We registered a Drone as a Service company which will provide pay-as-you-go and subscription-based use of drone solutions. The service is intended for those customers that want to use drones occasionally for a specific task like power line inspection or a plant tracking application, rather than having to invest in the drone hardware, software, and the regulatory drone pilot certifications to own it themselves. The company plans to offer these services directly and through partners in the US and globally.

We plan to develop markets for our drones in the United States, Canada, Germany, Dubai. We have opened a manufacturing facility in Dubai and are currently working towards opening another in Phoenix, Arizona, USA. Our standard drone will have certain basic attachments, such as lights and a camera. Customers will be able to customize a drone within certain specifications for which we will modulate our software and add to the hardware. We will also be providing training to customers with respect to flying drones.

We have manufactured drones in Sharjah, UAE for testing, where we have leased a facility and believe we can maintain lower costs of production. Because the Company’s drone is designed and manufactured in-house, the Company can control the quality, design, software, and systems integration, to deliver an inherently stable solution.

Raw materials for our drones consist of a combination of original equipment manufacturer parts and third-party components, which we have been sourcing from various suppliers. We do not have long-term agreements with any of these suppliers that oblige such suppliers to continue to sell components or parts to us. As a result, there are risks and uncertainties, including whether suppliers will provide an adequate supply of components or parts of sufficient quality, will increase prices for them or will perform their obligations on a timely basis. See “Risk Factors”.

We are in the process of establishing a sensors and component manufacturing facility office in Taipei, Taiwan to supply components that will be used in ZenaDrone products. The new company, Spider Vision Sensors Ltd., will ensure ZenaDrone’s products and entire supply chain are compliant with the U.S. National Defense Authorization Act (NDAA) to enable qualification for approved supplier status to sell to the U.S. Military. The company signed a partnership with a Taiwan-based certified electronics manufacturer of vision systems, to collaborate on design and manufacturing of Blue UAS (Unmanned Aerial Systems) certification eligible components. The two companies will collaborate on camera design, features, testing and manufacturing for a 25-megapixel camera to be used in the ZenaDrone IQ Series of indoor/outdoor drones.

We launched a Quantum Computing project for traffic optimization and weather forecasting using ZenaDrone drones called Sky Traffic, at the request of a prospective government customer. The project is expected to use our ZenaDrone 1000 drones to monitor vehicle traffic and analyze the data using quantum computing methodologies and Amazon Web Services cloud platform. The project proposes to provide real-time traffic data aiming to improve the precision, accuracy and speed of information that can help optimize functions such as traffic flows and routing, traffic signal management, public safety, and the deployment of government services.  Sky Traffic project also plans to develop applications for use in weather forecasting applications.

Market Regulation

The regulation of drones is determined by each jurisdiction in which they are used. The following table sets forth certain information about the regulation of drones in the various jurisdictions where we are seeking approval for the operation of drones. We also plan to seek approvals in other jurisdictions as our business expands. We expect customers may be able to rely on our permits in the various jurisdictions to fly drones, however, a qualified remote pilot license holder with training may be required to fly them.

Country	Category	Criteria	Gov. Body	Approx. timing	Status
Ireland	PDRA G03 (Pre-defined Risk assessment)

PDRA G-03 is a AMC6 to Article 11 to Regulation 2019/947. The main criteria for drones to be considered under this assessment are as follows: -

         BVLOS (Beyond Visual Light of Sight) should be in the range of C2 (Command and Control) link (radio line of sight).

         Controlled or uncontrolled airspace.

         Operating at a maximum height not more than 30 meters from ground.

         Operating no more than 30 meters horizontally from an obstacle, operating at a maximum height no more than 15 meters from obstacle; if height of obstacle does not exceed beyond 20 meters, then height of operation maybe be up to 30 meters from obstacle or no more than 50 meters from ground.

         Maximum UAS (Unmanned Aircraft System) dimension of less than 3 meters, meeting the technical requirements defined in PDRA.

         Typical operational areas include Linear inspections and agricultural works.

         Following preprogrammed or preplanned flexible routes within the operational volume.

For Ireland regulations are as follows:

         Maximum UAS (Unmanned Aircraft System e.g.- wingspan, rotor diameter/area or maximum distance between rotors in case of multirotor) characteristic dimension should be up to 3 meters.

         Typical Kinetic Energy of up to 34kJ.

         BVLOS (Beyond Visual Light of Sight) should be in the range of C2 (Command and Control) link (radio line of sight).

         Overflown area should be sparsely populated where populated area should be considered as a 'Congested Area' as defined in Regulation (EU) No 965/2012 (Air Operations Regulation): In relation to City, Town or Settlement, any area which is substantially used for residential, commercial, or recreational purposes.

			Irish Aviation Authority. The EASA rules book must be followed.	3-4 weeks.	Waiting for approval
Germany	PDRA G03 (Pre-defined Risk assessment)	EASA and aviation rules are same as Ireland for Germany as they are member of state. Both countries should comply with all the rules generated by EASA. (European Aviation Safety Authority).	German Federal Aviation Office. EASA rule book must be followed.	8-10 weeks minimum	Not applied yet.

UAE	N/A

This regulation provides us with the requirements to be met by person / organization operating Unmanned Aircraft System for the purpose of following: -

         commercial and non-commercial activities

         experimentation and research and development activities

         UA event

         Demonstration flights.

COMMERCIAL AND NON-COMMERCIAL ACTIVITIES

         Under this category organization/operators who would like to operate UAS/drones in the UAE for commercial purposes or for special operations (non-commercial) such as. photography, aerial survey, etc.

Alternative means of compliance FOR UAS

The procedure is as follows: -

         Apply for security clearance for the organization through the GCAA website. https://www.gcaa.gov.ae/en/pages/ViewServiceCard.aspx?_ID=123

         Submit Application Letter to drones@gcaa.gov.ae along with the following details: - A description of the proposed operation - Management Commitment Statement - List of the unmanned aircraft type with serial number, color, and mass in KG Note: The Application Letter should be formatted in company letterhead signed by an authorized representative.

         Subscription to GCAA E-Publication through GCAA web site: https://www.gcaa.gov.ae/en/pages/viewservicecard.aspx?_ID=214&_T=E-Publication (the applicant should provide evidence of such subscription.)

The following list while not exhaustive includes types of incidents involving UA Operations, which shall be reported to the GCAA (by email to drones@gcaa.gov.ae):

         Crashes resulting in any injury or fatality to a person, damage to property, damage to UA, interferences in signal or control of UA.

         Experiences a near miss with a manned aircraft or other UA.

         Colliding with a building or structure.

         Operates without appropriate GCAA approval.

         Penetrates controlled airspace without an ATC Clearance.

         Conducts photography without appropriate security approval.

         Operation which results in a public nuisance.

         Penetrates No flying Zone without appropriate GCAA Approval.

         Any other applicable occurrence as prescribed by CAAP 22.

ADDITIONAL REQUIREMENTS TO FLY DRONE IN DUBAI

A no objection certificate must be issued from DCAA (Dubai Civil Aviation Authority) before flying drone in Dubai.

		Drone registration with Dubai civil aviation authority and get NOC from them. Drone registration to general civil aviation authority and get NOC from them, Ministry of defense approval.	4-5 weeks	Permission granted.
USA	Medium large Category drone operation.

WAYS TO FLY DRONES

•Drone weight more than 55 pounds through Special unmanned aircraft system rule.

•Commercial Operations: - Type certification, 49 U.S.C 44807 Grant of exemption.

•Special Airworthiness Certificate operations.

•Recreational flyers.

•Public Aircraft Operations.

INFORMATION NEEDED TO FLY DRONE

•Training and qualification of crew.

•Operations and Maintenance Manuals.

•Procedures.

•Specifications and performance of UAS (Unmanned Aircraft System).

•Operating areas.

•Risk assessment.

PREPARE THE PETITION

•Petition Contents are in 14 CFR Part 11.

•Follow instructions on Regulations.gov to submit petition.

•Proprietary Information must be submitted separately.

SPECIAL AIRWORTHIINESS CERTIFICATE

•This is applicable if no testing and data documentation is present for safe operation.

•Flying crew is not qualified enough.

•In cases where airworthiness requirements for a standard airworthiness certificate are not met Special airworthiness certificates in the experimental category (SAC-EC) may be issued:- Use FAA Form 8130-7 and follow instructions to apply.

		Federal aviation authority.	3-6 month minimum	Not applied.

Canada	SFOC-RPAS

CRITERIA FOR FLYING DRONES IN CANADA

Drone operations are divided into two namely categories Basic and Advanced, but

If a specific drone operation is needed to be carried out, they need to apply for a Special Flight Operations Certificate (SFOC) for Remotely Piloted Aircraft System (RPAS).

SFOC-RPAS gives drone permission to carry out those specific operations under special conditions.

The SFOC-RPAS permission is of two types: -

•Lower Risk

•Higher Risk

Lower Risk permission may be obtained under following conditions: -

•Flying less than 5.6 km (3 NM) of a military aerodrome.

•Flying more than five RPAs at the same time from a single control station and at more than 9.3 km (5 NM) of an aerodrome in uncontrolled airspace.

•Flying at an advertised event.

•Organize an RPA special aviation event.

Higher Risk permission may be obtained under following conditions: -

•Flying a drone weighing over 25 kg.

•Flying beyond visual line-of-sight.

•Flying above 122 meters (400 ft).

•Flying more than five RPAs at the same time from a single control station and at less than 9.3 km (5 NM) of an aerodrome or in controlled airspace.

•Carrying dangerous or hazardous payloads (e.g. chemicals).

		Canadian Transportation Agency	8-9 weeks minimum	Not applied.

All patents from the above table are exclusive licenses.

See “Use of Available Funds – Business Objectives and Milestones” for more information.

Distribution Methods

ZenaTech is in the process of implementing its enterprise solutions on Amazon Web Services in Canadian data centers as a software-as-a-service business model (“SaaS”). The software is ready for testing with a grower. The company currently is working on arranging meetings with growers to demo our software to them. Once we have signed up a beta customer, we will need to gather their feedback and make changes to the workflow of the software. The software has a built-in tool that allows a technician to make modifications to the workflow onsite. The company plans to travel to a greenhouse facility with our software developers and technicians and make modifications at the site of our beta customers to speed up our launch to market. Under the SaaS business model, ZenaTech will provide users with a monthly or annual subscription to access the software via their web browser or mobile apps. ZenaTech currently has apps available for download on the Google Play Store and the Apple App Store. ZenaPay products will be launched on the Google Play Store and the Apple AppStore.

ZenaTech will use an inbound marketing program to attract new customers to its software products. An inbound marketing program includes search engine optimization, pay-per-click, content marketing, and social media marketing.

PacePlus, SystemView, ZigVoice, TillerStack, WorkAware, PsPortals, Interactive Systems, interlinkONE, ZooOffice, DeskFlex

PacePlus, SystemView, ZigVoice, TillerStack, WorkAware, PsPortals, Interactive Systems, interlinkONE, ZooOffice and Othership use inbound marketing strategy to acquire customers as described above. In addition, the company will be using new artificial intelligence marketing agencies to clearly identify customers who need our solutions.

ZenaDrone

We have business development managers in Phoenix, Berlin, Dublin, and Dubai. We have direct marketing and SEO specialists in Dubai, Dublin and Toronto. We plan to offer our drones through the sales team, as well as offer it on the ZenaDrone website.

We signed Memorandum of Understanding with NightSun, LLC to create a joint venture in order to market and sale drone related word to the Native American tribes. The joint ventures established two LLCs in which NightSun would owned 51% of the LLCs and ZenaDrone 49% of the LLCs. ZenaDrone will enter into a manufacturing license agreement with ZenaDrone US Manufacturing.

Intellectual Property

In accordance with industry practice, we rely on a combination of patent, copyright, trademark and trade secret laws and contractual provisions to protect our proprietary rights in our products. We have acquired software from Epazz that has been used to develop products offered or to be offered by ZenaPay. We own all of the software rights related to products offered by PacePlus, SystemView and ZigVoice, as well as TillerStack, WorkAware and PsPortals We have also developed the software and hardware for the drone to be offered by ZenaDrone and are the exclusive license of certain patents relating to our drone. In addition, we attempt to protect our trade secrets and other proprietary information through agreements with suppliers, employees, and consultants. Furthermore, our employees have assigned all rights to intellectual property developed in the course of their employment.

Software Intellectual Property

The Company’s software products are protected as trade secrets. The Company uses a source safe technology to check in and check out the source code of the software products. In addition, the Company limits the number of personnel who can access the source code of our software products, all of whom have signed non-disclosure agreements. As a result, the source code of the Company’s software products are heavily guarded.

Patents

The Company has obtained a design patent relating to its drone from the United States Patent and Trademark Office (the “USPTO”) and is the exclusive licensee of certain other design and utility patents obtained or applied for by Epazz with the USPTO which are or will be utilized in its drone business.

The following provides a synopsis of the patenting process with the USPTO, which is not complete and investors should consult with their own legal and other advisors regarding the process:

The patenting process with the USPTO begins with conducting a novelty search with the USPTO to determine if a patent already exists for the invention sought to be patented. If a patent already exists, another patent for the same invention would not be available.

If there is no patented invention, the next step would be to determine the type of patent required: a utility patent essentially for a new and useful process, machine, article of manufacture, or compositions of matters, or any new useful improvement thereof; a design patent essentially for a new, original, and ornamental design for an article of manufacture; or plant patent relating to a new variety of plant.

Once the type of patent is determined, the next step would be to file a patent application with the USPTO for the invention. Often a provisional patent application would be filed which would allow the inventor 12 months to finalize its application while maintaining a priority date for the application from the date of filing. A non-provisional patent application must be filed within 12 months of the filing of the provisional patent application to maintain the priority date.

Patent applications are then examined by qualified examiners at the USPTO, which can take anywhere from six months to three years or more depending on the backlog. The inventor would most likely have to respond to objections or rejections of the patent application to address issues raised by the examiner. Once the patent is allowed, a fee must be paid to the USPTO, and the patent granted is usually published four weeks after the payment.

The table below provides information regarding patents issued or for which applications have been filed with the USPTO relating to our drone business. To date, there have been no concerns raised by the patent authority reviewing these applications in relation to the patentability of the patents applied for, nor has the Company received any correspondence from the USPTO in that regard.

Design Patent Applications
Patent Title	Status	Entity Assigned	Patent Authority
Drone Design Gen 1	Issued US Patent No.: D932369	ZenaDrone, Inc.	U.S. Patent Office
Drone Design Gen 2	Notice of Allowance 29824062	ZenaDrone Inc.	U.S. Patent Office

Utility Patent Applications
Patent Title	Status	Entity Assigned	Patent Authority
Drone with extendable and rotatable wings and multiple accessories securing panel	Issued US Patent No.11970293	ZenaDrone Inc.	U.S. Patent Office
Charging/Re-Charging Drone Assembly System and Apparatus	Issued US Patent No. 11597515	ZenaDrone Inc.	U.S. Patent Office
Plant Recognition Technology	Application filed January 6, 2022	Epazz, Inc.	U.S. Patent Office
Permanent Licensing Robotic Arm Technology	Application filed August 1, 2023	Ameritek Ventures, Inc.	U.S. Patent Office

Management Service Agreement

ZenaTech signed a management service agreement with Epazz to support the development of our products. Under the agreement, the Company receives the benefits of a software development team, office space, project management and hosting services. Epazz is paid 20% above cost. The Company paid Epazz fees of $306,546 during the year ended December 31, 2024 and $258,592 during the year ended December 31, 2023. See “Dependence on Material Agreements” for more information about the agreement with Epazz.

On May 16, 2024, the Company and Epazz, Inc. amended their management service agreement to include a default clause. If Epazz, Inc. becomes insolvent or is otherwise unable to provide the services contemplated hereby, all property and other assets relating to the services contemplated hereby provided by the Executive Manager to or for the benefit of the Company shall become the property and assets of the Company and the Company shall have the right to forthwith foreclose and seize such property and assets, including without limitation, facilities, equipment and supplies.

Competitive Conditions

There are a number of companies in the agriculture software development space, medical record keeping software, scada software, law enforcement software, field service management software, safety management software, call center software, and the drone space, with which the Company competes or expects to compete. Some of these companies are larger than and more established than we are which adversely could affect our business. See “Risk Factors”.

Medical Software

There are a number of competitors to PacePlus, SystemView and ZigVoice that are developing software for the medical records software industry. These include AdvanceMD, DrChrono EHR, NextGen and Kareo.

Safety, Compliance and Field Management Software

There are a number of competitors to TillerStack and WorkAware that are also developing software for the safety and field management software industry. These include Alcumus, gocanvas, EHSInsight, SimPRO and ServiceTitan.

Drones and Drone Services

There are a number of drone companies that are developing markets for the drone industry. These include DJI, DraganFly, RedCat, AgEagle, AeroVironment, Kratos, Unusual Machines, and Volatus.

Dependence on Certain Agreements

Our CEO and director, Dr. Shaun Passley, is also the CEO and a director of Epazz, as well as a significant shareholder in both the Company and Epazz. The Company has entered into a number of agreements with Epazz that are material to the business of the Company as summarized below. The Company relies on these arrangements to satisfy certain of its management and technology requirements. The summary of these agreements is not complete and is qualified by reference to the terms of the material agreements, which have or will be filed on SEDAR + under our profile. Investors are encouraged to read the full text of such material agreements:

Investors are encouraged to read the full text of such material agreements:

(a) On November 18, 2018, our predecessor company (ZenaPay) was restructured as a separate entity by way of a stock dividend to Epazz shareholders. On the same date, ZenaPay entered into a management services agreement with Epazz pursuant to which Epazz agreed to provide certain management services to ZenaPay, including for labor, office space, hosting, travel, banking and business development, and ZenaPay agreed to pay Epazz a 45 percent markup on all expenses incurred in providing the services to ZenaPay. The parties amended the agreement to change the markup from 45% to 20% starting January 31, 2019. Under the agreement, ZenaPay agreed to indemnify Epazz for losses incurred by it in connection with the provision of the services under the agreement to ZenaPay, except to the extent those losses result from the willful misconduct of Epazz. The agreement has a 20-year term, however, the agreement may be terminated at any time by the mutual consent of the parties. On May 16, 2024, the Company and Epazz, Inc. amended their management service agreement to include a default clause. If Epazz, Inc. becomes insolvent or is otherwise unable to provide the services contemplated hereby, all property and other assets relating to the services contemplated hereby provided by the Executive Manager to or for the benefit of the Company shall become the property and assets of the Company and the Company shall have the right to forthwith foreclose and seize such property and assets, including without limitation, facilities, equipment and supplies.

(b)On November 18, 2018, ZenaPay entered into an industry-exclusive software licensing agreement with Epazz with respect to certain enterprise quality management software for use in the business of ZenaPay. Pursuant to that agreement, the Company is able to, among other things, develop, market, and sell software modules exclusive to the agriculture industry worldwide using Epazz’s compliance, supply chain, auditing, and point-of-sale software. Epazz will receive a 15% royalty on all sales. The license term is perpetual and the license may only be terminated in accordance with applicable law.

(c)On March 31, 2019, SystemView entered into an exclusive technology licensing agreement with Epazz with respect to certain plant recognition technology for which a utility patent application has been filed by Epazz with the USPTO. Pursuant to that agreement, SystemView has the exclusive license to, among other things, develop, market and sell the plant recognition software, as well as the first right to acquire the technology in the event Epazz attempts to sell or otherwise license any remainder rights with respect to the technology. Epazz agreed to pay for the cost of the patent. If the patent is issued, SystemView will be the exclusive licensee of the patent. Epazz will receive a 7% royalty on all sales. The license term is perpetual and the license may only be terminated in accordance with applicable law. Epazz filed a non-provisional patent application in March 2019.

(d)On March 31, 2019, our predecessor company (ZenaPay) entered into an exclusive technology licensing agreement with Epazz with respect to certain technology for which a utility patent application has been filed by Epazz with the USPTO to be used for our drone. Pursuant to that agreement, the Company has the exclusive license to, among other things, develop, market and sell the drone technology being patented, as well as the first right to acquire the technology in the event Epazz attempts to sell or otherwise license any remainder rights with respect to the technology. Epazz agreed to pay for the cost of the patent. If the patent is issued, the Company will be the exclusive licensee of the patent. Epazz will receive a 7% royalty on all sales. The license term is perpetual and the license may only be terminated in accordance with applicable law. Epazz filed the non-provisional patent application in August 2020 with the USPTO.

(e) On January 7, 2022, the Company entered into an exclusive technology licensing agreement with Epazz with respect to certain technology for which a utility patent application has been filed by Epazz with the USPTO relating to a drone charging system. Pursuant to that agreement, the Company has the exclusive license to, among other things, develop, market and sell the drone technology being patented, as well as the first right to acquire the technology in the event Epazz attempts to sell or otherwise license any remainder rights with respect to the technology. Epazz agreed to pay for the cost of the patent. The Company issued three million Common Shares to Epazz for the license, and three million Common Shares to Shaun Passley, PhD for the assignment of his interest in the technology. The license term is perpetual and the license may only be terminated in accordance with applicable law. Epazz received a patent for the charging pad.

Employees

We have 17 employees in varying jurisdictions via our subsidiaries and also operate our business through a management services agreement with Epazz. We use 115 contractors via the Epazz management services agreement throughout our business for a total of 132 employees and contractors.

Property, Plants and Equipment

Our corporate headquarters is located 777 Hornby Street, Suite 600, Vancouver, British Columbia, Canada V6Z 1S4. The following sets forth information about our facilities:

Major Facilities -

Location	Size of Site (in square feet)	Held	Lease Term	Major Activity
Canada, Toronto	1,500	Leased	August 2026	Global Support Office
United Arab Emirates, Sharjar	10,000	Leased	July 2028	Drone Manufacturing Facility
Germany, Berlin	1,500	Leased	October 2025	German Support Office
United States, Phoenix	3,000	Leased	Monthly	Administrative Office, Sales and Manufacturing
United States, Chicago	1,500	Lease	March 2028	Administrative Office
Ireland, Dublin	1,000	Leased	April 2026	Ireland Support Office
Taiwan, Taipei	2,500	Leased	November, 2026	Components Manufacturing
Eskisehir, Turkey	10,750	Leased	December 2025	Drone Testing

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating And Financial Review and Prospects

Operating Results

General

This Management Discussion & Analysis (“MD&A”) is intended to provide readers with the information that management believes is required to gain an understanding of the current results of ZenaTech, Inc. (the “Company” or “ZenaTech”) and to assess the Company’s ability to raise capital to grow its business. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on assessing the Company’s ability to raise capital to grow its business. Readers are cautioned that actual events and results will vary.

In this MD&A we describe certain income and expense items that are unusual or non-recurring. The associated financial statements and this MD&A, including comparatives, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). Our discussion includes terms not defined by the IFRS. Our usage of these terms may vary from the usage adopted by other companies. Specifically, working capital and cash flow from operations are undefined terms by IFRS. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

The following MD&A is presented and dated as of April 24, 2025 and should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2024, and 2023. The Company’s audited consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The operations of the Company have been primarily funded through internally generated cash flow and private placements of debt and equity. The continued operations of the Company are dependent on the Company’s ability to generate profitable operations in the future, continued customer growth and the execution of a sufficient financing plan for future operations.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures, and internal controls. Management is also responsible for ensuring that information disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

All currency amounts in the accompanying financial statements and this MD&A are expressed in Canadian dollars, the Company’s functional currency, except where noted. This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered to be reasonable by the Issuer’s management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

On July 1, 2024, a 1 for 6 reverse stock split of its common shares was effected by the Company. All share and per share data presented in the discussion below has been adjusted to give effect to the reverse stock split.

Forward-Looking Information

The MD&A includes certain statements that may be deemed “forward-looking statements”. These statements relate to future events or the Issuer’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Issuer believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by investors as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement. The Issuer’s actual results could differ materially from those anticipated in these forward-looking statements because of various risk factors. See "Cautionary Statement Regarding Forward-Looking Information" and "Risk Factors" more information about forwarding looking statements and risk factors associated with our business.

Description of Business

ZenaTech, Inc. is an enterprise software technology company that specializes in mission-critical cloud-based applications integrated with smart hardware to deliver innovative solutions across diverse industries. The Company operates in software development technology, sales, and distribution. The Company is also developing a drone manufacturing, sales, and distribution business. ZenaTech, Inc. is the parent holding company that operates through wholly-owned subsidiary companies:

ZenaTech’s principal address and office is located at Suite 600, 777 Hornby Street, Vancouver, British Columbia V6Z 1S4. The Company’s registered and records office is located at Suite 700 – 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5, Canada. For a more detailed description, please refer to Item 4, ‘Business Overview’ section.

The Common Shares of the Company are listed and posted for trading on the Nasdaq Capital Market under the trading symbol “ZENA”, on the Mexican Stock Exchange (BMV) under the symbol “ZENA”, and on the Frankfurt Stock Exchange under the trading symbol “49Q”.

See "Our Company" for more information about our business.

Business Strategies

Software business

Our current business is in software development and licensing; however, we plan to expand into the drone business as we anticipate the market for drones to become more prevalent over the next five years. We do not anticipate any changes to the use of existing software products under our current business operated through ZenaTech, PacePlus, SystemView, ZigVoice, WorkAware, TillerStack and PsPortals while we pursue our drone business through ZenaDrone. We currently generate all our income from our software business but believe our drone business will increasingly generate income over the next five years as it develops.

ZenaTech has a history of providing business-to-business software solutions. In addition, the Company has many ongoing government contracts for software solutions and support. Many of the Company’s products provide cloud-based management solutions for businesses that can be utilized in a variety of industries. Various Company products provide solutions in the medical services industry, security applications, contact center applications, safety and compliance management, field management software and mobile solutions and information management solutions for law enforcement that manages information relating to public safety.

ZenaTech has a history of growth through acquisitions, in which the Company acquires established revenue generating software companies with an established product. When acquired, some products need software updates, however the previous owners might not have had the resources and expertise to accomplish this. The Company may incur costs to update these products in the year after acquisition.

Drone business

Some of the Company’s solutions products were developed internally and others were acquired through acquisitions. All products are maintained and updated internally through expert staffing. The software solutions part of the business provides positive cash flow which is utilized for acquisitions and new product development. One such new product developed over the past three years is a high-quality Unmanned Vehicle System, commonly referred to as a drone.

The Company believes it can be more effective as a software company in developing drone technology and hardware than other potential providers who do not have a software technology-based background. The ZenaDrone 1000 is a high-quality large drone that is five times larger than many commercial drones and made of carbon fiber to keep it lightweight. It has eight electronic motors and uses a blend-wing body to lift the drone during flight, making it more stable and better maneuverable than other commercial drones. The ZenaDrone 1000 has a longer flight time than many commercial drones and can self-charge on charging pads that can be placed at various locations at a site.

The Company is generating revenue from the drone pilot programs. The Company is receiving revenue with its contract with US Airforce. Also, the company has other pilot programs, once they are completed, each customer has an option to purchase the drone platform from the Company at 35-50% discount within 90 days after the pilot program. The time frame and steps to begin generating revenue will be by converting the pilot customers into paying customers. The pilot customers will sign a purchase order within 90 days. Then the Company would deliver the drone to the customer's facility and train them on the drone platform.

ZenaTech’s common stock is listed on Nasdaq, an American stock exchange, under the ticker ‘ZENA,’ listed on the BMV, a Mexican stock exchange, under the ticker ‘ZENA’ and listed on the Frankfurt Stock Exchange in Germany under the ticker ‘49Q.’

United States of America Military Contracts

ZenaDrone, Inc. was awarded in December 2023 a $75,000 contract by the US Air Force to demonstrate the use of ZenaDrone 1000 being used to carry blood in the field.

ZenaDrone, Inc. signed a contract in December 2023 with the US Naval Research to demonstrate the use of ZenaDrone 1000 being used to carry cargo in below zero temperatures in Greenland.

Highlights of Two-Years Financial Results

We have recorded and prepared our financial statements in accordance with International Financial Reporting Standards for the past two fiscal years. Below we discuss the annual financial statements of last two audited fiscal years ended December 31, 2024, and 2023.

Selected Annual Financial Information

The following selected financial data has been extracted from the audited consolidated financial statements, prepared in accordance with International Financial Reporting Standards (“IFRS”), for the fiscal years indicated and should be read in conjunction with those audited financial statements.

As of December 31,	2024	2023	Variance ($)	Percent (%)

Total assets	$95,454,720	$16,453,876	$79,000,844	480%
Total liabilities	12,865,364	9,134,130	3,731,234	41%
Working capital[1]	3,349,017	1,493,931	1,855,086	124%
Shareholders’ equity	$87,324,608	$7,319,746	$80,004,862	1,093%
Common shares outstanding	25,101,124	16,843,182	8,257,942	49%
Preferred shares outstanding	17,150,000	–	17,150,000	100%
Super voting shares outstanding	60,000	–	60,000	100%
[1]Working capital is current assets minus current liabilities.

Results of Operations (Revenue)

For the year ended December 31,	2024	2023	Variance ($)	Percent (%)

Revenue	$1,963,605	$1,827,740	$135,865	7%

The Company has only one operating and reporting segment. All revenue is from software licensing and subscription agreements, software support and maintenance, and technology consulting services. Software licensing, subscription agreements, software support and maintenance agreements provide ZenaTech repeat annual sales to existing clients. When the drone segment produces revenue, the Company will have two operating segments. The Company seeks acquisitions of established companies with revenue producing software solutions and an existing client base with a history of licensing renewal. The Company believes this provides stable revenue and positive cash flow while reducing risk.

2024 results

Revenue increased by 7%, to $1.96 million in 2024 from $1.82 million in 2023 due to the acquisitions of Ecker Capital, LLC and ZooOffice, Inc. during the last quarter of 2024. These two subsidiaries were consolidated into the total revenue in the fourth quarter and brought over $532,553 or 37% increase in total 2024 revenue.

Results of Operations (General and administrative expenses)

For the year ended December 31,	2024	2023	Variance ($)	Percent (%)

Amortization and depreciation	$334,090	$263,059	$71,031	27%
Bad debts	–	8,114	(8,114)	(100)%
Financing expenses	793,038	470,488	322,550	69%
Programming and support fees	222,010	149,423	72,587	49%
Professional fees – legal, acctg and regulatory	697,393	132,480	564,913	426%
Salaries and benefits	597,212	652,743	(55,531)	(9)%
Stock–based compensation	521,547	–	521,547	100%
Stock issued for services	817,772	–	817,772	100%
General and administrative and other	1,840,168	385,501	1,454,667	377%
Total general and administrative expenses	$5,823,230	$2,061,808	$3,761,422	182%

General and administrative expenses for 2024

ZenaTech’s total 2024 general and administrative expenses increased by $3.7 million from 2023, a 182% increase from 2023. General and administrative expenses totaled $5,823,230, as compared to the year ended December 31, 2023 of $2,061,808. This increase is due to the increase in professional fees due to listing the Company on Nasdaq, a similar increase in stock issued for services and stock payment as compensation to directors. The Company became publicly traded on Nasdaq on October 1, 2024.

Amortization and depreciation are non-cash flow items and are added back to net income when calculating cash provided by or used for operating activities. Total amortization and depreciation increased by $71,031 or 27% from 2023. The Company amortized more product development during 2024. ZenaTech also purchased an industrial oven for manufacturing batteries in Sharjah, UAE, purchased drone equipment and three vehicles, which are depreciated straight line over 6-years. The Company remodeled three rooms in the Sharjah warehouse and purchased computer equipment, which are depreciated straight line over 5-years. The Company has a new warehouse lease in Sharjah, United Arab Emirates since June 2023.

The Company writes off accounts receivable to bad debts expense when a particular account is deemed unlikely to be collected. Bad debts expense was $Nil in 2024 as compared to $8,114 for the year ended December 31, 2023.

Financing expenses are associated with long-term debt, which is classified in the balance sheet as loans payable. Finance expenses increased by $322,550 or 69% increase for 2024, as compared to 2023. Certain finance expenses incurred are added to the principal balance of loans payable. These finance expenses are considered non-cash flow items and are added back to net income when calculating cash provided by or used for operating activities. Of the $793,038 finance expenses in 2024, $489,406 was a non-cash flow item. The remaining finance expense of $303,632 is associated with seller notes and acquisition loans payable. ZenaTech terminated four of the 6% interest revolving lines of credit and replaced them with 8% interest revolving lines of credit during the last quarter of 2024.

Programming and support fees are a direct cost of revenue and are incurred internally and externally. ZenaTech has a software programming and support agreement with Epazz, Inc. to maintain the Company’s software programs. All funds due from Epazz, Inc. represent advances for programming, support, and management fees. The Company will realize this asset through services rendered by Epazz in 2025 and 2026. The Company believes this is the most cost-efficient way to maintain and keep client products updated to work with the newest operating system versions. In this way, the Company eliminates a common complaint associated with software solution providers, which is the provider’s software is outdated and does not work with the newest operating systems. Programming and support fees increased by 49% or by $72,587 from $149,423. This increase was due to more activity related to the drone software as the Company is trying to grow its drone business.

The Company incurs professional fees mainly for accounting, legal, regulatory fees and certain technical services and unique programming issues. The legal fees the Company incurred during the years ended December 31, 2024, and 2023 are fees a company would incur in the normal course of business and are mainly associated with acquisitions, registration, and listing purposes. Professional fees were $697,393 in 2024 or 5.26 higher than $132,480 in 2023, an increase due to hiring more professionals for listing purposes.

The wages and benefits are costs associated with employees and direct full-time consultants. These costs are mainly associated with sales, customer services, in-house programming, and administration. Wages and benefits were $597,212 for the year ended December 31, 2024, which is a 9% decrease from the 2023 costs of $652,743. Of this amount, approximately $285,000 represented the PsPortals payroll, $45,018 was the TillerStack payroll and $17,700 was the WorkAware payroll.

Stock–based compensation is incurred by the Company for services provided by the Board of Directors and Officers. Stock–based compensation is considered an expense at the time shares are awarded. During 2024 ZenaTech issued 208,359 shares of common stock to Directors and Officers for $521,547 for services from January 1, 2022, to December 31, 2024. There were no payments made during 2023 to the Board of Directors nor Company Officers for the 2023 or 2022 services.

General and administrative and other expenses consist mainly of advertising, rent, travel costs, general liability insurance and other office expenses and banking costs. These costs totaled $1,840,168 for 2024 as compared to $385,501 for 2023, an increase by about $1.45 million. The reasons for this change are described below.

•Costs for marketing the drone saw a significant increase during 2024. Advertising costs were up by $1.1 million. By comparison, marketing costs were $98,780 during 2023.

•Rent expenses went up to $414,461 during 2024 from $187,059 the rent in 2023.  The Company now rents an apartment in Sharjah, UAE.

•Travel costs increased by 157% to $218,356 from $84,935 during the year ended December 31, 2024, as compared to the prior year. This increase in travel costs is mainly associated with the technological development of the drone product and market awareness.

•The Company’s insurance expense was $30,556 in 2024 higher than the 2023 amount of $11,384. ZenaTech added general liability insurance for Directors and Officers during October 2024 to its insurance policies. The total amount of the policy will be amortized over a twelve-month period.

•Miscellaneous banking and payment clearing costs were $22,544 during 2024 and it increased by almost two times from $13,608 during 2023 due to the Company having more bank transactions to clear.

Results of Operations (Other income, expenses and foreign currency)

For the year ended December 31,	2024	2023	Variance ($)	Percent (%)

Net loss before other income and expenses	$(3,859,625)	$(234,068)	$(3,625,557)	1,549%

Interest income	27,348	–	27,308	100%
Foreign currency exchange gain	(14,020)	(11,608)	(2,412)	21%
Income tax recovery	–	4,172	(4,172)	-100%
Net income (loss) for the year	(3,846,297)	(241,504)	(3,604,793)	1,493%
Foreign currency translation reserve	433,848	(10,443)	444,291	(4,254)%
Comprehensive income (loss) for the year	$(3,412,449)	$(251,947)	$(3,160,502)	1,254%

ZenaTech incurred a loss before other income and expenses of $3,859,625 during the year ended December 31, 2024, as compared to a loss of $234,068 during the year ended December 31, 2023. Significant effects on the loss before other income and expenses during 2024 as compared to 2023 include the following:

•The listing on Nasdaq saw a significant increase in professional fees for finance services, such as financing services, lawyer and auditing firms. The total of these costs in cash or stock was $1.382 million.

•ZenaTech issued to its Directors and Officers compensation for their services from 2022 to date in common stock for $521,547.

•An increase in revenue of $532,553 following the acquisition of Ecker and ZooOffice which more than offset a decrease in WorkAware revenue by $378,443.

Changes to other income or expenses during 2024 as compared to 2023 were the following:

•Increase in interest income by $27,348 from the Epazz Note.

•Foreign currency exchange loss decreased by $6,182 during 2024 as compared to 2023.

•Income tax recovery went down to $Nil as compared to a gain of $4,172 in 2023.

Foreign currency exchange income or expense is considered a component of net income. The amount is calculated based on realized foreign currency gains or losses. Foreign currency translation reserve adjustment is not considered a component of net income but is a separate component of shareholders’ equity. The amount is calculated based on unrealized foreign currency gains or losses.

Amounts included in income tax recovery are associated with deferred income taxes and timing differences between taxable income and financial income. These timing differences were fully reversed in 2024.

For the year ended December 31, 2024 net loss was $3,846,297 while for the year ended December 31, 2023 net loss was $241,504. Comprehensive net loss for the year ended December 31, 2024 was $3,412,449 as compared to a net loss of $251,947 for the year ended December 31, 2023.The difference between net income or loss and comprehensive income or loss for the periods is unrealized foreign currency gains or losses classified as “Foreign currency translation reserve.”

The Company has low risk associated with the pricing of supplies since its suppliers are local. The suppliers did not experience strikes or work stoppages.

Summary of the Drone Development Costs

For the year ended December 31,	2024	2023
	Capitalized	Capitalized
Research and development of the drone, USA	$–	$–
Programming and support fees	4,055,745	–
Salaries and benefits	–	–
Manufacturing development facilities Sharzah, UAE	–	602,038
Total costs –drone	$4,055,745	$602,038

ZenaTech incurred $4,055,745 associated with the development of the drone during 2024, which were capitalized.

The Company incurred $302,038 associated with the development of the drone during 2023, which were capitalized.

Balance Sheet Data (summary data)

As of December 31,	2024	2023	Variance ($)	Percent (%)
Total current assets	$6,278,477	$2,571,365	$3,707,112	144%
Total long-term assets	93,911,495	13,882,511	80,028,984	576%
Total assets	100,189,972	16,453,876	83,736,096	509%
Total current liabilities	2,929,460	1,077,434	1,852,026	172%
Total long-term liabilities	9,935,904	8,056,696	1,879,208	23%
Total shareholders’ equity	87,324,608	7,319,743	80,004,862	1093%
Total liabilities and shareholders’ equity	$100,189,972	$16,453,876	$83,736,096	509%

2024 Results

ZenaTech’s total assets went up by 509% to $100,189,972 as of December 31, 2024 from $16,453,876 as of December 31, 2023.

The Company’s total current assets increased by $3,707,112, or 144%, for the year ended December 31, 2024, as compared to 2023. ZenaTech converted debt and stock to cash to have funds available for anticipated acquisitions and drone development during 2025. Cash increased by $3.7 million, net accounts receivable increased $159,986 due to the acquisition of Ecker and ZooOffice. The short-term advance to affiliates for future services decreased by $581,082. Other current assets went up by $375,317, representing part of prepaid services to Maxim Group.

ZenaTech’s fixed assets increased by $385,363 during 2024. The Company bought three vehicles, one in the USA and two in UAE. It also purchased an oven for manufacturing batteries in Sharjah, UAE, and remodeled three rooms in the warehouse in Sharjah.

Total long-term assets increased by $80,028,984 or 576%, for the year ended December 31, 2024, from $13,882,511. The three major causes for this increase were the increase in intangible assets such as drone patents by $55,095,541 and goodwill by $6,280,861 following the purchases of patents and Ecker Capital and ZooOfffice, which were beneficial acquisitions to the company in the drone business. The third major increase was $9,015,900 in long-term advance to affiliate. This amount relates to the management services agreement with Epazz and is due to increased business activity in Lahore, Pakistan and Sharjah, UAE.

ZenaTech’s total liabilities went up by 41% to $3,731,234 as of December 31, 2024, from $9,134,130 as of December 31, 2023.

Total current liabilities were $2.92 million as of December 31, 2024 and they increased by $1.85 million or 172% from December 31, 2023 due to the two companies’ acquisitions. Accounts payable increased by 403% to $1,461,893 from $290,367 as of December 31, 2023. Deferred revenue went up to $1.2 million from $0.6 million. The Company has now two additional lines of credit totaling $124,696 acquired with the purchase of PsPortals.

Total long-term liabilities increased by 23% from to $9,935,904 as of December 31, 2024 from $8,056,696 as of December 31, 2023, a difference of $1.8 million. Total long-term lease obligation went down by $42,201 and the loans payables went up by $1.9 million as the Company continues to use debt to fund its operations.

Total shareholders’ equity increased by $80,004,862 and was $87,234,608 for the year ended December 31, 2024 as compared to $7,319,746 for the year ended December 31, 2023. The Company issued common stock, preferred stock and super voting stock during the last quarter of 2024 in payment for financial services, directors and officers services, cash, debt, debt origination fees, purchasing Ecker and ZooOffice and two patent purchases.

Liquidity and capital resources

Liquidity risk is the risk that the Issuer will not be able to meet its obligations as they become due. The Issuer manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Liquidity risks can be challenging for all companies, especially those companies how’s product lines are in the product development, market introduction or product growth cycle. In 2024, the Company’s drone product completed the product development stage. Drone technology has a need for capital resources associated with marketing, drone distribution and production line setup. The Company manages these liquidity risks and capital resources needs in several ways. But the Company has two sides. First of which, it is a successful technology driven software company with positive margins in a business with established clients, including some in the government sector. The software and solutions side of the business provides needed cash flow for the drone technology side of the business.

Starting late in 2019, the Company has incurred costs for drone development. Most development has been completed in-house with new and existing personnel. The Company has engaged certain outside experts for specific needs when required. The Company believes this process has kept the drone development costs below what other companies may have incurred. None-the-less, the Company will continue to face challenges with drone marketing and deployment. The greater amount of capital the Company can secure in the future will have a positive impact on the growth of drone sales.

ZenaTech did not have any commitments for capital expenditures as of December 31, 2024. During 2024 ZenaTech spent about $4,05 millions on the drone business, used to support the manufacturing facility to purchase machinery and final stages of development in the warehouse facility in Sharjah, UAE. Currently the drones are manufactured by hand. The Company used the funds to purchase machines to speed up the manufacturing process and quality of the drone product.

ZenaTech’s existing cash and funds available through lines of credit will be sufficient to finance the next twelve months of the Company’s operations. ZenaTech anticipates that cash generated internally, and lines of credit will be sufficient to fund the drone development. The available funds through short-term lines of credit are more than $32,800,000. These funds are available through five separate lenders and credit facilities. In addition, the Company will receive repayments from Epazz, Inc. of long-term funds currently advanced to them.

The Company has adequate short-term capital associated with software subscriptions, programming, maintenance, and support. The Company has a receivable from Epazz, Inc. of $1.9 million as of December 31, 2024 and by comparison it was $2.5 million as of December 31, 2023. This receivable will provide funding for programming and support fees in 2025, which are associated with software services.

Following is a chart calculating working capital as of December 31, 2024, with a comparison to working capital as of December 31, 2023.

Net Working Capital Calculation

As of December 31,	2024	2023	Variance	Percent (%)
Total current assets	$6,278,477	$2,571,365	$3,707,112	144%
Total current liabilities	2,929,460	1,077,434	1,852,026	172%
Net working capital	$3,349,017	$1,493,931	$1,855,086	144%

2024

ZenaTech’s 2024 net working capital was $3,349,017, a 144% change from 2023, and the reasons for this change are explained below.

Total current assets increased by $3,707,112, or 144%, for the year ended December 31, 2024, as compared to 2023. ZenaTech converted debt and stock to cash to have funds available for acquisitions and drone development during 2025. Cash increased by $3.75 million, net accounts receivable increased $159,986 due to bringing over accounts receivable from the acquisition of Ecker and ZooOffice. The short-term advance to affiliates for future services decreased by $581,082. Other current assets went up by $375,317, representing part of prepaid services to Maxim Group.

Total current liabilities were $2.9 million as of December 31, 2024 and they increased by $1.85 million or 172% from December 31, 2023 due to the two companies acquisitions. Accounts payable increased by 403% to $1.46 million from $0.3 as of December 31, 2023. Deferred revenue went up to $1.28 million from $0.6 million. The Company now has two additional lines of credit totaling $124,696 acquired with the purchase of PsPortals.

Long-Term Debt

	As of	As of
	December 31,	December 31,
	2024	2023
Balance of Loans Payable:
SBA Loan – Interactive Systems, Inc.	$766,201	$–
SBA Loan – ZooOffice, Inc.	225,025	–
SBFS LLC Loan dba RapidAdvance	52,379	–
GG Mars Capital, Inc. LOC (note 15)	992,798	2,508,843
Star Financial Corporation LOC (note 15)	1,394,839	1,993,072
Jennings Family Investments, Inc. LOC (note 15)	3,921,087	2,470,429
Lone Stella, Inc. LOC	539,556	–
GG Mars Capital, Inc. Debenture (note 15)	235,874	–
Nancy Cowden RLOC	1,080,380	–
ProPal Investments, LLC. (note 15)	575,400	662,150
PsPortals, Inc. acquisition note (note 4)	–	227,637
Marie Pindling Debenture (note 15)	–	–
Olga Passley Debenture (note 15)	–	–
Yvonne Rattray Debenture (note 15)	–	–
Nancy Cowden Debenture	–	–
Total Loans Payable	$9,783,539	$7,862,130

ZenaTech has borrowed funds from GG Mars Capital, Inc., Star Financial Corporation, and Jennings Family Investments, Inc. in the past to meet strategic objectives for software services expansion, acquisitions, and drone technology development. GG Mars Capital and Star Financial Corporation are related parties to the Company. Certain borrowings from GG Mars Capital, Inc., Star Financial Corporation, and Jennings Family Investments, Inc. may have been converted into common stock of the Company in the past and are likely to occur in the future. Such conversions have occurred in the past at market value.

During 2024 ZenaTech cancelled the 6% interest revolving lines of credit with GG Mars Capital, Star Financial Corporation, Jennings Family Investments, GG Mars Corporation Debentures and Nancy Cowden and replaced them with 8% interest revolving lines of credit and an additional new creditor is Lone Stella, LLC.

2024

The Company continues to borrow to fund its operation’s growth in 2024. The long-term debt increased only by $1,921,409 or 24% during 2024 as compared to 2023.

Notes Payable

Epazz, Inc. Convertible Line of Credit

On June 1, 2018 the Company and Epazz, Inc., a related party, entered into a convertible line of credit agreement whereby Epazz agreed to advance funds of up to $400,000 USD to the Company as needed for acquisitions and working capital needs. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. The agreement expires on December 31, 2025, and carries an interest rate of 6% on unpaid funds. No payments are due to Epazz on balances of $400,000 USD or less until the expiration of the agreement. Interest on the note is rolled into the principal amount on a quarterly basis. Provided that the Company is not in default, the agreement can be renewed for ten additional twelve-months periods.

The total amount available to borrow was $400,000 USD or $575,400 as of December 31, 2024. The currency exchange rate used in calculations was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The total amount available to borrow was $400,000 USD or $529,720 as of December 31, 2023. The currency exchange rate used in calculations was $1 USD to $1.3243 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

There were no borrowings outstanding under this agreement as of December 31, 2024, or, 2023.

SBA Loan - ZooOffice

ZooOffice, Inc., a subsidiary of Epazz, Iinc, applied for a Disaster loan to cover expenses and maintain the business during the period of Covid in December 2021. ZooOffice received a $150,000 USD loan for 30 years with a 3.5% interest on December 31, 2021. The SBA ZooOffice loan is due December 31, 2052 and interest of $731 USD is accrued each reporting period. The Company started to make payments for this loan starting with January 16, 2023.

The Company acquired this loan with the ZooOffice purchase as of October 1, 2024.

The Company owed $156,431 USD or $225,025 and no accrued interest as of December 31, 2024. The currency exchange rate used in calculations was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

SBA Loan - Interactive Systems

Interactive Systems, Inc., a subsidiary of Ecker Capital LLC, applied for a Disaster loan to cover expenses and maintain the business during the period of Covid in March 2021. Interactive Systems received a $500,000 USD loan for 30 years with a 3.75% interest on October 31, 2021. The SBA loan from Interactive Systems is due September 25, 2051 and interest is accrued each reporting period. The interest was added to the principal as of March 2024. The Company started to make payments for this loan in March 2024.

The Company acquired this loan with the Ecker purchase as of October 1, 2024.

The Company owed $532,639 USD or $766,201 and no accrued interest as of December 31, 2024. The currency exchange rate used in calculations was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

SBFC LLC - DBA RapidAdvance Loan

Ecker Capital has a loan with SBFC LLC, DBA RapidAdvance with a variable interest rate originating on 11/30/2022. The loan amount has a principal of $37,000 USD or $53,225 and had an interest rate of 59%. ZenaTech acquired this loan with the Ecker Capital purchase as of October 1, 2024. The amount acquired was $44,684 USD or $61,673, representing $37,000 USD or $53,225 in principal and $7,684 USD or $8,448 in interest. The currency exchange rate used in calculations was $1 USD to $1.3802 CAD as of October 1, 2024, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The Company makes weekly payments of $1,334 USD or $1,919, representing the interest rate of 89%, which accrues every month.

The Company had a balance of $36,412 USD or $52,379, made loan payments of $17,346 USD or $24,953 and had accrued interest of $9,074 USD or $13,054 as of December 31, 2024. The currency exchange rate used in year-end calculations was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The Company had a balance of $42,753 USD or $56,618, incurred accrued interest of $610 USD or $808 and made $46,531 USD or $61,621 loan payments as of December 31, 2023.

GG Mars Capital, Inc. August 2019 Convertible Line of Credit

The Company entered into an agreement with GG Mars Capital, Inc., an Illinois corporation, (“GG Mars Capital”), a related party, for a convertible line of credit on August 1, 2019 (note 10). The Company issued GG Mars Capital a promissory note for $100,000 USD with a simple interest of six percent (6%) and a thirty-six (36) month maturity date and no covenants. The principal amount of this loan shall be due and payable on July 31, 2022. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2019. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. GG Mars Capital has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. On July 1, 2020, both parties agreed to increase the amount to $500,000 USD. The Company borrowed $295,000 USD from GG Mars Capital and issued GG Mars Capital a promissory note for $295,000 USD and a simple interest rate of six percent (6%) per annum on August 1, 2020. On March 1, 2021 both parties amended the note, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. GG Mars Capital converted $800,000 USD of the convertible line of credit debt into the Company’s common stock on February 1, 2022 (note 12). On November 30, 2023 both parties amended the note, which increased the line of credit amount to $6,000,000 USD and updated the due date to December 31, 2024.

The GG Mars Capital, Inc. 2019 six percent interest loan agreement was terminated and the $2,290,664 USD outstanding balance due was rolled over into the new 8% interest agreement on October 9, 2024. See GG Mars Capital, Inc October 2024 revolving line of credit below.

GG Mars Capital July 2024 Purchase Agreement

On July 24, 2024 ZenaTech and GG Mars Capital, a related party, entered into a purchase agreement, where ZenaTech will sell GG Mars Capital 55,396 shares of common stock at $10.28 USD per share for an aggregate price of $784,617 USD, par value of $0.30 Canadian per share, and 55,396 warrants or one warrant for one share of common stock (note 15). Each warrant shall entitle GG Mars Capital to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued GG Mars Capital 55,396 shares of common stock and 55,396 warrants for $784,617 USD on July 24, 2024 under this agreement.

GG Mars Capital, Inc. October 2024 Revolving Line of Credit

ZenaTech entered into an agreement with GG Mars Capital, Inc., a related party, for a convertible line of credit on October 9, 2024 (note 10). The Company issued GG Mars Capital a promissory note for $5,000,000 USD with a simple interest of eight percent (8%) and a one-hundred and twenty (120) month maturity date and no covenants. The principal amount of this loan shall be due and payable on October 8, 2034. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 1, 2024. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Loan origination fees were 200,000 preferred shares of ZenaTech stock at a stated value of $3.00 per share and an actual value of $2.49 USD or $3.41, and 500,000 warrants of common stock. Each warrant shall entitle GG Mars Capital to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of this executed agreement. GG Mars Capital shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. GG Mars Capital shall provide a written conversion notice which will be convert into preferred shares or common stock within 5 business days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. GG Mars Capital, Inc. has an option to convert all or part of the balance into ZenaTech common stock at twenty percent (20%) discount of the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The total amount available to borrow was $5,000,000 USD or $7,192,500 and the amount drawn on the note was $690,162 USD or $992,798 as of December 31, 2024. The Company had an accrued interest expense of $21,606 USD or $31,080 and GG Mars Capital had an unrealized currency loss of $158,579 during this period. The currency exchange rate was $1 USD to $1.4385 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available to borrow was $6,000,000 USD or $7,945,800 and the amount drawn on the note was $1,894,467 USD or $2,508,843 as of December 31, 2023. The Company had an accrued interest expense of $104,464 and GG Mars Capital had an unrealized currency loss of $34,122 during 2023. The currency exchange rate was $1 USD to $1.3243 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Star Financial Corporation August 2019 Convertible Line of Credit

The Company entered into an agreement with Star Financial Corporation (“Star Financial Corporation”), a related party, for a convertible line of credit on August 1, 2019 (note 15). The Company issued Star Financial Corporation a promissory note for $100,000 USD, with a simple interest of six percent (6%) and a thirty-six (36) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2020. Star Financial Corporation has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. Both parties agreed to increase the amount to $500,000 USD on July 1, 2020. The Company borrowed $149,000 USD from Star Financial Corporation and issued Star Financial Corporation a promissory note for $149,000 USD and a simple interest rate of six percent (6%) per annum on August 1, 2020. The principal amount of this loan shall be due and payable on July 31, 2022. Both parties amended the note on March 1, 2021, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. Star Financial Corporation converted $720,000 USD of the convertible line of credit debt into the Company’s common stock on February 1, 2022 (notes 11 and 15). Both parties amended the note on November 30, 2023 which increased the line of credit amount to $6,000,000 USD and updated the due date to December 31, 2024.

The Star Financial Corporation 2019 six percent loan agreement was terminated and the $1,761,349 USD outstanding balance due was rolled over into the new agreement on October 9, 2024. See Star Financial Corporation October 2024 convertible line of credit below.

Star Financial Corporation July 2024 Purchase Agreement

On July 24, 2024 ZenaTech and Star Financial Corporation, a related party, entered into a purchase agreement, where ZenaTech will sell Star Financial Corporation 49,088 shares of common stock at $10.28 USD per share for an aggregate price of $695,272 USD, par value of $0.30 Canadian per share, and 49,088 warrants or one warrant for one share of common stock (note 15). Each warrant shall entitle Star Financial Corporation to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 49,088 shares of common stock and 49,088 warrants for $695,272 USD on July 24, 2024 under this agreement.

Star Financial Corporation October 2024 Revolving Line of Credit

ZenaTech entered into an agreement with Star Financial Corporation, (“Star Financial Corporation”)  an Illinois corporation and a related party, for a convertible line of credit on October 9, 2024 (note 15). The Company issued Star Financial Corporation a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and one-hundred and twenty (120) month maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 1, 2024. Loan origination fees were 200,000 preferred shares of ZenaTech stock at a stated value of $3.00 per share and an actual value of $2.49 USD or $3.41, and 500,000 warrants of common stock. Each warrant shall entitle Star Financial Corporation to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of this executed agreement. Star Financial Corporation shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Star Financial Corporation shall provide a written conversion notice which will be convert into preferred shares or common stock within 5 business days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. Star Financial Corporation has an option to convert at twenty percent (20%) discount all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The total amount available to borrow was $5,000,000 USD or $7,192,500 and the amount drawn on the note was $969,648 USD or $1,394,839 as of December 31, 2024. The Company had an accrued interest expense of $16,281 USD or $23,420 and Star Financial Corporation had an unrealized currency loss of $119,892 during this period. The currency exchange rate was $1 USD to $1.4385 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available to borrow was $6,000,000 USD or $7,945,800 and the amount drawn on the note was $1,505,000 USD or $1,993,072 as of December 31 ,2023. The Company had an accrued interest expense of $88,427, and Star Financial Corporation had an unrealized currency loss of $(23,669) during 2023. The currency exchange rate was $1 USD to $1.3243 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2023.

Jacob D Sherman Purchase Agreement

On July 24, 2024 ZenaTech and Jacob D Sherman entered into a purchase agreement, where ZenaTech will sell Jacob D Sherman 9,728 shares of common stock at $10.28 USD per share for an aggregate price of $137,785 USD, par value of $0.30 Canadian per share, and 9,728 warrants or one warrant for one share of common stock. Each warrant shall entitle Jacob D Sherman to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued Jacob D Sherman 9,728 shares of common stock and 9,728 warrants for $137,985 USD on July 24, 2024 under this agreement.

Jennings Family Investments, Inc. August 2019 Convertible Line of Credit

The Company entered into an agreement with Cloud Builder, Inc. (“Cloud Builder”) for a convertible line of credit of $100,000 USD on August 1, 2019. Cloud Builder was controlled by the Company’s Chief Financial Officer. Cloud Builder, Inc. assigned the note to Jennings Family Investments, Inc on August 1, 2023. The Company issued the Lender a promissory note for $100,000 USD and a simple interest rate of six percent (6%) per annum and no covenants. The principal amount of this loan shall be due and payable in the first month after any amount is borrowed. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting the first of the following month. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. The Lender has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. Both parties amended the note on August 1. 2020, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. The Lender converted $640,000 USD of the convertible line of credit debt into the Company’s common stock on February 1, 2022. Both parties amended the note on November 30, 2023, which increased the line of credit amount to $6,000,000 USD and updated the due date to December 31, 2024.

The Jennings Family Investments, Inc. 2019 six percent loan agreement was terminated and the $1,951,184 USD outstanding balance due was rolled over into the new agreement on October 9, 2024. See Star Financial Corporation October 2024 convertible line of credit below.

Jennings Family Investments, Inc. October 2024 Revolving Line of Credit

ZenaTech entered into an agreement with Jennings Family Investments, Inc., (“Jennings Family Investments”), an Illinois corporation, for a revolving line of credit on October 9, 2024. The Company issued Jennings Family Investments a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 200,000 preferred shares of ZenaTech stock at a stated value of $3.00 per share and an actual value of $2.49 USD or $3.41, and 500,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Jennings Family Investments, Inc. has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc.’s common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Jennings Family Investments shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law. Jennings Family Investments has an option to convert at twenty percent (20%) discount all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The total amount available was $5,000,000 USD or $7,192,500 and the amount drawn on the note was $2,725,817 USD or $3,921,087. The Company had accrued interest expense of $27,643 USD or $39,765 as of December 31, 2024. Jennigs Family Investments had an unrealized currency loss of $137,384. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available was $6,000,000 USD or $7,975,800 and the amount drawn was $1,865,460 USD or $2,470,429 as of December 31, 2023. The Company had accrued interest expense of $37,660. The lender had an unrealized currency loss of $(703). The currency exchange rate was $1 USD to $1.3243 CAD on December 31, 2023, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Lone Stella Purchase Agreement July 2024

On July 24, 2024 ZenaTech and Lone Stella, LLC entered into a purchase agreement, where ZenaTech will sell Lone Stella 60,885 shares of common stock at $10.28 USD per share for an aggregate price of $862,362 USD, par value of $0.30 Canadian per share, and 60,885 warrants or one warrant for one share of Common Stock. Each warrant shall entitle Lone Stella to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued Lone Stella 60,855 shares of common stock and 60,855 warrants for $862,362 USD on July 24, 2024 under this agreement.

Lone Stella, LLC October 2024 Revolving Line of Credit

The Company entered into an agreement with Lone Stella, LLC, an Illinois limited liability corporation (“Lone Stella”), for a revolving line of credit on October 9, 2024. The Company issued Lone Stella a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 200,000 preferred shares of ZenaTech stock at a stated value of $3.00 per share and an actual value of $2.49 USD or $3.41, and 500,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31,

2027 whichever is lower, which expires 10 years from the date of the executed agreement. Lone Stella has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc. Common Stock at the last valuation of price per share or the lowest price traded within the last 30 days. Lone Stella shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law. Lone Stella, LLC has an option to convert at twenty percent (20%) discount all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The total amount available was $5,000,000 USD or $7,192,500 and the amount drawn on the note was $375,082 USD or $539,556. The Company had accrued interest expense of $78 USD or $112 as of December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of December 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

Nancy Cowden Subscription Debenture

The Company secured a $1,000,000 USD or $1,323,400, three-year loan from Nancy Cowden on March 14, 2024. The principal is due March 15, 2027. This loan carries 200 units, and one unit contains $5,000 USD or $6,622 unit of debenture, which equals $1,000,000 USD or $1,362,600. The subscriber will wire $100,00 upon the execution of the agreement and will wire the remaining $900,000 upon the SEC sending a completed review letter which means the registration statement is effective and approved. Each one unit of debenture carries an annual rate of ten percent (10%) monthly converted into additional principal each month. The loan also has a minimum conversion amount of $25,000 USD or $33,118, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $100,000 USD or $135,390. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of March 31, 2024. This loan agreement was terminated and any outstanding balance that was due was rolled over into the new agreement on October 9, 2024 to a new loan, see Nancy Cowden Revolving Line of Credit below.

Nancy Cowden Purchase Agreement July 2024

On July 24, 2024 ZenaTech and Nancy Cowden entered into a purchase agreement, where ZenaTech will sell Nancy Cowden 116,732 shares of common stock at $10.28 USD per share for an aggregate price of $1,653,367 USD, par value of $0.30 Canadian per share, and 116,732 warrants or one warrant for one share of common stock. Each warrant shall entitle Nancy Cowden to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued Nancy Cowden 116,732 shares of common stock and 116,732 warrants for $1,653,367 USD on July 24, 2024 under this agreement.

Nancy Cowden October 2024 Revolving Line of Credit

ZenaTech entered into an agreement with Nancy Cowden for a revolving line of credit on October 9, 2024. The Company issued Nancy Cowden a promissory note for $8,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 400,000 preferred shares of ZenaTech stock at a stated value of $3.00 per share and an actual value of $2.49 USD or $3.41, and 600,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Nancy Cowden has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc. Common Stock at the last valuation of price per share or the lowest price traded within the last 30 days. Nancy Cowden shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law. Nancy Cowden has an option to convert at twenty percent (20%) discount all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The Company’s outstanding balance on this loan was $751,047 USD or $1,080,380 and made no interest payments related to this loan and accrued interest of $2,005 USD or $2,884 as of December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

PsPortals, Inc. Note

ZenaTech acquired all stock of PsPortals, Inc., a Delaware corporation, for $901,818 USD, on January 7, 2022, with an effective date of December 31, 2021. The Company paid $450,000 USD in cash and issued a three-year promissory note that began January 1, 2022 for $568,755 USD, which includes additional interest of six percent (6%) per year, has a maturity date of December 31, 2024 and was payable to its former shareholders. The Company paid this loan in the last quarter of 2024.

The Company paid $227,267 to former PsPortals shareholders and had $Nil currency exchange loss as of December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

The outstanding balance on this loan was $227,637 as of December 31, 2023. The Company paid $181,417 to former PsPortals shareholders and had a currency exchange loss of $9,514. The currency exchange rate was $1 USD to $1.3243 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2023.

Propal Investments LLC Loan

The Company secured a $500,000 USD or $677,550, three-year loan from Propal Investments, LLC on December 15, 2022. Interest payments are paid on the 10th of each month and the principal is due December 14, 2025. This loan carries 20 units of debt and one unit contains $25,000 USD or $33,878 unit of debenture, which equals $500,000 USD or $677,550. Each one unit of debenture carries an annual rate of fourteen percent (14%), paid monthly, with no prepayment penalty. Unpaid principal and accrued interest of this loan can convert into common shares at a 20% from market value. Each of the 20 units of debt carry 2,083 warrants for total of 41,667 warrants. Each warrant is exercisable to purchase one share of common stock of the Company at $12 Canadian, which is equal to $8.77 USD using a conversion rate of $1 USD to $1.368 as of the balance sheet date. The warrants expire three years after the Company listing on a recognized state exchange. The loan also has a minimum conversion amount of $25,000 USD or $33,878 or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is equal to the greater of twenty-five (25%) of a debenture holder’s initial investment of $25,000 USD or $33,878. The conversion price after applying the twenty percent (20%) discount must be equal to or greater than $0.75 USD or $1.02. The loan has a personal guarantee by James A. Sherman, the Company’s Chief Financial Officer and Director (note 15). For the foreign currency conversions above we used the currency exchange rate of $1 USD to $1.3551 CAD as of December 31, 2022 and as listed by www.poundsterlinglive.com.

ZenaTech paid $100,000 USD or $143,850 towards the principal during the last quarter of 2024.

The Company’s outstanding balance on this loan was $400,000 USD or $575,400 and it incurred no unrealized currency exchange loss related to interest accrued on this loan as of December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $500,000 USD or $662,150 and it incurred an unrealized currency exchange loss of $(15,400) related to this loan as December 31, 2023. There were no payments made for the year ended December 31, 2023. The currency exchange rate was $1 USD to $1.3243 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2023.

GG Mars Capital, Inc.  Debentures

The Company secured a $150,000 USD or $170,308 three-year loan from GG Mars Capital, Inc. on January 9, 2024. GG Mars Capital, Inc. is a related party, see note 15. The principal is due January 8, 2027. This loan carries 30 units, and one unit contains $5,000 USD or $6,770 unit of debenture. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of March 31, 2024.

See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $163,972 USD or $235,874 and accrued interest of $11,271 USD or $16,866 related to this loan as of December 31, 2024. GG Mars had an unrealized currency exchange gain of $774. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Marie Pindling Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Marie Pindling on January 9, 2024. Marie Pindling is a related party, see note 15. The principal is due January 8, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of March 31, 2024.

Marie Pindling and the Company agreed to convert this debt to 6,760 shares of common stock on October 9, 2024. The Company incurred a foreign exchange loss of $672 related to this conversion for the last quarter ended December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Olga Passley Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Olga Passley on January 9, 2024. Olga Passley is a related party, see note 15. The principal is due January 8, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of March 31, 2024.

Olga Passley and the Company agreed to convert this debt to 6,760 shares of common stock on October 9, 2024. The Company incurred a foreign exchange loss of $672 related to this conversion for the last quarter ended December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Yvonne Rattray Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Yvonne Rattray on January 11, 2024. Yvonne Rattray is a related party, see note 15. The principal is due January 10, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of March 31, 2024.

Yvonne Rattray and the Company agreed to convert this debt to 6,760 shares of common stock on October 9, 2024. The Company incurred a foreign exchange loss of $672 related to this conversion for the last quarter ended December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Convertible Debt Table

Certain debts can be converted into the Company’s Common Stock at a 20% discount. The total number of shares issuable for convertible debt is 2,545,298 as of December 31, 2024. This assumes all potentially convertible debt was converted as of December 31, 2024. Other assumptions include a common stock market price of $7.69 USD or $11.06 per share on December 31, 2024 and a USD to Canadian conversion rate $1.4385 as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

See table below for debt itemization. All amounts are in CAD in the table below.

	As of	Number
	December 31,	of
	2024	Shares
GG Mars Capital, Inc. – revolving line of credit	$992,798	112,185
Star Financial Corporation – revolving line of credit	1,394,839	157,615
Jennings Family Investments, Inc. – revolving line of credit	3,921,087	443,078
Lone Stella – revolving line of credit	539,556	1,618,668
Nancy Cowden – revolving line of credit	235,847	26,650
GG Mars Capital, Inc. - debentures – convertible debt at 20% discount	1,080,380	122,082
Propal Investments LLC – convertible debt at a 20% discount	575,400	65,020
Total Number of Common Stock Shares Debt can Convert to	$8,739,907	2,545,298

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the fiscal year. The Company makes estimates for, among other items, useful lives for depreciation and amortization, determination of future cash flows associated with impairment testing for long-lived assets, determination of the fair value of stock options and warrants, valuation allowance for deferred tax assets, allowances for doubtful accounts, and potential income tax assessments and other contingencies. The Company bases its estimates on historical experience, current conditions, and other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from those estimates and assumptions.

Changes in Accounting Policies

There were no changes in accounting policies during the years ended December 31, 2024, and 2023. There were no changes in accounting policies up through the dating of this Management Discussion and Analysis.

Management anticipates that all the pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s consolidated financial statements is provided below. Certain other new standards and interpretations have been issued, but are not expected to have an impact on the Company’s financial statements.

Future Changes in Accounting Standards

As of December 31, 2024 and 2023 the date of authorization of the Company’s audited consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective and have not been early-adopted by the Company.

Financial Instruments

The Company’s consolidated financial instruments include amounts receivable, accounts payable, a note receivable and loans payable. The carrying value of amounts receivable and accounts payable as presented in these consolidated financial statements are reasonable estimates of fair values due to the relatively short periods to maturity and the terms of these instruments.

Financial instruments must be classified at one of three levels within a fair value hierarchy according to the relative reliability of the inputs used to estimate their values. The three levels of the hierarchy are as follows:

•Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

•Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•Level 3: Inputs that are not based on observable market data.

Risk Exposure and Management

The Company is exposed to various financial instrument risks and continuously assesses the impact and likelihood of this exposure. These risks include credit risk, liquidity risk, interest rate risk and currency risk. Where material these risks are reviewed and monitored by the Board of Directors.

Fair Values

The fair values of cash and equivalents, receivables and trade payables approximate their book values because of the short-term nature of these instruments.

(a)Financial Risk Management the Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company considers the fluctuations of financial markets and seeks to minimize potential adverse effects on financial performance.

(b)Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its loans to an affiliate. The Company loans money to Epazz from time to time which is offset by services provided to the Company. In the event the amount of money loaned to Epazz is greater than the value of the services offset against the loans, there is a risk that Epazz may fail to repay the funds. However, the Company does not believe that its loans to Epazz expose it to significant credit risk as Epazz is a related party given the Company’s CEO is a director, officer and shareholder of Epazz.

During the fiscal year 2024 the Company advanced funds to Epazz, Inc. representing advances for programming, support and management fees, which is a result of their management agreement from 2019. The Company will realize this asset through services rendered by Epazz in 2025 and 2026. See footnote Advances to Affiliate for a more detailed description of this amount.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s ability to continue funding its operations is dependent on management’s ability to raise required funding through future equity issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. The Company had working capital of $3,387,365 as of December 31, 2024, a 133% improvement from the working capital of $1,453,931 as of December 31, 2023. This was due to increase in cash since the Company borrowed funds from the lines of credit to help with ZenaTech’s proposed growth.

Interest Rate Risk

Interest risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market risk. The Company’s amounts receivable currently bears no interest. The Company is not exposed to any interest rate risk.

Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to currency risk is limited to cash, accounts receivable, notes receivable, accounts payable and loans payable denominated in U.S. Dollars and TillerStack operates in euros. The Company does not enter into agreements for derivative financial instruments to mitigate foreign exchange risk contracts.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. Such fluctuations may be significant.

(a) Interest rate risk

The Company’s amounts receivable currently bears no interest. The Company is not exposed to any interest rate risk.

(b) Foreign currency risk

The Company’s exposure to currency risk is minimal due to the nominal amounts of foreign assets and foreign liabilities.

Other MD&A Disclosures

Contingencies

The Company is not aware of any contingencies or pending legal proceedings as of the date of this report.

Additional Share Information

The Company had 25,501,124 Common Stock, 17,270,000 shares of Preferred Stock and 60,000 shares of Super Voting Stock outstanding as of April 24, 2025.

Item 6. Directors, Senior Management and Employees

Director and Management Background

The following are descriptions of the background of the directors and executive officers of the Company, including a description of each individual’s principal occupation(s) within the past five years. Dr. Passley is a full-time employee of the Company and Mr. Sherman is a full-time contractor with the Company. Both Dr. Passley and Mr. Sherman have entered into agreements with the Company containing non-competition and non-disclosure provisions.

Shaun Passley, PhD (Age 46)

Shaun Passley, PhD is the President, Chief Executive Officer, and Chair of the Board of Directors of the Company. He has over twenty years of experience in the software industry and over ten years of experience running public companies. Dr. Passley has been the president, chief executive officer, chief financial officer, and chair of the board of directors since the company’s inception in August 2017. He has also been a director and the CEO of Epazz,  since 2000. Dr. Passley obtained his bachelor’s degree from DePaul University in finance in 2000, his master’s degree from DePaul University in information technology in 2006, his MBA from Benedictine University in 2007, his master’s degree from Northwestern University in product development in 2011, his PhD in Business from Benedictine University in 2014, and Master of Law in intellectual property from Northwestern University in 2016. Dr. Passley has public company experience as the CEO for Epazz and Ameritek Ventures, Inc. which trade on the OTC Markets.

James A. Sherman, CPA (Age 63)

James A. Sherman is the Chief Financial Officer, Corporate Secretary, and a director of the Company since August 2017, and President of Advocate CPA, Inc. since 2005. He has been a CPA for more than thirty years. He graduated with honours from Northern Illinois University. Mr. Sherman began his accounting career at Centel Corporation, a Fortune 500 telecommunications organization. After eight years there in positions of increasing responsibility, he left for a $3.5 billion division of Sprint Corporation, first as assistant treasurer and then acting treasurer, becoming a leading contributor to a $50 million cost savings project. Mr. Sherman spent six years at Mitsubishi Corporation, a $300 billion public conglomerate, as chief financial officer of a $250 million division, before taking the entrepreneurial leap of founding Advocate. His vision is to bring mid-sized and emerging businesses the same strategic insight, financial methods, and economies of scale from shared resources that characterize big business in America. Mr. Sherman has public company experience with Mitsubishi and Sprint, as well as Epazz and Ameritek Ventures, Inc., which trade on the OTC Markets. Also, Mr. Sherman has over 5 years Canadian public accounting experience working with Canadian auditor and preparing financial statements in IFRS for ZenaTech, Inc.

Craig Passley (Age 52)

Craig Passley has been a director of the Company since 2018. He has served as the company secretary of Epazz for over ten years, where he gained his experience managing a public company. Since November 2000, Mr. Passley has worked for Kimball Hill Homes, a nationwide homebuilder as a senior project manager. Mr. Passley obtained his bachelor’s degree in engineering from Bradley University in 1997 and his master’s degree in project management from the Keller Graduate School of Management in 2000. Mr. Passley also received his MBA from Lake Forest School of Management in 2008. Mr. Passley was the corporate secretary for Epazz between 2005 and 2016, as well as the corporate secretary for FlexFridge. Mr. Passley has public company reporting experience with Epazz Shaun Passley, PhD and Craig Passley are brothers.

Paul J. Piekos (Age 66)

Paul J. Piekos has been a director of the Company since 2018. He is the owner of Piekos Appraisals, a small consulting firm based in suburban Chicago. Specializing in the appraisal of residential real estate, Paul was one of the first certified residential appraisers in the state of Illinois, a member of the Worldwide Employee Relocation Council and an SRA member of the Appraisal Institute with over 30 years appraisal experience. Piekos Appraisals serves the mortgage and relocation industry as well as government entities which includes Fannie Mae, Freddie Mac, HUD, FHA and VA.

Thomas W. Burns (Age 61)

Thomas W. Burns has been a director of the Company since 2018. He is a proven finance and accounting executive with progressive and extensive experience in fast-paced, high-growth companies. Since 2016, Mr. Burns served in the controllership function for Consilio, a privately owned international E-Discovery and managed review software service provider worldwide. Prior to Consilio and since 2009, Mr. Burns served as controller–corporate vice president for Huron Consulting Group, a NASDAQ listed consulting company providing consulting services to healthcare, higher education, life sciences and commercial industries. Previously he had served as Huron’s director of revenue since joining Huron in 2005. Prior to joining Huron, Mr. Burns had served as director of finance for American Tower Corporation, a leading provider of wireless and broadcast towers, and as director of financial planning publicly traded on New York Stock Exchange and analysis for 360° Communications Company, a wireless communications company. Mr. Burns received a BS in accounting from the University of Illinois and is a certified public accountant (Illinois).

Neville Brown (Age 81)

Neville Brown has been a director of the Company since 2023. Mr. Brown began his professional career with the Jamaica Defense Department for six years specialized in communications, where he was honorably discharged in 1968. Mr. Brown migrated to the United States of American began his career in reprographics. For over 39 years, Mr. Brown worked for the American Medical Associated whose mission is “to promote the art and science of medicine and the betterment of public health.” Mr. Brown supervised the Printing & Bindery Division which provided publication materials both internally and externally throughout the AMA’s campus of 1,700 employees. He oversaw the real time printing for over 500 delegates at Annual & Interim National Conventions. Mr. Brown retired from the AMA in 2008.

Yvonne Rattray (Age 74)

Yvonne Rattray has been a director of the Company since 2023. She has worked for Allstate for over 30 years beginning agency support then through the ranks from training and customer satisfaction to underwriting. Allstate Corporation is New York Stock Exchange listed, a Fortune 500 list of the largest United States corporations by total revenue providing insurance to both individuals and businesses. Prior to Allstate, Mrs. Rattray was a programmer and data analyst at Hoffman LaRoche. F. Hoffmann-La Roche AG, commonly known as Roche, is a Swiss Exchange listed multinational pharmaceuticals and healthcare company. Mrs. Rattray has experience reviewing public companies’ financial statements. Mrs. Rattray received a BA in business from DePaul University. Mrs. Rattray retired from Allstate in 2013.

Term of Office of Directors and Officers

The directors of the Company are elected at each annual general meeting of the shareholders of the Company. The term of office of each of the executive officers of the Company expires at the discretion of the Board of Directors.

Aggregate Ownership of Common Shares

As at the date of this Annual Report, the directors and officers of the Company as a group beneficially own, directly or indirectly, an aggregate of 5,781,243 Common Shares, representing 23% of the issued and outstanding Common Shares on a non-diluted basis, and an aggregate of 16,641,243 Common Shares representing 22% of the issued and outstanding Common Shares on a fully diluted basis.

Conflicts of Interest

Dr. Passley is a director and CEO of the Company and a director and CEO of Epazz, as well as a majority shareholder of both the Company and Epazz. As a result, there may be a potential conflict of interest between his duties as a director and officer of the Company and a director and officer of Epazz, of which the Company’s Board is aware.

The Company licenses certain patents from Epazz and the Company has entered into a management services agreement with Epazz pursuant to which the Company receives the benefits of a software development team, office space, project management and hosting services from Epazz. The Company’s Board approved the management services agreement with Epazz and the terms of the patent licenses from Epazz, and Dr. Passley is required to abstain on voting as a director with respect to matters involving Epazz.

Other than as described above, to the best knowledge of the Company, there are no known, existing or potential material conflicts of interest between the Company or a subsidiary of the Company and a director, officer or promoter of the Company, except that certain of the directors, officers and promoters of the Company serve as directors, officers and promoters of other companies and therefore it is possible that a conflict may arise between their duties as a director, officer or promoter of the Company and their duties as a director, officer and promoter of such other companies.

The directors, officers and promoters of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflict of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with applicable law and they will govern themselves in respect thereof to the best of their ability in accordance with the obligation imposed upon them by law.

Recent Acquisitions

On March 17, 2025, we acquired the following companies and patents: (i) ZooOffice, Inc. from Epazz, Inc., which develops cloud business software products for businesses and government (ii) Ecker Capital, LLC., from Ameritek Ventures Inc., which is a software developer for warehouse software products (to be used in developing the Company's IQ drone series) (iii) a design patent from Epazz that allows for the ZenaDrone 1000 to be able to generate lift from its body design and increasing payload capacity, and (iv) a utility patent from Epazz that allows for the ZenaDrone 1000 to be recharged remotely without human assistance. In consideration for the acquisitions, the Company issued Common Shares, super voting shares and preferred shares.

These transactions constituted related party transactions under applicable laws as ZooOffice, Inc. and Ecker Capital, LLC are companies controlled by Dr. Passley, the Company's Chief Executive Officer and a director, and the completion of these transactions was therefore subject to approval of our shareholders received at a special meeting held on March 17, 2025. See the description of "Our Company" for more information relating to these acquisitions and our business, as well as "Risk Factors" for more information relating to the risks associated with our business.

Other Directorships

The following directors of the Company also serve as directors of other publicly listed companies:

Name of Director	Name of Other Reporting Issuer	Exchange or Market
Shaun Passley, PhD.	Epazz, Inc.	OTC Markets
Shaun Passley, PhD.	Ameritek Ventures, Inc.	OTC Markets

Compensation

Overview of Compensation Program

This Compensation Discussion and Analysis describes the material elements of compensation awarded to, earned by or paid to each of our directors and executive officers named in the Summary Compensation Table below who served during the last two financial years. This compensation discussion considers the size and stage of development of the Company to date.

As at the date of this Annual Report, the named executive officers of the Company are Shaun Passley, PhD as Chief Executive Officer, and James Sherman as Chief Financial Officer (the “Named Executive Officers”). Dr. Passley and Mr. Sherman are expected to be the only Named Executive Officers for the next fiscal year as well.

In assessing the compensation of its Named Executive Officers, the Company’s objectives have been to retain and motivate a highly talented executive team, allowing the Company to develop, evolve and achieve business and financial objectives. We believe compensation should be structured to ensure that a significant portion of an executive's compensation opportunity is at risk and related to factors that influence shareholder value.

Our Named Executive Officers' performance is reviewed and may be adjusted in light of the Company's objectives from time to time and such officers' compensation is also compared to that of executive officers of companies of similar size and stage of development in the technology industry. The Company recently established a compensation committee that will review all compensation arrangements and policies in place and consider recommending to the Board the adoption of formal compensation guidelines.

Summary Compensation Table

The following table sets forth the compensation paid to the Named Executive Officers and directors of the Company in the years ended December 31, 2024 and 2023:

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Perquisites	All other Compensation	Total
Shaun Passley, PhD. (1) President, Chief Executive Officer, and Chair of the Board of Directors	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$0
	2024	$145,000	$-0-	$242,720 (paid in 100,000 Common Shares)	$-0-	$-0-	$0
James A. Sherman Chief Financial Officer, Corporate Secretary and Director	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$0
	2024	$-0-	$-0-	$68,564 (paid in 28,248 Common Shares)	$-0-	$-0-	$0
Craig Passley Director	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$0
	2024	$-0-	$-0-	$68,564 (paid in 28,248 Common Shares)	$-0-	$-0-	$0
Paul Piekos Director	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$0
	2024	$-0-	$-0-	$27,425 (paid in 19,299 Common Shares)	$-0-	$-0-	$0
Thomas W. Burns Director	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$0
	2024	$-0-	$-0-	$27,425 (paid in 19,299 Common Shares)	$-0-	$-0-	$0
Neville Brown Director	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-
	2024	$-0-	$-0-	$27,425 (paid in 19,299 Common Shares)	$-0-	$-0-	$0
Yvonne Rattray Director	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-
	2024	$-0-	$-0-	$27,425 (paid in 19,299 Common Shares)	$-0-	$-0-	$0

(1) Dr. Passley and the Company decided to forgo his salary until September 30, 2024.

Stock Option Grants

The Company has not granted any stock options since incorporation. The Company has adopted a long-term incentive plan pursuant to which it plans to issue stock options or other incentive based compensation to directors, executive officers, employees and consultants going forward.

Employment Agreements

The Company has entered into an employment agreement with Shaun Passley pursuant to which Dr. Passley has agreed to act as the Company’s CEO for a period of ten years, subject to termination with or without cause in certain instances by the Company, or by Dr. Passley for good reason or upon 30 days prior written notice. Under the agreement, Dr. Passley is entitled to a salary of US$180,000, payable as to US$60,000 in cash and US$120,000 in Common Shares at a discount to the trading price of the shares. Dr. Passley is entitled to a bonus of US$100,000 in Common Shares if he is able to increase revenue by US$1 million dollars during a calendar year. In addition, Dr. Passley is entitled to a bonus of US$50,000 or 5% of the revenue during the first year after an acquisition, in the event the Company completes an acquisition that generates additional revenue of at least US$500,000 in the year of acquisition or during the first year post acquisition. The agreement also contains terms customary for agreements of this type, including confidentiality and non-competition provisions.

Dr. Passley and the Company decided to forgo his salary until September 30, 2024. ZenaTech paid Shaun Passley 100,000 shares of stock or $242,720 in stock as salary for prior period to 2024.

At the end of 2018, the Company entered into an agreement with James Sherman pursuant to which Mr. Sherman has agreed to act as the Company’s CFO in consideration for $60,000 paid in 33,333 common shares.

Director Compensation

The Company has entered into agreements with its independent directors pursuant to which they are paid in the form of Common Shares of the Company. The directors receive various amounts of Common Shares per year, in direct relation to their contribution during the year.

Indebtedness of Directors and Officers

As of the date of this Annual Report, there was no indebtedness, other than routine indebtedness, of any director, officer or employee of the Company or any associate or affiliate of any such director, officer or employee, to the Company or to any other entity which is, or at any time since the beginning of the most recently completed financial period has been, the subject of a guarantee, support agreement, letter of agreement or other similar arrangement or understanding provided by the Company.

Long-Term Incentive Plan

A Long-Term Incentive Plan (the “2022 Long-Term Incentive Plan”) was approved by the Board on December 1, 2022, for which the Company obtained shareholder approval at special meetings of shareholders held March 10, 2023 and March 17, 2024. The Board has not made distributions of any securities-based compensation awards under the 2022 Long-Term Incentive Plan to date.

A summary of certain terms of the 2022 Long-Term Incentive Plan is set out below, is not complete and is qualified in its entirety by the full text of the 2022 Long-Term Incentive Plan. A copy of the 2022 Long-Term Incentive Plan is attached as an exhibit hereto and investors are urged to carefully review the 2022 Long-Term Incentive Plan. All defined terms contained in the below summary have the meaning ascribed to them in the 2022 Long-Term Incentive Plan.

Eligibility, Purpose, and Administration

Employees, Directors and Consultants of the Company and its Affiliates will be eligible to participate in the 2022 Long-Term Incentive Plan. The purpose of the 2022 Long-Term Incentive Plan is to advance the interests of the Company and its shareholders by providing to Participants a performance incentive for continued and improved services with the Company and its Affiliates.

The Board or a committee authorized by the Board will be responsible for administering the 2022 Long-Term Incentive Plan. The Board will have full and exclusive discretionary power to interpret the terms and the intent of the 2022 Long-Term Incentive Plan and any Award Agreement or other agreement in connection with the 2022 Long-Term Incentive Plan, to determine eligibility for Awards, and to adopt such rules, regulations and guidelines for administering the 2022 Long-Term Incentive Plan as the Board may deem necessary. The Board has authorized the Compensation and Governance Committee to administer the 2022 Long-Term Incentive Plan on its behalf and the Committee has wide ranging authority and powers with respect to the administration of the 2022 Long-Term Incentive Plan.

The 2022 Long-Term Incentive Plan will permit grant of Options, Stock Appreciation Rights, Restricted Share Awards, Restricted Share Unit Awards, Other Share-Based Awards, Performance Awards or any other right, interest or option relating to Shares or other property (including cash) granted pursuant to the provisions of the 2022 Long-Term Incentive Plan to eligible Participants.

Common Shares Issuable Pursuant to the 2022 Long-Term Incentive Plan

The Company only grants Awards pursuant to the 2022 Long-Term Incentive Plan. As of the effective date of the 2022 Long-Term Incentive Plan, and subject to certain adjustment as provided in the 2022 Long-Term Incentive Plan, the maximum number of Shares issuable upon the exercise or redemption and settlement of all Awards granted under the 2022 Long-Term Incentive Plan shall not exceed 20% of the issued and outstanding Shares of the Company at the time of granting of the Award. Additionally, the Company shall comply with applicable securities laws and Exchange rules in issuing securities under the 2022 Long-Term Incentive Plan to individual Participants.

As at the date hereof, there were no options or other awards issued and outstanding under the 2022 Long-Term Incentive Plan. Accordingly, the Company will have room under the 2022 Long-Term Incentive Plan to issue Awards representing 4,720,224 Common Shares to Participants, representing approximately 20% of the current issued and outstanding Common Shares.

Types of Stock Awards Authorized by the 2022 Long-Term Incentive Plan

Options

Options may be granted to Participants either alone or in addition to other Awards granted under the 2022 Long-Term Incentive Plan. All Options shall be evidenced by an Award Agreement in such form and containing such terms and conditions as the Committee shall determine which are not inconsistent with the provisions of the 2022 Long-Term Incentive Plan.

The exercise price per each Share purchasable under any Option granted pursuant to this Article shall not be less than the greater of the closing market prices of the Common Shares on (a) the trading day prior to the date of grant of the Options and (b) the date of grant of the Options. The term of each Option shall be fixed by the Committee in its sole discretion; provided that no Option shall be exercisable after the expiration of ten years from the date the Option is granted, except in the event of death or disability. Unless otherwise provided in an Award Agreement, full payment of such exercise price shall be made at the time of exercise and shall be made in cash only (including certified cheque or wire transfer of immediately available funds).

The terms of an option may not be amended once issued. If an option is cancelled prior to its expiry date, the Company must post notice of the cancellation and shall not grant new options to the same person until 30 days have elapsed from the date of cancellation.

Stock Appreciation Rights

The Committee may grant Stock Appreciation Rights in tandem with all or part of any Option granted under the 2022 Long-Term Incentive Plan or at any subsequent time during the term of such Option, (b) in tandem with all or part of any Award (other than an Option) granted under the 2022 Long-Term Incentive Plan or at any subsequent time during the term of such Award, or (c) without regard to any Option or other Award in each case upon such terms and conditions as the Committee may establish in its sole discretion.

Stock Appreciation Rights shall be subject to such terms and conditions, not inconsistent with the provisions of the 2022 Long-Term Incentive Plan, as shall be determined from time to time by the Committee as of the date of grant, including (i) when Stock Appreciation Rights vest and become exercisable and terms of exercise (ii) such other terms and conditions on the exercise of any Stock Appreciation Right, as it shall deem appropriate.

Restricted Shares and Restricted Share Units

Awards of Restricted Shares and Restricted Share Units may be granted to Participants, either alone or in addition to other Awards granted under the 2022 Long-Term Incentive Plan, and such Restricted Share Awards and Restricted Share Unit Awards shall also be available as a form of payment of Performance Awards and other earned cash-based incentive compensation. The Committee has absolute discretion to determine whether any consideration (other than services) is to be received by the Company or any Affiliate as a condition precedent to the grant of Restricted Share or Restricted Share Units, subject to such minimum consideration as may be required by applicable law and Exchange Rules.

The terms of any Restricted Share Award or Restricted Share Unit Award granted under the 2022 Long-Term Incentive Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the 2022 Long-Term Incentive Plan.

A Participant who holds a Restricted Share Unit Award shall only have those rights specifically provided for in the Award Agreement. Any Shares or any other property distributed as a dividend or otherwise with respect to any Restricted Share Award or Restricted Share Unit Award as to which the restrictions have not yet lapsed shall be subject to the same restrictions as such Restricted Share Award or Restricted Share Unit Award.

Other Share-Based Awards

Other Share-Based Awards of Shares and other Awards that are valued in whole or in part by reference to, or are otherwise based on, Shares or other property, including deferred share units, may be granted to Participants either alone or in addition to other Awards granted under the 2022 Long-Term Incentive Plan. Other Share- Based Awards shall also be available as a form of payment for other Awards granted under the 2022 Long-Term Incentive Plan and other earned cash-based compensation.

The terms of Other Share-Based Awards granted under the 2022 Long-Term Incentive Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the 2022 Long-Term Incentive Plan. Except as may be provided in an Award Agreement, Other Share-Based Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee. Other Share-Based Awards may be paid in a lump sum or in installments or, in accordance with procedures established by the Committee, on a deferred basis.

Directors may, if determined by the Board, receive Other Share-Based Awards in the form of deferred share units in lieu of all or a portion of their annual compensation. In addition, if determined by the Board, Directors may elect to receive Other Share-Based Awards in the form of deferred share units in lieu of all or a portion of their Board committee compensation or annual meeting fees. The Committee shall, in its absolute discretion, establish such rules and procedures as it deems appropriate for such elections and for payment in deferred share units, or other Awards, as the case may be.

Performance Awards

Performance Awards, as determined by the Committee in its sole discretion, may be granted to Participants, for no consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the 2022 Long-Term Incentive Plan. The performance goals for Performance Awards to be achieved for each Performance Period shall be conclusively determined by the Committee and shall be based upon criteria that are objective in nature as determined by the Committee in its discretion.

The terms of any Performance Award granted under the 2022 Long-Term Incentive Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the 2022 Long-Term Incentive Plan. The performance criteria to be achieved during any Performance Period shall be objective in nature and disclosed in the Award Agreement. The length of the Performance Period shall be determined by the Committee upon the grant of each Performance Award. The amount of the Award to be distributed shall be conclusively determined by the Committee.

Except as provided in the 2022 Long-Term Incentive Plan or by the Committee, Performance Awards will be distributed only after the end of the relevant Performance Period. Performance Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee. Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period or, in accordance with procedures established by the Committee, on a deferred basis.

Cessation of Awards

Upon a Participant ceasing to be an Eligible Person for a reason provided below, then, subject to the terms of the 2022 Long-Term Incentive Plan and any applicable Award Agreement:

(i)if for Cause, any vested or unvested Award granted to such Participant shall terminate automatically and become void immediately;

(ii)as a result of his or her employment or service relationship with the Company or an Affiliate being terminated without Cause: (i) any unvested Award granted to such Participant shall terminate and become void immediately and (ii) any vested Award granted to such Participant may be exercised by such Participant or redeemed and settled by the Company. Unless otherwise determined by the Committee, in its sole discretion, such Award shall only be exercisable or redeemable within the earlier of 90 days after the Termination Date, or the expiry date of the Award set forth in the Award Agreement, after which the Award will expire;

(iii)as a result of his or her resignation from the Company or an Affiliate: (i) each unvested Award granted to such Participant shall terminate and become void immediately upon resignation and (ii) each vested Award granted to such Participant will cease to be exercisable or redeemable on the earlier of 90 days following the Termination Date and the expiry date of the Award set forth in the Award Agreement, after which the Award will expire;

(iv)by reason of retirement or permanent disability: (i) any unvested Award shall terminate and become void immediately, and (ii) any vested Award will cease to be exercisable or redeemable on the earlier of the 90 days from the date of retirement or the date on which the Participant ceases his or her employment or service relationship with the Company or any Affiliate by reason of permanent disability, and the expiry date of the Award set forth in the Award Agreement, after which the Award will expire;

(v)by reason of death, any vested Award granted to such Participant may be exercised by the liquidator, executor, or administrator, as the case may be, of the estate of the Participant for that number of Shares which such Participant was entitled to acquire under the respective Award on the date of such Participant’s death. Such Vested Awards shall only be exercisable or redeemable within twelve months after the Participant’s death or prior to the expiration of the original term of the Award whichever occurs earlier;

(vi)by reason of electing a voluntary leave of absence of more than twelve months, including maternity and paternity leaves, the Board may determine, at its sole discretion but subject to applicable laws, that such Participant’s participation in the 2022 Long-Term Incentive Plan shall be terminated, provided that all vested Awards granted to the Participant shall remain outstanding and in effect until the applicable exercise or redemption date, or an earlier date determined by the Board at its sole discretion; or

(vii)if engaged primarily to provide Investor Relations Activities, as a result of his or her relationship with the Company or an Affiliate being terminated without Cause (i) any unvested Award granted to such Participant shall terminate and become void immediately and (ii) any vested Award granted to such Participant may be exercised by such

Participant or redeemed and settled by the Company. Unless otherwise determined by the Board, in its sole discretion, such Award shall only be exercisable or redeemable within the earlier of 90 days after the Termination Date, or the expiry date of the Award set forth in the Award Agreement, after which the Award will expire.

Change of Control

In the event of a Change of Control, notwithstanding any other provision of the 2022 Long-Term Incentive Plan, the Board will take one or more of the following actions with respect to Awards, contingent upon the closing or completion of the Change of Control:

(i)arrange for the surviving corporation or acquiring corporation (or its parent company) to assume or continue the Award or to substitute a similar award;

(ii)arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Shares issued pursuant to the Award to the surviving corporation or acquiring corporation;

(iii)accelerate the vesting, subject to Exchange approval, if required, in whole or in part, of an Award;

(iv)arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the Award;

(v)cancel or arrange for the cancellation of an Award, to the extent not vested or not exercised prior to the effective time of the Change of Control, in exchange for no consideration or such consideration, if any, as the Board, in its sole discretion, may consider appropriate; or

(vi)cancel or arrange for the cancellation of an Award, to the extent not vested or not exercised prior to the effective time of the Change of Control, in exchange for a payment, in such form as may be determined by the Board in accordance with the 2022 Long-Term Incentive Plan. In addition, any escrow, holdback, earnout or similar provisions in the definitive agreement for the Change of Control may apply to such payment to the holder of the Award to the same extent and in the same manner as such provisions apply to the holders of Shares.

Amendment and Termination of the 2022 Long-Term Incentive Plan

The Board may suspend or terminate the 2022 Long-Term Incentive Plan at any time, or from time to time amend or revise the terms of the 2022 Long-Term Incentive Plan or any granted Award (other than with respect to Options) without the consent of a Participant, provided that such suspension, termination, amendment or revision shall (i) not materially adversely alter or impair the rights of a Participant, without the consent of such Participant, except as permitted by the provisions of the 2022 Long-Term Incentive Plan, (ii) be in compliance with applicable law, and (iii) be subject to shareholder approval, including Disinterested Shareholder Approval if applicable, where required by law or the requirements of the Exchange. However, the Committee may, from time to time, in its absolute discretion and without approval of the shareholders of the Company make certain amendments to the 2022 Long-Term Incentive Plan in connection with vesting and assignability provisions, the effect of termination of a Participants employment, amendments necessary to comply with law and administration of the 2022 Long-Term Incentive Plan, as well as certain other amendments as set forth in the 2022 Long-Term Incentive Plan.

Notwithstanding the above, the Board shall be required to obtain shareholder approval or Disinterested Shareholder Approval, if required, to make certain amendments, including amendments relating to increasing the number of shares issuable under the 2022 Long-Term Incentive Plan, exercise prices and expiry dates (except with respect to Options) and amendments proposed to the 2022 Long-Term Incentive Plan.

Adjustments

In the event of any merger, plan of arrangement, amalgamation, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting the Shares or the value thereof, such adjustments and other substitutions shall be made to the 2022 Long-Term Incentive Plan and to Awards in a manner the Committee deems equitable or appropriate taking into consideration the accounting and tax consequences. This includes such adjustments in the aggregate number, class and kind of securities that may be delivered under the 2022 Long-Term Incentive Plan and in the number, class, kind and option or exercise price of securities subject to outstanding Awards granted under the 2022 Long-Term Incentive Plan (including, if the Committee deems appropriate, the substitution of similar options to purchase the shares of, or other awards denominated in the shares of, another company); provided, however, that the number of Shares subject to any Award shall always be a whole number.

Award Agreements

Each Award Agreement shall either be (a) in writing in a form approved by the Committee and executed by the Company by an officer duly authorized to act on its behalf, or (b) an electronic notice in a form approved by the Committee and recorded by the Company (or its designee) in an electronic recordkeeping system used for the purpose of tracking one or more types of Awards as the Committee may provide.

Tax Withholding

Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor, or administrator, as the case may be, of the estate of the Participant) under the 2022 Long-Term Incentive Plan shall be made net of such withholdings, including in respect of applicable taxes and source deductions, as the Company determines. It is the responsibility of each Participant to complete and file any tax returns which may be required within the periods specified in applicable laws as a result of the Participant’s participation in the 2022 Long-Term Incentive Plan.

Clawback

Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law or government regulation will be subject to such deductions and clawback as may be required to be made pursuant to such law or government regulation.

Board Committees

Audit Committee

The Company has established an audit committee, the members of which are Thomas Burns (Chair), Paul Piekos and Yvonne Rattray. The Board has developed a written charter setting forth the responsibilities, powers and operations of the Audit Committee.

Composition of Audit Committee

A member of an audit committee is “independent” if the member has no direct or indirect material relationship with a Company, which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of the member’s independent judgment. All of the members of the Company’s audit committee meet the definition of independent.

Relevant Education and Experience

An individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. All of the members of the Company’s audit committee are financially literate.

Pre-approval Policies and Procedures for Audit Services

The Audit Committee has established a practice of approving audit and non-audit services provided by the external auditor. The Audit Committee has delegated to its Chair the authority, to be exercised between regularly scheduled meetings of the Audit Committee, to pre- approve audit and non-audit services provided by the independent auditor. All such pre-approvals would be reported by the Chair at the meeting of the Audit Committee next following the pre-approval.

Compensation and Governance Committee

The Company has established a Compensation and Governance Committee that will review all compensation arrangements and policies in place and consider recommending to the Board the adoption of formal compensation guidelines, including with respect to implementing, reviewing and modifying compensation, as well as overseeing our compensation philosophy and administering our equity compensation plan. In addition, the Committee oversees matters relating to governance of the Company, including of the Company’s directors and officers. The members of the Compensation and Governance Committee are Thomas Burns (Chair), Paul Piekos and Yvonne Rattray.

Nomination of Directors

The Board does not have a nominating committee. The Board considers its size each year when it passes a resolution determining the number of director's to be appointed at each annual general meeting of shareholders. The Board determined that the configuration of seven directors is the appropriate number of directors, taking into account the number required to carry out duties effectively while maintaining a diversity of views and experience. The Board evaluates new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board including both formal and informal discussions among Board members and the CEO. The Board monitors, but does not formally assess the performance of individual Board members or committee members or their contributions.

Code of Conduct

ZenaTech has adopted a Code of Business Conduct and Ethics, which applies to directors, officers, employees, consultants and contractors of the Company. ZenaTech promotes an ethical business culture. The Company is committed to conducting its business and affairs with honesty, integrity and in accordance with the highest ethical and legal standards. Directors are also encouraged to consult with ZenaTech's professional advisors with respect to any issues related to ethical business conduct.

Directors have a statutory responsibility to disclose all actual or potential conflicts of interest and generally to abstain from voting on matters in which the director has a conflict of interest.  A director will recuse himself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest or which otherwise affects his personal, business or professional interests. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

Employees

See Item 4. Information on the Company – Employees" for more information.

Directors and Executive Officers

The table below presents information relating to the directors and executive officers of the Company as at the date of this Annual Report, including information relating to share ownership. For additional information, see "Major Shareholders and Related Party Transactions".

Name, Residence and Current Position	Position Held Since	Principal Occupation for the Past 5 Years	Number and Percentage of Shares Beneficially Owned or Controlled (1)
Shaun Passley, PhD (2)(3) Toronto, Ontario, Canada President, Chief Executive Officer, and Chair of the Board of Directors	2017	President, Chief Executive Officer, and Chair of the Board of Directors of the Company since August 2017; Director and CEO of Epazz Inc. since 2000	5,436,459 Common Shares (21%) 10,000 Super Voting Shares (17%) 3,620,000 Preferred Shares (21%)
James A. Sherman Chicago, Illinois, USA Chief Financial Officer, Corporate Secretary, and Director	2017	Chief Financial Officer, Corporate Secretary, and Director of the Company since August 2017; President of Advocate CPA, Inc. since 2005	389,915 Common Shares (2%)
Craig Passley Chicago, Illinois, USA Director	2018	Corporate Secretary for Epazz, Inc. between 2005 and 2016, Corporate Secretary for FlexFridge Inc. from 2013 to 2016; Senior Project Manager for Kimball Hill Homes since 2000	121,581 Common Shares (1%)
Paul J. Piekos Chicago, Illinois, USA Director	2018	Owner of Piekos Appraisals since 1990	48,632 Common Shares (0.2%)
Thomas W. Burns Chicago, Illinois, USA Director	2018	Controller for Consilio since 2016; Controller–Corporate Vice President for Huron Consulting Group since 2000	48,632 Common Shares (0.2%)
Neville Brown Chicago, Illinois, USA Director	2023	Retired, Former Supervisor with AMA for 39 years	14,632 Common Shares (0.1%)
Yvonne Rattray Chicago, Illinois Director	2023	Retired, formerly with Allstate for over 30 years, including in Underwriting policies.	21,392 Common Shares (0.1%)

(1) Based on 25,501,124 Common Shares issued and outstanding, 60,000 Super Voting Shares outstanding and 17,270,000 Preferred Shares outstanding

(2) Dr. Passley is the sole director and officer of Epazz and is its principal shareholder with 95% voting control of Epazz, which is a principal shareholder of the Company. Epazz is the principal shareholder with 95% voting of Ameritek Ventures, Inc. which is a principal shareholder of the Company. Dr. Passley is a director, and officer of Ameritek Ventures, Inc.

(3) See “Principal Shareholders” for more information. Please see "Major Shareholders and Related Party Transactions" for a description of direct and indirect share ownership of Dr. Passley.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

To the knowledge of the directors and officers of the Company, as of the date of this Annual Report, no person beneficially owns, or exercises control or direction over, shares carrying more than 5% of the votes attached to such class of shares other than as indicated in the table below. See " Item 10.B Memorandum and articles of association" for information about rights, preferences and restrictions attaching to the Company's shares.

Name	Type of Ownership	Type of Security Owned	Number of Shares Owned(5)(6)	Percentage of Shares Outstanding (1)
Dr. Shaun Passley	Beneficial and of Record	Common Shares Super Voting Shares Preferred Shares	5,436,459 10,000 3,620,000	21% 17% 21%
Epazz, Inc. (2)	Beneficial and of Record	Common Shares Super Voting Shares Preferred Shares	6,367,301 45,000 11,700,000	25% 75% 68%
Ameritek Ventures, Inc. (3)(4)	Beneficial and of Record	Common Shares Super Voting Shares Preferred Shares	1,583,333 5,000 750,000	2% 8% 4%
Directors and Officers (other than Dr. Passley)		Common Shares Super Voting Shares Preferred Shares	644,784 - -	3% - -

(1)Based on 25,501,124 Common Shares, 60,000 Super Voting Shares and 17,270,000 Preferred Shares issued and outstanding.

(2)Dr. Shaun Passley is the sole director and officer of Epazz and is its principal shareholder with 95% voting control of Epazz.

(3)Dr. Shaun Passley is the sole director and officer of Ameritek.

(4)Epazz is the principal shareholder with 95% voting control of Ameritek.

(5)Does not include any Super Voting Shares that may be issuable for future Design Patent(s) or Utility Patent(s) related to the ZenaDrone 1000 product.

(6)Does not include any Preferred Shares that may be issuable for future Design Patent(s) or Utility Patent(s) related to the ZenaDrone 1000 product.

As a result of the issuance of the shares of ZenaTech to the related parties pursuant to the Transactions, assuming the conversion of the preferred shares and inclusion of the super voting shares controlled by him, Dr. Shaun Passley owns or control, directly or indirectly, voting rights comprising a total of 74,187,093 Common Shares equaling approximately 87% of the post-closing issued and outstanding Common Shares of ZenaTech.

Related Party Transactions

See “Operating and Financial Review and Prospects – Related Party Transactions” for information about our related party transactions.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

See Item 18. Financial Statements

Legal Proceedings

As of the date of this Annual Report, in the opinion of our management, we are not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate, and, to our knowledge, no legal proceedings of a material nature involving us currently are contemplated by any individuals, entities or governmental authorities.

Significant Changes

A discussion of significant changes in our business can be found under Item 4.A. “Information on the Company – History and Development of the Company,” Item 4.B. “Information on the Company – Business Overview” and Item 5.A. “Operating and Financial Review and Prospects – Results of Operations.”

Dividends

To date, the Company has not declared or paid any dividends on its Common Shares or made any distributions of dividends since its incorporation. The Company does not currently anticipate paying any cash dividends in the foreseeable future. Although the Company intends to retain its earnings, if any, to finance the development and growth of its business, the board of directors of the Company has the discretion to declare and pay dividends in the future.

Item 9. The Offer and Listing

Offer and listing details

Not applicable.

Plan of distribution

Not Applicable.

Markets

The Common Shares are listed and posted for trading on the Nasdaq Capital Market under the trading symbol “ZENA”, on the Mexican Stock Exchange (BMV) under the symbol “ZENA”, and on the Frankfurt Stock Exchange under the trading symbol “49Q”.

Selling shareholders

Not Applicable.

Dilution

Not Applicable

Expenses of the issue

Not Applicable.

Item 10. Additional Information

10.A. Share capital

Not applicable.

10.B Memorandum and articles of association

Objects and Purposes

The Company is authorized by its Notice of Articles to carry on any lawful business.

Directors

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act (British Columbia)) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act (British Columbia). A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

The Company has a compensation committee responsible for addressing compensation matters related to directors and officers. Directors may not vote compensation to themselves or other directors.

The Company does not have an age limit for the retirement of directors nor a requirement to own shares to qualify as a director of the Company.

Borrowing Powers

The Company, if authorized by the directors, may: (1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate; (3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Share Rights

The Company’s authorized share capital consists of: an unlimited number of Common Shares; 100,000,000 preferred shares ("Preferred Shares"); and 23,000,000 super voting shares ("Super Voting Shares").  The number of shareholders of the Company resident in Canada is 203, that hold an aggregate of 5,583,388 Common Shares, 3,620,000 Preferred Shares and 10,000 Super-Voting Shares, representing approximately 87% of the voting power of the Company.

Common Shares

The Common Shares have a par value of $0.30. Holders of Common Shares are entitled to one vote per share upon all matters on which they have the right to vote. The Common Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction, purchase for cancellation or surrender provisions. The Company may, if authorized by the directors, purchase or otherwise acquire any of its Common Shares at a price and upon the terms determined by the directors. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital. Holders of the Common Shares are entitled to receive such dividends as may be declared by the board of directors (the “Board of Directors” or the “Board”) out of funds legally available. In the event of dissolution or winding up of the affairs of the Company, holders of the Common Shares are entitled to share rateably in all assets of the Company remaining after payment of all amounts due to creditors.

To date, the Company has not declared or paid any dividends on its Common Shares or made any distributions since its incorporation. The Company does not currently anticipate paying any cash dividends in the foreseeable future. Although the Company intends to retain its earnings, if any, to finance the development and growth of its business, the board of directors of the Company has the discretion to declare and pay dividends in the future.

Super Voting Shares

The holders of Super Voting Shares are entitled to 1,000 votes per share on all matters submitted to a vote of the Shareholders, whether at a meeting or by written consent, and will vote together with the holders of the Common Shares as a single class, except as otherwise required by law or the Company’s constating documents. The Super Voting Shares are not convertible into or exchangeable for any other class or series of shares of the Company, and do not have any preference, liquidation, or other rights or privileges over or in addition to those of the Common Shares, nor do they have any dividend rights. The Super Voting Shares are subject to the same restrictions on transfer, redemption, repurchase, and other provisions as the Common Shares, as set forth in Company’s constating documents. The number, designation, and terms of the Super Voting Shares may be amended, altered, or repealed by the affirmative vote of the holders of a majority of the Super Voting Shares and a majority of the Common Shares, voting as separate classes. The Company may not issue any additional Super Voting Shares without the prior written consent of the holders of a majority of the Super Voting Shares.

Preferred Shares

The holder of Preferred Shares are not entitled to vote. The Preferred Shares issued by the Company accrue dividends, when, as, and only if declared by the Board, out of any assets at the time legally available, being payable in preference and priority to any declaration or payment of any distribution on Common Shares in a calendar year. The issued Preferred Shares include a liquidation preference equal to $0.01 per share, plus any accrued and unpaid dividends. Each issued Preferred Share is convertible, at the option of the holder, into three Common Shares with five business days’ notice, provided that no conversion will take place until all holders of the issued Preferred Shares consent to such a conversion.

To date, the Company has not declared or paid any dividends on its Common Shares or made any distributions since its incorporation. The Company does not currently anticipate paying any cash dividends in the foreseeable future. Although the Company intends to retain its earnings, if any, to finance the development and growth of its business, the board of directors of the Company has the discretion to declare and pay dividends in the future.

To change the rights of holders of the Company’s common shares requires approval of at least two-thirds of the Company’s shareholders present in person or by proxy at a meeting of shareholders of the Company.

Warrants

The Company has 2,995,551 warrants outstanding, each of which allows the holder to acquire one common share of the Company upon exercise as of the date of this Annual Filing. Of the number of warrants outstanding, 22,056 are exercisable at a price of $.90 per share for a period of 36 months from the date that the Shares are listed for trading on Nasdaq Capital Market (“Nasdaq”), 41,666 are exercisable at a price of $12 or $8.77 USD per share for a period of three years after the Company's shares are listed for trading on Nasdaq, 291,829 are exercisable at a price of $1 USD or $1.368 per share for a period of three years after the shares are listed for trading on Nasdaq, and 2,600,000 warrants are exercisable at $1.77 USD per share until October 31, 2027.

Subscription Receipts

On September 19, 2019, the Company issued 22,056 subscription receipts to investors through a crowdfunding portal. Each subscription receipt was issued at a price of $0.90 per subscription receipt and automatically converted to units of the Company 12 months after the date of issuance of the subscription receipts. Each unit is comprised of one Common Share and one warrant to acquire one Common Share exercisable at a price of $2.10 per share for a period of 24 months from the date of listing of our Common Shares on Nasdaq.

Shareholder Meetings

The directors of the Company may call a meeting of shareholders by providing the requisite notice of meeting to shareholders (10 days if a private company or 21 days if a public company). Shareholders holding in the aggregate at least 1/20 of the issued shares of the company that carry the right to vote at general meetings may requisition a general meeting for the purpose of transacting any business that may be transacted at a general meeting and the directors must, regardless of the memorandum or articles, call a general meeting to be held not more than 4 months after the date on which the requisition is received by the Company to transact the business stated in the requisition.

10.C. Material contracts

For information concerning our material contracts, see “Item 4. Information on the Company”.

10.D. Exchange controls

We are incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Taxation” below.

10.E. Taxation

The following summary is not intended to constitute a complete analysis of all tax considerations applicable to Canadian or U.S. holders with respect to the acquisition, ownership, and disposition of our Common Shares. Investors should consult their own tax advisors as to the tax considerations applicable to them in their own particular circumstances., as to the Canadian or U.S. or other tax consequences of the purchase, ownership and disposition of our Common Shares, including, in particular, the effect of any non-U.S., state or local taxes.

Certain U.S. Federal Income Tax Considerations

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of Common Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that hold Common Shares as capital assets (generally, property held for investment). This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, banks, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or government organizations, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Common Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons required to accelerate the recognition of any item of gross income with respect to the Common Shares as a result of such income being recognized on an applicable financial statement, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences relating to an investment in the Common Shares will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of Common Shares.

U.S. Holders should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of Common Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Based on the current and expected composition of our income and the value of our assets, we believe that we were not a PFIC United States federal income tax purposes for the for the taxable year ended December 31, 2024 and we expect that we will not be a PFIC for the current taxable year. Nevertheless, because our PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of our assets and income, including our use of proceeds from an offering of Common Shares, and the value of our assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, we may be a PFIC in any taxable year. The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and the cash raised in an offering of Common Shares. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge our classification of certain income and assets as non-passive, which may result in us being or becoming a PFIC in the current or subsequent years.

If we are a PFIC in any taxable year during which a U.S. Holder owns Common Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Common Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the Common Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for Common Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds Common Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Common Shares, unless (i) we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the Common Shares or for the period immediately preceding our cessation in meeting the tests described above the Common Shares were subject to a mark-to-market election or (ii) the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) with respect to all taxable years during such U.S. Holder’s holding period in which the we are a PFIC. If the election is made, the U.S. Holder will be deemed to sell the Common Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Common Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds Common Shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Common Shares if such U.S. Holder makes a valid “mark-to-market” election for our Common Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock”. Our Common Shares will be marketable stock as long as they remain listed on the Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of Common Shares held at the end of such taxable year over the adjusted tax basis of such Common Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Common Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Common Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Common Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to Common Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the Common Shares.

A U.S. Holder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which were are a PFIC, whether or not we distribute any amounts to our shareholders. However, U.S. holders should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. holders with information that such U.S. holders require to report under the QEF election rules, in the event that the Company is a PFIC and a U.S. holder wishes to make a QEF election.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Common Shares of a PFIC.

Distributions on the Common Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to Common Shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Common Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Common Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Common Shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S.-Canada Treaty, which the IRS has determined is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision, although there can be no assurance in this regard. Further, our Common Shares will generally be considered to be readily tradable on an established securities market in the United States if they remain listed on the Nasdaq, as we intend the Common Shares to be. Therefore, subject to the discussion above under “—Passive Foreign Investment Company Consequences”, if the U.S. Treaty is applicable, or if the Common Shares are readily tradable on an established securities market in the United States, dividends paid on Common Shares will generally be “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions.

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Common Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Common Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Common Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of Common Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% Medicare tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of Common Shares. If you are a U.S. person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in Common Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in Common Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for Common

Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of Common Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

Certain Canadian Federal Income Tax Considerations for United States Residents

The following is, at the date of this Annual Report, a summary of certain Canadian federal income tax considerations generally applicable to the holding and disposition of Common Shares acquired by a holder who, at all relevant times, (a) for the purposes of the Tax Act (i) is not resident, or deemed to be resident, in Canada, (ii) deals at “arm’s length” with the Company, and is not “affiliated” with the Company (each as defined in the Tax Act), (iii) acquires and holds Common Shares as capital property, (iv) does not use or hold Common Shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada, and (v) is not an insurer that carries on an insurance business in Canada and elsewhere or “authorized foreign bank” (as defined in the Tax Act), or other holder of special status, and (b) for the purposes of the Canada-U.S. Tax Convention (1980) (the “Tax Treaty”), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a “permanent establishment” (as defined in the Tax Treaty) of any kind in Canada, and otherwise qualifies for the full benefits of the Tax Treaty. Holders who meet all the criteria in clauses (a) and (b) above are referred to herein as “United States Holders”, and this summary only addresses such United States Holders.

This summary does not deal with special situations, such as the particular circumstances of traders or dealers, tax exempt entities, insurers or financial institutions, or other holders of special status or in special circumstances. Such holders, and all other holders who do not meet the criteria in clauses (a) and (b) above, should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations promulgated thereunder (the “Regulations”), the current provisions of the Tax Treaty (each as in force as of the date of this Annual Report) and the Company’s understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof  (the “Proposed Amendments”) and assumes that such Proposed Amendments will be enacted in the form proposed. However, such Proposed Amendments might not be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ significantly from those discussed in this summary.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must generally be expressed in Canadian dollars. Amounts denominated in United States currency generally must be converted into Canadian dollars using a rate of exchange that is acceptable to the CRA.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular United States Holder, and no representation with respect to the Canadian federal income tax consequences to any particular United States Holder or prospective United States Holder is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, all United States Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Withholding Tax on Dividends

Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends on Common Shares to a United States Holder will be subject to Canadian withholding tax. Under the Tax Act, the rate of withholding is 25% of the gross amount of the dividend.

Under the Tax Treaty, the rate of withholding on any such dividend beneficially owned by a United States Holder is generally reduced to 15%, and may further be reduced to 5% if the United States Holder is a company entitled to full benefits under the Tax Treaty that owns, directly or indirectly, at least 10% of the voting stock of the Company.

Dispositions of Common Shares

A United States Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share, nor will a capital loss arising therefrom be recognized under the Tax Act, unless such Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the United States Holder at the time of disposition and the United States Holder is not entitled to relief under the Tax Treaty.

Provided the Common Shares are listed on a “designated stock exchange” (as defined in the Tax Act) (which currently includes the Nasdaq and CSE) and are so listed at the time of disposition, the Common Shares generally will not constitute “taxable Canadian property” of a United States Holder at that time unless, at any time during the 60-month period immediately preceding the disposition, the following two conditions are met concurrently: (i) 25% or more of the issued shares of any class or series of shares of the Company were owned by or belonged to one or any combination of (a) the United States Holder, (b) persons with whom the United States Holder did not deal at “arm’s length” (within the meaning of the Tax Act), or (c) partnerships in which the United States Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act), or (d) options in respect of, interests in, or, for civil law purposes, a right in, the foregoing property, whether or not such property exists. Notwithstanding the foregoing, a Common Share may be deemed to be “taxable Canadian property” in certain other circumstances. United States Holders should consult their own tax advisors as to whether their Common Shares will constitute “taxable Canadian property”.

United States Holders who may hold Common Shares as “taxable Canadian property” should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Tax Treaty, and special compliance procedures under the Tax Act, none of which are described in this summary.

10.F Dividends and paying agents

Not applicable.

10.G Statement by experts

Not applicable

10.H Documents on display

Any statement in this Form 20-F about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Form 20-F, the contract or document is deemed to modify the description contained in this Form 20-F. You must review the exhibits themselves for a complete description of the contract or document.

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and periodic reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

10.I Subsidiary information

See Item 4. Information on the company for a description of our subsidiaries.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

See "Item 5. Operating and Financial Review and Prospects" for Quantitative and Qualitative Disclosures About Market Risk.

Item 12. Description of Securities Other than Equity Securities

Debt Securities

Not Applicable.

Warrants and Rights

The Company has 382,333 warrants outstanding, each of which allows the holder to acquire one common share of the Company upon exercise. Of the total number of warrants outstanding, 132,333 are exercisable at a price of $0.35 per share for a period of 24 months from September 30, 2024, being the date that the Common Shares were listed for trading on the Nasdaq Capital Market, and 250,000 are exercisable at a price of US$2 per share expiring three years after the date of listing of our Common Shares on Nasdaq.

Subscription Receipts

On September 19, 2019, the Company issued 22,056 subscription receipts to investors through a crowdfunding portal. Each subscription receipt was issued at a price of $0.90 per subscription receipt and automatically converted to units of the Company 12 months after the date of issuance of the subscription receipts. Each unit is comprised of one Common Share and one warrant to acquire one Common Share exercisable at a price of $2.10 per share for a period of 24 months from the date of listing of our Common Shares on Nasdaq.

Other Securities

Not Applicable.

American Depositary Shares

Not Applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies

There have not been any defaults with respect to dividends, arrearages or delinquencies since our incorporation.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

There have been no material modifications to the rights of our security holders since our incorporation.

Item 15. Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report, that being as at December 31, 2024. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2024.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Exchange Act Rules 13a-15(f ) and 15d-15(f ) define this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and

•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that may have a material effect on the financial statements.

Under the supervision and with the participation of our CEO and CFO, our management assessed the effectiveness of our internal control over financial reporting as at December 31, 2024. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, our management concluded that our internal control over financial reporting was effective as at December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report is not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

Changes In Internal Control Over Financial Reporting

Except as noted above, during the period ended December 31, 2024, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Not Applicable.

Item 16A. Audit committee financial expert.

As disclosed above, as of the date hereof, our Audit Committee is comprised of Thomas Burns (Chair), Paul Piekos and Yvonne Rattray , each of whom is independent under the listing standards regarding “independence” within the meaning of the Listing Rules of Nasdaq.

Our Board of Directors has determined that Thomas Burns qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F. In addition, we believe that each member of the Audit Committee satisfies the independence requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq, meets the independence standards under Rule 10A-3 under the Exchange Act and is financially literate under applicable Canadian laws.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to all of our employees and officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Ethics meets the requirements for a “code of ethics” within the meaning of that term in Item 16B of Form 20-F. A copy of the Code has been filed on our web site at www.zenatech.com.

Item 16C. Principal Accountant Fees and Services

The following table sets out the aggregate fees charged to the Company by the external in each of the last two financial years for the category of fees described. All the amounts below are in US dollars.

	Financial Year Ended December 31, 2024	Financial Year Ended December 31, 2023
Audit Fees(1)	20,920	$35,892
Audit-Related Fees(2)	–	–
Tax fees(3)	–	–
All Other Fees(4)	–	–
Total Fees:	20,920	$35,892

Notes:

(1)"Audit fees" include aggregate fees billed by ZenaTech’s external auditor in each of the last fiscal years for audit fees.

(2)"Audited related fees" include the aggregate fees billed in each of the last fiscal years for assurance and related services by ZenaTech's external auditor that are reasonably related to the performance of the audit or review of ZenaTech's financial statements and are not reported under "Audit fees" above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)"Tax fees" include the aggregate fees billed in each of the last fiscal years for professional services rendered by ZenaTech's external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)"All other fees" include the aggregate fees billed in each of the last three fiscal years for products and services provided by ZenaTech's external auditor, other than "Audit fees", "Audit related fees" and "Tax fees" above.

The policy of our Audit Committee is to pre-approve all audit and permissible non-audit services to be performed by our independent auditors during the fiscal year.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

None

Item 16G. Corporate Governance.

The Company is a foreign private issuer and our common shares are listed on Nasdaq. Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of most of the requirements of the 5600 Series of the Nasdaq Marketplace Rules. In order to claim such an exemption, the Company must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under Nasdaq’s corporate governance requirements. Set forth below is a brief summary of such differences.

Shareholder Approval Requirements

Nasdaq Marketplace Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer’s common shares outstanding prior to the transaction for less than the greater of book or market value of the stock. The Company does not follow this Nasdaq Marketplace Rule. Instead, and in accordance with the Nasdaq exemption, the Company complies with British Columbia corporate and securities laws, which do not require shareholder approval for dilutive events unless the Company were to dispose of all or substantially all of its undertaking.

In addition, Nasdaq Marketplace Rule 5635 requires shareholder approval of most equity compensation plans and material revisions to such plans, as well as with respect to the sale of our securities at a discount to their market value to an officer, director, employee or consultant. We do not follow this Nasdaq Marketplace Rule. Instead, and in accordance with the Nasdaq exemption, we comply with British Columbia corporate and securities laws, which do not require shareholder approval of equity compensation plans or most discount to market offerings of securities unless otherwise indicated in the Articles of the Company.

Quorum Requirement

NASDAQ Marketplace Rule 5620(c) requires that each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of holders of common stock; provided, however, that in no case shall such quorum be less than 33 1/3% of the outstanding shares of the company’s common voting stock. The Company does not presently follow this NASDAQ Marketplace Rule. Instead, and in accordance with the NASDAQ exemption, the Company complies with British Columbia corporate and securities laws and its Articles which do not require a quorum of no less than 33 1/3% of the outstanding shares of the Company’s common voting stock and provides that the quorum for the transaction of business at a meeting of shareholders is the quorum established by the Company’s Articles, which is one or more persons who are, or who represent by proxy, Shareholders who, in the aggregate, hold at least 1% of the issued Common Shares entitled to be voted at the Meeting.

Executive Sessions

NASDAQ Marketplace Rule 5605(b)(2) requires that the independent board members of a company have Executive Sessions which are regularly scheduled and at which only independent directors are present. Although we plan to follow this NASDAQ Marketplace Rule we may not do so in the future or on a consistent or regularly scheduled basis. Under applicable Canadian rules, customs and practice, the Company's independent directors are not required to hold executive sessions.  However, the Company follows certain Canadian disclosure requirements, in particular, the Company proposes to disclose whether the independent directors hold executive sessions and, if such executive sessions are held, how many of these meetings have been held since the beginning of the Company's most recently completed financial year. If the Company does not hold executive sessions, the Company plans to describe what the Board does to facilitate open and candid discussion among its independent directors.

Proxy Delivery Requirements

Nasdaq Marketplace Rule 5620(b) requires that a listed company that is not a limited partnership shall solicit proxies and provide proxy statements for all meetings of shareholders, and also provide copies of such proxy solicitation materials to Nasdaq. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Distribution of Annual and Interim Reports

Nasdaq Marketplace Rule 5250(d)(1) requires that a listed company (including a limited partnership) make available to shareholders an annual report containing audited financial statements of the Company and its subsidiaries (which, for example may be on Form 10-K, 20-F, 40-F or N-CSR) within a reasonable period of time following the filing of the annual report with the SEC.  In addition, under Nasdaq Marketplace Rule 5250(d)(4)(A), each company that is not a limited partnership and is not subject to Rule 13a-13 under the Exchange Act and that is required to file with the SEC, or other regulatory authority, interim reports relating primarily to operations and financial position, shall make available to shareholders reports which reflect the information contained in those interim reports. Such reports shall be made available to shareholders either before or as soon as practicable following filing with the appropriate regulatory authority. If the form of the interim report provided to shareholders differs from that filed with the regulatory authority, the company shall file one copy of the report to shareholders with Nasdaq in addition to the report to the regulatory authority that is filed with Nasdaq pursuant to Rule 5250(c)(1).

The Company currently complies with Nasdaq Marketplace Rules 5250(d)(1) and 5250(d)(4)(A), however, the Company may not do so or on a consistent basis.  Instead, the Company may determine to comply with British Columbia corporate and securities laws which do not require the distribution of annual or interim reports to shareholders but do require the Company to place before the annual general meeting the annual financial statements that the Company is required to with the applicable securities commissions in Canada under the Securities Act (British Columbia) in relation to the most recently completed financial year, file annual and interim financial statements on SEDAR at www.sedar.com (if a reporting issuer), and send annually a request form to the registered holders and beneficial owners of its securities that can be used to request a paper copy of the Company's annual financial statements and management discussion and analysis for the annual financial statements, and a copy of the Company's interim financial reports and management discussion and analysis for the interim financial reports free of charge.

Item 16H. Mine Safety Disclosure.

Not Applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Item 16J. Insider trading policies

We have adopted an insider trading policy and procedures that govern the purchase, sale and other dispositions of our securities by directors, officers and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and listing standards applicable to us. A copy of the Insider Trading Policy is filed as an exhibit to this Annual Report.

Item 16K. Cybersecurity

We have established and maintain a security management system to analyze, identify and manage information security risks that could potentially compromise the confidentiality, integrity and availability of our information systems, as well as the information stored within them.  Through our risk management process, we routinely and continuously assess the effectiveness of security controls. This assessment encompasses policies, processes, and technological controls that may mitigate the likelihood of cybersecurity threats occurring or the severity of their impact.

All stages of the information security risk management process are conducted internally by experienced professionals who are qualified and trained in relation to information security risk management, External consultants are only engaged in specific situations, such as the applications for new certifications or applying penetration tests.

In terms of risk process management, we have implemented a methodology grounded in frameworks such as COSO (Committee of Sponsoring Organizations of the Treadway Commission) and ISO 31000 (International Organization for Standardization - Risk Management).These frameworks provide normative guidance on effective assessment, monitoring, and mitigation practices for risks and internal controls. Ultimately, this methodology empowers us to categorize identified risks, offering insights for prioritization and appropriate treatment aligned with the potential impact on our business operations.

We undertake certain initiatives to prevent potential cybersecurity incidents, such as implementing Security and Privacy By Design framework based practices in new products and projects. This involves validating various security and privacy aspects during the planning, architectural, development, and implementation phases of each project.  We also evaluate the information security maturity of third-party suppliers to mitigate associated risks. Periodically, suppliers are invited to complete a questionnaire aimed at assessing the level of risk inherent in their engagement. This process involves validating minimum security requirements to ensure their suitability for providing services to us. Our checklist encompasses various security aspects, such as solution development, data storage, and confidentiality. Depending on the identified risk level, a supplier may be prohibited from providing  services to us. In both scenarios, we can proactively identify potential risks, allowing us to mitigate certain cybersecurity risks before the launch of a new product, the completion of a project, or engagement with a new supplier, as necessary.

 Subsequently, the process progresses through phases of analysis, identification, containment, eradication, recovery, and culminates in the creation of an information security incident report. Stakeholders are promptly informed, promoting transparent communication, followed by the implementation of necessary improvements and recommendations. Through these comprehensive efforts, we ensure that our organization remains vigilant and proactive in addressing evolving cybersecurity challenges and safeguarding sensitive data.

 For additional information about our cybersecurity risks, see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business” which should be read in conjunction with the information above.

PART III

Item 17. Financial Statements.

Not applicable.

Our financial statements were prepared in accordance with IFRS, as issued by the IASB, and are presented in Canadian dollars and are filed as part of this Annual Report.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HEAD OFFICE:
A-6, Maharani Bagh
New Delhi-110065
Ph.: 011-41626471, 41626470
Fax: 011-41328425
Email: info@bansalco.com

BANSAL & CO LLP
CHARTERED ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of ZenaTech, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Statement of Financial Position of ZenaTech, Inc. (the "Company") as of December 31, 2024 and December 31, 2023, the related Consolidated Income Statements of Comprehensive Loss, Changes in Shareholder's Equity (Deficiency), cash flows for the years then ended and the related notes (collectively referred to as the "consolidated statements of financial position"). In our opinion, the consolidated financial statements of financial position present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for the years ended, in conformity with International Financial Reporting Standards.

Emphasis of the matter

We draw attention to Note 16 of the consolidated financial statements, which describes the Company's advances to Epazz, Inc., a related party. The total amount due as at December 31, 2024, is $15,899,823 CAD, of which $1,918,918 CAD is classified as a current asset and $13,639,055 CAD is classified as a long-term asset. These advances are made under a Management Services Agreement dated November 18, 2018 and are intended to be utilized for services, including programming, support fees, wages, benefits, and product development costs. The Company has the right to enforce repayment of these advances either in services or in cash. The recognition and classification of these advances as assets are based on management's estimates of future service consumption and projected needs. Any changes in these estimates or the ability of Epazz, Inc. to fulfill its service obligations may impact the classification and recoverability of these advances.
Our opinion is not modified in respect of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a Chartered Accountants firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

The Company is not required to have, nor were we engaged to perform, an audit of its internal

BRANCHES

Maharashtra : 7&8 GF, Wing-A, Raghavji Building, 15/17, Raghavji Road, Gowalia Tank, Mumbai-400026, M: 9999 668270
Madhya Pradesh: 114, Shree Tower, 2nd Floor, Zone-II, Bhopal (MP) Ph. 0755-4076725, 2769224, 2769225, 9425398729
Chhattisgarh : 6/140 Next to Indra Setu Bridge, Tilaknagar, Chatapara, Bilaspur, Chhattisgarh, (Ch) - 495001, M: 8097329585
Delhi : D-Block, 3rd Floor, Plot No 8, Balaji Estate, Guru Ravidas Marg, Kalkaji, New Delhi-110019, M: 9810939245

1/3

control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Critical audit matter

1. Acquisition of Ecker Capital, Inc. and Zoo Office, Inc and patents:

a. ZenaTech entered into an acquisition and stock purchase agreement with Ameritek Ventures, Inc. to acquire subsidiary of Ameritek Ventures, Inc. namely Ecker Capital, LLC ("Ecker") on October 14, 2024, with an effective date of October 1, 2024 for a purchase consideration of $45,42,772 settled through issuance of 5,000 Super Voting Shares, 1,000,000-Common Shares, and 750,000 Preferred Shares.

b. ZenaTech entered into an acquisition and stock purchase agreement with Epazz, Inc. to acquire subsidiary of Epazz, Inc., namely ZooOffice, Inc. ("ZooOffice") on October 1, 2024 for a purchase consideration $ 2,708,201 settled through issuance of 3,000 Super Voting Shares 500,000 Common Shares, and 550,000 Preferred Shares.

c. ZenaTech Inc. entered into Asset Patent Purchase Agreement with related party Epazz and Shaun Passley, to acquire following patents:

i. First Utility Patent (US11597515B2) for the purchase consideration settled by the issuance of 6,000 Super Voting Shares and 1,650,000 Preferred Shares.

ii. Second Utility Patent (US11970293B2) for the purchase consideration settled by the issuance of 46,000 Super Voting Shares and 13,000,000 Preferred Shares.

Why Critical

We considered the audit of accounting for these acquisitions and patent purchase agreements to be a critical audit matter, as these are significant transactions during the year and these transactions were required to be assessed whether these were under common control.

How is it addressed

- We have, amongst others, read the acquisition and stock purchase agreements in relation to these

2/3

acquisitions to obtain an understanding of the transactions and the key terms; assessed whether the appropriate accounting treatment has been applied to these transactions.

- We reviewed the valuation report and also reviewed board minutes to assess whether these transactions were conducted at arm's length and properly authorized.

Critical audit matter

2. ZenaTech entered into revolving line of credit.

These financing arrangements include grants of warrants to the holders of the loans as loan origination fees. A total of 2,600,000 warrants were issued to five parties namely -GG Mars Capital, Star Financial Corporation, Jennings Family Investments, Lone Stella, and Nancy Cowden, Star Financials. Parties involved in the transaction also include related parties, among others. -GG Mars Capital and Star Financial Corporation.

Why Critical

We considered the classification, valuation and disclosure of warrants as significant to our audit as these are significant transactions during the year involving related parties and management judgement was required related to the identification of the nature of these financial instruments and determination of the classification regarding the presentation as equity or liability. Furthermore, management judgement was required regarding the valuation of these warrants.

The valuation of these warrants requires critical assumptions, such as the expected stock price volatility, risk-free interest rate, and time to maturity.

How is it addressed

- The audit procedures included reviewing agreements and board minutes to confirm the contractual terms of the warrants and assessed whether their classification and measurement complied with relevant accounting standards.
- Given that some of the warrants were issued to the related parties, additional procedures were performed to evaluate the economic substance of the transactions and assess any potential impact on financial statement disclosures.
- In respect of valuation, our audit procedures comprised evaluating the methodology and key assumptions used in the valuation report including stock volatility, risk-free rate, and expected life of the warrants.
- The independent valuation report issued was reviewed to assess the reasonableness of its conclusions.

/s/ S.K. Bansal

Surinder K. Bansal

M. No. 014301

We have served as the Company's auditor since 2021.

Bansal & Co. LLP,
New Delhi, India
Date: March 31st, 2025
Place: New Delhi

3/3

Bansal & Co. LLP – PCAOB# 2807

New Delhi, India

ZenaTech, Inc.

Consolidated Statements of

Financial Position

For the Years Ended December 31, 2024

and December 31, 2023

Expressed in Canadian Dollars

ZenaTech, Inc.

Consolidated Statement of Financial Position - Expressed in Canadian Dollars

		As of		As of
		December 31,		December 31,
	Notes	2024		2023
Assets
Current assets
Cash	3	$3,754,075		$1,184
Accounts receivable, net	3	206,434		46,448
Short-term advance to affiliate	16	1,918,918		2,500,000
Other current assets	3, 12	399,050		23,733
Total current assets		6,278,477		2,571,365
Long–term assets
Property Plant & Equipment, net	6	416,695		31,332
ROU asset	3	210,560		250,487
Notes receivable	5	-		21,927
Note receivable from affiliate	4, 16	341,850		341,850
Long-term advance to affiliates	16	13,639,055		4,623,155
Capital advances	7	522,176		-
Loan initiation fees	11,16	3,656,109		-
Product development costs, net	3,8	4,825,348		36,56,201
Intangibles	8	2,287,367		2,488,837
Goodwill	3,4,9	24,68,722		2,468,722
Total long–term assets		28,367,882		13,882,511
Total assets		34,646,359		16,453,876
Liabilities and shareholders’ equity	G
Current liabilities
Accounts payable and accrued liabilities		1,423,545		290,367
Deferred revenue	3	12,83,892		603,875
Lease liability	3	58,979		51,097
Line of credit	10	124,696		132,095
Total current liabilities		2,891,112		1,077,434
Long–term liabilities
Long-term lease obligation	3	1,52,365		194,566
Loans payable	11	9,783,539		7,862,130
Total long–term liabilities		9,935,904		8,056,696
Total liabilities		12,827,016		9,134,130
Shareholders’ equity
Preferred stock	12	51,450,000		-
Super voting stock	12	1,800,000		-
Common stock	12	7,530,337		5,052,955
Warrants	12	751,000		-
Contributed surplus		16,594,870		6,345,940
Foreign currency translation reserve	2	397,061		(36,787)
Accumulated deficit		(8,524,113)	`	(4,042,362)
Transfer to the group entities under common control		(48,179,812)		-
Total shareholders’ equity		21,819,343		7,319,746
Total liabilities and shareholders’ equity		$34,646,359		$16,453,876

See Nature of Operations (Note 1) and Subsequent Events (Note 21)

For Bansal & Co., LLP	For ZenaTech, Inc.
Chartered Accountants	Approved and authorized for issuance by the Board of Directors
/s/ SK Bansal	/s/ Shaun Passley	/s/ James Sherman
	Shaun Passley, PhD	James Sherman
S.K. Bansal (Partner)	Chief Executive Officer	Director
Date: March 31, 2025	Date: March 31, 2025	Date: March 31, 2025
Place: New Delhi, India	Place: Toronto, ON, Canada	Place: Chicago, Illinois, USA

ZenaTech, Inc.

Consolidated Income Statements of Comprehensive Loss - Expressed in Canadian dollars

For the Years Ended

December 31, 2024, and 2023

		Year Ended	Year Ended
		December 31,	December 31,
	Notes	2024	2023
Revenue		$19,63,605	$1,827,740
General and Administrative Expenses
Amortization and depreciation	3,6 and 8	281,749	263,059
Bad debts	3	-	8,114
Finance expenses	11	1,446,748	470,488
Programming and support fees	3	222,010	149,423
Professional fees	3	697,393	132,480
Wages and benefits	3	597,212	652,743
Stock-based compensation	12 and 13	521,547	-
Stock issued for services	12	817,772	-
General, administrative, and other		1,840,168	385,501
Total General and Administrative Expenses		6,424,599	2,061,808
Loss before other (Income)/Expenses		(4,460,994)	(234,068)
Other (Income)/Expenses
Foreign currency exchange (loss)/gain	2	(48,105)	(11,608)
Interest income	4	27,348	-
Income tax expense/(gain)	18	-	4,172
Net Loss for the Period		(4,481,751)	(241,504)
Other Comprehensive Items
Foreign currency translation reserve (loss)/gain		433,848	(10,443)
Comprehensive Loss for the Period		(4,047,903)	(251,947)
Basic Loss per Common Share		(0.16)	(0.01)
Diluted Loss per Common Share		$(0.22)	$(0.01)
Common Shares Outstanding		25,101,124	16,843,182
Weighted Average Common Shares Outstanding		18,426,467	16,843,182

For Bansal & Co., LLP	For ZenaTech, Inc.
Chartered Accountants	Approved and authorized for issuance by the Board of Directors
/s/ SK Bansal	/s/ Shaun Passley	/s/ James Sherman
S.K. Bansal	Shaun Passley, PhD	James Sherman
Partner	Chief Executive Officer	Director
Date: March 31, 2025	Date: March 31, 2025	Date: March 31, 2025
Place: New Delhi, India	Place: Toronto, ON, Canada	Place: Chicago, Illinois, USA

ZenaTech, Inc.

Consolidated Statements of Changes in Shareholder’s Equity (Deficiency) - Expressed in Canadian Dollars

For the Years Ended

December 31, 2024, and 2023

	Preferred	Preferred	Super	Super		Common	Common	Warrants	Warrants	Contributed	Foreign	Accumulated	Total
	Shares	Shares	Voting	Voting		Shares	Shares	Number	Amount	Surplus	Currency	Deficit	Shareholder
		Amount	Shares	Amount		Number	Amount				Translation		Equity
Balance, December 31, 2022	-	$-	-	$-		16,843,182 $	5,052,955		-	6,345,940	$(26,345)	$(3,800,858)	$7,571,692
Foreign currency translation reserve	-	-	-	-		-	-	-	-	-	(10,443)	-	(10,443)
Net loss, year ended December 31, 2023	-	-	-	-		-	-	-	-	-	-	(241,504)	(241,504)
Balance as of December 31, 2023	-	-	-	-		16,843,182	5,052,955		-	6,345,940	(36,787)	(4,042,362)	7,319,746
Shares to Maxim Group for services	-	-	-	-		333,334	100,000	-	-	1,037,754	-	-	1,137,754
Share issuances for director services	-	-	-	-		208,359	62,508	-	-	459,039	-	-	521,547
Fractional shares – reverse Split 1 for 6 (post-split shares =17,016,486)	-	-	-	-		(30)	(9)	-	-	9	-	-	-
Debt conversion – various	-	-	-	-		4,824,450	1,447,335	-	-	9,253,620	-	-	1,0,700,955
Shares and warrants	-					291,829	87,548			4,045,854			4,133,402
Debt initiation fees – various	1,200,000	3,600,000	-	-		-	-	-	-	(612,000)	-	-	2,988,000
Shares to Epazz for ZooOffice purchase	550,000	1,650,000	3,000	90,000		500,000	150,000	-	-	818,201	-	-	2,708,201
Shares to Ameritek for Ecker purchase	750,000	2,250,000	5,000	150,000		1,000,000	300,000	-	-	1,842,772	-	-	4,542,772
Shares to Shaun Passley for patents	3,500,000	10,500,000	10,000	300,000		200,000	60,000	-	-	(1,718,396)	-	-	9,141,604
Shares to Epazz for patents	11,150,000	33,450,000	42,000	1,260,000		900,000	270,000	-	-	(4,877,923)	-	-	3,0,102,077
Warrants	-	-	-	-				2,600,000	$751,000				751,000
Net loss and foreign currency reserve, year ended December 31, 2024	-	-	-	-	,	-	-			-	433,848	(4,531,395)	(4,047,90)
Transfer to the group entity under common control*													(48,179,812)

Balance as of December 31, 2024	17,150,000	$51,450,000	60,000	$1,800,000		25,101,124	$7,530,337	$2,600,000	$751,000	16,594,870	$397,061	$(8,573,758)	$21,819,343

*The amount represents value of common Stock, Preferred Stock and Super Voting stock issued over the value of assets acquired in transactions under common control. (Note 4)

For Bansal & Co., LLP	For ZenaTech, Inc.
Chartered Accountants	Approved and authorized for issuance by the Board of Directors
/s/ SK Bansal	/s/ Shaun Passley	/s/ James Sherman
S.K. Bansal	Shaun Passley, PhD	James Sherman
Partner	Chief Executive Officer	Director
Date: March 31, 2025	Date: March 31, 2025	Date: March 31, 2025
Place: New Delhi, India	Place: Toronto, ON, Canada	Place: Chicago, Illinois, USA

ZenaTech, Inc.

Consolidated Statements of Cash Flows - Expressed in Canadian Dollars

For the Years Ended

December 31, 2024, and 2023

	Year Ended	Year Ended
	December 31,	December 31,
	2024	2023
Operating Activities:
Net loss for the period	$(4,481,751)	$(241,504)
Item not affecting cash:
Amortization and depreciation	281,749	263,059
Bad debts	-	8,114
Amortization of loan initiation fees	82,891	-
Deferred income tax expense	-	(4,172)
Finance expenses	480,692	326,949
Finance expenses	712,652	-
Stock–based compensation	521,547	-
Stocks issued for services	817,772	-
Lease obligation	(30,835)	(37,097)
Changes in non–cash working capital:
Accounts receivable	80,361	66,554
Other current assets	(55,335)	26,067
Accounts payable and accrued liabilities	167,604	121,623
Deferred revenue	(7,784)	(223,336)
Change in long-term due from affiliate	(8,434,818)	(2,286,532)
Cash Provided by (Used in) Operating Activities	(9,865,255)	(1,980,275)
Investing Activities:
Purchase of equipment	(398,475)	(2,120)
Note receivable – principal	23,975	22,202
Ecker and ZooOffice acquisitions	20,882	-
Note receivable – sale of ZenaPay	-	(341,850)
Long-term investments	(522,176)	-
Product development costs	(1,050,450)	(602,037)
Cash Provided by (Used in) Investing Activities	(1,926,244)	(923,805)
Financing activities:
Borrowings under line of credit	10,784,633	2,995,884
Proceeds from the issuance of long-term debt	402,773	-
Stock issuances	4,133,402	-
Repayment of long-term debt	(407,799)	(181,417)
Cash Provided by (Used in) Financing Activities	14,913,009	2,814,467
Effect of foreign exchange on cash	631,381	(109,995
Change in cash	3,752,891	(199,608)
Cash, beginning of the year	1,184	200,792
Cash, End of the Period	$3,754,075	$1,184
Cash and Cash Equivalents Consist of:
Cash held in banks	$3,754,075	$1,184

For Bansal & Co., LLP	For ZenaTech, Inc.
Chartered Accountants	Approved and authorized for issuance by the Board of Directors
/s/ SK Bansal	/s/ Shaun Passley	/s/ James Sherman
S.K. Bansal	Shaun Passley, PhD	James Sherman
Partner	Chief Executive Officer	Director
Date: March 31, 2025	Date: March 31, 2025	Date: March 31, 2025
Place: New Delhi, India	Place: Toronto, ON, Canada	Place: Chicago, Illinois, USA

NOTES TO FINANCIAL STATEMENTS

1.NATURE OF OPERATIONS

ZenaTech, Inc. (“ZenaTech” or the “Company”) was incorporated by Articles of Incorporation in the State of Illinois, United States of America (“USA”), on August 31, 2017, under the name ZenaPay, Inc. On August 11, 2020, the name of the Company was changed to ZenaDrone, Inc., and on October 5, 2020, to ZenaTech, Inc. to better reflect the business of the Company and its corporate organization.

Until November 30, 2018, the Company was a wholly owned subsidiary of Epazz, Inc. (“Epazz”), after which it was restructured as a separate entity by way of a stock dividend to Epazz shareholders. On December 14, 2018, the Company was domiciled in British Columbia, Canada, through Articles of Continuance pursuant to the provisions of the Business Corporation Act (British Columbia).

The Company’s principal address and office is located at Suite 1404, 69 Yonge Street, Toronto, Ontario M5E 1K3. The Company’s registered and records office is located at Suite 700 – 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5, Canada.

ZenaTech, Inc. is an enterprise software technology company specializing in the development of mission-critical cloud-based software applications that can be integrated with smart hardware to create innovative solutions for companies in a variety of industries. The Company, through its wholly owned subsidiaries, currently conducts business in the operating segments listed below.

•ZenaTech, Inc. (“ZenaTech”), originally incorporated under the name ZenaPay, Inc., a British Columbia, Canada, company, provides cloud-based enterprise safety and compliance management software and mobile solutions that can be utilized in a variety of industries including for field management services

•PacePlus, Inc.(“PacePlus”) is a Wyoming, USA corporation that provides cloud-based enterprise software solutions for the medical records industry with its subsidiaries,

oSystemView, Inc. (“SystemView”) is a Wyoming, USA corporation that provides software solutions for the automated facility management industry, and,

oZigVoice, Inc. (“ZigVoice”) is a Wyoming, USA corporation that provides software solutions for the contact center industry.

•WorkAware, Inc. (“WorkAware”), a WorkAware, Inc., a Wyoming, USA company, provides cloud-based enterprise safety and compliance management software and mobile solutions that can be utilized in a variety of industries including field management services,

•TillerStack, GmbH., a German corporation which provides cloud-based enterprise field service management software and mobile solutions for a variety of industries.

•PsPortals, Inc. (“PsPortals”) is a Delaware, USA corporation that provides browser-based enterprise software applications for public safety.

•ZenaDrone, Inc. (“ZenaDrone WY”) is a Wyoming, USA, company, and its subsidiaries,

oZenaDrone Limited is an Irish entity established for the Irish and European Union drone sales and drone services operations. The Company created ZenaDrone Limited to register with the Irish Aviation Authority.

oZenaDrone Manufacturing, Inc. is an Arizona corporation established to manufacture drones in the United States of America.

•ZenaDrone Trading LLC (“ZenaDrone LLC”) is a Dubai, United Arab Emirates (“UAE”) corporation established in the Middle East for the drone commercial, marketing and sales drone operations with its subsidiary,

oZenaDrone Manufacturing (FZE) (“ZenaDrone FZE”) is a Sharjah, UAE company, established in the Middle East for the manufacturing of drones and batteries.

•Ecker Capital, Inc. (“Ecker”), a holding company for

oInteractive Systems, Inc., a software inventory management company,

ointerlinkONE, Inc., a SaaS cloud-based solutions for warehouse and inventory fulfillment company, and

oESM Software, Inc., a software technology provider specializing in developing business strategy management solutions.

•ZooOffice, Inc., DBA Jadian, a global software and services company that provides complete solutions for companies for the purposes of managing companies’ compliance, and its subsidiary,

oDeskFlex, Inc., provides smart desk booking and office hoteling software solutions.

•Drone as a Service, Inc, a Wyoming Corporation, opened in anticipation of 2025 operations in the drone industry.

•Spider Vision Sensors, Ltd., in anticipation of opening a sensors and component manufacturing facility in Taipei, Taiwan to supply components that will be used in the ZenaDrone products.

The Company created two entities named ZenaDrone Manufacturing LLC and ZenaDrone US, LLC following a Memorandum of Understanding with NightSun, LLC in July 2023. NightSun shall receive a 51% interest in the LLC and ZenaDrone shall receive 49% interest of any sales by ZenaDrone LLC. These two entities do not have no revenue yet.

ZenaDrone WY with its subsidiaries and ZenaDrone LLC with its subsidiaries, collectively “ZenaDrone,” operate in the drone industry and have separate production processes, customers and sales distribution systems. ZenaDrone will be a separate financial reporting segment in 2025, when it will have revenue. ZenaDrone entities were a cost center for the current period and the year ended December 31, 2024.

ZenaTech, Inc. sold all ZenaPay, Inc.’s common stock to Epazz Limited, Ireland on October 2, 2023. ZenaPay, Inc., a Wyoming, USA corporation was a subsidiary of ZenaTech, Inc., a British Columbia corporation that provided cryptocurrency wallets and cloud-based enterprise software solutions for e-commerce industry.

On October 1, 2024 ZenaTech listed its common stock on Nasdaq.com, a New York stock trading exchange, under the ticker ‘ZENA’.

During the last quarter of 2024 ZenaTech acquired the following companies and patents: (i) ZooOffice, Inc. from Epazz, which develops cloud business software products for businesses and government (ii) Ecker Capital, LLC., from Ameritek Ventures Inc., which is a software developer for warehouse software products (to be used in developing the Company's IQ drone series) (iii) a design patent from Epazz that allows for the ZenaDrone 1000 to be able to generate lift from its body design and increasing payload capacity, and (iv) a utility patent from Epazz that allows for the ZenaDrone 1000 to be recharged remotely without human assistance. In consideration for the acquisitions, the Company issued Common Shares, Super Voting shares and preferred shares.

The Company created Drone as a Service, Inc, a Wyoming Corporation, in anticipation of 2025 operations in the drone industry. ZenaTech also opened a company in Taiwan, Spider Vision Sensors, Ltd., in anticipation of opening a sensors and component manufacturing facility in Taipei, Taiwan to supply components that will be used in the ZenaDrone products.

Today ZenaTech is a group of companies that offers various world-class cloud-based software and enterprise software solutions for the medical records industry and compliance management for field management. The Company’s clients operate in a variety of industries, including agriculture. The Company is branching into the drone manufacturing and service industry.

We prepared these consolidated financial statements under a going concern basis, which presume that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company had an accumulated deficit of $(8,524,113) as of December 31, 2024, while the Company had an accumulated deficit of $(4,042,362) as of December 31, 2023. The working capital was $3,387,365 as of December 31, 2024, while the working capital was $1,493,931 as of December 31, 2023. Working capital is current assets minus current liabilities.

2.BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Reporting Interpretation Committee (“IFRIC”). These policies have been consistently applied to all the years presented, unless otherwise stated. Expenses in the income statement are categorized based on their function within the Company in compliance with IAS 1. The audited consolidated financial statements have been authorized by the Company’s Board of Directors on March 31st, 2024.

Basis and Principle of Consolidation

We consolidated financial statement reports for all the software-provider companies for the years ended December 31, 2024, and 2023 according to IFRS 8, paragraph 22. We have only one reportable segment since our seven operating segments are in the technology sector and have similar operating activities. We decided this based on the type of products and services each company offers, which is software licensing and software maintenance, the nature of the production processes, which is issuing new software licenses to customers, the type or class of customer for their products and services, which is users of software, and the methods used to distribute their products and services, which is online delivery.

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances, income, and expenses on transactions are eliminated on consolidation. Profits or losses resulting from intercompany transactions that are recognized in assets are also eliminated. The accounting policies of subsidiaries are consistent with the policies adopted by the Company.

The consolidated financial statements include financial statements of the Company and the subsidiaries listed below:

	Country of Incorporation	Economic interests
PacePlus, Inc.	United States of America	100%
SystemView, Inc.	United States of America	100%
ZigVoice, Inc.	United States of America	100%
ZenaTech, Inc.	Canada	100%
TillerStack, GmbH.	Germany	100%
PsPortals, Inc.	United States of America	100%
Interactive Systems, Inc.	United States of America	100%
interlinkONE, Inc.	United States of America	100%
ZooOffice, Inc.	United States of America	100%

Basis of Measurement

The consolidated financial statements are prepared on an accrual basis and historical cost basis, except for certain financial instruments, which are measured at fair value. These consolidated financial statements are prepared and presented in Canadian dollar (“CAD”) and represented by a dollar sign ($). The functional currency of the Company is the Canadian dollar, and the functional currency of the subsidiaries is Canadian dollar, United States of America (“USD”) dollar, and euro. In addition to Canada, the Company has operations in the United States of America and Germany.

The Company has a manufacturing facility in Lahore, Pakistan and a warehouse lease in Sharjah, UAE. ZenaTech plans to open a manufacturing facility in Nevada, USA and sales offices related to the drones in Germany, Ireland, United Arab Emirates, and United Kingdom. ZenaTech is negotiating with potential drone clients in Europe, the Middle East, Asia and South America.

Significant Accounting Estimates and Assumptions

These consolidated financial statements were prepared in conformity with International Financial Reporting Standards, or IFRS. This requires management to make assumptions, estimates, and judgments that affect the application of policies and reported amounts of assets and liabilities and disclosures of assets and liabilities at the date of the consolidated financial statements, along with reported amounts of expenses and net losses during the period. Actual results may differ from these estimates, and as such, estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position reporting date that could result in a material adjustment to the carrying value of assets and liabilities, if actual results differ from assumptions made, relate to, but are not limited to, the following:

Income Taxes

The determination of deferred income tax assets or liabilities requires subjective assumptions regarding future income tax rates and the likelihood of utilizing tax carryforwards. Changes in these assumptions could materially affect the recorded amounts and therefore do not necessarily provide certainty as to their recorded values. Deferred tax assets are recognized when it is determined that the company is likely to recognize their recovery from the generation of taxable income.

Contingencies

The assessment of contingencies involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company and that may result in regulatory or government actions that may negatively impact the Company’s business or operations, the Company and its legal counsel evaluate the perceived merits of the legal proceeding or unasserted claim or action as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or when assessing the impact on the carrying value of the Company’s assets. Contingent assets are not recognized in the consolidated financial statements.

Business Combinations

The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable assets and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. If deemed to be an asset acquisition, acquisition considerations are allocated to assets acquired and liabilities assumed on a relative fair value basis and no goodwill is recognized. In case of transaction under common control, the assets and liabilities acquired are accounted for on the carrying value of previous owner.

Impairment of Non-Financial Assets

An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount. To determine the recoverable amount, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. In the process of measuring expected future cash flows, management makes assumptions about future operating results. In addition, when determining the applicable discount rate, estimation is involved in determining the appropriate adjustments to market risk and asset specific risk factors.

Other Significant Judgments

−The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;

−the classification of financial instruments;

−the assessment of revenue recognition using the five-step approach under IFRS 15 and the collectability of accounts receivable;

−the determination of whether a set of assets acquired, and liabilities assumed constitute a business; and

−the determination of the functional currency of the company.

Foreign Currency Translation

Transactions in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at the reporting period rate of exchange. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses denominated in a foreign currency are translated at the monthly average exchange rate. Gains and losses resulting from the translation adjustments are included in income.

The functional currencies for the parent company and each subsidiary are as follows:

Functional Currency
PacePlus, Inc.	United States of America dollar
SystemView, Inc.	United States of America dollar
ZigVoice, Inc.	United States of America dollar
ZenaTech, Inc.	Canada dollar
TillerStack, GmbH.	Euro
PsPortals, Inc.	United States of America dollar
Interactive Systems, Inc.	United States of America dollar
interlinkONE, Inc.	United States of America dollar
ZooOffice, Inc.	United States of America dollar

Financial statements of subsidiaries for which the functional currency is not the Canadian dollar are translated into Canadian dollars as follows: all asset and liability accounts are translated at the year-end exchange rate; all earnings and expense accounts and as well as cash flow statement items are translated at average exchange rates for the year. The resulting translation gains and losses are recorded as exchange differences on translating foreign operations in other comprehensive income.

Functional Currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity. These assumptions relate to future events and circumstances. Actual results may vary and may cause significant adjustments to the Company’s assets within the next financial year.

ZenaTech made company acquisitions in United States dollars, or USD. We used US dollars to describe these transactions since they were the historical amounts. When appropriate for certain year-end balance sheet information, we converted those amounts to Canadian dollars, CAD or $, as listed on the https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

3.SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements set out below have been applied consistently in all material respects.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of six months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value. The Company had $3,754,075 in cash and no other cash equivalents as of December 31, 2024.

Other Current Assets

ZenaTech contracted Maxim Group services related to the Company’s listing on a relevant stock exchange in February 2024. Maxim Group’s services are for one year. The Company paid the retainer fee of $25,000 USD in cash and issued 333,334 shares of common stock, which is earned over the one-year contract.

ZenaTech had an amount of $319,892 in other current assets as of December 31, 2024, representing $800,000 in accrued expense for Maxim Group less the corresponding expense for the ten and a half months of 2024. Upon listing the Company shall allow Maxim Group to purchase shares up to 7% of the shares underlying the securities issued in Financing, pay a cash fee of $250,000 upon the closing of the Company’s next financing, and issue 166,667 shares of the Company’s common stock. The Company created a yearly accrual for $800,000 representing 166,667 shares at the current share trading price of $4.80 per share or $3.54 USD and expensed each month until December 2024. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3559 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of July 1, 2024.

The Company had $23,733 other current assets as of December 31, 2023 representing $14,471 deferred taxes for TillerStack and other tax related amounts.

Collection Policy

When all collections activities are exhausted and an account receivable is deemed uncollected, the company creates a reserve in the allowance for doubtful accounts. Based on management experience, which may involve obtaining a legal opinion on its collectability, the company will then write off the amount uncollectible by reducing the allowance for doubtful accounts.

Long-Term Assets

The Company reviews the carrying value of property, plant, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash   expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors.

Product Development Costs/Intangibles

The Company recognizes intangible assets in accordance with IAS 38 – Intangible Assets. These assets include both acquired intangible assets and internally generated intangible assets that meet the recognition criteria.

Recognition and Measurement

•Acquired intangible assets are initially recognized at cost, which includes the purchase price and directly attributable costs.

•Internally generated intangible assets are recognized only during the development phase, provided that the following criteria are met:

−Demonstration of technical feasibility for completion.

−Intention to complete and use/sell the asset.

−Ability to use/sell the asset.

−Expectation of future economic benefits.

−Availability of necessary financial and other resources.

−Reliable measurement of development costs.

−Research costs are expensed as incurred, while development costs are capitalized when the above criteria are met.

Subsequent Measurement

The Company applies the cost model, where intangible assets are carried at cost less accumulated amortization and impairment losses. The revaluation model is not applied, as there is no active market for these assets.

Amortization Policy

Finite-life intangibles are amortized on a straight-line basis over their estimated useful lives, as follows:

-Software technology –15 years, and

-Indefinite-life intangibles are not amortized but are tested annually for impairment.

Impairment

•The Company assesses indicators of impairment at each reporting date.

•Indefinite-life intangibles and goodwill are tested for impairment at least annually.

•Any impairment losses are recognized in the statement of profit or loss.

Property Plant & Equipment

Property Plant and Equipment are recorded at its acquisition cost, which includes the costs of bringing the equipment to the condition and location for its intended use. Property Plant and Equipment are depreciated using the straight-line method over the estimated useful life of the related asset. Our German fixed assets are depreciated according to the German fixed assets laws and then written off in five years. Our equipment includes computers and related equipment and has a useful life of five years.

Drone Patents

ZenaTech acquired the permanent licensing of drone design patent number USD932369S1 (“Design Patent”) in January 2022. We plan to use this licensing for drone development. This was an asset purchase paid in stock to Epazz, Inc. for $1,440,000 (notes 16).

ZenaTech acquired asset design patent USD1005883S1 from Epazz and Dr. Shaun Passley, related parties (note 16). The design drone patent allows for the ZenaDrone 1000 to be able to generate lift from its body design and increase payload capacity.

In consideration of the purchase of the Design Patent, ZenaTech issued the following shares:

•1,465,000 Preferred Shares with a stated value of CAD$2.49 per Preferred Share which will be allocated as to 1,172,000 to Epazz and 293,000 to Shaun Passley, PhD,

•5,200 Super Voting Shares with a stated value of CAD$2.13 which will be allocated as to 4,160 to Epazz and 1,040 to Dr. Shaun Passley, and,

•110,000 Common Stock Shares with a stated value of USD$1.79 which will be allocated as to 88,000 to Epazz and 22,000 to Dr. Shaun Passley.

This being a common control transaction the cost of patent has been accounted for at the cost to previous owner.

ZenaTech has entered into an Asset Patent Purchase Agreement with Epazz dated October 13, 2024 for the purchase from Epazz by ZenaTech of Utility Patent US11597515B2 which allows for ZenaDrone 1000 to be recharged remotely without human assistance (the "Drone Assembly Patent"). Effective November 20, 2024, the parties entered into an amendment to the Asset Patent Purchase Agreement with Epazz dated October 13, 2024 for the purchase from Epazz by ZenaTech of Charging Pad Patent US11970293B2 related to a drone with extendable and rotatable wings and multiple accessory securing panel (the "Charging Pad Patent").

In consideration of the purchase of the Drone Assembly Patent, ZenaTech issued the following shares:

•8,790,000 Preferred Shares with a stated value of CAD$2.49 per Preferred Share which will be allocated as to 7,032,000 to Epazz and 1,758,000 to Shaun Passley, PhD,

•31,200 Super Voting Shares with a stated value of CAD$2.13 which will be allocated as to 24,960 to Epazz and 6,240 to Dr. Shaun Passley, and,

•660,000 Common Stock Shares with a stated value of USD$1.79 which will be allocated as to 528,000 to Epazz and 132,000 to Dr. Shaun Passley.

This being a common control transaction the cost of patent has been accounted for at the cost to previous owner.

In consideration of the purchase of the Charging Pad Patent, ZenaTech issued the following shares:

•4,395,000 Preferred Shares with a stated value of CAD$2.49 per Preferred Share which will be allocated as to 3,516,000 to Epazz and 879,000 to Shaun Passley, PhD,

•15,600 Super Voting Shares with a stated value of CAD$2.13 which will be allocated as to 12,480 to Epazz and 3,120 to Dr. Shaun Passley, and,

•330,000 Common Stock Shares with a stated value of USD$1.79 which will be allocated as to 264,000 to Epazz and 66,000 to Dr. Shaun Passley.

This being a common control transaction the cost of patent has been accounted for at the cost to previous owner.

Robotic Arm Technology

ZenaTech acquired the permanent licensing of Robotic Arm technology in January 2022. We plan to use this license for drone development. This was an asset purchase paid in stock to Ameritek Ventures, Inc., a related party, for 3,500,000 at $0.24, or $840,000, of ZenaTech common shares and 7% of any and all sales (notes 9 and 16).

Goodwill

Goodwill represents the excess of the value of the consideration transferred over the fair value of the net identifiable assets and liabilities acquired in a business combination. Goodwill is allocated to the cash generating unit to which it relates. We account for goodwill according to IFRS requirements.

Financial Instruments

Classification

The Company classifies its financial assets in the following measurement categories:

•those to be measured subsequently at fair value (either through OCI or through profit or loss), and

•those to be measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The Company reclassifies debt instruments when and only when its business model for managing those assets changes.

Recognition and Derecognition

Purchases and sales of financial assets in the normal course of business are recognized on trade date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether or not their cash flows are solely payment of principal and interest.

Debt Instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset.  There are three measurement categories into which the Company classifies its debt instruments:

Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains or losses together with foreign exchange gains and losses. Impairment losses are presented as separate line items in the statement of profit or loss.

FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains or losses. Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains or losses and impairment expenses are presented as separate line in the statement of profit or loss.

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains or losses in the period in which it arises.

Equity Instruments

The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Company’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognized in other gains or losses in the statement of profit or loss as applicable. Impairment losses and reversal of impairment losses on equity investments measured at FVOCI are not reported separately from other changes in fair value.

Impairment

The Company assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at an amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

Income Taxes

Current Income Tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred Income Tax

Deferred income tax is provided on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Share Capital

The Company records the proceeds from share issuances net of issue costs and any tax effects. Common shares issued for consideration other than cash are valued based on their market value at the date the common shares are issued.

Revenue

IFRS 15 – Revenue from Contracts with Customers

The Company earns its revenue from managing software derived from business to business or business to government operations. The Company is the only manufacturer of this software and it only sells software on a standalone basis directly to the end user.

Revenue is usually billed and collected at the beginning of the service period, which can be one month, three months, six months, or a year. The revenue is earned through time and recognized at the end of the reporting period. Any amount billed to customers for which services have not yet been provided is recorded as deferred revenue, which is a current liability on the balance sheet. The Company’s software revenue, which comes from software licensing, and support and maintenance agreements that are earned over a period of time, represents approximately 90%.

The Company also earns revenue from custom software programming. Most custom project-oriented software programming are derived from upgrades to software or custom programming to existing software. These projects are small and will usually end within 6-8 weeks. These custom projects are typically paid 50% upfront and the second part of the revenue is earned at the end of the project. This is a small portion of the company’s revenue, approximately 10%.

Revenue Recognition

Sale of Software Licenses

The software license at the customer’s site is sold as a one-time perpetual license. The software license sales are recognized as revenue when a fixed fee order has been received and delivery has occurred to the customer. Revenue is recognized generally upon customer acceptance (point-in-time) of the software product and verification that it meets the required specifications. Software is delivered to customers electronically.

Software as a service

Software as a service includes revenue from software licensing and delivery in which software is licensed on a subscription basis and is centrally hosted. These services often include software updates which provide customers with rights to unspecified software product upgrades and maintenance releases and patches released during the term of the support period. Contracts for these services are generally 12-36 months in length. Revenue is recognized ratably and evenly over the term of the agreement.

Maintenance and support services

The Company sells maintenance and support services which include access to technical support personnel for software and hardware troubleshooting and monitoring of the health of a customer’s network, access to a sophisticated web-portal for managing the end-to-end hardware and software digital ecosystem, and hosting support services through our network operations center, or NOC. These services provide either physical or automated remote monitoring which support customer networks 7 days a week, 24 hours a day.

These contracts are generally 12-36 months in length and generally automatically renew for additional 12-month periods unless cancelled by the customer. Rates for maintenance and support contracts are typically established based upon a fee per location or fee per device structure, with total fees subject to the number of services selected. Revenue is recognized ratably and evenly over the term of the agreement.

The Company had three major customers according to IFRS 8 paragraph 34 for the year ended December 31, 2024. These customers were Wisconsin Crime Information Bureau with 14% revenue, Liquid PC, Inc. with 15% revenue and Unisys – GA with 27% of revenue.

The Company had three major customers according to IFRS 8 paragraph 34 for the year ended December 31, 2023. These customers were Wisconsin Crime Information Bureau with 24% revenue, Liquid PC, Inc. with 22% revenue and Unisys – GA with 17% of revenue.

Earnings or Loss per Share

Basic earnings or loss per share are computed by dividing the net earnings or loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings or loss per share are computed similarly to basic earnings or loss per share except that the weighted average share outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

Leases

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for reporting periods beginning on or after January 1, 2019, with early application permitted.

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date, the lease liability is recognized at the present value of the future lease payments and discounted using the interest rate implicit in the lease or the Company's incremental borrowing rate. A corresponding right-of-use ("ROU”) asset will be recognized at the amount of the lease liability, adjusted for any lease incentives received and initial direct costs incurred. Over the term of the lease, financing expense is recognized on the lease liability using the effective interest rate method and charged to net income, lease payments are applied against the lease liability and depreciation on the ROU asset is recorded by class of underlying asset.

The lease term is the non-cancellable period of a lease and includes periods covered by an optional lease extension option if reasonably certain the Company will exercise the option to extend. Conversely, periods covered by an option to terminate are included if the Company does not expect to end the lease during that time frame. Leases with a term of less than twelve months or leases for underlying low value assets are recognized as an expense in net income on a straight-line basis over the lease term.

A lease modification will be accounted for as a separate lease if it materially changes the scope of the lease. For a modification that is not a separate lease, on the effective date of the lease modification, the Company will remeasure the lease liability and corresponding ROU asset using the interest rate implicit in the lease or the Company's incremental borrowing rate. Any variance between the remeasured ROU asset and lease liability will be recognized as a gain or loss in net income to reflect the change in scope.

ZenaTech had a prepaid month-to-month lease, which expired mid-June 2023. The Company has since changed locations and commenced a long-term lease contract starting at the end of June 2023. The lease contract is non-cancellable for an initial 5-year term and then can be extended to 25 years, per agreement.

Lease Liability

The Company has made lease liability payments every two months since June 2023 for the warehouse in Sharjah, UAE and will continue to make them until April 2028. Below are tables describing the maturity of the contractual lease and ROU asset.

Maturity analysis as of December 31, 2024
Contractual undiscounted cash flows (USD)
Less than a year	$58,979
One to five years	152,365
More than 5 years	-
Total undiscounted as of December 31, 2024	$211,344

Right of Use (ROU) Asset

Right of Use Asset, net
ROU asset	$279,072
Amortization	(68,512)
Total net Right of Use Asset as of December 31, 2024	$210,560

Lease Liability
Current	$58,979
Non- Current	$152,365
Total lease liability as of December 31, 2024	$211,344

ZenaTech paid $48,761 USD or $70,143 CAD and incurred $9,997 USD or $14,431 interest expense for the twelve months ended December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Maturity analysis as of December 31, 2023
Contractual undiscounted cash flows (USD)
Less than a year	$51,097
One to five years	199,390
More than 5 years	-
Total undiscounted as of December 31, 2023	$250,487

ROU Asset

ROU Asset, net
ROU asset	$279,072
Amortization	(28,585)
Total net ROU Asset as of December 31, 2023	$250,487

The Company paid $36,290 USD or $46,265 CAD for the warehouse lease during 2023 and incurred $6,801 USD or $9,178 interest expense for the year ended December 31, 2023. The currency exchange rate was $1 USD to $1.3243 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2023.

Account Name Changes and Reclassification

We reclassified certain amounts from the prior presentation to comply with the balance sheet presentation for the quarter ended December 31, 2023. We changed the presentation of the “Advance to affiliate for future services” on the balance sheet from the current assets section into a split amount of short-term amount of $2,500,000, and long-term amount that is the total amount less the short-term. We also changed the presentation of the “Advance to affiliate” on the statement of cash flows to investing activities from financing activities since it was incorrectly classified as a financing activity, per IAS 7. Prior period statements were reclassified to comply with IAS 8. There is no change due to this update.

The Company changed the account name from ‘Salaries and benefits’ to ‘Wages and benefits’, which better reflects the categories of expenses included in it.

4.ACQUISITIONS AND SALES

Acquisition of PsPortals, Inc.

On January 7, 2022, with an effective date of December 31, 2021, ZenaTech acquired all stock of PsPortals, Inc., a Delaware, United States of America, corporation. PsPortals is a principal supplier of browser-based software applications for public safety. The Company paid $900,000 USD and closing fees of $1,818 USD of which $450,000 USD was cash and issued a promissory note for $450,000 USD to its majority shareholder. The promissory note has terms of thirty-six months that begin January 1, 2022, and end December 31, 2024, and bears an interest of six percent (6%) per year.

The allocation of the purchase consideration is as follows:

Assets acquired
Cash	$567,975
Computers and equipment	44,798
Note receivable	63,195
Product development costs (Note 9)	1,048,782
Less liabilities assumed
Accounts payable	(1,721)
Deferred revenue	(595,860)
Net purchase price ($900,000 USD)	$1,127,169
Acquisition payment
Cash ($450,000 USD, less closing adjustment)	$558,414
Promissory note ($450,000 USD)	568,755
TOTAL	$1,127,169

ZenaTech paid the final payment of $12,811 USD or $18,429 during the last quarter of 2024. The currency exchange rate was $1 USD to $1.4385 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

The note payable balance was $227,637 as of December 31, 2023. The Company incurred a currency exchange loss of $9,514 on this note for the year ended December 31, 2023. The currency exchange rate was $1 USD to $1.3243 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2023.

Acquisition of Ecker Capital, Inc.

ZenaTech entered into an acquisition agreement with Ameritek Ventures, Inc. to acquire Ecker Capital, LLC ("Ecker") on October 14, 2024, with an effective date of October 1, 2024. Ecker Capital, LLC is a subsidiary of Ameritek Ventures, Inc (notes 16).

In consideration of the purchase of Ecker, ZenaTech issued to Ameritek the following shares:

•5,000 Super Voting Shares with a stated value of $30.00 per share and an affective value of $2.13 per share,

•1,000,000 Common Shares at $2.67 per Common share and

•750,000 Preferred Shares with a stated value of $3.00 per share and an affective value of $2.49 per share.

Epazz is the principal shareholder of Ameritek with 95% voting control of Ameritek. Shaun Passley, PhD is the sole director and the CEO of Ameritek and the Managing Director of Ecker. Since Shaun Passley, PhD is also the Chief Executive Officer, a director and a stockholder of ZenaTech he is considered a related party to Ecker, Ameritek and ZenaTech and, therefore, Ecker and Ameritek are considered "related parties" to ZenaTech, and the acquisition of Ecker by ZenaTech constitutes a related party transaction.

Ecker is located at 602 W 5th Avenue, Suite B, Naperville, Illinois and is the software developer for warehouse products. This purchase was a benefit to ZenaDrone for its IQ drone series. Ecker is a parent holding company of Interactive Systems, Inc., interlinkONE, Inc, and ESM Software, Inc., three software technology companies.

The Company has received an independent valuation of the business of Ecker, which was prepared by the Stonebridge Advisory of Pasadena, California (“Valuator”). The effective date of the valuation is September 30, 2024, and is based on Ecker as an on-going concern which assumes Ecker has the financial resources to continue operating into the foreseeable future. All traditional approaches to value were considered by the Valuator and specific methods and calculations were weighted to reflect Ecker's value. Ecker was appraised using the fair market value as the standard of value assuming no discount for a lack of control (DLOC) and no adjustment for lack of marketability (DLOM). Because the balance sheet of Ecker might not represent the business, this valuation only values the enterprise value. The enterprise value is the invested capital value (debt and equity) of the business.

The Fair Market Value (enterprise value) of Ecker is estimated at $4,554,556. After any balance sheet adjustments, the adjusted value is $3,573,878 and after subtraction of term debt, if any, the equity value is $2,790,000. Equity value subtracts interest-bearing term debt and the working capital surplus or shortage, if any, from the enterprise value. A 100.00% interest of the Company's equity equals $4,550,000. The Valuator's conclusion is subject to the Report's Limiting Conditions and the note in the conclusion section.

The Fair Market Value (FMV) is defined as the value an asset or liability would exchange hands given a willing buyer and seller negotiate an "arms-length" transaction with neither party under duress and with the parties having access to all pertinent information. The valuation supports the issuance of number of shares issued and the transaction at arm's length price.

The following table describes the purchase of Ecker Capital, Inc. The exchange rate for the transactions below was $1 USD to $1.3526, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on October 1, 2024.

Assets acquired	USD	CAD
Cash	$7,334	$9,921
Accounts receivable	136,214	184,242
Less liabilities assumed
Accounts payable	(191,744)	(259,352)
Deferred revenue	(242,546)	(328,068)
SBA Loan – Interactive Systems, Inc.	(535,145)	(723,837)
SBFS LLC Loan dba RapidAdvance	(44,684)	(60,439)
Net Asset (Liability) Acquired	$(870,571)	(1,177,534)

This being a transaction under common control the assets and liabilities are accounted for at the carrying amount of previous owner.

Acquisition of Securities of ZooOffice, Inc.

ZenaTech entered into an acquisition agreement with Epazz, Inc. to acquire all stock of ZooOffice, Inc. ("ZooOffice") on October 1, 2024.

In consideration of the purchase of the ZooOffice Securities, ZenaTech issued to Epazz the following shares:

•3,000 Super Voting Shares with a stated value of $30.00 per share and an affective value of $2.13 per share,

•500,000 Common Shares at $2.67 per Common share and

•550,000 Preferred Shares with a stated value of $3.00 per share and an affective value of $2.49 per share.

Shaun Passley, PhD is the sole director and officer of Epazz and is its principal shareholder with 95% voting control of Epazz. He is also the sole director of ZooOffice. Shaun Passley, PhD is also the Chief Executive Officer, a director and a stockholder of ZenaTech. As such, Shaun Passley, PhD is considered a related party to ZooOffice, Epazz and ZenaTech and therefore ZooOffice and Epazz are considered related parties to ZenaTech, and the acquisition of ZooOffice by ZenaTech constitutes a related party transaction.

ZooOffice is located at 602 W 5th Avenue, Suite B, Naperville, Illinois and develops cloud business software products for businesses and governments. It has a compliance software what will be useful for compliance for ZenaDrone smart farming.

The Company has received an independent valuation of the business of ZooOffice, which was prepared by the Stonebridge Advisory (“Valuator”) of Pasadena, California. The effective date of the valuation is September 30, 2024 and is based on ZooOffice as an on-going concern. The going concern premise of value assumes ZooOffice has the financial resources to continue operating into the foreseeable future. All traditional approaches to value were considered by the Valuator and specific methods and calculations were weighted to reflect ZooOffice's value. ZooOffice was appraised using the fair value as the standard of value assuming no discount for a lack of control (DLOC) and no adjustment for lack of marketability (DLOM). Because the balance sheet might not represent the business, this valuation only values the enterprise value.

The valuation supports the issuance of number of shares issued and the transaction at arm's length price.

There are no restrictive agreements that might impact the value of ZooOffice. The internal financials of ZooOffice were used by the Valuator in this valuation for analysis. The Valuator reviewed information on ZooOffice and the assumptions based on client discussions that allowed the Valuator to consider the net cash flow, the market selling multiples, ZooOffice's assets and liabilities and build out the Discount and Capitalization Rate which measures the investment risk.

The following table describes the purchase of ZooOffice, Inc.

Assets acquired	USD	CAD
Cash	$8,104	$10,962
Accounts receivable	41,480	56,106
Less liabilities assumed
Accounts payable	(1,688)	(2,283)
Deferred revenue	(265,957)	(359,733)
SBA Loan – ZooOffice, Inc.	(157,250)	(212,696)
Net Asset (Liability) Acquired	$(375,311)	(507,646)

This being a transaction under common control the assets are accounted for at the carrying amount of previous owner.

Acquisition of Design Patent

ZenaTech has entered into an Asset Patent Purchase Agreement with Epazz dated October 8, 2024 for the purchase from Epazz by ZenaTech of Design Patent USD1005883S1 (the "Design Patent"). In addition, ZenaTech has agreed to purchase any future Design Patent related to the ZenaDrone 1000 product.

In consideration of the purchase of the Design Patent, ZenaTech will issue the following shares:

•6,000 Super Voting Shares with a stated value of $30.00 per share and an affective value of $2.13 per share, which will be allocated 5,000 to Epazz and 1,000 to Dr. Shaun Passley, and

•1,650,000 Preferred Shares with a stated value of $3.00 per share and an affective value of $2.49 per share, which will be allocated as to 1,150,000 to Epazz and 500,000 to Dr. Passley.

For future issue Design Patent(s) related to the ZenaDrone 1000 product, ZenaTech has agreed to issue the following shares, subject to director approval and compliance with applicable laws and regulatory rules at the time of issuance of the securities:

•16,000 Super Voting Shares with a stated value of $30.00 per share and an affective value of $2.13 per share, which will be allocated as to 12,000 to Epazz and 4,000 to Dr. Passley; and

•2,500,000 Preferred Shares with a stated value of $3.00 per share and an affective value of $2.49 per share, which will be allocated as to 2,000,000 to Epazz and 500,000 to Dr. Passley.

As disclosed above, Shaun Passley, PhD and Epazz are considered related parties to ZenaTech and the acquisition of the Design Patent by ZenaTech constitutes a related party transaction.

The Design Patent allows for the ZenaDrone 1000 to be able to generate lift from its body design.

The Company has received an independent valuation of the business of the Design Patent, which was prepared by the Valuator. All traditional approaches to value were considered in this valuation and the appropriate allocation of methods and calculations were weighted that best represent value of the value of the business. The Design Patent was appraised using the fair market value (enterprise value) as the standard of value assuming no discount for a lack of control (DLOC) and no adjustment for lack of marketability (DLOM).

The appraisal's estimated value for 100.00% of the Design Patent without any discounts and premiums, is $4,846,667 of enterprise value. This conclusion is subject to the Report's Limiting Conditions.

There are no restrictive agreements that might impact value. The Valuator reviewed information on the Design Patent as well as the assumptions based on client discussions that allowed the Valuator to forecast the future cash flow of the business, review the assets and liabilities to the extent possible and build out the Discount and Capitalization Rate, which is essentially an indicator of risk in the business investment.

The valuation supports the issuance of number of shares issued and the transaction at arm's length price. This being a transaction under common control the assets are accounted for at the carrying amount of previous owner.

The patents are yet to be registered in the name of the Company.

Acquisition of Utility Patents

ZenaTech has entered into an Asset Patent Purchase Agreement with Epazz dated October 13, 2024 (the "Utility Purchase Agreement") for the purchase from Epazz by ZenaTech of Utility Patent US11597515B2 Drone Assembly which allows for ZenaDrone 1000 to be recharged remotely without human assistance (the "First Utility Patent"). Effective November 20, 2024, the parties entered into an amendment to the Asset Patent Purchase Agreement with Epazz dated October 13, 2024 for the purchase from Epazz by ZenaTech of Charging Pad Patent US11970293B2 related to a drone with extendable and rotatable wings and multiple accessory securing panel (the "Second Utility Patent"). The amendment made the agreement effective as of October 1, 2024.

In consideration of the purchase of the First Utility Patent and the Second Utility Patent (together, the "Utility Patents"), ZenaTech  issued to Epazz and Dr. Shaun Passley the following shares:

•46,000 Super Voting Shares with a stated value of $30.00 per share and an affective value of $2.13 per share, which will be allocated as to 37,000 to Epazz and 9,000 to Dr. Passley, and

•13,000,000 Preferred Shares with a stated value of $3.00 per share and an affective value of $2.49 per share, which will be allocated as to 9,000,000 to Epazz and 400,000 to Dr. Passley.

As disclosed above, Shaun Passley, PhD and Epazz are considered "related parties" to ZenaTech and the acquisitions of the Utility Patents by ZenaTech constitutes a related party transaction.

The Company has received independent valuations of each of the First Utility Patent and Second Utility Patent, which were prepared by the Valuator. The effective date of the valuations is December 31, 2024. All traditional approaches to value were considered in the valuations and the appropriate allocation of methods and calculations were weighed that best represent the respective value of each of the First Utility Patent and the Second Utility Patent. The Utility Patents were appraised using the fair market value (enterprise value) as the standard of value assuming no discount for a lack of control (DLOC) and no adjustment for lack of marketability (DLOM).

The appraisal's estimated value for 100.00% of the First Utility Patent without any discounts and premiums, is $29,081,865 USD of enterprise value. The appraisal's estimated value for 100.00% of the Second Utility Patent without any discounts and premiums, is $14,540,001 USD of enterprise value. These conclusions are subject to the Report's Limiting Conditions.

There are no restrictive agreements that might impact value. The Valuator reviewed information on the Utility Patents as well as the assumptions based on client discussions that allowed the Valuator to forecast the future cash flow of the business, review the assets and liabilities to the extent possible and build out the Discount and Capitalization Rate, which is essentially an indicator of risk in the business investment. The valuation supports the issuance of number of shares issued and the transaction at arm's length price. This being a transaction under common control the assets are accounted for at the carrying amount of previous owner.

The patent are yet to be registered in the name of the Company.

Sale of Wallet Software

ZenaTech, Inc. sold for $250,000 USD all ZenaPay, Inc. the wallet software assets to Epazz Limited, Ireland, a related party, on October 2, 2023. The sale was in the form of a convertible promissory note with interest rate of 8% and 10-year terms. The sale note is convertible into Common Stock at 20% discount based on average closing price of trading day. ZenaPay, Inc., a Wyoming, USA corporation is a subsidiary of ZenaTech, Inc., a British Columbia corporation that provides software and cloud-based enterprise software solutions for e-commerce industry. Epazz Limited, Ireland is a subsidiary of Epazz, Inc., a company controlled by Shaun Passley, PhD (note 16).

The Company accrued $27,348 interest income related to this note as of December 31, 2024.

5.NOTE RECEIVABLE

The John Gray Note

On January 7, 2022, with an effective date of December 31, 2021, the Company purchased PsPortals, Inc. With this purchase ZenaTech acquired a non-interest-bearing note receivable from John Gray, its former majority shareholder.

The note receivable had a balance of $110 USD or $158 as of December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

The note receivable had a balance of $16,557 USD or $21,927 as of December 31, 2023. On December 31, 2023 the currency exchange rate was $1 USD to $1.3243 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Note Receivable affiliate

ZenaTech, Inc. sold for $341,850 or $250,000 USD all ZenaPay, Inc. the wallet software assets to Epazz Limited, Ireland, a related party on October 2, 2023. The sale was in the form of a convertible promissory note with interest rate of 8% and 10-year terms. The sale note is convertible into Common Stock at 20% discount based on average closing price of trading day. ZenaPay, Inc., a Wyoming, USA corporation is a subsidiary of ZenaTech, Inc., a British Columbia corporation that provides software and cloud-based enterprise software solutions for e-commerce industry. Epazz Limited, Ireland is a subsidiary of Epazz, Inc., a company controlled by Shaun Passley, PhD (note 16).

The Company accrued $20,511 interest income related to this note as of December 31, 2024.

6.PROPERTY PLANT & EQUIPMENT

	As of	As of
	December 31,	December 31,
	2024	2023
Property Plant & Equipment:
Computers and equipment	$103,746	$77,768
Accumulated depreciation	(60,763)	(46,436)
Net computers and equipment	42,983	31,332
Furniture and fixtures	4,146	-
Accumulated depreciation	(69)	-
Net furniture and fixtures	4,077	-
Vehicles	202,927	-
Accumulated depreciation	(6,577)	-
Net vehicles	196,351	-
Leasehold improvements	59,410	-
Accumulated depreciation	(1,226)	-
Net leasehold improvements	58,184	-
Business equipment	117,751	-
Accumulated depreciation	(2,651)	-
Net business equipment	115,100	-
Total Property Plant & Equipment (PPE), net	$416,695	$31,332

ZenaTech acquired computers for $21,269, furniture and fixtures $4,146 and made leasehold improvements for $59,410 during 2024. These assets are depreciated over 5-15 years using straight line depreciation.

ZenaTech also acquired three vehicles for $202,927 USD or $291,911 and bought business equipment for $117,751 USD or $169,385 during 2024.  These assets are depreciated over 6-years using straight line depreciation.

PPE had a currency loss of $(11,734) and accumulated depreciation expense had a foreign currency gain of $3,157 for the year ended December 31, 2024.

PPE had a currency loss of $(985) and accumulated depreciation expense had a foreign currency loss of $(301) for the year ended December 31, 2023.

7. CAPITAL ADVANCES

As of December 31, 2024, the Company has paid AED 217,310 (approximately $97,818 CAD) as part of a contractual purchase of a residential property located in Sharjah, United Arab Emirates. The total contracted value is AED 2,403,000. The property is under construction and will be used to accommodate Company personnel.

Although the legal title is temporarily held in the name of Dr. Shaun Passley, the Company's CEO and majority shareholder, Dr. Passley has formally undertaken to transfer the title to the Company. Accordingly, the payment has been recorded as a capital advance under non-current assets.

8. PRODUCT DEVELOPMENT COSTS & INTANGIBLES

The amounts listed in the tables below are historical amounts. As such, each type of software product development cost is presented in the acquired currency.

	Asset	Total		Total		Amortization	Total	Net Book
	Source and	Costs	Additions	Costs	Amortization	12 Mo. Ended	Amortization	Value
	Currency	12/31/2023	2024	12/31/2024	12/31/2023	12/31/2024	12/31/2024	12/31/2024
INTANGIBLES
ZenaPay Plant Software	Developed internally, USD	28,080	-	28,080	28,080	Nil	28,080	$Nil
System View Software	Acquired – business combination, USD	40,190	-	40,190	39,529	661	40,190	-
ZigVoice Software	Acquired – business combination, USD	9,702	-	9,702	9,543	159	9,702	-
WorkAware Software	Acquired – business combination, CAD	396,600	-	396,600	89,842	26,213	116,054	280,546
TillerStack Software	Acquired – business combination, EURO	1,584,516	-	1,584,516	312,345	104,853	417,918	1,167,318
PsPortals Software	Acquired – business combination, USD	1,048,782	-	1,048,782	139,694	69,585	209,279	839,504
TOTAL		3,107,870	-	3,107,870	619,033	201,471	820,503	2,287,367
PRODUCT DEVELOPMENT
Drone technology	Acquired separately, USD	1,440,000	-	1,440,000	-	-	-	1,440,000
Robotic Arm Technology	Acquired separately, USD	840,000	-	840,000	-	-	-	840,000
Drone Development	Developed internally, USD	1,376,200	1,169,126	2,545,326	-	-	-	2,545,326
TOTAL		3,656,200	1,169,126	4,825,326				4,825,326

	Asset	Total		Total		Amortization	Total	Net Book
	Source and	Costs	Additions	Costs	Amortization	12 Mo. Ended	Amortization	Value
	Currency	12/31/2022	2023	12/31/2023	12/31/2022	12/31/2023	12/31/2023	12/31/2023
INTANGIBLES $
ZenaPay Wallet and Merchant[1]	Developed internally, CAD	28,746	$Nil	$ 28,746	$28,730	$16	$28,746	$Nil
ZenaPay Plant Tracker	Developed internally, CAD	28,080	-	28,080	22,464	5,616	28,080	-
System View Software	Acquired – business combination, USD	40,190	-	40,190	31,491	8,038	39,529	661
ZigVoice Software	Acquired – business combination, USD	9,702	-	9,702	7,602	1,940	9,542	160
WorkAware Software	Acquired – business combination, CAD	396,600	-	396,600	63,402	26,440	89,842	306,758
TillerStack Software	Acquired – business combination, EURO	1,584,516	-	1,584,516	206,711	105,634	312,345	1,272,171
PsPortals Software	Acquired – business combination, USD	1,048,782	-	1,048,782	69,775	69,919	139,694	909,088
TOTAL		3,136,616		3,136,616	430,175	217,603	647,779	2,488,837
PRODUCT DEVELOPMENT
Drone technology	Acquired separately, USD	1,440,000	-	1,440,000	-	-	-	1,440,000
Robotic Arm Technology	Acquired separately, USD	840,000	-	840,000	-	-	-	840,000
Drone Development	Developed internally, USD	792,168	584,033	1,376,200	-	-	-	1,376,200
TOTAL		3,072,168	584,033	3,656,200				3,656,201

1 – The Company sold ZenaPay Wallet and Merchant software in October 2023 for $250,000 to Epazz Limited, Ireland, a related company; see notes 4 and 15.

Product development costs totaled $4,705,038 and includes a difference of $994 due to foreign currency adjustments to cost and intangible asset amortization as of December 31, 2023.

9.GOODWILL

ZenaTech recorded goodwill of $2,468,722 associated with the PacePlus acquisition. This asset is not being amortized for financial reporting purposes.

10.SHORT-TERM LINE OF CREDIT

The Company has a $100,000 USD line of credit with TD Bank, though its PS Portals, Inc. subsidiary, classified as short-term debt. The line of credit has a variable interest rate that is renewable annually. The current interest rate is 8.5%.

The Company loaned $86,685 USD or $124,696 on December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The Company had loaned $99,747 USD or $132,095 on December 31, 2023. The currency exchange rate was $1 USD to $1.3243 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices at that date.

11.LOANS PAYABLE

The Company had amounts borrowed in United States dollars, or USD. We used US dollars to describe these transactions since they were the historical amounts. When appropriate for certain year-end balance sheet information, we converted those amounts to Canada dollars, or CA dollars or $, as listed on the https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

	As of	As of
	December 31,	December 31,
	2024	2023
Balance of Loans Payable:
SBA Loan – Interactive Systems, Inc.	$766,201	$-
SBA Loan – ZooOffice, Inc.	225,025	-
SBFS LLC Loan dba RapidAdvance	52,379	-
GG Mars Capital, Inc. LOC (note 16)	992,798	2,508,843
Star Financial Corporation LOC (note 16)	1,394,839	1,993,072
Jennings Family Investments, Inc. LOC (note 16)	3,921,087	2,470,429
Lone Stella, Inc. LOC	539,556	-
GG Mars Capital, Inc. Debenture (note 16)	235,874	-
Nancy Cowden RLOC	1,080,380	-
ProPal Investments, LLC. (note 16)	575,400	662,150
PsPortals, Inc. acquisition note (note 4)	-	227,637
Marie Pindling Debenture (note 16)	-	-
Olga Passley Debenture (note 16)	-	-
Yvonne Rattray Debenture (note 16)	-	-
Nancy Cowden Debenture	-	-

Total Loans Payable	$9,783,539	$7,862,130

Note: See note 16 for related party notes.

Debt Financing

From time-to-time the Company has received and repaid loans from Epazz, Inc, Shaun Passley and his immediate family members, to fund operations. These related party debts are fully disclosed in note 16 below. ZenaTech has back-up lines of credit from related parties and others with an available spending limit of $32,800,000 to cover the repayment of the current portion of long-term debt, should it need it.

Epazz, Inc. Convertible Line of Credit

On June 1, 2018 the Company and Epazz, Inc., a related party, entered into a convertible line of credit agreement whereby Epazz agreed to advance funds of up to $400,000 USD to the Company as needed for acquisitions and working capital needs. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. The agreement expires on December 31, 2025, and carries an interest rate of 6% on unpaid funds. No payments are due to Epazz on balances of $400,000 USD or less until the expiration of the agreement. Interest on the note is rolled into the principal amount on a quarterly basis. Provided that the Company is not in default, the agreement can be renewed for ten additional twelve-months periods.

The total amount available to borrow was $400,000 USD or $575,400 as of December 31, 2024. The currency exchange rate used in calculations was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The total amount available to borrow was $400,000 USD or $529,720 as of December 31, 2023. The currency exchange rate used in calculations was $1 USD to $1.3243 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

There were no borrowings outstanding under this agreement as of December 31, 2024, or, 2023.

SBA Loan - ZooOffice

ZooOffice, Inc., a subsidiary of Epazz, Iinc, applied for a Disaster loan to cover expenses and maintain the business during the period of Covid in December 2021. ZooOffice received a $150,000 USD loan for 30 years with a 3.5% interest on December 31, 2021. The SBA ZooOffice loan is due December 31, 2052 and interest of $731 USD is accrued each reporting period. ZooOffice, Inc.,started to make payments for this loan starting with January 16, 2023.

The Company acquired this loan with the ZooOffice purchase as of October 1, 2024.

The Company owed $156,431 USD or $225,025 and no accrued interest as of December 31, 2024. The currency exchange rate used in calculations was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

SBA Loan - Interactive Systems

Interactive Systems, Inc., a subsidiary of Ecker Capital LLC, applied for a Disaster loan to cover expenses and maintain the business during the period of Covid in March 2021. Interactive Systems received a $500,000 USD loan for 30 years with a 3.75% interest on October 31, 2021. The SBA loan from Interactive Systems is due September 25, 2051 and interest is accrued each reporting period. The interest was added to the principal as of March 2024. Interactive Systems started to make payments for this loan in March 2024.

The Company acquired this loan with the Ecker purchase as of October 1, 2024.

The Company owed $532,639 USD or $766,201 and no accrued interest as of December 31, 2024. The currency exchange rate used in calculations was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

SBFC LLC - DBA RapidAdvance Loan

Ecker Capital has a loan with SBFC LLC, DBA RapidAdvance with a variable interest rate originating on 11/30/2022. The loan amount has a principal of $37,000 USD or $53,225 and had an interest rate of 59%. ZenaTech acquired this loan with the Ecker Capital purchase as of October 1, 2024. The amount acquired was $44,684 USD or $60439, representing $37,000 USD or $53,225 in principal and $7,684 USD or $8,448 in interest. The currency exchange rate used in calculations was $1 USD to $1.3802 CAD as of October 1, 2024, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The Company makes weekly payments of $1,334 USD or $1,919, representing the interest rate of 89%, which accrues every month.

The Company had a balance of $36,412 USD or $52,379, made loan payments of $17,346 USD or $24,953 and had accrued interest of $87 USD or $123 as of December 31, 2024. The currency exchange rate used in year-end calculations was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The Company had a balance of $42,753 USD or $56,618, incurred accrued interest of $610 USD or $808 and made $46,531 USD or $61,621 loan payments as of December 31, 2023.

GG Mars Capital, Inc. August 2019 Convertible Line of Credit

The Company entered into an agreement with GG Mars Capital, Inc., an Illinois corporation, (“GG Mars Capital”), a related party, for a convertible line of credit on August 1, 2019 (note 16). The Company issued GG Mars Capital a promissory note for $100,000 USD with a simple interest of six percent (6%) and a thirty-six (36) month maturity date and no covenants. The principal amount of this loan shall be due and payable on July 31, 2022. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2019. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. GG Mars Capital has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. On July 1, 2020, both parties agreed to increase the amount to $500,000 USD. The Company borrowed $295,000 USD from GG Mars Capital and issued GG Mars Capital a promissory note for $295,000 USD and a simple interest rate of six percent (6%) per annum on August 1, 2020. On March 1, 2021 both parties amended the note, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. GG Mars Capital converted $800,000 USD of the convertible line of credit debt into the Company’s common stock on February 1, 2022 (note 13). On November 30, 2023 both parties amended the note, which increased the line of credit amount to $6,000,000 USD and updated the due date to December 31, 2024.

The GG Mars Capital, Inc. 2019 six percent interest loan agreement was terminated and the $2,243,070 USD or $3,226,656 outstanding balance due was rolled over into the new 8% interest agreement on October 9, 2024. See GG Mars Capital, Inc October 2024 revolving line of credit below.

GG Mars Capital, Inc. October 2024 Revolving Line of Credit

ZenaTech entered into an agreement with GG Mars Capital, Inc., a related party, for a convertible line of credit on October 9, 2024 (note 16). The Company issued GG Mars Capital a promissory note for $5,000,000 USD with a simple interest of eight percent (8%) and a one-hundred and twenty (120) month maturity date and no covenants. The principal amount of this loan shall be due and payable on October 8, 2034. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 1, 2024. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Loan origination fees were 200,000 preferred shares of ZenaTech stock at aa fair value of $2.49 USD or $3.41 per share, having stated value of $3.00 per share, and 500,000 warrants of common stock. Each warrant shall entitle GG Mars Capital to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of this executed agreement. GG Mars Capital shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. GG Mars Capital shall provide a written conversion notice which will be convert into preferred shares or common stock within 5 business days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. GG Mars Capital, Inc. has an option to convert all or part of the balance into ZenaTech common stock at twenty percent (20%) discount of the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The total amount available to borrow was $5,000,000 USD or $7,192,500 and the amount drawn on the note was $690,162 USD or $992,798 as of December 31, 2024. The Company had an accrued interest expense of $22,691 USD or $31,080 and GG Mars Capital had an unrealized currency loss of $158,579 during this period. The currency exchange rate was $1 USD to $1.4385 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available to borrow was $6,000,000 USD or $7,945,800 and the amount drawn on the note was $1,894,467 USD or $2,508,843 as of December 31, 2023. The Company had an accrued interest expense of $104,464 and GG Mars Capital had an unrealized currency loss of $34,122 during 2023. The currency exchange rate was $1 USD to $1.3243 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Star Financial Corporation August 2019 Convertible Line of Credit

The Company entered into an agreement with Star Financial Corporation (“Star Financial Corporation”), a related party, for a convertible line of credit on August 1, 2019 (note 16). The Company issued Star Financial Corporation a promissory note for $100,000 USD, with a simple interest of six percent (6%) and a thirty-six (36) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2020. Star Financial Corporation has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. Both parties agreed to increase the amount to $500,000 USD on July 1, 2020. The Company borrowed $149,000 USD from Star Financial Corporation and issued Star Financial Corporation a promissory note for $149,000 USD and a simple interest rate of six percent (6%) per annum on August 1, 2020. The principal amount of this loan shall be due and payable on July 31, 2022. Both parties amended the note on March 1, 2021, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. Star Financial Corporation converted $720,000 USD of the convertible line of credit debt into the Company’s common stock on February 1, 2022 (notes 16). Both parties amended the note on November 30, 2023 which increased the line of credit amount to $6,000,000 USD and updated the due date to December 31, 2024.

The Star Financial Corporation 2019 six percent loan agreement was terminated and the $1,761,349 USD or $ 2,533,700 outstanding balance due was rolled over into the new agreement on October 9, 2024. See Star Financial Corporation October 2024 convertible line of credit below.

Star Financial Corporation October 2024 Revolving Line of Credit

ZenaTech entered into an agreement with Star Financial Corporation, (“Star Financial Corporation”)  an Illinois corporation and a related party, for a convertible line of credit on October 9, 2024 (note 16). The Company issued Star Financial Corporation a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and one-hundred and twenty (120) month maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 1, 2024. Loan origination fees were 200,000 preferred shares of ZenaTech stock at a fair value of $2.49 USD or $3.41 per share having stated value of $3.00 per share , and 500,000 warrants of common stock. Each warrant shall entitle Star Financial Corporation to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of this executed agreement. Star Financial

Corporation shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Star Financial Corporation shall provide a written conversion notice which will be convert into preferred shares or common stock within 5 business days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. Star Financial Corporation has an option to convert at twenty percent (20%) discount all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The total amount available to borrow was $5,000,000 USD or $7,192,500, and the amount drawn on the note was $969,648 USD or $1,394,839 as of December 31, 2024. The Company had an accrued interest expense of $17098 USD or $23,420 and Star Financial Corporation had an unrealized currency loss of $119,892 during this period. The currency exchange rate was $1 USD to $1.4385 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available to borrow was $6,000,000 USD or $7,945,800 and the amount drawn on the note was $1,505,000 USD or $1,993,072 as of December 31 ,2023. The Company had an accrued interest expense of $88,427, and Star Financial Corporation had an unrealized currency loss of $(23,669) during 2023. The currency exchange rate was $1 USD to $1.3243 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2023.

Jennings Family Investments, Inc. August 2019 Convertible Line of Credit

The Company entered into an agreement with Cloud Builder, Inc. (“Cloud Builder”) for a convertible line of credit of $100,000 USD on August 1, 2019. Cloud Builder was controlled by the Company’s Chief Financial Officer. Cloud Builder, Inc. assigned the note to Jennings Family Investments, Inc on August 1, 2023. The Company issued the Lender a promissory note for $100,000 USD and a simple interest rate of six percent (6%) per annum and no covenants. The principal amount of this loan shall be due and payable in the first month after any amount is borrowed. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting the first of the following month. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. The Lender has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. Both parties amended the note on August 1. 2020, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. The Lender converted $640,000 USD of the convertible line of credit debt into the Company’s common stock on February 1, 2022. Both parties amended the note on November 30, 2023, which increased the line of credit amount to $6,000,000 USD and updated the due date to December 31, 2024.

The Jennings Family Investments, Inc. 2019 six percent loan agreement was terminated and the $1,951,184 USD or $ 2,806,778 outstanding balance due was rolled over into the new agreement on October 9, 2024. See Star Financial Corporation October 2024 convertible line of credit below.

Jennings Family Investments, Inc. October 2024 Revolving Line of Credit

ZenaTech entered into an agreement with Jennings Family Investments, Inc., (“Jennings Family Investments”), an Illinois corporation, for a revolving line of credit on October 9, 2024. The Company issued Jennings Family Investments a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 200,000 preferred shares of ZenaTech stock at a fair value of $2.49 USD or $3.41 per share having stated value of $3.00 per share , and 500,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Jennings Family Investments, Inc. has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc.’s common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Jennings Family Investments shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law. Jennings Family Investments has an option to convert at twenty percent (20%) discount all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The total amount available was $5,000,000 USD or $7,192,500 and the amount drawn on the note was $2,725,817 USD or $3,921,087. The Company had accrued interest expense of $29,031 USD or $39,765 as of December 31, 2024. Jennigs Family Investments had an unrealized currency loss of $137,384. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on

https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available was $6,000,000 USD or $7,975,800 and the amount drawn was $1,865,460 USD or $2,470,429 as of December 31, 2023. The Company had accrued interest expense of $37,660. The lender had an unrealized currency loss of $(703). The currency exchange rate was $1 USD to $1.3243 CAD on December 31, 2023, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Lone Stella, LLC October 2024 Revolving Line of Credit

The Company entered into an agreement with Lone Stella, LLC, an Illinois limited liability corporation (“Lone Stella”), for a revolving line of credit on October 9, 2024. The Company issued Lone Stella a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 200,000 preferred shares of ZenaTech stock at a fair value of $2.49 USD or $3.41 per share having stated value of $3.00 per share , and 500,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Lone Stella has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc. Common Stock at the last valuation of price per share or the lowest price traded within the last 30 days. Lone Stella shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law. Lone Stella, LLC has an option to convert at twenty percent (20%) discount all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The total amount available was $5,000,000 USD or $7,192,500 and the amount drawn on the note was $375,082 USD or $539,556. The Company had accrued interest expense of $82 USD or $112 as of December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of December 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

Nancy Cowden October 2024 Revolving Line of Credit

ZenaTech entered into an agreement with Nancy Cowden for a revolving line of credit on October 9, 2024. The Company issued Nancy Cowden a promissory note for $8,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 400,000 preferred shares of ZenaTech stock at a fair value of $2.49 USD or $3.41 per share having stated value of $3.00 per share , and 600,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Nancy Cowden has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc. Common Stock at the last valuation of price per share or the lowest price traded within the last 30 days. Nancy Cowden shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law. Nancy Cowden has an option to convert at twenty percent (20%) discount all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The Company’s outstanding balance on this loan was $751,047 USD or $1,080,380 and made no interest payments related to this loan and accrued interest of $2,105 USD or $2,884 as of December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

PsPortals, Inc. Note

ZenaTech acquired all stock of PsPortals, Inc., a Delaware corporation, for $901,818 USD, on January 7, 2022, with an effective date of December 31, 2021. The Company paid $450,000 USD in cash and issued a three-year promissory note that began January 1, 2022 for $568,755 USD, which includes additional interest of six percent (6%) per year, has a maturity date of December 31, 2024 and was payable to its former shareholders. The Company paid this loan in the last quarter of 2024.

The Company paid $227,636 to former PsPortals shareholders and had $Nil currency exchange loss as of December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

The outstanding balance on this loan was $227,637 as of December 31, 2023. The Company paid $181,417 to former PsPortals shareholders and had a currency exchange loss of $9,514. The currency exchange rate was $1 USD to $1.3243 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2023.

Propal Investments LLC Loan

The Company secured a $500,000 USD or $677,550, three-year loan from Propal Investments, LLC on December 15, 2022. Interest payments are paid on the 10th of each month and the principal is due December 14, 2025. This loan carries 20 units of debt and one unit contains $25,000 USD or $33,878 unit of debenture, which equals $500,000 USD or $677,550. Each one unit of debenture carries an annual rate of fourteen percent (14%), paid monthly, with no prepayment penalty. Unpaid principal and accrued interest of this loan can convert into common shares at a 20% from market value. Each of the 20 units of debt carry 2,083 warrants for total of 41,667 warrants. Each warrant is exercisable to purchase one share of common stock of the Company at $12 Canadian, which is equal to $8.77 USD using a conversion rate of $1 USD to $1.368 as of the balance sheet date. The warrants expire three years after the Company listing on a recognized state exchange. The loan also has a minimum conversion amount of $25,000 USD or $33,878 or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is equal to the greater of twenty-five (25%) of a debenture holder’s initial investment of $25,000 USD or $33,878. The conversion price after applying the twenty percent (20%) discount must be equal to or greater than $0.75 USD or $1.02. The loan has a personal guarantee by James A. Sherman, the Company’s Chief Financial Officer and Director (note 16). For the foreign currency conversions above we used the currency exchange rate of $1 USD to $1.3551 CAD as of December 31, 2022 and as listed by www.poundsterlinglive.com.

ZenaTech paid $100,000 USD or $143,850 towards the principal during the last quarter of 2024.

The Company’s outstanding balance on this loan was $400,000 USD or $575,400 . The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $500,000 USD or $662,150 and it incurred an unrealized currency exchange loss of $(15,400) related to this loan as December 31, 2023. There were no payments made for the year ended December 31, 2023. The currency exchange rate was $1 USD to $1.3243 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2023.

GG Mars Capital, Inc.  Debentures

The Company secured a $150,000 USD or $170,308 three-year loan from GG Mars Capital, Inc. on January 9, 2024. GG Mars Capital, Inc. is a related party, see note 16. The principal is due January 8, 2027. This loan carries 30 units, and one unit contains $5,000 USD or $6,770 unit of debenture. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of March 31, 2024.

See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $163,972 USD or $235,874 and accrued interest of $12,308 USD or $19,207 related to this loan as of December 31, 2024. GG Mars had an unrealized currency exchange gain of $774. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Marie Pindling Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Marie Pindling on January 9, 2024. Marie Pindling is a related party, see note 16. The principal is due January 8, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of March 31, 2024.

Marie Pindling and the Company agreed to convert this debt to 6,760 shares of common stock on October 9, 2024. The Company incurred a foreign exchange loss of $672 related to this conversion for the last quarter ended December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Olga Passley Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Olga Passley on January 9, 2024. Olga Passley is a related party, see note 16. The principal is due January 8, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of March 31, 2024.

Olga Passley and the Company agreed to convert this debt to 6,760 shares of common stock on October 9, 2024. The Company incurred a foreign exchange loss of $672 related to this conversion for the last quarter ended December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Yvonne Rattray Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Yvonne Rattray on January 11, 2024. Yvonne Rattray is a related party, see note 16. The principal is due January 10, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of March 31, 2024.

Yvonne Rattray and the Company agreed to convert this debt to 6,760 shares of common stock on October 9, 2024. The Company incurred a foreign exchange loss of $672 related to this conversion for the last quarter ended December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Nancy Cowden Subscription Debenture

The Company secured a $1,000,000 USD or $1,323,400, three-year loan from Nancy Cowden on March 14, 2024. The principal is due March 15, 2027. This loan carries 200 units, and one unit contains $5,000 USD or $6,622 unit of debenture, which equals $1,000,000 USD or $1,362,600. The subscriber will wire $100,00 upon the execution of the agreement and will wire the remaining $900,000 upon the SEC sending a completed review letter which means the registration statement is effective and approved. Each one unit of debenture carries an annual rate of ten percent (10%) monthly converted into additional principal each month. The loan also has a minimum conversion amount of $25,000 USD or $33,118, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $100,000 USD or $135,390. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of March 31, 2024. This loan agreement was terminated and any outstanding balance that was due was rolled over into the new agreement on October 9, 2024 to a new loan, see Nancy Cowden Revolving Line of Credit below.

Convertible Debt Table

Certain debts can be converted into the Company’s Common Stock at a 20% discount. The total number of shares issuable for convertible debt is 2,545,298 as of December 31, 2024. This assumes all potentially convertible debt was converted as of December 31, 2024. Other assumptions include a common stock market price of $7.69 USD or $11.06 per share on December 31, 2024 and a USD to Canadian conversion rate $1.4385 as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

See table below for debt itemization. All amounts are in CAD in the table below.

	As of	Number
	December 31,	of
	2024	Shares
GG Mars Capital, Inc. – revolving line of credit	$992,798	112,185
Star Financial Corporation – revolving line of credit	1,394,839	157,615
Jennings Family Investments, Inc. – revolving line of credit	3,921,087	443,078
Lone Stella – revolving line of credit	539,556	1,618,668
Nancy Cowden – revolving line of credit	235,847	26,650
GG Mars Capital, Inc. - debentures – convertible debt at 20% discount	1,080,380	122,082
Propal Investments LLC – convertible debt at a 20% discount	575,400	65,020
Total Number of Common Stock Shares Debt can Convert to	$8,739,907	2,545,298

12.SHARE CAPITAL

Authorized Common Shares

The Company is authorized to issue an unlimited number of Common Shares with a par value of $0.30.

Holders of Common Shares are entitled to one vote per share upon all matters on which they have the right to vote. The Common Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction, purchase for cancellation or surrender provisions. The Company may, if authorized by the directors, purchase or otherwise acquire any of its Common Shares at a price and upon the terms determined by the directors. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital. Holders of the Common Shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore. In the event of dissolution or winding up of the affairs of the Company, holders of the Common Shares are entitled to share ratably in all assets of the Company remaining after payment of all amounts due to creditors.

Issued and Outstanding Common Shares

ZenaTech issued 166,667 common shares of the Company to Maxim Group, LLC on February 7, 2024 for advisory services in connection with its Nasdaq listing at a price of $4.80 per share.

ZenaTech issued 3,333 common shares of the Company to Yvonne Rattray on February 7, 2024 for services as director of the Company at a price of $4.80 per share.

ZenaTech issued 3,333 common shares of the Company to Neville Brown on February 7, 2024 for services as director of the Company at a price of $4.80 per share.

ZenaTech effected a 1 to 6 reverse stock split of its common shares on July 1, 2024. The Company had 17,080,050 shares of common stock on a post reverse stock split basis, including 63,722 shares issuable upon exercise of outstanding warrants as of December 31, 2024. The above financial statements were updated to reflect the post-reverse split stock allocation, as per IAS 33, paragraph 64.

On July 1, 2024 ZenaTech reduced the share capital by 30 shares to account for fractional shares as a result of 1 to 6 split as such there were 17,016,486 shares post-split.

On July 24, 2024 ZenaTech issued 291,829 units at a price of $10.28 per unit for gross proceeds of approximately $4,133,402 each unit being comprised of one common share and one warrant, , with each warrant being exercisable at a price of $10.28 USD for a period of three years from the time the shares are listed for trading on a recognized stock exchange. The Company raised the funds for general corporate and working capital purposes. The currency exchange rate was $1 USD to $1.3670 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on July 15, 2024 to calculate the above foreign exchange conversion. As a result, the Company had 17,663,879 shares, including 355,551 common shares issuable upon exercise of outstanding warrants as of July 15, 2024.

Below are described all transactions making up the 291,829 warrants from the paragraph above. These warrants do not have any value as of December 31, 2024 since they were issued when the company was private and the stock price was $0.30. Since the Company became public and as of December 31, 2024 the Company’s stock price did not reach the warrants offering price of $10.28 as such they are considered out of the money since they could not be exercised. At all times since issuance, the warrant offering price was more than the stock price.

On July 24, 2024 ZenaTech and Star Financial Corporation, a related party, entered into a purchase agreement, where ZenaTech will sell Star Financial Corporation 49,088 shares of common stock at $10.28 USD per share for an aggregate price of $695,272 USD, par value of $0.30 Canadian per share, and 49,088 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle Star Financial Corporation to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 49,088 shares of common stock and 49,088 warrants to Star Financial Corporation for $695,272 USD on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and GG Mars Capital, a related party, entered into a purchase agreement, where ZenaTech will sell GG Mars Capital 55,396 shares of common stock at $10.28 USD per share for an aggregate price of $784,617 USD, par value of $0.30 Canadian per share, and 55,396 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle GG Mars Capital to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 55,396 shares of common stock and 55,396 warrants for $784,617 USD to GG Mars Capital on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and Jacob D Sherman entered into a purchase agreement, where ZenaTech will sell Jacob D Sherman 9,728 shares of common stock at $10.28 USD per share for an aggregate price of $137,785 USD, par value of $0.30 Canadian per share, and 9,728 warrants or one warrant for one share of common stock. Each warrant shall entitle Jacob D Sherman to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 9,728 shares of common stock and 9,728 warrants for $137,785 USD to Jacob D Sherman on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and Nancy Cowden entered into a purchase agreement, where ZenaTech will sell Nancy Cowden 116,732 shares of common stock at $10.28 USD per share for an aggregate price of $1,653,367 USD, par value of $0.30 Canadian per share, and 116,732 warrants or one warrant for one share of common stock. Each warrant shall entitle Nancy Cowden to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 116,732 shares of common stock and 116,732 warrants for $1,653,367 USD to Nancy Cowden on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and Lone Stella, LLC entered into a purchase agreement, where ZenaTech will sell Lone Stella 60,885 shares of common stock at $10.28 USD per share for an aggregate price of $862,362 USD, par value of $0.30 Canadian per share, and 60,885 warrants or one warrant for one share of Common Stock. Each warrant shall entitle Lone Stella to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 60,885 shares of common stock and 60,885 warrants for $862,362 USD to Lone Stella on July 24, 2024 under this agreement.

ZenaTech issued 500,000 common shares of the Company to Epazz, Inc., a related party, for purchase of ZooOffice, Inc. on October 1, 2024.

ZenaTech issued 1,000,000 common shares of the Company to Ameritek Ventures, Inc., a related party, for purchase of Ecker Capital, Inc. on October 1, 2024.

ZenaTech paid directors a total of 201,692 shares of common stock issued at $1.77 USD. See below the breakdown of the issuances on October 9, 2024.

ZenaTech issued 100,000 common shares of the Company to Shaun Passley, PhD on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 28,248 common shares of the Company to Craig Passley on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 28,248 common shares of the Company to James Sherman on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Paul Piekos on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Thomas Burns on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Neville Brown on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Yvonne Rattray on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 101,406 common shares of the Company to GG Mars Capital, a related party, for $205,695 USD from the debt conversion note issued on October 9, 2024 (note 16). The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 101,406 common shares of the Company to Star Financial Corporation, a related party, for $205,695 USD from the debt conversion note issued on October 9, 2024. The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 270,416 common shares of the Company to Jennings Family Investments for $548,519 USD from the debt conversion issued on October 9, 2024. The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 6,760 common shares to Marie Pindling, a related party, on October 9, 2024. This was a conversion of her $10,000 USD convertible debenture from January 9, 2024. The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 6,760 common shares to Olga Passley, a related party, on October 9, 2024. This was a conversion of her $10,000 USD convertible debenture from January 9, 2024. The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 6,760 common shares to Yvonne Rattray, a related party, on October 9, 2024. This was a conversion of her $10,000 USD convertible debenture from January 9, 2024. The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 600,000 common shares of the Company to GG Mars Capital, a related party, for $1,453,373 USD debt conversion on October 11, 2024. The Conversion price was $1.76 USD per share, a 20% discount from $2.2 price per share on October 11, 2024.

ZenaTech issued 500,000 common shares of the Company to Star Financial Corporation, a related party, for $1,211,144 USD debt conversion on October 11, 2024. The Conversion price was $1.76 USD per share, a 20% discount from $2.2 price per share on October 11, 2024.

ZenaTech issued 500,000 common shares of the Company to GG Mars Capital, a related party, for $1,197,158 USD on October 24, 2024. This amount was drawn from the note issued on October 9, 2024. The Conversion price was $1.7280 USD per share, a 20% discount from $2.16 price per share on October 24, 2024.

ZenaTech issued 500,000 common shares of the Company to Star Financial Corporation, a related party, for $1,197,158 USD on October 24, 2024. This amount was drawn from the note issued on October 9, 2024. The Conversion price was $1.7280 USD per share, a 20% discount from $2.16 price per share on October 24, 2024.

ZenaTech issued 500,000 common shares of the Company to Jennings Family Investments for $1,197,158 USD on October 24, 2024. This amount was from the note issued on October 9, 2024. The Conversion price was $1.7280 USD per share, a 20% discount from $2.16 price per share on October 9, 2024.

ZenaTech issued 166,667 common shares of the Company to Maxim Group, LLC on November 22, 2024 for advisory services in connection with its Nasdaq listing at a price of $1.45 USD per share.

ZenaTech issued 200,000 common shares of the Company at $1.45 USD to Shaun Passley, PhD for patents on November 20, 2024.

ZenaTech issued 900,000 common shares of the Company at $1.45 USD to Epazz, Inc. for patents on November 22, 2024.

ZenaTech issued 550,000 common shares of the Company to GG Mars Capital, a related party, for $1,094,291 on November 22, 2024. This amount was drawn from the note issued on October 9, 2024. The Conversion price was $1.432 USD per share, a 20% discount from $1.79 price per share on November 22, 2024.

ZenaTech issued 950,000 common shares of the Company to Jennings Family Investments for $1,890,140 USD from the debt conversion issued on November 22, 2024. The Conversion price was $1.432 USD per share, a 20% discount from $1.79 price per share on October 9, 2024.

ZenaTech issued 80,942 common shares of the Company to Nancy Cowden for $161,044 USD from the debt conversion issued on November 22, 2024. The Conversion price was $1.432 USD per share, a 20% discount from $1.79 price per share on October 9, 2024.

ZenaTech issued 150,000 common shares of the Company to Star Financial Corporation, a related party, for $298,443 USD on November 22, 2024. This amount was drawn from the note issued on October 9, 2024. The Conversion price was $1.432 USD per share, a 20% discount from $1.79 price per share on October 24, 2024.

The Company’s outstanding share capital was 25,101,124 common shares of stock as of December 31, 2024.

The Company’s outstanding share capital was 16,843,182 common shares of stock as of December 31, 2023.

Authorized Preferred Shares

The Company is authorized to issue 100,000,000 Preferred Shares at a stated value of $3.

Holders of Preferred Shares are not entitled to vote. The Preferred Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction, purchase for cancellation or surrender provisions. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which can require a security holder to contribute additional capital. Holders of the Preferred Shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore. In the event of dissolution or winding up of the affairs of the Company, holders of the Preferred Shares are entitled to liquidation first in all assets of the Company remaining after payment of all amounts due to creditors.

Issued and Outstanding Preferred Shares

ZenaTech issued 550,000 preferred shares of the Company to Epazz, Inc., a related party, for purchase of ZooOffice, Inc. on October 1, 2024.

ZenaTech issued 750,000 preferred shares of the Company to Ameritek Ventures, Inc., a related party, for purchase of Ecker Capital, Inc. on October 1, 2024.

ZenaTech issued 500,000 preferred shares of the Company to Shaun Passley, PhD, a related party, for purchase of patents on November 20, 2024.

ZenaTech issued 200,000 preferred shares of the Company to GG Mars Capital, a related party, as loan origination fees.

ZenaTech issued 200,000 preferred shares of the Company to Jennins Family Investments, as loan origination fees.

ZenaTech issued 200,000 preferred shares of the Company to Star Financial Corporations, a related party, as loan origination fees.

ZenaTech issued 200,000 preferred shares of the Company to Lone Stella, LLC, as loan origination fees.

ZenaTech issued 400,000 preferred shares of the Company to Nancy Cowden, as loan origination fees.

ZenaTech issued 1,150,000 preferred shares of the Company to Epazz, a related party, for purchase of patents on November 20, 2024.

ZenaTech issued 3,000,000 preferred shares of the Company to Shaun Passley, PhD, a related party, for purchase of patents on December 31, 2024.

ZenaTech issued 1,000,000 preferred shares of the Company to Epazz, a related party, for purchase of patents on December 31, 2024.

ZenaTech had 17,150,000 issued and outstanding Preferred Shares as of December 31, 2024.

Authorized Super Voting Shares

The Company is authorized to issue 23,000,000 Super Voting Shares with a stated value of $30 per share.

Holders of Super Voting Shares have one thousand votes per share upon all matters on which they have the right to vote. The Super Voting Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction, purchase for cancellation or surrender provisions. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which can require a security holder to contribute additional capital. Holders of the Super Voting Shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore. In the event of dissolution or winding up of the affairs of the Company, holders of the Super Voting Shares are entitled to liquidation second in all assets of the Company remaining after payment of all amounts due to creditors.

ZenaTech issued 3,000 super voting shares of the Company to Epazz, a related party, for purchase ZooOffice on October 1, 2024.

ZenaTech issued 5,000 super voting shares of the Company to Ameritek Ventures, a related party, for purchase Ecker Capital on October 1, 2024.

ZenaTech issued 10,000 preferred shares of the Company to Shaun Passley, PhD, a related party, for purchase of patents on December 31, 2024.

ZenaTech issued 42,000 preferred shares of the Company to Epazz, a related party, for purchase of patents on December 31, 2024.

Issued and Outstanding Super Voting Shares

ZenaTech had 60,000 issued and outstanding Super Voting Shares as of December 31, 2024.

Warrants Outstanding

The Company had 2,995,551 warrants outstanding as of December 31, 2024. Below is a table summarizing the warrants.

Issue Date	Name	Reason for Issuance	Number
09-19-2020	Various	Subscription, OSE listing	22,056
02-15-2022	Propal Investments, LLC	Debt issuance 2022	41,666
07-23-2024	Star Financial Corporation	July 2024 purchase agreement	49,088
07-23-2024	GG Mars Capital, Inc.	July 2024 purchase agreement	55,396
07-23-2024	Jacob D Sherman	July 2024 purchase agreement	9,728
07-23-2024	Nancy Cowden	July 2024 purchase agreement	116,732
07-23-2024	Lone Stella	July 2024 purchase agreement	60,885
10-09-2024	GG Mars Capital, Inc.	Oct 2024 debt orig fees	500,000
10-09-2024	Star Financial Corporation	Oct 2024 debt orig fees	500,000
10-09-2024	Jennings Family Investments	Oct 2024 debt orig fees	500,000
10-09-2024	Lone Stella	Oct 2024 debt orig fees	500,000
10-09-2024	Nancy Cowden	Oct 2024 debt orig fees	600,000
	Total warrants		2,995,551

For a complete description of the warrants issuances, see below.

The Company issued 22,056 warrants on September 19, 2020 upon conversion of subscription receipts issued on September 19, 2019.  Each warrant is exercisable into one common share at a price of $0.90 per share for a period of three years from the date that the shares are listed on a recognized stock exchange.

ZenaTech had 41,666 warrants outstanding issued to Propal Investments, LLC from the debt agreement as of December 31, 2024.

The Company secured a $500,000 USD or $677,550, three-year loan from Propal Investments, LLC on December 15, 2022. Interest payments are paid on the 10th of each month and the principal is due December 14, 2025. This loan carries 20 units of debt and one unit contains $25,000 USD or $33,878 unit of debenture, which equals $500,000 USD or $677,550. Unpaid principal and accrued interest of this loan can convert into common shares at a 20% from market value. Each of the 20 units of debt carry 2,083 warrants for total of 41,667 warrants. Each warrant is exercisable to purchase one share of common stock of the Company at $12 Canadian, which is equal to $8.90 USD using a conversion rate of $1 USD to $1.4385 as of the balance sheet date. These warrants expire three years after the Company listing on a recognized state exchange. The loan also has a minimum conversion amount of $25,000 USD or $33,878 or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is equal to the greater of twenty-five (25%) of a debenture holder’s initial investment of $25,000 USD or $33,878. The conversion price after applying the twenty percent (20%) discount must be equal to or greater than $0.75 USD or $1.01. The loan has a personal guarantee by James A. Sherman, the Company’s Chief Financial Officer and Director (note 16). For the foreign currency conversions above we used the currency exchange rate of $1 USD to $1.3551 CAD as of December 31, 2022 and as listed by www.poundsterlinglive.com.

Below are described all transactions making up the 291,829 warrants for issued on July 24, 2024 from the paragraph above. These warrants do not have any value as of December 31, 2024 since they were issued when the company was private and the stock price was $0.30. Since the Company became public and as of December 31, 2024 the Company’s stock price did not reach the warrants offering price of $10.28 as such they are considered out of the money since they could not be exercised. At all times since issuance, the warrant offering price was more than the stock price

ZenaTech had 116,732 warrants outstanding issued to Nancy Cowden from the stock purchase agreement as of December 31, 2024.

On July 24, 2024 the Company and Nancy Cowden entered into a purchase agreement, where ZenaTech will sell Nancy Cowden 121,596 shares of common stock at $10.28 USD per share for an aggregate price of $1,250,006.88 USD, par value of $0.30 Canadian per share, and one warrant for one share of common stock, or 121,576 warrants. Each warrant shall entitle Nancy Cowden to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech had 60,885 warrants outstanding issued to Lone Stella, LLC from stock purchase agreement as of December 31, 2024.

On July 24, 2024 the Company and Lone Stella, LLC entered into a purchase agreement, where ZenaTech will sell Lone Stella 60,885 shares of common stock at $10.28 USD per share for an aggregate price of $625,987.80 USD, par value of $0.30 Canadian per share, and 60,885 warrants or one warrant for one share of Common Stock. Each warrant shall entitle Lone Stella to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech had 55,396 warrants outstanding issued to GG Mars Capital from stock purchase agreement as of December 31, 2024.

On July 24, 2024 ZenaTech and GG Mars Capital, a related party, entered into a purchase agreement, where ZenaTech will sell GG Mars Capital 55,396 shares of common stock at $10.28 USD per share for an aggregate price of $784,617 USD, par value of $0.30 Canadian per share, and 55,396 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle GG Mars Capital to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech had 49,088 warrants outstanding issued to Star Financial Corporation from stock purchase agreement as of December 31, 2024.

On July 24, 2024 ZenaTech and Star Financial Corporation, a related party, entered into a purchase agreement, where ZenaTech will sell Star Financial Corporation 49,088 shares of common stock at $10.28 USD per share for an aggregate price of $695,272 USD, par value of $0.30 Canadian per share, and 49,088 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle Star Financial Corporation to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

On July 24, 2024 ZenaTech and Jacob D Sherman entered into a purchase agreement, where ZenaTech will sell Jacob D Sherman 9,728 shares of common stock at $10.28 USD per share for an aggregate price of $137,785 USD, par value of $0.30 Canadian per share, and 9,728 warrants or one warrant for one share of common stock. Each warrant shall entitle Jacob D Sherman to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 9,728 shares of common stock and 9,728 warrants for $137,785 USD to Jacob D Sherman on July 24, 2024 under this agreement.

ZenaTech had 500,000 warrants outstanding issued to GG Mars Capital from the issuance of the October 9, 2024 revolving line of credit note.

ZenaTech entered into an agreement with GG Mars Capital, Inc., a related party, for a convertible line of credit on October 9, 2024 (note

10). The Company issued GG Mars Capital a promissory note for $5,000,000 USD with a simple interest of eight percent (8%) and a one-hundred and twenty (120) month maturity date and no covenants. The principal amount of this loan shall be due and payable on October 8, 2034. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 1, 2024. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Loan origination fees were 200,000 preferred shares of ZenaTech stock at $3.00 per share and 500,000 warrants of common stock. Each warrant shall entitle GG Mars Capital to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of this executed agreement. GG Mars Capital shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. GG Mars Capital shall provide a written conversion notice which will be convert into preferred shares or common stock within 5 business days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding.

ZenaTech had 500,000 warrants outstanding issued to Star Financial Corporation from the issuance of the October 9, 2024 revolving line of credit note.

ZenaTech entered into an agreement with Star Financial Corporation, (“Star Financial Corporation”)  an Illinois corporation and a related party, for a convertible line of credit on October 9, 2024 (note 16). The Company issued Star Financial Corporation a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and one-hundred and twenty (120) month maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 1, 2024. Loan origination fees were 200,000 preferred shares of ZenaTech stock at $3.00 per share and 500,000 warrants of common stock. Each warrant shall entitle Star Financial Corporation to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of this executed agreement. Star Financial Corporation shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Star Financial Corporation shall provide a written conversion notice which will be convert into preferred shares or common stock within 5 business days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding.

ZenaTech had 500,000 warrants outstanding issued to Jennings Family Investments, Inc. from the issuance of the October 9, 2024 revolving line of credit note.

ZenaTech entered into an agreement with Jennings Family Investments, Inc., (“Jennings Family Investments”), an Illinois corporation, for a revolving line of credit on October 9, 2024. The Company issued Jennings Family Investments a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 200,000 Preferred Shares of ZenaTech, Inc. at a state value of $3.00 per share and 500,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Jennings Family Investments, Inc. has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Jennings Family Investments shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law.

ZenaTech had 500,000 warrants outstanding to Lone Stella, LLC from the issuance of the October 9, 2024 revolving line of credit note.

The Company entered into an agreement with Lone Stella, LLC, an Illinois limited liability corporation (“Lone Stella”), for a revolving line of credit on October 9, 2024. The Company issued Lone Stella a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 200,000 Preferred Shares of ZenaTech, Inc. at a state value of $3.00 per share and 500,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Lone Stella has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. Common Stock at the last valuation of price per share or the lowest price traded within the last 30 days. Lone Stella shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law.

ZenaTech had 600,000 warrants outstanding to Nancy Cowden from the issuance of the October 9, 2024 revolving line of credit note.

ZenaTech entered into an agreement with Nancy Cowden for a revolving line of credit on October 9, 2024. The Company issued Nancy Cowden a promissory note for $8,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 400,000 Preferred Shares of ZenaTech, Inc. at a state value of $3.00 per share and 600,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Nancy Cowden has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. Common Stock at the last valuation of price per share or the lowest price traded within the last 30 days. Nancy Cowden shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law.

The valuation of these warrants was conducted by Stonebridge Advisory Inc. using the Black-Scholes Option Pricing Model, a widely accepted method for pricing financial derivatives. Key assumptions included a stock price at the grant date of $1.77 per share, an expected life of 1.8 years, a risk-free rate aligned with market benchmarks, and a zero dividend yield assumption. The initial warrant value per unit was determined to be $0.24, with a dilution adjustment of 2.888%, resulting in a final adjusted warrant value of $0.23 per unit and a total warrant valuation of $751,000. The valuation also incorporated a foreign exchange adjustment, converting the warrant value to $0.32 per unit in CAD using an exchange rate of 1.3713. This valuation is subject to the assumptions and limitations detailed in the independent valuation report

Below are described all transactions making up the 291,829 warrants from the paragraph above. These warrants do not have any value as of December 31, 2024 since they were issued when the company was private and the stock price was $0.30. Since the Company became public and as of December 31, 2024 the Company’s stock price did not reach the warrants offering price of $10.28 as such they are considered out of the money since they could not be exercised. At all times since issuance, the warrant offering price was more than the stock price.

On July 24, 2024 ZenaTech and Star Financial Corporation, a related party, entered into a purchase agreement, where ZenaTech will sell Star Financial Corporation 49,088 shares of common stock at $14.16/$10.28 USD per share for an aggregate price of $695,272, par value of $0.30 Canadian per share, and 49,088 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle Star Financial Corporation to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 49,088 shares of common stock and 49,088 warrants to Star Financial Corporation for $695,272 USD on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and GG Mars Capital, a related party, entered into a purchase agreement, where ZenaTech will sell GG Mars Capital 55,396 shares of common stock at $14.16 /$10.28 USDper share for an aggregate price of $784,617, par value of $0.30 Canadian per share, and 55,396 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle GG Mars Capital to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 55,396 shares of common stock and 55,396 warrants for $784,617 USD to GG Mars Capital on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and Jacob D Sherman entered into a purchase agreement, where ZenaTech will sell Jacob D Sherman 9,728 shares of common stock at $14.16 / $10.28 USD per share for an aggregate price of $137,785, par value of $0.30 Canadian per share, and 9,728 warrants or one warrant for one share of common stock. Each warrant shall entitle Jacob D Sherman to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 9,728 shares of common stock and 9,728 warrants for $137,785 USD to Jacob D Sherman on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and Nancy Cowden entered into a purchase agreement, where ZenaTech will sell Nancy Cowden 116,732 shares of common stock at $14.16 /$10.28 USD per share for an aggregate price of $1,653,367 USD, par value of $0.30 Canadian per share, and 116,732 warrants or one warrant for one share of common stock. Each warrant shall entitle Nancy Cowden to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 116,732 shares of common stock and 116,732 warrants for $1,653,367 USD to Nancy Cowden on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and Lone Stella, LLC entered into a purchase agreement, where ZenaTech will sell Lone Stella 60,885 shares of common stock at $14.16 /$10.28 USD per share for an aggregate price of $862,362 , par value of $0.30 Canadian per share, and 60,885 warrants or one warrant for one share of Common Stock. Each warrant shall entitle Lone Stella to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 60,885 shares of common stock and 60,885 warrants for $862,362 USD to Lone Stella on July 24, 2024 under this agreement.

The table below summarizes the total of the 2,955,551 outstanding warrants and the strike price as of December 31, 2024. The Company applied a USD to Canadian conversion rate of $1.4385 as of December 31, 2024, when calculating the option price for the warrants. These warrants are non-dilutive.

		Option	Conversion	Option	Share Price	Intrinsic
Warrants	Curr	Price	Rate Can/US	Price USD	12/31/2024	Value	Dilution

291,829	USD	10.28	n/a	10.28	7.69	non-dilutive	-
41,666	CAN	12.00	0.7100	8.52	7.69	non-dilutive	-
22,056	CAN	0.90	0.7100	0.64	7.69	7.05	20,223
2,600,000	USD	1.77	n/a	1.77	7.69	5.92	2,001,560
-	USD	1.77	n/a	1.77	7.69	5.92	-
2,955,551							2,021,783

13.STOCK COMPENSATION

The Company has a Compensation Package for Directors and Executives. Elements of compensation awarded to, earned by or paid to each of our directors and executive officers who served during the last two financial years. This compensation discussion considers the size and stage of development of the Company to date.

As of December 31, 2022, the named executive officers of the Company were Shaun Passley, PhD as Chief Executive Officer, and James Sherman as Chief Financial Officer (the “Named Executive Officers”). Mr. Passley and Mr. Sherman are expected to be the only Named Executive Officers for the current fiscal year as well.

In assessing the compensation of its Named Executive Officers, the Company’s objectives have been to retain and motivate a highly talented executive team, allowing the Company to develop, evolve and achieve business and financial objectives. We believe compensation should be structured to ensure that a significant portion of an executive's compensation opportunity is at risk and related to factors that influence shareholder value.

No other compensation was provided to key management personnel for the years ended December 31, 2023, and 2022. The Company and Shaun Passley, PhD agreed to forego his salary from inception until September 30, 2024.

The Company issued 3,333 common shares of the Company to each of Yvonne Rattray and Neville Brown for services as directors of the Company on February 7, 2024 at a price of $4.80 per share or $3.54 USD (note 16). The currency exchanged used in this conversion was $1 USD to $1.36 as of July 1, 2024 as listed on as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

ZenaTech paid directors a total of 201,692 shares of common stock issued at $1.77 USD. See below the breakdown of the issuances on October 9, 2024.

ZenaTech issued 100,000 common shares of the Company to Shaun Passley, PhD on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 28,248 common shares of the Company to Craig Passley on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 28,248 common shares of the Company to James Sherman on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Paul Piekos on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Thomas Burns on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Neville Brown on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Yvonne Rattray on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

14.FINANCIAL INSTRUMENTS

The Company’s financial instruments comprise financial assets such as cash, accounts receivable and note receivable from affiliate. Financial liabilities include accounts payable, loans payable, lines of credit, and lease liabilities. These instruments are primarily measured at amortized cost in the consolidated financial statements.

Management has assessed that the carrying amounts of these financial instruments approximate their fair values as at December 31, 2024.

Classification within the Fair Value Hierarchy

In accordance with IFRS 13 Fair Value Measurement, the Group classifies the fair value of its financial instruments based on a three-level hierarchy:

•Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•Level 2: Inputs other than quoted prices that are observable for the asset or liability.

•Level 3: Inputs that are not based on observable market data (unobservable inputs).

All of the Group’s financial instruments are classified within Level 3, as they are valued using internal models and unobservable inputs.

Valuation Techniques

No financial instruments are measured at fair value on a recurring basis. For instruments measured at amortized cost, fair values are estimated based on discounted cash flows using market interest rates applicable to instruments with similar terms and risks. Due to the nature of the instruments, carrying values are deemed to approximate fair value.

Transfers Between Levels

There were no transfers between levels of the fair value hierarchy during the year ended December 31, 2024

Risk Exposure and Management

The Company is exposed to various financial instrument risks and continuously assesses the impact and likelihood of this exposure. These risks include credit risk, liquidity risk, interest rate risk and currency risk.  Where material these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations resulting in financial loss to the Company. Management believes the risk of loss to be minimal.

Liquidity Risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due or can only do so at excessive cost. The Company had a working capital of $1,165,457 as of December 31, 2024. All the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. Therefore, the Company is not exposed to any significant liquidity risk.

Interest Rate Risk

Interest risk is the risk that the fair value or future cash flows will fluctuate because of changes in market risk. The Company’s accounts receivable currently bears no interest. The Company is not exposed to any interest rate risk.

Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company’s exposure to currency risk is limited to cash, accounts receivable, notes receivable, accounts payable and loans payable denominated in United States of America dollars. The Company does not enter into derivative financial instruments contracts to mitigate foreign exchange risk.

15.CAPITAL MANAGEMENT

The Company has operations generating positive cash flow but still depends on financing through debt and equity to fund its long-term investments, primarily drone investment and distribution activities. The speed at which the Company will grow its drone sales will depend on the amount of financing the Company will be able to secure. The capital structure of the Company consists of shareholders’ equity, which is comprised of share capital and deficit. The Board of Directors does not establish quantitative return on capital criteria for management due to the nature of the Company’s business. The Company does not pay dividends and is not exposed to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management for the years ended December 31, 2024, and 2023 respectively.

16.RELATED PARTY TRANSACTIONS

We organized the related party transactions by total as of December 31, 2024, in the table below according with IAS 24, paragraph 18. Readers should See the notes following the table for a detailed description of all related party transactions.

	Related Party	Nature of the relationship	Information of the transaction	Total as of Dec 31, 2024	Amount of transaction in CAD
1	Shaun Passley, PhD	CEO, Chairman of the BOD, Controlling voting stock with Epazz	Stock ownership, CS	5,136,459
2	Shaun Passley, PhD	CEO, Chairman of the BOD, Controlling voting stock with Epazz	Stock ownership, PS	3,500,000
3	Shaun Passley, PhD	CEO, Chairman of the BOD, Controlling voting stock with Epazz	Stock ownership, SVS	10,000
4	Epazz, Inc.	Controlling voting stock with Shaun Passley	Stock ownership, CS	6,367,301
5	Epazz, Inc.	Controlling voting stock with Shaun Passley	Stock ownership, PS	1,170,0000
6	Epazz, Inc.	Controlling voting stock with Shaun Passley	Stock ownership, SVS	45,000
7	Epazz, Inc.	Controlling voting stock with Shaun Passley	Note payable, currently not used
8	Epazz, Inc.	Advance to affiliate for future services	Advanced funds		1,555,7973
9	Ameritek Ventures, Inc.	Shaun Passley owns 100% of the company's of voting stock	Stock ownership, CS	1,583,333
10	Ameritek Ventures, Inc.	Shaun Passley owns 100% of the company's of voting stock	Stock ownership, PS	750,000
11	Ameritek Ventures, Inc.	Shaun Passley owns 100% of the company's of voting stock	Stock ownership, SVS	5,000
12	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Stock ownership, CS	1,706,802
13	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Warrants	555,396
14	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Stock ownership, PS	200,000
15	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Revolving line of credit		992,797
16	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Debentures - $150K		235,874
17	Vivienne Passley	GG Mars Capital, Inc. President. Shaun Passley's family member.	Stock ownership	167
18	Star Financial Corporation	Fay Passley, President of Star Financial is Shaun Passley family member.	Stock ownership, CS	1,400,495
19	Star Financial Corporation	Fay Passley, President of Star Financial is Shaun Passley family member.	Warrants	549,088
20	Star Financial Corporation	Fay Passley, President of Star Financial is Shaun Passley family member.	Stock ownership, PS	200,000
21	Star Financial Corporation	Fay Passley, President of Star Financial is Shaun Passley family member.	Revolving line of credit		1,394,839
22	Fay Passley	Star Financial Corporation President. Shaun Passley's family member.	Stock ownership, CS	167
23	James A. Sherman	CFO, board member	Stock ownership, CS	389,915
24	Craig Passley	Board member, Shaun Passley's family member	Stock ownership, CS	121,581

25	Paul J. Piekos	Board member	Stock ownership, CS	48,632
26	Thomas W. Burns	Board member	Stock ownership, CS	48,632
27	Neville Brown	Board member	Stock ownership, CS	14,632
28	Yvonne V. Rattray	Board member	Stock ownership, CS	21,392
30	Marie Pindling	Shaun Passley family member	Stock ownership, CS	6,927	0
31	Olga Passley	Shaun Passley family member	Stock ownership, CS	6,927	0

There are no commitments, doubtful accounts, and provision related to any of the outstanding balances due from related parties listed above.

Stock Ownership Following Company Spin-Off

On November 18, 2018, the Company was restructured as a way of stock dividend to Epazz shareholders. Shaun Passley, PhD and Epazz, Inc. commonly own 57.6% of the Company’s common stock after the spin-off and subsequent common shares distributions.

Management Services Agreement

The Company entered into a management services agreement with Epazz on November 18, 2018, in connection with the spin-off, pursuant to which Epazz agreed to provide certain management services to ZenaTech, including for labor, office space, hosting, travel, banking, and business development, and the Company agreed to pay Epazz a 45 percent (45%) markup on all expenses incurred in providing the services to ZenaTech. The parties amended the agreement to change the markup from 45% to 20% starting January 31, 2019. Under the agreement the Company agreed to indemnify Epazz for losses incurred by it in connection with the provision of the services to the Company, except to the extent those losses result from the willful misconduct of Epazz. The agreement has a 20-year term. However, the agreement may be terminated at any time with the mutual consent of the parties. All funds due from Epazz, Inc. represent advances for programming, support, and management fees on the statement of net income or loss. The Company will realize this asset through services rendered by Epazz during 2024 and 2025.

Under this agreement the Company pays Epazz for management, programming, support and various office operating costs.

Directors’ Stock Compensation

Key management personnel are those people that have the authority and responsibility for planning, directing, and controlling the activities of the Company directly and indirectly. Key management personnel include the Company’s directors and members of the senior management group. The Company offers its directors and officers only stock compensation for their services. Neither officers nor board of directors are paid salaries. The stock awards are recognized as an expense at the time of granting and for each period are described below.

The Company issued 3,333 common shares of the Company to each of Yvonne Rattray and Neville Brown for services as directors of the Company on February 7, 2024 at a price of $4.80 per share or $3.54 USD (note 16). The currency exchanged used in this conversion was $1 USD to $1.36 as of July 1, 2024 as listed on as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The Company and Shaun Passley, PhD agreed to forego his salary from inception until September 30, 2024.

ZenaTech paid directors a total of 201,692 shares of common stock issued at $1.77 USD. See below the breakdown of the issuances on October 9, 2024.

ZenaTech issued 100,000 common shares of the Company to Shaun Passley, PhD on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 28,248 common shares of the Company to Craig Passley on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 28,248 common shares of the Company to James Sherman on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Paul Piekos on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Thomas Burns on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Neville Brown on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Yvonne Rattray on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

Other Common Stock Issuances

ZenaTech issued 500,000 common shares of the Company to Epazz, Inc., a related party, for purchase of ZooOffice, Inc. on October 1, 2024.

ZenaTech issued 1,000,000 common shares of the Company to Ameritek Ventures, Inc., a related party, for purchase of Ecker Capital, Inc. on October 1, 2024.

ZenaTech issued 101,406 common shares of the Company to GG Mars Capital, a related party, for $205,695 USD from the debt conversion note issued on October 9, 2024 (note 16). The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 101,406 common shares of the Company to Star Financial Corporation, a related party, for $205,695 USD from the debt conversion note issued on October 9, 2024. The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 6,760 common shares to Marie Pindling, a related party, on October 9, 2024. This was a conversion of her $10,000 USD convertible debenture from January 9, 2024. The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 6,760 common shares to Olga Passley, a related party, on October 9, 2024. This was a conversion of her $10,000 USD convertible debenture from January 9, 2024. The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 6,760 common shares to Yvonne Rattray, a related party, on October 9, 2024. This was a conversion of her $10,000 USD convertible debenture from January 9, 2024. The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 600,000 common shares of the Company to GG Mars Capital, a related party, for $1,453,373 USD debt conversion on October 11, 2024. The Conversion price was $1.76 USD per share, a 20% discount from $2.2 price per share on October 11, 2024.

ZenaTech issued 500,000 common shares of the Company to Star Financial Corporation, a related party, for $1,211,144 USD debt conversion on October 11, 2024. The Conversion price was $1.76 USD per share, a 20% discount from $2.2 price per share on October 11, 2024.

ZenaTech issued 500,000 common shares of the Company to GG Mars Capital, a related party, for $1,197,158 USD on October 24, 2024. This amount was drawn from the note issued on October 9, 2024. The Conversion price was $1.7280 USD per share, a 20% discount from $2.16 price per share on October 24, 2024.

ZenaTech issued 500,000 common shares of the Company to Star Financial Corporation, a related party, for $1,197,158 USD on October 24, 2024. This amount was drawn from the note issued on October 9, 2024. The Conversion price was $1.7280 USD per share, a 20% discount from $2.16 price per share on October 24, 2024.

ZenaTech issued 200,000 common shares of the Company at $1.45 USD to Shaun Passley, PhD for patents on November 20, 2024.

ZenaTech issued 900,000 common shares of the Company at $1.45 USD to Epazz, Inc. for patents on November 22, 2024.

ZenaTech issued 550,000 common shares of the Company to GG Mars Capital, a related party, for $1,094,291 on November 22, 2024. This amount was drawn from the note issued on October 9, 2024. The Conversion price was $1.432 USD per share, a 20% discount from $1.79 price per share on November 22, 2024.

ZenaTech issued 150,000 common shares of the Company to Star Financial Corporation, a related party, for $298,443 USD on November 22, 2024. This amount was drawn from the note issued on October 9, 2024. The Conversion price was $1.432 USD per share, a 20% discount from $1.79 price per share on October 24, 2024.

Preferred Stock Issuances

ZenaTech issued 550,000 preferred shares of the Company to Epazz, Inc., a related party, for purchase of ZooOffice, Inc. on October 1, 2024.

ZenaTech issued 750,000 preferred shares of the Company to Ameritek Ventures, Inc., a related party, for purchase of Ecker Capital, Inc. on October 1, 2024.

ZenaTech issued 500,000 preferred shares of the Company to Shaun Passley, PhD, a related party, for purchase of patents on November 20, 2024.

ZenaTech issued 1,150,000 preferred shares of the Company to Epazz, a related party, for purchase of patents on November 20, 2024.

ZenaTech issued 3,000,000 preferred shares of the Company to Shaun Passley, PhD, a related party, for purchase of patents on December 31, 2024.

ZenaTech issued 1,000,000 preferred shares of the Company to Epazz, a related party, for purchase of patents on December 31, 2024.

Super Voting Stock Issuances

ZenaTech issued 3,000 super voting shares of the Company to Epazz, a related party, for purchase ZooOffice on October 1, 2024.

ZenaTech issued 5,000 super voting shares of the Company to Ameritek Ventures, a related party, for purchase Ecker Capital on October 1, 2024.

ZenaTech issued 10,000 preferred shares of the Company to Shaun Passley, PhD, a related party, for purchase of patents on December 31, 2024.

ZenaTech issued 42,000 preferred shares of the Company to Epazz, a related party, for purchase of patents on December 31, 2024.

Warrants

On July 24, 2024 ZenaTech and Star Financial Corporation, a related party, entered into a purchase agreement, where ZenaTech will sell Star Financial Corporation 49,088 shares of common stock at $14.16 /$10.28 USD per share for an aggregate price of $695,272 USD, par value of $0.30 Canadian per share, and 49,088 warrants or one warrant for one share of common stock. Each warrant shall entitle Star Financial Corporation to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 49,088 shares of common stock and 49,088 warrants to Star Financial Corporation for $695,272 USD on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and GG Mars Capital, a related party, entered into a purchase agreement, where ZenaTech will sell GG Mars Capital 55,396 shares of common stock at $14.16 /$10.28 USD per share for an aggregate price of $784,617 USD, par value of $0.30 Canadian per share, and 55,396 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle GG Mars Capital to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 55,396 shares of common stock and 55,396 warrants for $784,617 USD to GG Mars Capital on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and Jacob D Sherman entered into a purchase agreement, where ZenaTech will sell Jacob D Sherman 9,728 shares of common stock at $14.16 /$10.28 USD per share for an aggregate price of $137,785 USD, par value of $0.30 Canadian per share, and 9,728 warrants or one warrant for one share of common stock. Each warrant shall entitle Jacob D Sherman to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 9,728 shares of common stock and 9,728 warrants for $137,785 USD to Jacob D Sherman on July 24, 2024 under this agreement.

Capital Advances

During the year, the Company paid AED 217,310 (approximately CAD 97,818) toward the purchase of a property from Arada Developments LLC. The property is currently under the name of Dr. Shaun Passley, CEO and majority shareholder, who has undertaken to transfer legal title to the Company. The transaction is considered a related party transaction and has been appropriately disclosed as a capital advance pending transfer of legal title and completion of construction.

Advance to Affiliate for Future Services

As an operation process ZenaTech advances funds to Epazz, Inc. These funds relate to the Management Services Agreement with Epazz and are restricted for the use and benefit of ZenaTech. Funds advanced to Epazz are designed to be consumed through services provided by Epazz for the benefit of ZenaTech. The Company has the right to enforce repayment of these funds from Epazz.

The management services agreement is similar to software as a service, in which Epazz not only provides the labor but also the equipment and facilities. The Company prepays Epazz to acquire the equipment and facilities, and then the equipment and facilities are provided as services that correspond with our labor needs. The amount of the equipment and facilities is recorded over time as the labor uses the equipment and facilities, as a single fee per contractor.

The Company is using the management service agreement as opposed to establishing our own facility in offshore locations because it is very time-consuming, the cost would be much greater, it is difficult to establish entities in foreign countries and establish banking relations difficult, and hiring foreign personnel which speaks different languages would cause communication issues. Furthermore, the foreign market would see ZenaDrone as a start-up company versus Epazz which has been well established in the offshore market for over a decade.

The Company increased the number of contractors during the two quarters ended December 31, 2024 since the Company’s drone products are transitioning from research and development projects to manufacturing. The additional 20 contractors are manufacturing technicians.

Through management service agreement there is a new manufacturing facility in Lahore, Pakistan. Epazz leased the facility, did leasehold improvements and purchased all of the equipment, tools, vehicles, supplies and materials needed to begin to manufacture the drones. These are upfront investments, which the Company prepaid as services which will be expensed monthly as the contractor uses the equipment and facilities to produce the drones.

The total advances to Epazz for future services were $15,899,823 as of December 31, 2024. Of this amount $1,918,918 was included in current assets and $13,639,055 was included in the long-term assets. The current amount is expected to be provided in services by Epazz within a twelve (12) month period based on the current projected needs of the Company. The long-term amount will be paid back in services or cash.

The table below summarizes the changes in the advance and note to affiliates for the year ended December 31, 2024.

	Activity	Short-term	Long-term	Notes
	Type	Advance	Advance	Receivable
				from Affiliates
Balances as of December 31, 2023		$2,500,000	$4,623,155	$341,850
Additions to the advance to affiliates during the year
Advances to Epazz, Inc. during the year	(A)		9,015,900	-
Total additions during the year		1,000,000	9,015,900	-
Less, services provided by Epazz, Inc. during the year
Programming and support fees	(A)	222,010	-	-
Wages and benefits	(A)	325,607	-	-
Product development costs	(B)	1,033,465	-	-
Total services provided during the year		1,581,082	-	-
Balances as of December 31, 2024		$1,963,648	$13,639,055	$341,850

Activity type:

(A)Operating expense

(B)Long-term asset for drone development.

The total advances to Epazz for future services were $7,465,005 as of December 31, 2023. Of this amount $2,500,000 is included in current assets and $4,480,126 is included in the long-term assets. The current amount is expected to be provided in services by Epazz within a twelve (12) month period based on the current projected needs of the Company. The Company deducts every quarter the expenses from the $2,500,000 current assets then the Company debits long-term assets at the end of the quarter and credits current assets. The amount is based on what the Company needs, but the Company expected that $2,500,000 will be for a twelve-month (12) period based on the current projected needs of the Company. The Company is planning for a ramp-up period as manufacturing of the drones starts. Therefore, the Current asset amount will most likely increase.

The table below summarizes the changes in the advance and note to affiliates for the year ended December 31, 2023.

	Activity	Short-term	Long-term	Notes
	Type	Advance	Advance	Receivable
				from Affiliates
Balances as of December 31, 2022		$2,500,000	$2,336,623	$-
Additions to the advance to affiliates during the year
Advances to Epazz, Inc. during the year	(A)	-	2,545,124	-
Sale of ZenaPay, Inc. to Epazz, Inc.	(B)	-	-	341,850
Total additions during the year		-	2,545,124	341,850
Less, services provided by Epazz, Inc. during the year
Wages and benefits	(A)	236,884	-	-
Product development costs	(B)	21,708	-	-
Total services provided during the year		258,592	-	-
Adjustment for expected services provided in the next 12-months	(A)	258,592	(258,592)	-
Balances as of December 31, 2023		$2,500,000	$4,623,155	$341,850

Activity types in the table above are,

(A)Operating activity, and

(B)Investing activity.

Sale of ZenaPay, Inc. Wallet Software

ZenaTech, Inc. sold for $250,000 USD all ZenaPay, Inc. the wallet software assets to Epazz Limited, Ireland, a related party, on October 2, 2023. The sale was in the form of a convertible promissory note with interest rate of 8% and 10-year terms. The sale note is convertible into Common Stock at 20% discount based on average closing price of trading day. ZenaPay, Inc., a Wyoming, USA corporation is a subsidiary of ZenaTech, Inc., a British Columbia corporation that provides software and cloud-based enterprise software solutions for e-commerce industry. Epazz Limited, Ireland is a subsidiary of Epazz, Inc., a company controlled by Shaun Passley, PhD (note 4).

Debt Financing

From time-to-time the Company has received and repaid loans from Epazz, Inc, Shaun Passley and his immediate family members, to fund operations. These related party debts are fully disclosed in note 14 below. ZenaTech has back-up lines of credit from related parties and others with an available spending limit of $32,800,000 to cover the repayment of the current portion of long-term debt, should it need it.

Epazz, Inc. Convertible Line of Credit

On June 1, 2018 the Company and Epazz, Inc., a related party, entered into a convertible line of credit agreement whereby Epazz agreed to advance funds of up to $400,000 USD to the Company as needed for acquisitions and working capital needs. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. The agreement expires on December 31, 2025, and carries an interest rate of 6% on unpaid funds. No payments are due to Epazz on balances of $400,000 USD or less until the expiration of the agreement. Interest on the note is rolled into the principal amount on a quarterly basis. Provided that the Company is not in default, the agreement can be renewed for ten additional twelve-months periods.

The total amount available to borrow was $400,000 USD or $575,400 as of December 31, 2024. The currency exchange rate used in calculations was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The total amount available to borrow was $400,000 USD or $529,720 as of December 31, 2023. The currency exchange rate used in calculations was $1 USD to $1.3243 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

There were no borrowings outstanding under this agreement as of December 31, 2024, or, 2023.

GG Mars Capital, Inc. August 2019 Convertible Line of Credit

The Company entered into an agreement with GG Mars Capital, Inc., an Illinois corporation, (“GG Mars Capital”), a related party, for a convertible line of credit on August 1, 2019 (note 16). The Company issued GG Mars Capital a promissory note for $100,000 USD with a simple interest of six percent (6%) and a thirty-six (36) month maturity date and no covenants. The principal amount of this loan shall be due and payable on July 31, 2022. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2019. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. GG Mars Capital has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. On July 1, 2020, both parties agreed to increase the amount to $500,000 USD. The Company borrowed $295,000 USD from GG Mars Capital and issued GG Mars Capital a promissory note for $295,000 USD and a simple interest rate of six percent (6%) per annum on August 1, 2020. On March 1, 2021 both parties amended the note, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. GG Mars Capital converted $800,000 USD of the convertible line of credit debt into the Company’s common stock on February 1, 2022 (note 13). On November 30, 2023 both parties amended the note, which increased the line of credit amount to $6,000,000 USD and updated the due date to December 31, 2024.

The GG Mars Capital, Inc. 2019 six percent interest loan agreement was terminated and the $2,290,664 USD outstanding balance due was rolled over into the new 8% interest agreement on October 9, 2024. See GG Mars Capital, Inc October 2024 revolving line of credit below.

GG Mars Capital July 2024 Purchase Agreement

On July 24, 2024 ZenaTech and GG Mars Capital, a related party, entered into a purchase agreement, where ZenaTech will sell GG Mars Capital 55,396 shares of common stock at $10.28 USD per share for an aggregate price of $784,617 USD, par value of $0.30 Canadian per share, and 55,396 warrants or one warrant for one share of common stock. Each warrant shall entitle GG Mars Capital to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued GG Mars Capital 55,396 shares of common stock and 55,396 warrants for $784,617 USD on July 24, 2024 under this agreement.

GG Mars Capital, Inc. October 2024 Revolving Line of Credit

ZenaTech entered into an agreement with GG Mars Capital, Inc., a related party, for a convertible line of credit on October 9, 2024 (note 16). The Company issued GG Mars Capital a promissory note for $5,000,000 USD with a simple interest of eight percent (8%) and a one-hundred and twenty (120) month maturity date and no covenants. The principal amount of this loan shall be due and payable on October 8, 2034. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 1, 2024. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Loan origination fees were 200,000 preferred shares of ZenaTech stock at aa fair value of $2.49 USD or $3.41 per share, having stated value of $3.00 per share, and 500,000 warrants of common stock. Each warrant shall entitle GG Mars Capital to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of this executed agreement. GG Mars Capital shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. GG Mars Capital shall provide a written conversion notice which will be convert into preferred shares or common stock within 5 business days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. GG Mars Capital, Inc. has an option to convert all or part of the balance into ZenaTech common stock at twenty percent (20%) discount of the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The total amount available to borrow was $5,000,000 USD or $7,192,500 and the amount drawn on the note was $690,162 USD or $992,798 as of December 31, 2024. The Company had an accrued interest expense of $22,691 USD or $31,080 and GG Mars Capital had an unrealized currency loss of $158,579 during this period. The currency exchange rate was $1 USD to $1.4385 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available to borrow was $6,000,000 USD or $7,945,800 and the amount drawn on the note was $1,894,467 USD or $2,508,843 as of December 31, 2023. The Company had an accrued interest expense of $104,464 and GG Mars Capital had an unrealized currency loss of $34,122 during 2023. The currency exchange rate was $1 USD to $1.3243 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Star Financial Corporation August 2019 Convertible Line of Credit

The Company entered into an agreement with Star Financial Corporation (“Star Financial Corporation”), a related party, for a convertible line of credit on August 1, 2019 (note 16). The Company issued Star Financial Corporation a promissory note for $100,000 USD, with a simple interest of six percent (6%) and a thirty-six (36) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2020. Star Financial Corporation has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. Both parties agreed to increase the amount to $500,000 USD on July 1, 2020. The Company borrowed $149,000 USD from Star Financial Corporation and issued Star Financial Corporation a promissory note for $149,000 USD and a simple interest rate of six percent (6%) per annum on August 1, 2020. The principal amount of this loan shall be due and payable on July 31, 2022. Both parties amended the note on March 1, 2021, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. Star Financial Corporation converted $720,000 USD of the convertible line of credit debt into the Company’s common stock on February 1, 2022 (notes 16). Both parties amended the note on November 30, 2023 which increased the line of credit amount to $6,000,000 USD and updated the due date to December 31, 2024.

The Star Financial Corporation 2019 six percent loan agreement was terminated and the $1,761,349 USD outstanding balance due was rolled over into the new agreement on October 9, 2024. See Star Financial Corporation October 2024 convertible line of credit below.

Star Financial Corporation July 2024 Purchase Agreement

On July 24, 2024 ZenaTech and Star Financial Corporation, a related party, entered into a purchase agreement, where ZenaTech will sell Star Financial Corporation 49,088 shares of common stock at $10.28 USD per share for an aggregate price of $695,272 USD, par value of $0.30 Canadian per share, and 49,088 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle Star Financial Corporation to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 49,088 shares of common stock and 49,088 warrants for $695,272 USD on July 24, 2024 under this agreement.

Star Financial Corporation October 2024 Revolving Line of Credit

ZenaTech entered into an agreement with Star Financial Corporation, (“Star Financial Corporation”)  an Illinois corporation and a related party, for a convertible line of credit on October 9, 2024 (note 16). The Company issued Star Financial Corporation a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and one-hundred and twenty (120) month maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 1, 2024. Loan origination fees were 200,000 preferred shares of ZenaTech stock at a fair value of $2.49 USD or $3.41 per share having stated value of $3.00 per share , and 500,000 warrants of common stock. Each warrant shall entitle Star Financial Corporation to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of this executed agreement. Star Financial Corporation shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Star Financial Corporation shall provide a written conversion notice which will be convert into preferred shares or common stock within 5 business days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. Star Financial Corporation has an option to convert at twenty percent (20%) discount all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The total amount available to borrow was $5,000,000 USD or $7,192,500, and the amount drawn on the note was $969,648 USD or $1,394,839 as of December 31, 2024. The Company had an accrued interest expense of $17098 USD or $23,420 and Star Financial Corporation had an unrealized currency loss of $119,892 during this period. The currency exchange rate was $1 USD to $1.4385 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available to borrow was $6,000,000 USD or $7,945,800 and the amount drawn on the note was $1,505,000 USD or $1,993,072 as of December 31 ,2023. The Company had an accrued interest expense of $88,427, and Star Financial Corporation had an unrealized currency loss of $(23,669) during 2023. The currency exchange rate was $1 USD to $1.3243 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2023.

Propal Investments LLC Loan

The Company secured a $500,000 USD or $677,550, three-year loan from Propal Investments, LLC on December 15, 2022. Interest payments are paid on the 10th of each month and the principal is due December 14, 2025. This loan carries 20 units of debt and one unit contains $25,000 USD or $33,878 unit of debenture, which equals $500,000 USD or $677,550. Each one unit of debenture carries an annual rate of fourteen percent (14%), paid monthly, with no prepayment penalty. Unpaid principal and accrued interest of this loan can convert into common shares at a 20% from market value. Each of the 20 units of debt carry 2,083 warrants for total of 41,667 warrants. Each warrant is exercisable to purchase one share of common stock of the Company at $12 Canadian, which is equal to $8.77 USD using a conversion rate of $1 USD to $1.368 as of the balance sheet date. The warrants expire three years after the Company listing on a recognized state exchange. The loan also has a minimum conversion amount of $25,000 USD or $33,878 or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is equal to the greater of twenty-five (25%) of a debenture holder’s initial investment of $25,000 USD or $33,878. The conversion price after applying the twenty percent (20%) discount must be equal to or greater than $0.75 USD or $1.02. The loan has a personal guarantee by James A. Sherman, the Company’s Chief Financial Officer and Director (note 16). For the foreign currency conversions above we used the currency exchange rate of $1 USD to $1.3551 CAD as of December 31, 2022 and as listed by www.poundsterlinglive.com.

ZenaTech paid $100,000 USD or $143,850 towards the principal during the last quarter of 2024.

The Company’s outstanding balance on this loan was $400,000 USD or $575,400 . The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $500,000 USD or $662,150 and it incurred an unrealized currency exchange loss of $(15,400) related to this loan as December 31, 2023. There were no payments made for the year ended December 31, 2023. The currency exchange rate was $1 USD to $1.3243 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2023.

GG Mars Capital, Inc.  Debentures

The Company secured a $150,000 USD or $170,308 three-year loan from GG Mars Capital, Inc. on January 9, 2024. GG Mars Capital, Inc. is a related party, see note 16. The principal is due January 8, 2027. This loan carries 30 units, and one unit contains $5,000 USD or $6,770 unit of debenture. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of March 31, 2024.

The Company’s outstanding balance on this loan was $163,972 USD or $235,874 and accrued interest of $12,308 USD or $19,207 related to this loan as of December 31, 2024. GG Mars had an unrealized currency exchange gain of $774. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Marie Pindling Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Marie Pindling on January 9, 2024. Marie Pindling is a related party, see note 16. The principal is due January 8, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of March 31, 2024.

Marie Pindling and the Company agreed to convert this debt to 6,760 shares of common stock on October 9, 2024. The Company incurred a foreign exchange loss of $672 related to this conversion for the last quarter ended December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Olga Passley Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Olga Passley on January 9, 2024. Olga Passley is a related party, see note 16. The principal is due January 8, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of March 31, 2024.

Olga Passley and the Company agreed to convert this debt to 6,760 shares of common stock on October 9, 2024. The Company incurred a foreign exchange loss of $672 related to this conversion for the last quarter ended December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Yvonne Rattray Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Yvonne Rattray on January 11, 2024. Yvonne Rattray is a related party, see note 16. The principal is due January 10, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of March 31, 2024.

Yvonne Rattray and the Company agreed to convert this debt to 6,760 shares of common stock on October 9, 2024. The Company incurred a foreign exchange loss of $672 related to this conversion for the last quarter ended December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

17.SEGMENTED INFORMATION

The Company had no operating segment information for the years ended December 31, 2024, and 2023. All of the Company’s business activity is considered one and included in the same financial segment.

18.SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	For the Year Ended
	December 31,	December 31,
	2024	2023
Cash interest paid	$204,598	$139,397
Non-cash activity:
Stock issued for professional services Maxim Group and Directors	$1,659,301	-

19.INCOME TAXES

The Company’s provision for income taxes differs from amounts computed by applying the combined Canadian federal and provincial tax rates, as a result of the following:

	For the Year Ended
	December 31,	December 31,
	2024	2023
Loss before income taxes	$(3,856,587)	$(241,504)

Change in deferred tax liability	-	4,172
Income tax benefit	$-	$4,172

The tax effects of temporary timing differences that give rise to the deferred tax liability is as follows:

	As of	As of
	December 31,	December 31,
	2024	2023
Product development costs	$-	$4,172

Permanent differences	$-	$4,172

The Company recorded goodwill of $2,468,722 associated with the PacePlus, Inc. acquisition, $3,813,537 from the Ecker Capital, Inc. acquisition and $2143,897 from the ZooOffice, Inc. acquisitions. This asset is not being amortized for financial reporting purposes. This asset is being amortized over a period of twenty years for income tax purposes. This would generally give rise to a long-term deferred tax asset when companies have taxable income. Since ZenaTech did not anticipate having a taxable income, the Company did not make a reserve for this asset. As such, the deferred tax assets have not been recognized.

20.CAPITAL COMMITMENT

As at December 31, 2024, the Company has entered into a contractual agreement for the acquisition of a residential property located in Sharjah, United Arab Emirates, intended to be used for accommodating Company personnel. The total contracted purchase price is AED 2,403,000 (approximately CAD , of which AED 217,310 has been paid as at the reporting date and recorded as a capital advance.

The remaining balance of AED 2,185,690 (approximately CAD [insert equivalent amount]) is payable in scheduled installments through May 2027, as per the agreed payment plan with the developer, Arada Developments LLC.

21.SUBSEQUENT EVENTS

A.Company Acquisitions

ZenaTech acquired Weddle Surveying, Inc., a Tigard, Oregon based professional land surveying company on January 14, 2025. Weddle serves residential and commercial clients within the Portland Metropolitan region and surrounding areas of Northwest Oregon and Southwest Washington.

ZenaTech acquired KJM Land Surveying, based in Pensacola, Florida, on January 22, 2025. KJM Land Surveying provides a range of professional land surveying services, including boundary surveys, ALTA surveys, as-built surveys, topographic surveys, and elevation certificates to residential and commercial and construction sectors for over thirty years.

ZenaTech created Spider Vision Sensors, Ltd in Taiwan in February 2025. Spider Vision Sensors will help the company with sensors manufacturing while develop a partnership in East Asia to sell to growing defense market in that region.

ZenaTech bought Othership (UK) company on March 18, 2025. Othership is a workspaces and collaborative workplace software company providing workplace scheduling and management solutions to remote-first businesses and individuals. This acquisition will expand ZenaTech’s internal expertise developing applications using quantum computing across both AI drone and enterprise SaaS areas where we see growing demand and revenue opportunities.

B.Royalty Agreement

Further to the Technology Exclusive Licensing Agreement dated March 31, 2019 between Epazz and the Company (the "Original Epazz Licensing Agreement"), the Company and Epazz entered into a royalty agreement as of January 14, 2025 (the "Royalty Agreement") pursuant to which the royalty granted by the Company to Epazz in consideration of the contributions by Epazz to the development and commercialization of the ZenaDrone 1000 under the Original Epazz Licensing Agreement was reduced from 7% to 5%. The Company will pay Epazz an annual royalty equivalent to 5% of the gross revenue derived from the sales of ZenaDrone 1000, including the charging pad and attachment machine (the "Royalty"). The Royalty will be paid annually in the form of Preferred Shares issued at the fair market value of the shares at the time of issuance. The Company will calculate the gross revenue base on its audited financial statements for the applicable fiscal year.

Item 19. Exhibits

We have filed the following documents as exhibits to this Form 20-F:

Type	Description
1.2	Articles(1)
1.3	Certificate of Name Change(1)
1.4	Certificate of Name Change(1)
1.5	Bylaws of ZenaTech, Inc. (1)
1.6	Articles Of Zenapay, Inc. (1)
2.1	Description of Securities*
4.1	Spin-Off Agreement(1)
4.2	Management Services Agreement(1)
4.3	Industry Software Exclusive License Agreement(1)
4.4	Technology Exclusive License Agreement(1)
4.5	Technology Exclusive License Agreement(1)
4.6	Technology Exclusive License Agreement(1)
4.7	Spin-Off Agreement(1)
4.8	Management Services Agreement(1)
4.8A	Second Amending Agreement To Management Services Agreement(1)
4.9	Industry Software Exclusive License Agreement(1)
4.10	Technology Exclusive License Agreement(1)
4.11	Technology Exclusive License Agreement(1)
4.12	Technology Exclusive License Agreement(1)
4.13	2022 Long-Term Incentive Plan(1)
4.14	Revolving Line Of Credit Note(1)
4.15	Revolving Line Of Credit Note(1)
4.16	Saif Zone Warehouse Lease(1)
4.17	Memorandum(1)
4.18	Tenancy Contract(1)
8.1	List of Subsidiaries*
11.1	Code of Business Conduct and Ethics*
11.2	Insider Trading Policy*
12.1	Section 302(a) Certification of CEO*
12.2	Section 302(a) Certification of CFO*
13.1	Section 906 Certification of CEO*
13.2	Section 906 Certification of CFO*
15.1	Audit Committee Charter*
23.1	Auditor’s Consent*

Notes:

* Filed herewith

(1) Filed as an exhibit to our Registration Statement on Form F-1/A as filed with the SEC on September 24, 2024 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ZENATECH, INC.

By:        /s/ Dr. Shaun Passley
         Dr. Shaun Passley

         Chief Executive Officer

Date: April 25, 2025