Form 20-F/A
period 2024-12-31
ZenaTech, Inc.
filed 2025-06-11
CIK 1997403

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Non-accelerated filer   ☒Emerging growth company   ☒

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

U.S. GAAP ☐          International Financial Reporting Standards as issued by the International Accounting Standards Board ☒          Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 2024 (the “Original Filing”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 25, 2025, is being filed for the sole purpose of amending and restating in its entirety “Item 19. Exhibits” under Part III of the Original Filing to include our Compensation Clawback Policy. Except as noted above, this Form 20-F (Amendment No. 1) does not update or modify any disclosures in or reflect any events occurring after the Original Filing. Accordingly, this Form 20-F (Amendment No. 1) should be read in conjunction with the Original Filing.

Item 19. Exhibits

We have filed the following documents as exhibits to this Form 20-F:

Type	Description
1.2	Articles(1)
1.3	Certificate of Name Change(1)
1.4	Certificate of Name Change(1)
1.5	Bylaws of ZenaTech, Inc. (1)
1.6	Articles Of Zenapay, Inc. (1)
2.1	Description of Securities(2)
4.1	Spin-Off Agreement(1)
4.2	Management Services Agreement(1)
4.3	Industry Software Exclusive License Agreement(1)
4.4	Technology Exclusive License Agreement(1)
4.5	Technology Exclusive License Agreement(1)
4.6	Technology Exclusive License Agreement(1)
4.7	Spin-Off Agreement(1)
4.8	Management Services Agreement(1)
4.8A	Second Amending Agreement To Management Services Agreement(1)
4.9	Industry Software Exclusive License Agreement(1)
4.10	Technology Exclusive License Agreement(1)
4.11	Technology Exclusive License Agreement(1)
4.12	Technology Exclusive License Agreement(1)
4.13	2022 Long-Term Incentive Plan(1)
4.14	Revolving Line Of Credit Note(1)
4.15	Revolving Line Of Credit Note(1)
4.16	Saif Zone Warehouse Lease(1)
4.17	Memorandum(1)
4.18	Tenancy Contract(1)
8.1	List of Subsidiaries(2)
11.1	Code of Business Conduct and Ethics(2)
11.2	Insider Trading Policy(2)
12.1	Section 302(a) Certification of CEO(2)
12.2	Section 302(a) Certification of CFO(2)
13.1	Section 906 Certification of CEO(2)
13.2	Section 906 Certification of CFO(2)
15.1	Audit Committee Charter(2)
23.1	Auditor’s Consent(2)
97.1	Compensation Clawback Policy*

Notes:

* Filed herewith

(1) Filed as an exhibit to our Registration Statement on Form F-1/A as filed with the SEC on September 24, 2024 and incorporated herein by reference.

(2) Filed as an exhibit to our Annual Report on Form 20-F as filed with the SEC on April 25, 2025 and incorporated herein by reference

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ZENATECH, INC.

By:        /s/ Dr. Shaun Passley
         Dr. Shaun Passley

         Chief Executive Officer

Date: June 11, 2025