Form 20-F/A
period 2024-12-31
ZenaTech, Inc.
filed 2026-02-20
CIK 1997403

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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

This Amendment No. 2 to our Annual Report on Form 20-F ("Form 20-F Amendment No. 2") for the year ended December 31, 2024 filed on April 25, 2025 (the “Original Filing”) with the U.S. Securities and Exchange Commission (the “SEC”) as amended by our Amendment No. 1 to our Annual Report on Form 20-F filed with the SEC on June 11, 2025 ("Form 20-F Amendment No. 1"),  is being filed to better reconcile line items in the discussion of our Operating and Financial Review and Prospects to the financial statements to provide more clarity for the reader.

Other than as set forth herein, the Company has not modified or updated any other disclosures and has made no changes to the items or sections in the Original Filing as amended by the Form 20-F Amendment No. 1. Other than as expressly stated in this Form 20-F Amendment No. 2, this Form 20-F Amendment No. 2 does not, and does not purport to, amend, update or restate the information in any part of the Original Filing as amended by the Form 20-F Amendment No. 1 or reflect any events that have occurred after the filing of the Original Filing. The filing of this Form 20-F Amendment No. 2 should not be understood to mean that any other statements contained in the Original Filing as amended by Form 20-F  Amendment No. 1 are true and complete as of any date subsequent to June 11, 2025. Accordingly, this Form 20-F Amendment No. 2 should be read in conjunction with the Original Filing and our Form 20-F Amendment No. 1 and the documents filed with or furnished to the SEC by the Company subsequent to June 11, 2025, including any amendments to such documents, as information in such documents may update or supersede certain information contained in this Form 20-F Amendment No. 2.

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

As of December 31,	2024	2023	Variance ($)	Percent (%)

Total assets	$34,646,359	$16,453,876	$18,192,483	111%
Total liabilities	12,827,016	9,134,130	3,692,886	40%
Working capital[1]	3,387,365	1,493,931	1,893,434	127%
Shareholders’ equity	$21,819,343	$7,319,746	$14,499,597	198%
Common shares outstanding	25,101,124	16,843,182	8,257,942	49%
Preferred shares outstanding	17,150,000	–	17,150,000	100%
Super voting shares outstanding	60,000	–	60,000	100%
[1]Working capital is current assets minus current liabilities.

Results of Operations (Revenue)

For the year ended December 31,	2024	2023	Variance ($)	Percent (%)

Revenue	$1,963,605	$1,827,740	$135,865	7%

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

Results of Operations (General and administrative expenses)

For the year ended December 31,	2024	2023	Variance ($)	Percent (%)

Amortization and depreciation	$281,749	$263,059	$18,690	7%
Bad debts	–	8,114	(8,114)	(100)%
Financing expenses	1,446,748	470,488	976,260	207%
Programming and support fees	222,010	149,423	72,587	49%
Professional fees – legal, acctg and regulatory	697,393	132,480	564,913	426%
Salaries and benefits	597,212	652,743	(55,531)	(9)%
Stock–based compensation	521,547	–	521,547	100%
Stock issued for services	817,772	–	817,772	100%
General and administrative and other	1,840,168	385,501	1,454,667	377%
Total general and administrative expenses	$6,424,599	$2,061,808	$4,362,791	212%

General and administrative expenses for 2024

ZenaTech’s total 2024 general and administrative expenses increased by $4.4 million from 2023, an 212% increase from 2023. General and administrative expenses totaled $6,424,599, as compared to the year ended December 31, 2023 of $2,061,808. This increase was due to the increase in professional fees due to listing the Company on Nasdaq, a similar increase in stock issued for services and stock payment as compensation to directors. The Company became publicly traded on Nasdaq on October 1, 2024.

Amortization and depreciation are non-cash flow items and are added back to net income when calculating cash provided by or used for operating activities. Total amortization and depreciation increased by $18,690 or 7% from 2023. The Company amortized slightly more product development during 2024. ZenaTech also purchased an industrial oven for manufacturing batteries in Sharjah, UAE, purchased drone equipment and three vehicles, which are depreciated straight line over 6-years. The Company remodeled three rooms in the Sharjah warehouse and purchased computer equipment, which are depreciated straight line over 5-years. The Company has a new warehouse lease in Sharjah, United Arab Emirates since June 2023.

The Company writes off accounts receivable to bad debts expense when a particular account is deemed unlikely to be collected. Bad debts expense was $Nil in 2024 as compared to $8,114 for the year ended December 31, 2023.

Financing expenses are associated with long-term debt, which is classified in the balance sheet as loans payable. Finance expenses increased by $976,260 or 207% increase for 2024, as compared to 2023. Certain finance expenses incurred are added to the principal balance of loans payable. These finance expenses are considered non-cash flow items and are added back to net income when calculating cash provided by or used for operating activities. Of the $1,446,748 finance expenses in 2024, $1,193,344 was a non-cash flow item. The remaining finance expense of $253,404 is associated with seller notes and acquisition loans payable. ZenaTech terminated four of the 6% interest revolving lines of credit and replaced them with 8% interest revolving lines of credit during the last quarter of 2024 and added two additional revolving lines of credit at 8%.

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

Results of Operations (Other income, expenses and foreign currency)

For the year ended December 31,	2024	2023	Variance ($)	Percent (%)

Net loss before other income and expenses	$(4,460,994)	$(234,068)	$(4,226,926)	1,806%
Interest income	27,348	–	27,308	100%
Foreign currency exchange gain	(48,105)	(11,608)	(36,497)	314%
Income tax recovery	–	4,172	(4,172)	-100%
Net income (loss) for the year	(4,481,751)	(241,504)	(4,240,247)	1,756%
Foreign currency translation reserve	433,848	(10,443)	444,291	(4,254)%
Comprehensive income (loss) for the year	$(4,047,903)	$(251,947)	$(3,795,956)	1,507%

ZenaTech incurred a loss before other income and expenses of $4,460,994 during the year ended December 31, 2024, as compared to a loss of $234,068 during the year ended December 31, 2023. Significant effects of the loss before other income and expenses during 2024 as compared to 2023 include the following:

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

•Foreign currency exchange loss decreased by $36,497 during 2024 as compared to 2023.

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

For the year ended December 31, 2024 net loss was $4,481,751 while for the year ended December 31, 2023 net loss was $241,504. Comprehensive net loss for the year ended December 31, 2024 was $4,047,903, as compared to a net loss of $251,947 for the year ended December 31, 2023.The difference between net income or loss and comprehensive income or loss for the periods is unrealized foreign currency gains or losses classified as “Foreign currency translation reserve.”

The Company has low risk associated with the pricing of supplies since its suppliers are local. The suppliers did not experience strikes or work stoppages.

Summary of the Drone Development Costs

For the year ended December 31,	2024	2023
	Capitalized	Capitalized
Research and development of the drone, USA	$–	$–
Programming and support fees	-	–
Salaries and benefits	–	–
Manufacturing development facilities Sharzah, UAE	1,169,126	584,033
Total costs –drone	$1,169,126	$584,033

ZenaTech incurred $1,169,126 associated with the development of the drone during 2024, which were capitalized.

The Company incurred $584,033 associated with the development of the drone during 2023, which were capitalized.

Balance Sheet Data (summary data)

As of December 31,	2024	2023	Variance ($)	Percent (%)
Total current assets	$6,278,477	$2,571,365	$3,707,112	144%
Total long-term assets	28,367,882	13,882,511	14,485,371	104%
Total assets	34,646,359	16,453,876	18,192,483	111%
Total current liabilities	2,891,112	1,077,434	1,813,678	168%
Total long-term liabilities	9,935,904	8,056,696	1,878,408	23%
Total shareholders’ equity	21,819,343	7,319,743	14,499,597	198%
Total liabilities and shareholders’ equity	$34,646,359	$16,453,876	$18,192,483	111%

2024 Results

ZenaTech’s total assets went up by 111% to $34,646,359 as of December 31, 2024 from $16,453,876 as of December 31, 2023.

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

Total long-term assets increased by $14,485,371 or 104%, for the year ended December 31, 2024, from $13,882,511. The Company issued some loans that had loan initiation fees of $3,656,109 during 2024 and none prior to that period. There was an increase of $9,015,900 in long-term advance to affiliate. This amount relates to the management services agreement with Epazz and is due to increased business activity in Lahore, Pakistan and Sharjah, UAE. Product development costs increased by $1,169,147 or by 32% during the year, partially offset by the fact that there was no increase in goodwill during the year.

ZenaTech’s total liabilities went up by 40% to $ 3,692,086 as of December 31, 2024, from $9,134,130 as of December 31, 2023.

Total current liabilities were $2.9 million as of December 31, 2024 and they increased by $1.8 million or 168% from December 31, 2023 due to the two companies acquisitions. Accounts payable increased by 390% to $1,133,178 from $290,367 as of December 31, 2023. Deferred revenue went up to $1.2 million from $0.6 million. The Company continues to make payments on the two lines of credit acquired with the purchase of PsPortals and having a balance of $124,696.

Total long-term liabilities increased by 23% from to $9,935,104 as of December 31, 2024 from $8,056,696 as of December 31, 2023, a difference of $1.8 million. Total long-term lease obligation went down by $42,201 and the loans payable went up by $1.9 million as the Company continues to use debt to fund its operations.

Total shareholders’ equity was $21,819,343 for the year ended December 31, 2024 as compared to $7,319,746 for the year ended December 31, 2023 and increased by $14,499,597. Any intangibles associated with assets purchased from companies under common control have been included as a reduction to equity. As of December 31, 2024 the Company had a reduction to equity of $48,179,812 due to a reduction to intangibles associated with assets under common control. The Company issued common stock, preferred stock and super voting stock during the last quarter of 2024 in payment for financial services, directors and officers services, cash, debt, debt origination fees, purchasing Ecker and ZooOffice and two patent purchases.

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

Liquidity risks can be challenging for all companies, especially those companies whose product lines are in the product development, market introduction or product growth cycle. In 2024, the Company’s drone product completed the product development stage. Drone technology has a need for capital resources associated with marketing, drone distribution and production line setup. The Company manages these liquidity risks and capital resources needs in several ways. But the Company has two sides. First of which, it is a successful technology driven software company with positive margins in a business with established clients, including some in the government sector. The software and solutions side of the business provides needed cash flow for the drone technology side of the business.

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

ZenaTech did not have any commitments for capital expenditures as of December 31, 2024. During 2024 ZenaTech spent about $4.83 million on the drone business, used to support the manufacturing facility to purchase machinery and final stages of development in the warehouse facility in Sharjah, UAE. Currently the drones are manufactured by hand. The Company used the funds to purchase machines to speed up the manufacturing process and quality of the drone product.

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

Following is a chart calculating working capital as of December 31, 2024, with a comparison to working capital as of December 31, 2023.

Net Working Capital Calculation

As of December 31,	2024	2023	Variance	Percent (%)
Total current assets	$6,278,477	$2,571,365	$3,707,112	144%
Total current liabilities	2,891,112	1,077,434	1,813,678	168%
Net working capital	$3,387,365	$1,493,931	$1,893,434	127%

2024

ZenaTech’s 2024 net working capital was $3,387,365, a 127% change from 2023, and the reasons for this change are explained below.

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

Total current liabilities were $2.89 million as of December 31, 2024 and they increased by $1.81 million or 168% from December 31, 2023, due to the two companies’ acquisitions. Accounts payable increased by 390% to $1.42 million from $0.29 as of December 31, 2023. Deferred revenue went up to $1.28 million from $0.6 million. The Company continues to pay on the short-term lines of credit totaling $124,696 as of the end of 2024.

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

The total amount available was $5,000,000 USD or $7,192,500 and the amount drawn on the note was $2,725,817 USD or $3,921,087. The Company had accrued interest expense of $29,032 USD or $41,757 as of December 31, 2024. Jennigs Family Investments had an unrealized currency loss of $137,384. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

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

Item 19. Exhibits

We have filed the following documents as exhibits to this Form 20-F:

Type	Description
1.2	Articles(1)
1.3	Certificate of Name Change(1)
1.4	Certificate of Name Change(1)
1.5	Bylaws of ZenaTech, Inc. (1)
1.6	Articles Of Zenapay, Inc. (1)
2.1	Description of Securities(2)
4.1	Spin-Off Agreement(1)
4.2	Management Services Agreement(1)
4.3	Industry Software Exclusive License Agreement(1)
4.4	Technology Exclusive License Agreement(1)
4.5	Technology Exclusive License Agreement(1)
4.6	Technology Exclusive License Agreement(1)
4.7	Spin-Off Agreement(1)
4.8	Management Services Agreement(1)
4.8A	Second Amending Agreement To Management Services Agreement(1)
4.9	Industry Software Exclusive License Agreement(1)
4.10	Technology Exclusive License Agreement(1)
4.11	Technology Exclusive License Agreement(1)
4.12	Technology Exclusive License Agreement(1)
4.13	2022 Long-Term Incentive Plan(1)
4.14	Revolving Line Of Credit Note(1)
4.15	Revolving Line Of Credit Note(1)
4.16	Saif Zone Warehouse Lease(1)
4.17	Memorandum(1)
4.18	Tenancy Contract(1)
8.1	List of Subsidiaries(2)
11.1	Code of Business Conduct and Ethics(2)
11.2	Insider Trading Policy(2)
12.1	Section 302(a) Certification of CEO(2)
12.2	Section 302(a) Certification of CFO(2)
13.1	Section 906 Certification of CEO(2)
13.2	Section 906 Certification of CFO(2)
15.1	Audit Committee Charter(2)
23.1	Auditor’s Consent*
97.1	Compensation Clawback Policy(3)

Notes:

*Filed herewith.

(1)Filed as an exhibit to our Registration Statement on Form F-1/A as filed with the SEC on September 24, 2024 and incorporated herein by reference.

(2)Filed as an exhibit to our Form 20-F as filed with the SEC on April 25, 2025 and incorporated herein by reference.

(3)Filed as an exhibit to our Form 20-F (Amendment No. 1) as filed with the SEC on June 11, 2025 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ZENATECH, INC.

By:        /s/ Dr. Shaun Passley
         Dr. Shaun Passley

         Chief Executive Officer

Date: February 19, 2026