Form 20-F/A
period 2024-12-31
ZenaTech, Inc.
filed 2026-02-27
CIK 1997403

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 3)

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

This Amendment No. 3 to our Annual Report on Form 20-F ("Form 20-F Amendment No. 3") for the year ended December 31, 2024 originally filed on April 25, 2025 (the "Original Filing") with the U.S. Securities and Exchange Commission (the "SEC") as amended by our Amendment No. 1 to our Annual Report on Form 20-F filed with the SEC on June 11, 2025 ("Form 20-F Amendment No. 1") and by our Amendment No. 2 to our Annual Report on Form 20-F filed with the SEC on February 20, 2026 ("Form 20-F Amendment No. 2"), is being filed to better reconcile line items in the discussion of our Operating and Financial Review and Prospects to the financial statements which were inadvertently missed in the Form 20-F Amendment No. 2 recently filed, to provide more clarity for the reader.

Other than as set forth herein, the Company has not modified or updated any other disclosures and has made no changes to the items or sections in the Original Filing as amended by the Form 20-F Amendment No. 1 and the Form 20-F Amendment No. 2. Other than as expressly stated in this Form 20-F Amendment No. 3, this Form 20-F Amendment No. 3 does not, and does not purport to, amend, update or restate the information in any part of the Original Filing as amended by the Form 20-F Amendment No. 1  and Form 20-F Amendment No. 2 or reflect any events that have occurred after the filing of the Original Filing. The filing of this Form 20-F Amendment No. 3 should not be understood to mean that any other statements contained in the Original Filing are true and complete as of any subsequent to the Original filing except as amended by Form 20-F Amendment No. 1 and Form 20-F Amendment No.2. Accordingly, this Form 20-F Amendment No. 3 should be read in conjunction with the Original Filing and our Form 20-F Amendment No. 1 and Form 20-F Amendment No. 2 and the documents filed with or furnished to the SEC by the Company subsequent to February 20, 2026, including any amendments to such documents, as information in such documents may update or supersede certain information contained in this Form 20-F Amendment No. 3.

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

The Company has issued convertible notes that are convertible into Common Shares discounted to market price. The convertible notes could be converted to an aggregate of 2,545,298 shares (post-reverse split) if fully converted. In addition, subject to such regulatory approvals as are necessary, the Company may exchange non-convertible debt for convertible debt without shareholder consent. The board of directors has authority, without action or vote of the shareholders, to exchange non-convertible debts for convertible debts with agreement by the lenders, subject to regulatory approvals.

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

Below is a table showing the revenue breakdown by geographical location for the years ended December 31, 2024 and 2023.

	Year Ended	Year Ended
	12/31/2024	12/31/2023
United States of America	$1,945,661	$1,429,471
Canada	14,372	392,815
Germany	3,572	5,454
Total Revenue by Geographical Region	$1,963,605	$1,827,740

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

In consideration of the purchase of the First Utility Patent and the Second Utility Patent (together, the "Utility Patents"), ZenaTech issued to Epazz and Dr. Shaun Passley the following shares:

•46,000 Super Voting Shares with a stated value of USD$30.00 which will be allocated as to 37,000 to Epazz and 9,000 to Dr. Passley, and

•13,000,000 Preferred Shares with a stated value of USD$3.00 per Preferred Share which will be allocated as to 9,000,000 to Epazz and 400,000 to Dr. Passley

For future issue of Utility Patent(s) related to the ZenaDrone 1000 product, ZenaTech has agreed to issue the following shares, subject to director approval and compliance with applicable laws and regulatory rules at the time of issuance of the securities:

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

•ZenaTech acquired KJM Land Surveying, LLC, (“KJM”) based in Pensacola, Florida, on January 22, 2025. KJM Land Surveying provides a range of professional land surveying services, including boundary surveys, ALTA surveys, as-built surveys, topographic surveys, and elevation certificates to residential and commercial and construction sectors for over thirty years. The transaction price was $400,000 paid with $200,000 in cash and a three-year $200,000 six (6%) percent interest promissory note paid in monthly installments with principal and interest paid at the end of each month for three years and a due date of January 21, 2028.

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

•ZenaTech acquired Othership Limited, ("Othership"), a United Kingdom collaborative workplace software company providing workplace scheduling and management solutions to remote-first businesses and individuals based in London on March 14th, 2025. The transaction price was $260,000 paid in $100,000 in cash and a one-year $160,000 six (6%) percent interest promissory note with interest paid monthly and due date of March 17, 2026.

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

Principal Capital Expenditures

Over the last two fiscal years to the date hereof, our principal capital expenditures and divestitures (including amounts invested) are as follows:

	Fiscal Year	Fiscal Year
Type	2024	2023
Product development costs	$1,169,126	$584,033
Fixed assets - additions	405,503	2,120
Fixed assets - disposals	–	–
Total capital expenditures	$1,574,629	$586,133

Our principal capital expenditures and divestitures currently in progress, are as follows:

Anticipated Three Months Ended
Type	March 31, 2025
Product development costs	$250,000
Fixed assets – additions	100,000
Fixed assets – disposals	–
Total anticipated capital expenditures	$350,000

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

Management Service Agreement

ZenaTech signed a management service agreement with Epazz to support the development of our products. Under the agreement, the Company receives the benefits of a software development team, office space, project management and hosting services. Epazz is paid 20% above cost. The Company paid Epazz fees of $1,581,082 during the year ended December 31, 2024 and $258,592 during the year ended December 31, 2023. See “Dependence on Material Agreements” for more information about the agreement with Epazz.

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

Property, Plants and Equipment

Our corporate headquarters is located 777 Hornby Street, Suite 600, Vancouver, British Columbia, Canada V6Z 1S4. The following sets forth information about our facilities:

Major Facilities -

Location	Size of Site (in square feet)	Held	Lease Term	Major Activity
Canada, Toronto	1,500	Leased	August 2026	Global Support Office
United Arab Emirates, Sharjah	10,000	Leased	July 2028	Drone Manufacturing Facility
Germany, Berlin	1,500	Leased	October 2025	German Support Office
United States, Phoenix	3,000	Leased	Monthly	Administrative Office, Sales and Manufacturing
United States, Chicago	1,500	Lease	March 2028	Administrative Office
Ireland, Dublin	1,000	Leased	April 2026	Ireland Support Office
Taiwan, Taipei	2,500	Leased	November, 2026	Components Manufacturing
Eskisehir, Turkey	1,075	Leased	December 2025	Drone Testing

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

Aggregate Ownership of Common Shares

As at the date of this Annual Report, the directors and officers of the Company as a group beneficially own, directly or indirectly, an aggregate of 5,781,243 Common Shares, representing 54% of the issued and outstanding Common Shares on a non-diluted basis, and an aggregate of 13,731,877 Common Shares representing 82% of the issued and outstanding Common Shares on a fully diluted basis.

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

Summary Compensation Table

The following table sets forth the compensation paid to the Named Executive Officers and directors of the Company in the years ended December 31, 2024 and 2023:

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Perquisites	All other Compensation	Total
Shaun Passley, PhD. (1) President, Chief Executive Officer, and Chair of the Board of Directors	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$0
	2024	$145,000	$-0-	$242,720 (paid in 100,000 Common Shares)	$-0-	$-0-	$387,720
James A. Sherman Chief Financial Officer, Corporate Secretary and Director	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$0
	2024	$-0-	$-0-	$68,564 (paid in 28,248 Common Shares)	$-0-	$-0-	$68,564
Craig Passley Director	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$0
	2024	$-0-	$-0-	$68,564 (paid in 28,248 Common Shares)	$-0-	$-0-	$68,654
Paul Piekos Director	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$0
	2024	$-0-	$-0-	$27,425 (paid in 19,299 Common Shares)	$-0-	$-0-	$27,425
Thomas W. Burns Director	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$0
	2024	$-0-	$-0-	$27,425 (paid in 19,299 Common Shares)	$-0-	$-0-	$27,425
Neville Brown Director	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-
	2024	$-0-	$-0-	$27,425 (paid in 19,299 Common Shares)	$-0-	$-0-	$27,425
Yvonne Rattray Director	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-
	2024	$-0-	$-0-	$27,425 (paid in 19,299 Common Shares)	$-0-	$-0-	$27,425

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

Name, Residence and Current Position	Position Held Since	Principal Occupation for the Past 5 Years	Number and Percentage of Shares Beneficially Owned or Controlled (1)
Shaun Passley, PhD (2)(3) Toronto, Ontario, Canada President, Chief Executive Officer, and Chair of the Board of Directors	2017	President, Chief Executive Officer, and Chair of the Board of Directors of the Company since August 2017; Director and CEO of Epazz Inc. since 2000	5,136,459 Common Shares (20%) 10,000 Super Voting Shares (17%) 3,500,000 Preferred Shares (20%)
James A. Sherman Chicago, Illinois, USA Chief Financial Officer, Corporate Secretary, and Director	2017	Chief Financial Officer, Corporate Secretary, and Director of the Company since August 2017; President of Advocate CPA, Inc. since 2005	389,915 Common Shares (2%)
Craig Passley Chicago, Illinois, USA Director	2018	Corporate Secretary for Epazz, Inc. between 2005 and 2016, Corporate Secretary for FlexFridge Inc. from 2013 to 2016; Senior Project Manager for Kimball Hill Homes since 2000	121,581 Common Shares (1%)
Paul J. Piekos Chicago, Illinois, USA Director	2018	Owner of Piekos Appraisals since 1990	48,632 Common Shares (0.2%)
Thomas W. Burns Chicago, Illinois, USA Director	2018	Controller for Consilio since 2016; Controller–Corporate Vice President for Huron Consulting Group since 2000	48,632 Common Shares (0.2%)
Neville Brown Chicago, Illinois, USA Director	2023	Retired, Former Supervisor with AMA for 39 years	14,632 Common Shares (0.1%)
Yvonne Rattray Chicago, Illinois Director	2023	Retired, formerly with Allstate for over 30 years, including in Underwriting policies.	21,392 Common Shares (0.1%)

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

Name	Type of Ownership	Type of Security Owned	Number of Shares Owned(5)(6)	Percentage of Shares Outstanding (1)
Dr. Shaun Passley	Beneficial and of Record	Common Shares Super Voting Shares Preferred Shares	5,136,459 10,000 3,500,000	20% 17% 20%
Epazz, Inc. (2)	Beneficial and of Record	Common Shares Super Voting Shares Preferred Shares	6,367,301 45,000 11,700,000	25% 75% 68%
Ameritek Ventures, Inc. (3)(4)	Beneficial and of Record	Common Shares Super Voting Shares Preferred Shares	1,583,333 5,000 750,000	2% 8% 4%
Directors and Officers (other than Dr. Passley)		Common Shares Super Voting Shares Preferred Shares	644,784 - -	3% - -

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

As a result of the issuance of the shares of ZenaTech to the related parties pursuant to the Transactions, assuming the conversion of the preferred shares and inclusion of the super voting shares controlled by him, Dr. Shaun Passley owns or control, directly or indirectly, voting rights comprising a total of 74,187,093 Common Shares equaling approximately 64% of the post-closing issued and outstanding Common Shares of ZenaTech.

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

Share Rights

The Company's authorized share capital consists of: an unlimited number of Common Shares,100,000,000 preferred shares ("Preferred Shares"), and 23,000,000 super voting shares ("Super Voting Shares").  The number of shareholders of the Company resident in Canada is 209, that hold an aggregate of 25,101,124 Common Shares, with 8 having preferred shares with 17,150,000 Preferred Shares and 3 shareholders holding 60,000 Super-Voting Shares, with directors and related parties having approximately 86% of the voting power of the Company.

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

Date: February 27, 2026