Form 20-F
period 2025-12-31
ZenaTech, Inc.
filed 2026-04-29
CIK 1997403

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41852

ZenaTech, Inc.

(Exact name of registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

777 Hornby Street, Suite 1460

Vancouver, British Columbia Canada V6Z 1S4

(Address of principal executive offices)

Shaun Passley, PhD

777 Hornby Street, Suite 1460

Vancouver, British Columbia Canada V6Z 1S4

(647) 249-1622
investors@zenatech.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value $0.30	ZENA	The Nasdaq Stock Market LLC

Securities for which there is a reporting obligation pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

48,020,885

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

1

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

3

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

In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue”, “target”, "project", "could", "should" or the negative of these terms or other comparable terminology intended to identify forward looking statements.

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

•the Company’s anticipated cash needs and its needs for additional financing;

•the Company’s intention to grow the business and its operations and execution risk;

•expectations with respect to future operations and costs;

•the volatility of stock prices and market conditions in the industries in which the Company operates;

•political, economic, environmental, tax, security, and other risks associated with operating in emerging markets;

•geopolitical conflicts or wars;

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

4

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

CURRENCY

All amounts in this Annual Report are presented in Canadian dollars and references to "$" are to Canadian dollars unless the context otherwise requires. United States dollars are presented as "US$" or "USD" whether before or after an amount.

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

•the sections of the Exchange Act imposing liability for insiders who profit from trades made in a short period of time; and

•the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (“SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

In addition, as a foreign private issuer, we are also entitled to rely on exceptions from certain corporate governance requirements of Nasdaq. However, our ability to rely on certain of these exceptions is limited as we are considered a “controlled company” under Nasdaq rules given that our Chief Executive Officer and director Dr. Shaun Passley controls more than 50% of our outstanding voting stock. For example, we will still be required to comply with the requirement for each member of the audit committee of our Board to be independent, independent director sessions are required and director nominations must have independent director oversight. However, while we plan to comply with all of the corporate governance requirements of Nasdaq, we are eligible and may rely on the other exceptions afforded us as a foreign private issuer, including with respect to compensation committee requirements.

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

Implications of Being a Controlled Company

We are considered a “controlled company” under Nasdaq rules given that our Chief Executive Officer and director Dr. Shaun Passley controls more than 50% of our outstanding voting stock. Because we will qualify to be treated as a controlled company, we will have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of the board of directors ("Board" or "Board of Directors") consists of independent directors, the requirement that a majority of the independent directors select or recommend its director nominees, the requirement that the remuneration committee be responsible for determining or recommending the compensation of executive officers other than our Chief Executive Officer and the requirement that its remuneration committee be composed entirely of independent directors. If we elect to use certain of the controlled company exemptions, holders of our Common Shares will not have the same protections afforded to stockholders of companies that are subject to these corporate governance requirements.

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

Risks Related to Tariffs

The imposition of tariffs by the US government has introduced significant uncertainty and potential risks to both the broader economy and individual businesses.

The imposition of tariffs by the U.S. government has introduced significant uncertainty and potential risks to both the broader economy and individual businesses. These tariffs, aimed at reducing trade deficits and encouraging domestic production in the United States, have led to increased costs for imported goods and raw materials, as well as retaliatory tariffs from affected trading partners.

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

8

Moreover, while tariffs are intended to protect domestic industries, they may also provoke retaliatory actions by trading partners, leading to potential trade wars or other forms of economic retaliation. These actions could escalate beyond tariffs, impacting foreign direct investment, international supply chains, and overall market stability.

The long-term effects of the U.S. government tariffs remain uncertain, and changes to tariff policies, trade agreements, or international relations could create additional volatility. Businesses may face challenges in adapting to these evolving conditions, which could have material adverse effects on their financial performance, competitive position, and growth prospects.

Furthermore, the tariffs imposed by the U.S. government have resulted in a significant volatility in stock markets globally, which has resulted in a significant decline in the value of listed companies, including our Company.

As such, potential investors should carefully consider the risks posed by ongoing trade policies, the potential for changes in the tariff regime, and the broader economic impact of these measures on the relevant industry sectors.

As a result of these tariffs, the Company's business, results of operations, financial position and cash flows may be materially adversely affected and investors may lose some or all of their investment in the Company.

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

The market price of our Common Shares has fluctuated widely since our Common Shares began trading on Nasdaq. Further, the stock markets generally have experienced, and will probably continue to experience, extreme price and volume fluctuations that have affected the market price of the shares of many small-cap companies. These fluctuations have often been unrelated to the operating results of such companies and in recent times have been exacerbated by investors’ concerns stemming from the COVID-19 pandemic, geopolitical issues and changes in macroeconomic conditions. Factors that may affect the volatility of our stock price include the following:

●anticipated or actual fluctuations in our quarterly or annual operating results;

●fluctuations in interest rates;

●our success, or lack of success, in developing and marketing our products and services;

●terrorist attacks, natural disasters and the effects of climate change, regional and global conflicts, sanctions, laws and regulations that prohibit or limit operations in certain jurisdictions, public health crises or other such events impacting countries where we have operations;

●geopolitical conflicts or wars;

●changes in macroeconomic conditions, including inflationary pressures;

●changes in financial estimates by us or of securities or industry analysts;

●the issuance of new or updated research reports by securities or industry analysts;

●the announcement of new products, services, or technological innovations by us or our competitors;

●the announcement of new customers, partners or suppliers;

●the ability to collect our outstanding accounts receivable;

●changes in our executive leadership;

●regulatory developments in our industry affecting us, our customers or our competitors;

●competition; and

●the sale or attempted sale of a large amount of Common Shares.

In addition, the market price and trading volume of our Common Shares has, since our listing on Nasdaq, and may continue to exhibit, extreme volatility, including within a single trading day. Such volatility could cause purchasers of our Common Shares to incur substantial losses. For example, on January 15, 2026, the trading price of our Common Shares ranged from an intra-day high of US$4.32 to an intra-day low of US$3.72 on trading volume of approximately 2,307,107 shares. With respect to such instances of trading volatility, we are not aware of any material changes in our financial condition or results of operations that would explain such price volatility or trading volume, which we believe reflect market and trading dynamics unrelated to our operating business or prospects and outside of our control. We are thus unable to predict when such instances of trading volatility will occur or how long such dynamics may last. Under these circumstances, we would caution you against investing in our Common Shares unless you are prepared to incur the risk of incurring substantial losses.

Further, stockholders may institute securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

There is a limited market for our Common Shares.

Although our Common Shares are traded on Nasdaq, the volume of trading has been limited. The public trading market for the Company’s Common Shares depends on a marketplace of willing buyers and sellers at any given time, which in turn depends on factors outside of the Company’s control, including general economic and market conditions and the decisions of individual investors. As such, a holder of our Common Shares who wishes to sell his or her shares may not be able to do so immediately or at a price acceptable to them.

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

The trading of our Common Shares may depend on the market’s perception and understanding of our business. Investors’ awareness and familiarity with our industry, products, services, and competitive landscape are often crucial factors influencing their decision to invest in our company. However, there is a risk that potential investors may have limited knowledge or incomplete understanding of our business model, technology, or market potential. This lack of awareness or familiarity could impact their willingness to invest in our shares, thereby affecting demand.

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

The Company controls the direction of its business and the ownership of its Common Shares by its major stockholders may prevent other stockholders from influencing significant decisions.

As long as our Company’s major stockholders continue to hold their shares, they will be able to significantly influence or effectively control the composition of our Board of Directors and the approval of actions requiring stockholder approval through their voting power. In particular, Dr. Shaun Passley, our Chief Executive Officer, has significant influence with respect to our management, business plans and policies and for so long as he continues to hold our shares, he may be able to cause or prevent a change of control of our Company or a change in the composition of our Board of Directors and could preclude any unsolicited acquisition of our Company. The concentration of ownership could deprive investors of an opportunity to receive a premium for shareholders’ shares as part of a sale of our Company and ultimately might affect the value of the Company's Common Shares.

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our Common Shares and could make it more difficult to raise capital in the future.

Nasdaq has listing requirements for inclusion of securities for trading on Nasdaq, including minimum levels of stockholders’ equity, market value of publicly held shares, number of public stockholders and stock price. There can be no assurance that we will be successful in maintaining our listing on Nasdaq as it is possible that we may fail to satisfy the continued listing requirements, such as the corporate governance requirements or the minimum stock price requirement. If we fail to satisfy the continued listing requirements, Nasdaq may take steps to delist our Common Shares. Such a delisting, or the announcement of such delisting, will have a negative effect on the price of our Common Shares and would impair your ability to sell or purchase our Common Shares when you wish to do so. In the event of a delisting, we may attempt to take actions to restore our compliance with the Nasdaq listing requirements, but we can provide no assurance that any such action taken by us would allow our Common Shares to become listed again, stabilize the market price or improve the liquidity of our Common Shares, prevent our Common Shares from dropping below the Nasdaq minimum listing requirements or prevent future non-compliance with the Nasdaq listing requirements. If we do not maintain the listing of our Common Shares on the Nasdaq, it could make it harder for us to raise additional capital in the long-term. If we are unable to raise capital when needed in the future, we may have to cease or reduce operations.

We may not continue as a going concern.

While our financial statements have been prepared on a going concern basis, there can be no assurances that we will continue to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements. To the extent that funds generated from revenues, any private placements, public offerings and/or bank financing are insufficient, we will have to raise additional working capital and no assurance can be given that additional financing will be available, or, if available, will be on acceptable terms. Recent interest rate changes and the present conditions and state of the United States and global economies make it difficult to predict whether and/or when and to what extent a recession has occurred or will occur in the near future. These conditions may materially affect our ability to continue as a going concern which may result in investors losing their entire investment.

We are subject to additional regulatory burdens as a publicly listed company, including resulting from our public listing on Nasdaq.

We are continuously working with our legal, accounting and financial advisors to identify those areas in which changes should be made to our financial management control systems to manage our obligations as a public company listed on Nasdaq. These areas include corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal controls over financial reporting. However, we cannot assure holders of our Common Shares that these and other measures that we might take will be sufficient to allow us to satisfy our obligations as a public company listed on the Nasdaq on a timely basis. In addition, compliance with reporting and other requirements applicable to public companies listed on the Nasdaq will create additional costs for us and will require the time and attention of management. We cannot predict the amount of additional costs that we might incur, the timing of such costs or the impact that management’s attention to these matters will have on our business.

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

The Company has the authority to issue an unlimited number of Common Shares, which could dilute the ownership and voting power of our existing shareholders and adversely affect the market price of our Common Shares.

The Company's articles of incorporation authorize the Company to issue an unlimited number of Common Shares. We may issue additional Common Shares in the future for various purposes, such as raising capital, acquiring other businesses or assets, satisfying obligations under our equity incentive plans, or otherwise. Any such issuances could significantly increase the number of our Common Shares outstanding and dilute the ownership and voting power of our existing shareholders. In addition, the market price of our Common Shares could decline as a result of the perception or reality of dilution, or the sale or potential sale of a large number of shares of Common Shares by us or our shareholders. Furthermore, the issuance of additional Common Shares could make it more difficult for us to maintain or increase our earnings per share, or to comply with any covenants or ratios that may be required by our debt agreements or other contractual obligations. We cannot assure you that we will not issue additional Common Shares in the future, or that such issuances will not have a material adverse effect on our business, financial condition, results of operations, or share price.

The Company has a contingent obligation to issue additional Common Shares in the future.

The Company has issued convertible notes that are convertible into Common Shares discounted to market price. The convertible notes could be converted to an aggregate of 5,539,500 shares (post-reverse split) if fully converted. In addition, subject to such regulatory approvals as are necessary, the Company may exchange non-convertible debt for convertible debt without shareholder consent. The board of directors has authority, without action or vote of the shareholders, to exchange non-convertible debts for convertible debts with agreement by the lenders, subject to regulatory approvals.

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

(a)build and train development, sales and marketing staff to create an expanding presence in the evolving marketplace for the Company's products

(b)attract and retain qualified technical personnel to administer technical support required for customers located in Canada, the United States and other countries around the world

(c)develop customer support capacity as sales increase, so that customer support can be provided without diverting resources from product sales efforts

(d)expand internal management and financial controls significantly, so that control can be maintained over operations as the number of personnel and size of the Company increases

Our ability to meet our labor needs while controlling our labor costs is subject to numerous external factors, including unemployment levels, prevailing wage rates, changing demographics and changes in employment legislation. If we are unable to meet these objectives above and retain qualified personnel or our labor costs increase significantly, our business operations, financial condition and cash flows could be materially adversely impacted.

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

We are considered a “controlled company” under Nasdaq rules given that our Chief Executive Officer and director Dr. Shaun Passley controls more than 50% of our outstanding voting stock. Because we qualify to be treated as a controlled company, we have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of the Board of Directors consists of independent directors, the requirement that a majority of the independent directors select or recommend its director nominees, the requirement that the remuneration committee be responsible for determining or recommending the compensation of executive officers other than our Chief Executive Officer and the requirement that its remuneration committee be composed entirely of independent directors. If we use certain of the controlled company exemptions, holders of our Common Shares will not have the same protections afforded to stockholders of companies that are subject to these corporate governance requirements.

We are a foreign private issuer and, as a result, we are not subject to US proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including with respect to the solicitation of proxies. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information.

In addition, as a foreign private issuer, we are also entitled to rely on exceptions from certain corporate governance requirements of Nasdaq. However, our ability to rely on certain of these exceptions is limited as we are considered a “controlled company” under Nasdaq rules given that our Chief Executive Officer and director Dr. Shaun Passley controls more than 50% of our outstanding voting stock. For example, we are still required to comply with the requirement for each member of the audit committee of our Board to be independent, independent director sessions are required and director nominations must have independent director oversight. However, while we may comply with the corporate governance requirements of Nasdaq, we are eligible and may rely on the other exceptions afforded us as a foreign private issuer, including with respect to compensation committee requirements.

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

Risks Related to the Company’s Business and Industry

We are an emerging growth company with a limited operating history, which makes it difficult to evaluate our current business and future prospects.

We are an emerging growth company with a limited operating history. As a result, there is limited historical financial and operational information available on which to base an evaluation of our business, prospects, and performance. Our limited history may make it difficult for investors to assess our ability to achieve consistent revenue

s, profitability, and positive cash flows.

We have encountered, and will continue to encounter, risks and uncertainties frequently experienced by companies in the early stages of development, including challenges in implementing our business strategy, developing and maintaining customer relationships, managing growth, hiring and retaining qualified personnel, and establishing brand recognition. In addition, our operating results may fluctuate significantly from period to period due to a variety of factors, many of which are beyond our control.

Because of our limited operating history, our future growth and success are subject to numerous uncertainties. We may not be able to successfully execute our business plan or achieve our expected financial results. If we fail to do so, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

We have a history of operating losses and may not achieve profitability.

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

The Company has discretion concerning the use of available funds.

The Company’s management has substantial discretion concerning the use of available funds as well as the timing of the expenditure of the funds thereof. As a result, stockholders will be relying on the judgment of management as to the specific application of the available funds. Management may, in the exercise of its business judgment, use the available funds in ways that an investor may not consider desirable. The results and effectiveness of the application of the available funds are uncertain.

The Company will need additional capital for its operations.

Substantial additional financing will be required if the Company is to be successful in developing its software and drone business. The Company recently filed a Registration Statement on Form F-3 to raise up to US$250 million, however, no assurances can be given that the Company will be able to raise additional capital that it may require for its anticipated future development. Any additional equity financing may be dilutive to investors and debt financing, if available, may involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Company, if at all. If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion.

The Company may be unable to successfully develop, commercialize, and bring its drone and software products to market, which could materially and adversely affect its business, results of operations, financial condition and cash flows.

Our future success depends on our ability to successfully develop, obtain any required regulatory approvals for, and commercialize our products, including our drone offerings. The process of bringing products to market is complex, time-consuming, and costly, and is subject to numerous risks and uncertainties, many of which are beyond our control.

We may encounter significant challenges at various stages of product development and commercialization, including difficulties in research and development, failure to achieve desired product performance, delays in testing or validation, inability to secure necessary regulatory approvals, manufacturing constraints, supply chain disruptions, and challenges in scaling production. In addition, we may not be successful in establishing effective sales, marketing, and distribution capabilities or in achieving market acceptance of our products.

Even if we are able to develop products that meet technical and regulatory requirements, there can be no assurance that such products will be successfully introduced to the market or achieve commercial success. Factors such as competition, pricing pressures, evolving customer preferences, and technological changes may further limit our ability to generate

The Company must implement its business strategy to be successful, of which there can be no assurance.

The growth and expansion of the Company is heavily dependent upon the successful implementation of its business strategy, which includes, among other things, organic growth and acquisitions of assets or businesses. There can be no assurance that the Company will be successful in creating organic growth or successful in acquiring and integrating assets or business or that it will successfully implement any of its business strategies, which could have a material adverse effect on its business, results of operations, financial condition and cashflows.

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

Certain Company functions, such as software development, are provided through off-shore contract providers. Any material disruption or slowdown in service resulting from telephone or internet failures, power or service outages, natural disasters, labor disputes, or other events could make it difficult to provide adequate off-shore services. The Company may be unable to attract and retain an adequate number of competent software developers, which is essential in the software market. As some of the Company’s outsourced software development is located in Pakistan, the Company may experience difficulties in training or monitoring the level of support provided. If the Company is unable to continually provide trained staffing for software development operations, sales could decline. The Company cannot ensure that its needs will not exceed its capacities. If this occurs, the Company could experience delays in developing software and addressing customer concerns. As the Company’s success depends in large part on keeping future customers satisfied, any failure to provide satisfactory levels of software development would likely impair the Company’s reputation.

As a result of defects in our software or its development as outlined above, our business, results of operations, financial condition and cash flows could be materially adversely affected.

The termination or non-renewal of certain technology licensing agreements could materially adversely affect our business.

We have entered into technology licensing agreements with Epazz, Inc. ("Epazz") relating to our software business, as well as to our drone business. This technology has and will continue to be integrated with certain of our products and we rely on these licensing arrangements to generate revenue. In the event these agreements or any of them are terminated or not renewed for any reason, we may have to stop selling these products completely or until we can reconfigure the products, which would have a material adverse effect on our business, results of operations, cash flows and financial condition.

The Company may not be able to manage its growth effectively.

Given the variable number of services its subsidiaries offer, the Company may not be able to effectively manage its growth, which may harm its profitability. The Company envisions strategic expansion of its business. If the Company fails to effectively manage its growth, its financial results could be adversely affected. Growth may place a strain on management systems and resources. As the Company grows, it must continue to hire, train, supervise and manage new employees. The Company cannot ensure that it will be able to meet capital needs, expand systems effectively, allocate human resources efficiently, identify and engage with qualified personnel and consultants, or incorporate the components of any business that the Company acquires in its efforts to achieve growth. If the Company is unable to manage growth, its financial condition, cash flows and results of operations may be materially and adversely affected.

The Company has experienced negative operating cash flow and may do so in the future.

The Company has experienced negative cash flow from operating activities in the past. The Company may experience negative cash flow in the foreseeable future. Operating losses may have the following consequences:

(a)increasing the Company's vulnerability to general adverse economic and industry conditions

(b)limiting the Company's ability to obtain additional financing to fund future working capital, capital expenditures, operating costs and other general corporate requirements; and

(c)limiting the Company's flexibility in planning for, or reacting to, changes in its business and industry.

As a result, the Company’s business, financial condition, cash flows and results of operations may be materially and adversely affected and investors could lose their entire investment.

The Company’s expenses may not match with revenues which may cause significant variations in operating revenues.

Unexpected events may materially harm the Company's ability to align incurred expenses with recognized revenues. The Company incurs operating expenses based upon anticipated revenue trends. Since a high percentage of these expenses may be fixed, a delay in recognizing revenues from transactions related to these expenses (such a delay may be due to the factors described elsewhere in this Risk Factors section or it may be due to other factors) could cause significant variations in operating results from quarter to quarter, and such a delay could materially reduce operating income. If these expenses are not subsequently matched by revenues, the Company's business, financial condition, and results of operations could be materially and adversely affected.

The Company’s products will need market acceptance to be successful.

If the Company's software or drone technology do not gain market acceptance, its operating results may be negatively affected. The Company intends to continue to develop software and drone technology. If the markets for the Company's software and hardware products and services fail to develop, develop more slowly than expected or become subject to increased competition, its business may suffer. As a result, the Company may be unable to: (i) successfully market its software or drone technology; (ii) develop new software or drone technology; or (iii) complete software products and services or hardware products currently under development. If the Company's technology is not accepted by its customers or by other businesses in the marketplace, the Company's business, operating results and financial condition will be materially adversely affected and you could lose your entire investment.

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

Changes in or more aggressive enforcement of laws and regulations could adversely impact the Company's business. Failure or delays in obtaining necessary approvals could have a materially adverse effect on the Company's financial condition and results of operations. Furthermore, changes in governments, regulations and policies and practices could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition. As a result of adverse impacts to our business from these regulatory risks, our business could be materially adversely affected.

Our drone and software operations are subject to complex and evolving regulations, including U.S. export controls and sanctions laws, which could restrict our operations and adversely affect our business.

The drone and software industries in which we operate are subject to rapidly evolving and increasingly stringent laws and regulations in multiple jurisdictions. These include, among others, U.S. export control and sanctions regimes such as the International Traffic in Arms Regulations (“ITAR”), the Export Administration Regulations (“EAR”), and regulations administered by the Office of Foreign Assets Control (“OFAC”). Compliance with these regulations is complex, costly, and may change frequently.

Our development of defense-related applications for our drone technology heightens our exposure to such regulatory requirements. We may be required to obtain licenses or other governmental approvals to export our products, software, or technology, and there can be no assurance that such approvals will be obtained in a timely manner, or at all. Failure to comply with applicable export controls, sanctions laws, or other regulatory requirements could result in civil or criminal penalties, fines, restrictions on our ability to export products, reputational harm, or other adverse consequences.

In addition, changes in applicable laws, regulations, or government policies, or more rigorous enforcement thereof, could require us to modify our operations, incur increased compliance costs, or limit our ability to develop, market, or sell our products in certain jurisdictions. Such changes may also adversely affect the marketability of our products and reduce demand.

We may also be subject to claims, investigations, or litigation related to regulatory compliance. Such matters are inherently uncertain, and adverse outcomes could result in significant monetary damages, penalties, or injunctive relief that could restrict our operations. Any such developments could materially and adversely affect our business, financial condition, results of operations, and prospects.

There are risks of security weaknesses in the Company network infrastructure software.

The Company's network software consists of open-source software that is itself based on other open-source software. There is a risk that the developers of the Company or other third parties may intentionally or unintentionally introduce weaknesses or vulnerabilities into the core infrastructural elements of the Company network software interfering with the use of or causing the loss of tokens or other data. As a result, our business, results of operations, financial condition and cash flows could be materially adversely impacted.

The Company’s intellectual property and software may be breached, stolen or otherwise harmed by threat actors or other unauthorized parties.

Threat actors or other groups or organizations may attempt to interfere with the Company's network infrastructure or its availability, including without limitation denial of service attacks, cyber-attacks, spoofing, smurfing, malware attacks, phishing, ransomware or consensus-based attacks. As a result, our business, results of operations and its financial condition could be materially adversely impacted.

The Company’s intellectual property rights may be infringed or the Company may infringe the intellectual property rights of others.

The Company relies on certain intellectual property rights for its business. The loss of any of these rights could harm its business, results of operations and its financial condition. There also can be no assurance that the Company’s products do not violate the intellectual property or proprietary rights of third parties or that third parties will not assert or claim that such violation has occurred. Although no legal disputes in this respect or perceptible detrimental effects on the Company's business have arisen to date to the management’s knowledge, any such claims and disputes that may arise could result in liability for substantial damages which in turn could harm the Company's business, results of operations, financial condition and cash flows.

If critical components or raw materials used to manufacture the Company’s drones become scarce or unavailable, then the Company may incur delays in manufacturing and delivery of its drones, which could damage its business.

The Company obtains parts and components from various suppliers. The Company does not have long-term agreements with any of these suppliers that obligate any of them to continue to sell components or parts to the Company. Relying on these suppliers involves significant risks and uncertainties, including whether such suppliers will continue to adequately supply required components or parts of sufficient quality and quantity, increase prices for the components or parts or perform their obligations on a timely basis.

In addition, certain raw materials and components used in the manufacture of the Company’s products are periodically subject to supply shortages, and its business is subject to the risk of price increases and periodic delays in delivery. These parts or components may also be restricted or otherwise become available due to U.S. ITAR, EAR or other requirements. Similarly, the market for electronic components is subject to cyclical reductions in supply. If the Company is unable to obtain components from third-party suppliers in the quantities and of the quality that it requires on a timely basis and at acceptable prices, then it may not be able to deliver its products on a timely or cost-effective basis to its customers, which could cause customers to terminate their contracts with the Company, increase the Company’s costs and materially harm its business, results of operations, financial condition and cash flows. Moreover, if any of the Company’s suppliers become financially unstable or insolvent, then the Company may need to find new suppliers. It may take several months to locate alternative suppliers or to redesign the Company’s products to accommodate components from different suppliers. The Company may experience significant delays in manufacturing and shipping its products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if the Company loses any of these sources or is required to redesign its products. The Company cannot predict if it would be able to obtain replacement components within the time frames that it requires at an affordable cost, if at all.

The markets in which the Company competes are characterized by rapid technological change, which requires the Company to develop new products and product enhancements, and could render the Company’s existing products obsolete.

Continuing technological changes in the market for the Company’s products could make its products less competitive or obsolete, either generally or for particular applications. The Company’s future success will depend upon its ability to develop and introduce a variety of new capabilities and enhancements to its existing product and service offerings, as well as develop and introduce a variety of new product offerings, to address the changing needs of the markets. Delays in introducing new products and enhancements, failure in prudently choosing among technical alternatives or the failure to offer innovative products or enhancements at competitive prices may cause existing and potential customers to purchase the Company’s competitors’ products.

If the Company is unable to devote adequate resources to develop and introduce new products or cannot otherwise successfully develop new products or enhancements that meet customer requirements on a timely basis, its products could lose market share, its revenue and profits could decline, and the Company’s business, results of operations, cash flows and its financial condition could be materially adversely impacted.

If the Company releases defective products or services, its operating results could suffer.

Products and services designed, published and sold by the Company, now and in the future, involve extremely complex software programs and technical know-how and thus are difficult to develop, manufacture and distribute. While the Company has quality controls in place to detect defects in its products and services before they are released, these quality controls are subject to human error, overriding, and reasonable resource constraints. Therefore, these quality controls and preventative measures may not be effective in detecting defects in the Company’s products and services before they have been released into the marketplace. In such an event, the Company could be required to or may find it necessary to voluntarily suspend the availability of the product or service, which could significantly harm its business and operating results.

The Company is incurring substantial research and development costs and devotes significant resources to identifying and commercializing new products and services, which could significantly reduce its profitability and may not result in revenue-generating products or services.

The Company’s future growth depends on penetrating new markets, adapting existing products to new applications, and introducing new products and services that achieve market acceptance. The Company is incurring and plans to continue incurring substantial research and development costs as part of its efforts to design, develop and commercialize new products and services and enhance existing products. The Company believes that there are significant investment opportunities in a number of business areas. Because the Company accounts for research and development as an operating expense, these expenditures will adversely affect its earnings in the future. Further, the Company’s research and development programs may not produce successful results, and its new products and services may not achieve market acceptance, create additional revenue or become profitable, which could materially harm the Company’s business, prospects, financial results and liquidity.

The Company’s products and services are complex and could have unknown defects or errors, which may give rise to claims against the Company, diminish its brand or divert its resources from other purposes.

The Company’s drones and software rely on complex avionics, sensors, user-friendly interfaces and tightly integrated, electromechanical designs to accomplish their missions. Despite testing, the Company’s products have contained defects and errors and may in the future contain defects, errors or performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by the Company’s customers for a period of time. These problems could result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in the Company’s service and maintenance costs, exposure to liability for damages, damaged customer relationships and harm to the Company’s reputation, any of which could materially harm the Company’s results of operations and ability to achieve market acceptance.

A defect, error or failure in one of the Company’s drones could result in injury, death or property damage and significantly damage the Company’s reputation and support for its drones in general. The Company anticipates this risk will grow as its drones begin to be used in domestic, civilian and urban airspace. The Company’s drone test systems also have the potential to cause injury, death or property damage in the event that they are misused, malfunction or fail to operate properly due to unknown defects or errors. A successful product liability claim could result in substantial cost to us. Even if the Company is fully insured as it relates to a claim, the claim could nevertheless diminish the Company’s brand and divert management's attention and resources.

As a result, the Company's business, financial condition, cash flows and results of operations could be materially adversely affected.

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

The emerging market countries where we may operate may experience political or socio-economic issues that could affect our business, financial condition cash flows and results of operations.

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

•government corruption; and

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

The jurisdictions in which the Company may operate its business may have different or less developed legal systems than in Canada or the United States, which may result in risks such as:

•laws not being enforced consistently, or at all;

•effective legal redress not made be available in the courts of such jurisdictions, whether in respect of a breach of law or regulation;

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

Although the Company maintains insurance to protect against certain risks in amounts that it considers to be reasonable, its insurance does not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards encountered in our operations are not generally available on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect on its business, results of operations, financial condition or prospects.

The Company faces risks associated with potential acquisitions.

As part of the Company’s overall business strategy, the Company has pursued and intends to continue pursuing select strategic acquisitions, which would provide additional product offerings, vertical integrations, additional industry expertise or a stronger industry presence in both existing and new jurisdictions. The success of any such acquisitions will depend, in part, on the ability of the Company to realize the anticipated benefits and synergies from integrating those companies into the businesses of the Company. Future acquisitions may expose the Company to potential risks, including risks associated with: (i) the integration of new operations, services and personnel, (ii) unforeseen or hidden liabilities, (iii) the diversion of resources from the Company’s existing business and technology, (iv) potential inability to generate sufficient revenue to offset new costs, (v) litigation arising from or relating to the acquisition or the company that was acquired, and  (vi) the potential loss of or harm to relationships with both employees and existing customers resulting from its integration of new businesses. In addition, any proposed acquisitions may be subject to regulatory approval.

While the Company intends to conduct reasonable due diligence in connection with such strategic acquisitions, there are risks inherent in any acquisition. Specifically, there has been in the past and could be in the future unknown or undisclosed risks or liabilities of such companies for which the Company is not sufficiently indemnified. Any such unknown or undisclosed risks of liability could materially and adversely affect the Company’s financial performance and results of operations. The Company could encounter additional transaction and integration-related costs or other factors such as failure to realize all of the benefits from the acquisition. These factors could cause dilution to the Company’s earnings per share or decrease or delay the anticipated accretive effect of the acquisition and cause a decrease in the market price of the Common Shares.

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

The market for software, hardware and drone technology and cloud business apps is highly competitive on both a local and a national level. The Company believes that the primary competitive factors in this market are:

•product features, functionality and ease of use;

•ongoing product enhancements;

•pricing;

•quality service and support;and

•reputation and stability of the vendor.

The drone technology industry is still at a relatively early stage. We believe there is currently more demand for cloud business applications and drone products than there are providers to meet such demand. However, there are no assurances that established competitors, which may have greater financial, technical, and marketing resources than the Company does, will not choose to directly compete with the Company’s products. The Company’s competitors may also have a larger installed base of users, longer operating histories or greater name recognition than the Company.

There can be no assurance that the Company will be able to successfully differentiate its cloud business apps and drones from the products of its competitors, or that the marketplace will consider the Company's cloud business apps or drones to be superior to competing products.

The Company’s business is dependent on its relationship with Epazz and may become dependent on a variety of third-party relationships going forward.

The Company has entered into a Management Services Agreement with Epazz pursuant to which Epazz provides the Company with a variety of services, including with respect to intellectual property relied on by the Company and personnel to develop products. Shaun Passley is the founder and a director and officer of the Company and the sole director and officer and 95% shareholder of Epazz. As a result, in the event the agreement with Epazz is terminated or should Dr. Passley become incapacitated, the business, results of operations, cash flows and financial position of the Company may be materially adversely affected.

As part of our operations, we make advances to an affiliate which are offset by services provided by the affiliate to us.

We make advances from time to time to Epazz. Epazz provides services to our Company under a management services agreement, the value of which we offset against the advances we make to Epazz. In the event the value of the services provided to us by Epazz are less than the amount of the advances made by us to Epazz, there is a risk that Epazz may default the repayment of these advances. We believe that the risk of default on these advances is not significant because our Chief Executive Officer, director and majority shareholder is also the Chief Executive Officer, director and shareholder of Epazz. In addition, under the management services agreement with Epazz, we have the right to seize certain assets of Epazz to which the advances relate in the event of a default. Nonetheless, in the event of a default, we may expend funds recovering the assets, some of which are located in other countries. As a result, a default on these advances could have a material adverse effect on our business, financial position, results of operations and cash flows.

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

There is risk of litigation.

The Company is not currently involved in any material litigation; however, it may be involved in material legal proceedings, claims and other litigation in the future. Furthermore, the Company has been, and may continue to be, subject to various legal proceedings and claims arising out of the ordinary course of business. While management does not expect the outcome of any such litigation to have a material adverse effect on the Company’s financial position, litigation is unpredictable and excessive verdicts, both in the form of monetary damages and injunctions, could occur. In the future, litigation could result in substantial costs and diversion of resources and the Company could incur judgments or enter into settlements of claims that could have a material adverse effect on its business. Insurance may not cover such investigations and claims, may not be sufficient for one or more such investigations or claims and may not continue to be available on acceptable terms or at all. An investigation or claim brought against the Company could also result in unanticipated costs, diversion of management attention and reputational harm.

The Company’s business could be adversely affected if its consumer protection and data privacy practices are not seen as adequate or there are breaches of its security measures or unintended disclosures of its consumer data.

The proliferation of privacy law regimes continues to accelerate globally. Interpretation and application of consumer protection and data privacy laws in Canada, the United States, Europe and elsewhere are often uncertain, contradictory and in flux. As business practices are being challenged by regulators, private litigants, and consumer protection agencies around the world, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with the Company’s data and/or consumer protection practices. If so, this could result in increased litigation, government or court-imposed fines, judgments or orders requiring that the Company change its practices, which could have an adverse effect on its business and reputation. Complying with these various laws could cause the Company to incur substantial costs or require it to change its business practices in a manner adverse to its business.

The Company incurs costs to maintain its public listing and status as a publicly traded company and foreign private issuer.

As a public company, there are costs associated with legal, accounting and other expenses related to regulatory compliance. Securities legislation and the rules and policies of securities exchanges require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to a company’s legal and financial compliance costs. The Company is subject to more stringent obligations and thus devotes greater resources than it otherwise would as a private company on shareholder communication, corporate governance and other activities typically considered important by publicly traded companies. The Company has identified, and may identify in the future, areas that require further improvement to maintain and comply with its obligations, which involves a further devotion of attention and resources. As a result, the company's results of operations, financial position and cash flows may be materially adversely affected.

There is inherent price volatility of publicly traded securities.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continuing fluctuations in price will not occur. The quoted market price for the Common Shares may be subject to market trends generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings. The value of the Common Shares is affected by such volatility. An active public market for the Common Shares might not fully develop or be sustained. If an active public market for the Common Shares does not fully develop, the liquidity of a shareholder’s investment may become further limited and the share price may decline.

We are responsible for establishing and maintaining adequate internal control over financial reporting.

We are responsible for establishing and maintaining adequate internal control over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the International Financial Reporting Standards (“IFRS”). Because of our inherent limitations and the fact that we are a new public company and are implementing new financial control and management systems, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A failure to prevent or detect errors or misstatements may result in a decline in the market price of our Common Shares and harm our ability to raise capital in the future.

We are required to disclose material weaknesses in our internal control over financial reporting and disclosure controls and procedures in our Annual Reports filed with the SEC. If our management is unable to certify the effectiveness of our internal controls or if material weaknesses in our internal controls are identified, which has been identified in this Annual Report, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in the price of our Common Shares. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in the market price of our Common Shares and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also jeopardize our listing on a stock exchange on which our Common Shares may be listed. Delisting of our Common Shares on any exchange would reduce the liquidity of the market for our Common Shares, which would reduce the price of and increase the volatility of the market price of our Common Shares.

We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in our reported financial information, which in turn could result in a reduction in the trading price of the Common Shares. See “Item 15. Controls and Procedures - Evaluation of Disclosure Controls and Procedures” and “Item 15. Controls and Procedures - Management’s Annual Report on Internal Control Over Financial Reporting.”

Failure to adhere to our financial reporting obligations and other public company requirements could adversely impact the market price of our Common Shares.

We are subject to reporting and other obligations under applicable U.S. securities laws and rules of Nasdaq on which our Common Shares are listed. In particular, we are required to disclose material weaknesses in our internal control over financial reporting and disclosure controls and procedures in our Annual Reports filed with the SEC. These reporting and other obligations place significant demands on our management, administrative, operational and accounting resources. If we are unable to accomplish any necessary objectives in a timely and effective manner, our ability to comply with our financial reporting obligations and other rules applicable to reporting issuers could be impaired. Moreover, any failure to maintain effective internal controls could cause us to fail to satisfy our reporting obligations or result in material misstatements in our financial statements. If we cannot provide reliable financial reports or prevent fraud, its reputation and operating results could be materially adversely affected which could also cause investors to lose confidence in our reported financial information, which could result in a reduction in the trading price of the Common Shares.

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

Our management team has limited experience managing a public company or complying with the increasingly complex laws pertaining to public companies compared to senior management of other publicly traded companies. Our senior management team may not successfully or efficiently manage our being a public company subject to significant regulatory oversight and reporting obligations under applicable securities laws. In particular, these public company obligations require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business.

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

The Company is organized in under the laws of the province of British Columbia, Canada and Dr. Shaun Passley, the Company’s Chief Executive Officer and a director, is resident in Canada. It may not be possible for shareholders to effect service of process against the Company’s directors and officers who are not resident in the United States. In the event a judgment is obtained in a U.S. court against one or more of our directors or officers for violations of U.S. securities or other laws, it may not be possible to enforce such judgment against those directors and officers not resident in the U.S. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in the U.S. courts in these jurisdictions and such courts may refuse to hear a claim based on a violation of U.S. securities laws on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a Canadian court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.

The Company operates in multiple countries and is therefore subject to currency risk.

The Company is organized under the laws of Canada and prepares its financial statements under IFRS with the Canadian dollar as its functional currency. To the extent that the Company operates its business in the United States and internationally, the Company will be exposed to foreign currency fluctuations with respect to certain expenditures and obligations denominated in US dollars or Euros or other international currencies. As such, the Company's results of operations are subject to foreign currency fluctuation risks and such fluctuations may materially adversely affect the financial position and operating results of the Company.

The Company has not paid any dividends to date.

No dividends have been paid by the Company to date. The Company anticipates that for the foreseeable future it will retain future earnings and other cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including the Company's financial condition and current and anticipated cash needs. There is no guarantee the Company will pay any dividends in the future.

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

Item 4. Information on the Company

OUR COMPANY

General Corporate Information

ZenaTech, Inc. is a technology solutions company that specializes in mission-critical cloud-based software applications integrated with smart hardware to deliver innovative solutions across diverse industries. Prior to January 1, 2025, the Company operated in the software business as it incurred expenses developing its drone business. However, in 2025, the Company began generating revenues in the drone services business through acquisitions. Hence, the Company now operates in two segments: (i) Enterprise Software-as-a-Service (“SaaS”) software development technology, sales, and distribution and (ii) drone development, manufacturing, sales, distribution and services. ZenaTech, Inc. is the parent holding company that operates through wholly owned subsidiary companies as described below.

The Company was incorporated by Articles of Incorporation in the State of Illinois, USA, on August 31, 2017, under the name ZenaPay, Inc. The Company was a wholly owned subsidiary of Epazz, Inc. ("Epazz") until November 30, 2018, when it was restructured as a separate entity by way of a stock dividend to Epazz shareholders. On December 14, 2018, the Company was domiciled in British Columbia, Canada through Articles of Continuance pursuant to the provisions of the Business Corporation Act (British Columbia). The name of the Company was changed to ZenaDrone, Inc. on August 11, 2020, and subsequently to ZenaTech, Inc. on October 5, 2020, to better reflect the business of the Company and its corporate organization.

The Common Shares of the Company are listed and posted for trading on the Nasdaq Capital Market under the trading symbol “ZENA”, on the Mexican Stock Exchange (BMV) under the symbol “ZENA”, and on the Frankfurt Stock Exchange under the trading symbol “49Q”. Nasdaq is the Company's primary trading market.

The Company’s principal address and office is located at 777 Hornby Street, Suite 1460, Vancouver, British Columbia V6Z 1S4 Canada and its telephone number is (647) 249-1622. The Company’s registered and records office is located at Suite 1000 – 595 Burrard Street, Vancouver, British Columbia V7X 1M8.

On July 1, 2024, a 1 for 6 reverse stock split of its common shares was effected by the Company. All share and per share data presented in this Annual Report has been adjusted to give effect to the reverse stock split.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our internet website is http://www.zenatech.com.

Intercorporate Relationships

The Company operates through forty-seven (47) wholly owned subsidiaries in two operating segments as described above. The following chart identifies the Company’s subsidiaries and their applicable governing jurisdictions. All the voting securities of these subsidiaries are beneficially owned, controlled, or directed, directly or indirectly, by the Company.

Operations Overview

We currently have approximately 5,000 software, drone services and land surveys paying corporate clients using our medical records software, SCADA & HMI software, video surveillance software, call center software and safety and compliance management software, field service management software and other services.

Our Drone as a Service business model launched in early 2025 is currently growing by acquisitions primarily of land survey and engineering companies in which we are in the process of integrating our drones into the land surveying, scanning and inspection services and other workflows. We have also acquired a window washing company, in which we are in the process of integrating drone technology.

In addition, we have signed several pilot program agreements with customers across industries currently at various stages of execution to evaluate our drone technology incorporating our drone enterprise software. These pilot programs include farms in Ireland where drone applications being tested include irrigation and crop yield management, scanning and spraying the farmland, counting animals and performing scanning for security and maintenance of farm assets and buildings. In addition, we are at various stages of execution of indoor drone technology pilot programs that include an auto manufacturing company and an auto parts manufacturing company using our indoor inventory management drone.  Further we have various outdoor security, traffic and crowd management, or maintenance pilot programs in progress with a multinational energy distribution center, a public horse racing course and golf course companies.

We generate income from our software business and services and do not anticipate any changes to the use of existing software products under our current business operated through NOW Solutions, WorkAware, PacePlus, SystemView, ZigVoice, WorkAware, TillerStack, PSPortals Interactive Systems, interlinkONE, ZooOffice and DeskFlex while we pursue our drone business. We have not made any royalty payments on our software products to date. In addition, we have not made any royalty payments on our drones, including to Epazz in respect of software used in our drones.

We currently conduct our software business in the United States of America, Canada, Ireland, United Kingdom, United Arab Emirates, Taiwan and Germany. We currently are testing our drone technology in United Arab Emirates, the US, Ireland and soon we will start testing in Turkey.

The Company has two revenue streams starting January 1, 2025, from our enterprise software and Drone as a Service business. Below is a table showing the revenue breakdown for our software companies by product type and geographical location for the years ended December 31, 2024 and 2025. There were no revenues from drones prior to 2025.

	Year Ended December 31, 2025		Year Ended December 31, 2024
Total Enterprise Software as a Service (SaaS) Revenue	$2,806,988		$1,963,605
Total Drone as a Service (DaaS )Revenue -	$10,105,734	$	Nil

We signed a management service agreement with Epazz to support the development of our products. Under the agreement, we receive the benefits of various services, including a software development team, office space, project management and hosting services. Epazz is paid 30% above cost (amended from 20%).

We have 260 employees in varying jurisdictions via our subsidiaries and also operate our business through a management services agreement with Epazz. We use 240 contractors via the Epazz management services agreement throughout our business, for a total of 500 employees and contractors.

Recent Developments

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

Dr. Passley is the sole director and officer of Epazz, and is its principal shareholder with 95% voting control of Epazz. Dr. Passley is also a director, officer, and principal shareholder of Ameritek Ventures, Inc., of which Epazz, is the principal shareholder with 95% voting control of Ameritek Ventures, Inc. Ameritek Ventures, Inc. is the parent company that wholly owned Ecker Capital. Dr. Passley is also the sole director, officer and shareholder of ZooOffice. As a result, all of the parties to the purchase agreements entered in connection with these acquisitions were considered "related parties" to ZenaTech and the transactions, namely: Dr. Shaun Passley, ZooOffice, Epazz, Ecker and Ameritek and the acquisitions constituted “related party transactions" under Multilateral Instrument 61-101 of certain of the Canadian Securities Commissions. None of Dr. Passley, Epazz, Ameritek or any of the directors or officers of the Company voted on the matter.

The acquisitions were therefore approved by the minority shareholders of the Company at an Annual and Special Meeting of the Company held on March 17, 2025. As a result, five software companies were acquired, and they are expected to add important functionality to be integrated into our drone solutions. These companies are: (i) ZooOffice DBA Jadian, a company providing compliance, permit and inspection software for government, health, and retail businesses; and its subsidiary (ii) DeskFlex, Inc. (“DeskFlex”), a company providing AI room booking and office space optimization software; and (iii) Ecker Capital a holding company, with its subsidiaries (a) Interactive Systems, Inc. (“Interactive Systems”) a company providing a warehouse management software platform including inventory management, e-commerce and order processing as well as  handheld devices and other interface connections; and (b) interlinkONE, Inc. (“interlinkONE”) a company providing a warehouse management solution for maintaining multiple warehouses, software platforms, and software integrations, and (c) ESM Software, Inc., a software technology provider specializing in developing business strategy management solutions.

The acquisitions represent less than 20% of the Company's assets, income or shareholder's equity on a combined basis and are aligned with the assets operated by the Company and have been integrated into the operations of the Company as it builds out its business. The acquisitions have also been consolidated into the Company's financial statements for the year ended December 31, 2025 from the date of completion of the acquisitions.

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

B.Acquisitions of Land Surveying Companies

We have acquired the following land surveying companies and may potentially acquire more. It is anticipated that as our drone-based land surveying business grows following the integration of technology data platforms to gather, plot and complete land surveys using drones, the percentage of conventional land surveys using traditional methods- via Total Stations, tripod-mounted operator-controlled photogrammetry machines, will comprise an increasingly smaller percentage of the business while the overall business grows. Dollar amounts in this section are in U.S. dollars unless otherwise specified.

•ZenaTech acquired Weddle Surveying, Inc. (“Weddle’), a Tigard, Oregon based professional land surveying company on January 14, 2025. Weddle serves residential and commercial clients within the Portland Metropolitan region and surrounding areas of Northwest Oregon and Southwest Washington. The price was $525,000 paid $262,500 in cash and a three-year $262,500 six (6%) percent promissory note paid in three installments with principal and interest paid at the end of each year for three years and a due date of January 13, 2028.

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

•ZenaTech acquired Miller Land Surveying Corporation DBA Survey East II (“Miller”) of Lake Worth, Florida, on April 10th, 2025. The firm is a land survey and mapping company with a 40-year history and deep portfolio of business customers in the Palm Beach County area of South Florida. The transaction price was $850,000 paid with $425,000 in cash and a three-year $425,000 promissory note with a seven (7%) percent interest promissory note paid in three one-time installments with principal and interest calculated at the end of each month for three years and a due date of April 7, 2028.

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

•ZenaTech acquired Empire Land Surveying (“Empire”) of Pensacola, Florida, on June 9, 2025. They are a land survey company with over twenty years of experience providing residential and ALTA surveys. The transaction price was $200,000 paid in $120,000 in cash and $80,000 in a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears and the principal in three annual installments.

•ZenaTech acquired Laventure & Associates and Atlantic Civil Engineering (collectively known as “Laventure”) of Fort Pierce, Florida, on May 21, 2025. They are a land survey and engineering company with roughly twenty years of experience providing land surveying services for a major regional power company and other commercial customers. They also provide engineering consulting services to their customers. The cumulative transaction price was $450,000 paid in $225,000 in cash and $225,000 in a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments.

•ZenaTech acquired Morgan Surveying (“Morgan”) of Greensboro, North Carolina, on August 4, 2025. They are a land surveying company with over thirty years of experience providing residential and boundary surveys. The transaction price was $615,000 paid in $307,500 in cash and $307,500 in a three-year amortization note, with interest at the rate of 7% per annum, interest and principal paid monthly in arrears.

•ZenaTech acquired Cardinal Civil Resources (“Cardinal”) of Williamsburg, Virginia, on August 4, 2025. They are a land surveying and engineering company with roughly fifteen years of experience providing land surveying and engineering services for a major national homebuilding company and other commercial customers. The cumulative transaction price was $3,000,000 paid in $1,200,000 in cash; $1,200,000 in a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments; and a maximum of $600,000 earn-out capped at $200,000 annually for a three-year period.

•ZenaTech acquired Lescure Engineers, Inc. (“Lescure”) of Santa Rosa, California, on September 11, 2025, which is a civil engineering and land surveying firm. Lescure Engineers provides full-service civil engineering since 1979, land surveying, and development planning solutions, with expertise spanning water and wastewater systems, utility and drainage planning, commercial and winery permit applications, construction and subdivisions.  The cumulative transaction price was $350,000 paid in $175,000 in cash; $175,000 in a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments; and a maximum of $600,000 earn-out capped at $200,000 annually for a 3-year period.

•ZenaTech acquired A&J Land Surveyor, Inc. (“A&J”), a Jacksonville, Florida,on September 23, 2025, which is a land-based survey and engineering firm founded in 1995, specializes in complex surveying projects across aviation, utility, and infrastructure, with expertise in runway surveys, hangar projects, and utility development. The firm is well established in Jacksonville and has longstanding relationships with leading regional aviation and utility authorities. The cumulative transaction price was $450,000 paid in $225,000 in cash; $225,000 in a three-year amortization note, with interest at the rate of 6% per annum; interest paid monthly in arrears.

•ZenaTech acquired Putt Land Surveying (“Putt”) of Tucson, Arizona, on October 3, 2025. They are a land surveying company with over forty years of experience providing services. The transaction price was $575,000 paid in $250,000 in cash, $75,000 in a non-interest-bearing six-month maturity note and $250,000 in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears.

•ZenaTech acquired Rampart Surveys (“Rampart”) of Woodland Park, Colorado,on November 18, 2025. They are a land surveying company with over 20 years of experience. The transaction price was $550,000 paid in $275,000 in cash and $275,000 in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears.

•ZenaTech acquired Smith Surveying Group (“Smith”) of Jacksonville, Florida, on November 17, 2025. They are a land surveying company with over 6 years of experience providing construction staking and monitoring services, as-built surveys, right-of-way surveys, topographic surveys and high-definition 3D scanning. The transaction price was $1,500,000 paid in $900,000 in cash and $600,000 in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears.

•ZenaTech acquires Casado Design Ltd. (“Casado”) of Weston-super-Mare, England, UK-based corporation. They have almost 15 years of experience in conducting land surveys and CAD (Computer-Aided Design) services with 3D modelling and design. The transaction price was 401,400 GBP paid in

151,400 GBP in cash, 100,000 GBP non-interest bearing 3-month note, and 150,000 GBP in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears.

•ZenaTech acquired Vara 3D, Inc. (“Vara 3D") of Murray, Utah, on December 12, 2025. They are a land surveying company providing construction staking; boundary surveys; solar and water treatment site surveys; and 3D modeling. The transaction price was $850,000 paid in $400,000 in cash, $50,000 in a non-interest-bearing three-month maturity note and $400,000 in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears.

•ZenaTech acquired Holt Surveying & Mapping, Inc. (“Holt”) of Spokane, Washington, on December 15, 2025. They are a land surveying company with over eight years of experience providing boundary, ALTA, topographic and construction staking. The transaction price was $350,000 paid in $175,000 in cash, and $175,000 in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears.

•ZenaTech acquired L. D. King Engineering Co. Inc. (“L.D. King”) of Ontario, California, on December 18, 2025. They are a civil engineering and land surveying firm with over sixty years of experience providing surveying, engineering, land development, construction management, planning, and quality control services. The transaction price was $2,850,000 paid in $1,425,000 in cash and $1,425,000 in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears.

•ZenaTech acquired Andrew Spiewak Land Surveyor, Inc., (“Spiewak") of Park Ridge, Illinois, on December 22, 2025. They are a land surveying company providing boundary surveys, as-built surveys, and condominium surveys. The transaction price was $490,000 paid in $280,000 in cash, $50,000 in a non-interest-bearing three-month maturity note and $160,000 in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears.

•ZenaTech acquired Sunrise Window Cleaners (“Sunrise”) of Hammonds Plains, Nova Scotia, on December 22, 2025. They are a window cleaning company with over fifteen years of experience providing window cleaning and related exterior maintenance services. The transaction price was CAD $250,000 paid in CAD $125,000 in cash, CAD $50,000 in a non-interest bearing a three-month maturity note, and CAD $75,000 in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears.

•ZenaTech acquired Andy Paris & Associates, Incorporated (“Andy Paris”) of Lake Oswego, Oregon, on April 8, 2026. They are a land surveying company with over seventy-five years of experience providing boundary surveys, as-built surveys, topographic surveys and other land surveying services in the residential and commercial areas. The transaction price was $1,000,000, paid by $500,000 in cash and $500,000 in a three-year amortization note, with interest at the rate of 5% per annum, interest and principal paid equal monthly in arrears.

In addition, the Company has entered into letters of intent to acquire another land surveying companies and one power washing company on the following terms:

•ZenaTech entered into a letter of intent to acquire a Florida power washing franchisor on December 23, 2025. The proposed purchase price is $2,350,000, payable by way of $1,175,000 in cash and $1,175,000 in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears. The completion of the transaction is subject to several conditions, including approval of the shareholders of the company to be acquired.

•ZenaTech entered into a letter of intent to acquire a Virginia corporation on January 27, 2026. The proposed purchase price is $400,000, payable by way of $175,000 in cash, $50,000 in a non-interest-bearing six-month maturity note, and $175,000 in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears. The completion of the transaction is subject to several conditions, including approval of the shareholders of the company to be acquired.

•ZenaTech entered into a letter of intent to acquire a Colorado based land surveying corporation on April 10, 2026. The proposed purchase price is $350,000, payable by way of $175,000 in cash, and $175,000 in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears. The completion of the transaction is subject to several conditions, including approval of the shareholders of the company to be acquired.

•Additionally, the Company has submitted 15 letters of intent ("LOIs") to acquire land surveying, SaaS, and engineering companies in the United States, United Kingdom, Canada, and Ireland. The outcome of these LOI negotiations is uncertain. The completion of any such transaction is subject to a number of conditions, including the execution of a definitive agreement, satisfactory completion of due diligence, and the approval of the shareholders of the target company.

•ZenaTech also signed a definitive share purchase agreement with an Australian land surveying company on April 21, 2026. The purchase price is AUD$6,750,000, payable by way of AUD$3,000,000 in cash, AUD $250,000 in a non-interest bearing six month maturity note, AUD$250,000 in a non-interest bearing twelve month maturity note, AUD$250,000 in a non-interest bearing eighteen month maturity note, and AUD$3,000,000 in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears. The completion of the transaction is subject to standard closing conditions, including the approval of the shareholders of the company to be acquired and the completion of the Australian “whitewash” procedure.

These acquisitions and proposed acquisitions were or will be made with parties at arm’s length to ZenaTech and do not constitute related party transactions.  See "Cautionary Note About Forward-Looking Information" and "Risk Factors" for information relating to the risks associated with the acquisitions and proposed acquisitions set forth above.

Our business is transforming into drone services, and these acquisitions currently constitute companies that will provide our Drone as a Service, or DaaS services, to customers. In that regard, we have incorporated a subsidiary called Drone as a Service Inc. (DaaS) under which we plan to provide turnkey drone enabled services to innovate and speed up processes by using drones, as well as provide enhanced data and precision over what is currently available in legacy low-tech or manual services.  These legacy services include land surveys, powerline inspections, solar and renewable energy infrastructure inspections and maintenance, cell phone tower design and maintenance, power washing, and we plan to include others. Ours is a turnkey service we plan to provide to commercial and government customers using our drones. Our services offer the convenience of not having to purchase drone hardware or software or obtain permits or create operations for a drone-based service from start.  We are currently in the process of integrating our ZenaDrone drones into the workflows, setting up centralized data management services for the drone data, and providing drone pilot training to the staff of our acquired companies. DaaS services will be offered at branded business offices in the cities/locations where we have made acquisitions and we are currently planning and implementing our DaaS office branding.

We plan to make more acquisitions of land survey companies, power washing, and industrial inspections companies and others that will enable us to combine with our drones in a branded DaaS business. In addition to acquired companies that will become DaaS locations, we have Corporate DaaS locations under development in Dubai and Dublin. See "Cautionary Note About Forward-Looking Information" and "Risk Factors" for information relating to the risks associated with the acquisitions and proposed acquisitions set forth above.

C.Acquisition of Software Company

ZenaTech also acquired Othership Limited, (“Othership”), a United Kingdom collaborative workplace software company providing workplace scheduling and management solutions to remote-first businesses and individuals based in London on March 14, 2025. The transaction price was $260,000 paid in $100,000 in cash and a one-year $160,000 six (6%) percent interest promissory note with interest paid monthly and due date of March 17, 2026.

See "Forward-Looking Statements" and "Risk Factors" for information relating to the risks associated with the acquisition set forth above.

D.Technology Licensing

In April 2025, we licensed certain technology relating to our IQ Nano drones described below from Epazz, Inc., a company controlled by our Chief Executive Officer Dr. Shaun Passley. We also entered an agreement to acquire the technology from Epazz, which is subject to approval of the shareholders of our Company, which we plan to obtain this year at a special meeting of our shareholders.

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

E.Acquisition of Additional Assets

On January 30, 2026, the Company completed the acquisition of certain assets from Epazz, Inc., which is considered a "related party" to ZenaTech as Dr. Passley is a control person of both the Company and Epazz, that provide certain material benefits directly to the Company and its stakeholders as described below. A summary of certain material terms of the Asset Purchase Agreement is set out below, is not complete and is qualified in its entirety by the full text of the agreement, a copy of which is attached as Schedule B to the Company's Information Circular relating to the Special Meeting filed with the US Securities and Exchange Commission under Form 6-K on February 12, 2026. As disclosed above, Epazz is considered a "related party" to ZenaTech as Dr. Passley is a control person of both the Company and Epazz.

The following assets were acquired from Epazz pursuant to the Asset Purchase Agreement in consideration for 10 million Preferred Shares and 100,000 Super Voting Shares (the "Purchase Consideration") with an aggregate value of $33 million to be allocated as follows:

•PIN Technology – 1,357,000 Preferred Shares, 13,570 Super Voting Shares (Total Equivalent Value $4,478,100)

•ZD1000 Design Generation 4 - 2,127,000 Preferred Shares, 21,270 Super Voting Shares (Total Equivalent Value $7,019,100)

•ZD1000 Spraying Module - 1,810,000 Preferred Shares, 18,100 Super Voting Shares (Total Equivalent Value $5,973,000)

•IQ Octo Drone - 1,719,000 Preferred Shares, 17,190 Super Voting Shares (Total Equivalent Value $5,672,700)

•IQ Aqua – 1,403,000 Preferred Shares, 14,030 Super Voting Shares (Total Equivalent Value $4,629,900)

•Spraying Trailer Platform - 1,584,000 Preferred Shares, 15,840 Super Voting Shares (Total Equivalent Value $5,227,200)

At closing, (i) Epazz shall executed all documents required to transfer and assign all patents, patent applications, inventions, and related intellectual property rights to ZenaDrone Limited, an Irish private limited company (ii) Epazz provided reasonable assistance and executed any further documentation required to complete the assignment of patent rights to ZenaDrone Limited (Ireland), including notarization, legalization, or apostilles and (iii) after closing, Epazz retains no rights, licenses, or interests in any patents or intellectual property assigned under the agreement.

The assets acquired pursuant to the Asset Purchase Agreement will result in the following benefits to the Company:

•Increase in revenue and cash flow once the assets are integrated.

•Additional drone offerings by the Company that will generate additional revenue and cash flow.

•A better version of the ZenaDrone 1000 and other drones can be produced as a result of the acquisitions resulting in increased revenues and cashflow in the future.

•Control of critical technology and the Company will benefit from having no licensing fees.

The Board also (i) reviewed and considered the alternatives to acquiring the assets contemplated from third parties and the associated costs and benefits, including the familiarity of the assets to Dr. Passley and his team and (ii) considered the increased holdings in the Company by Dr. Passley as a result of the completion of the transactions, as well as the dilutive effect of the holdings of Dr. Passley pursuant to any future equity financings conducted by the Company, and determined to support the acquisition of the assets from Epazz.

The Board of Directors of the Company (excluding Dr. Passley) unanimously determined that the Asset Purchase Agreement and the transactions contemplated thereby are in the best interests of the Company and fair to its shareholders and approved the Asset Purchase Agreement and the transactions contemplated thereby. The shareholders of the Company approved the Asset Purchase Agreement and transactions contemplated thereby at the Special Meeting held on January 30, 2026 in accordance with the requirements of MI 61-101 of the Canadian Securities Administrators.

Recent Activities

During the fiscal year ended December 31, 2025, and through the date of this Annual Report, the Company completed or entered into a significant number of transactions, product launches, and corporate initiatives. The Company’s activities during the period have focused primarily on: (i) expanding its Drone as a Service (“DaaS”) footprint through the acquisition of land surveying businesses in North America, the United Kingdom, and Asia-Pacific; (ii) consolidating technology platforms and intellectual property from related parties; (iii) advancing the Company’s defense and U.S. federal engagement; and (iv) continuing the development and commercialization of the ZenaDrone product family as described herein. Key developments are summarized below.

Acquisitions and Corporate Transactions

(i)DaaS Land Surveying Acquisition Program. During fiscal 2025 and through the date of this Annual Report, the Company completed approximately twenty-one (21) acquisitions of land surveying and related service businesses across the United States, the United Kingdom, Canada, and Asia-Pacific, as part of the Company’s strategy to reach twenty-five (25) DaaS locations by mid-2026. Businesses acquired during the period include Cardinal Civil Resources (Virginia), Smith Surveying Group (Jacksonville, Florida), Vara 3D (Utah), Casado Design Ltd. (United Kingdom telecommunications tower design), and others.

(ii)Acquisition of ZooOffice, Ecker Capital, and Related Patents. On March 17, 2025, the Company closed the acquisition of ZooOffice, Inc., Ecker Capital, LLC, and related patent assets from Epazz, Inc. and other related parties. These transactions consolidated enterprise software and intellectual property assets into the Company’s operating platform and are accounted for as common‑control transactions in the Company’s consolidated financial statements.

(iii)Acquisition of Othership Limited. On March 14, 2025, the Company closed the acquisition of Othership Limited, a United Kingdom‑based collaborative workplace software company. The acquisition expanded the Company’s enterprise software portfolio and established operations in the United Kingdom.

(iv)Additional December 2025 DaaS Acquisitions. On December 30, 2025, the Company closed three additional DaaS acquisitions, bringing the total number of DaaS acquisitions completed during fiscal 2025 to nineteen (19). The three acquisitions were: (a) Holt Surveying & Mapping, Inc., a Spokane, Washington‑based land surveying firm with operations across Washington state and Northern Idaho; (b) Andrew Spiewak Land Surveyor, Inc., a Chicago‑area land surveying and engineering firm; and (c) a Halifax, Nova Scotia‑based commercial window washing services firm, which represents the Company’s first acquisition in Canada.

(v)Acquisition of L.D. King, Inc. In January 2026, the Company completed its twentieth DaaS acquisition through the purchase of L.D. King, Inc., a Los Angeles‑based civil engineering and land surveying firm.

(vi)Asset Purchase Agreement with Epazz, Inc. Effective November 18, 2025, the Company entered into an Asset Purchase Agreement with Epazz, Inc. (the “Epazz APA”), pursuant to which the Company agreed to acquire the PIN Technology, ZD1000 Design Generation 4, ZD1000 Spraying Module, IQ Octo Drone, IQ Aqua, and Spraying Trailer Platform technology assets, together with all related intellectual property rights, source code, firmware, engineering files, CAD files, mechanical drawings, stress‑test data, prototype documentation, product documentation, and related branding and trade dress. The aggregate consideration payable under the Epazz APA consists of 10,000,000 Preferred Shares of the Company, each having a stated value of USD $3.00 per share, and 100,000 Super Voting Shares of the Company, each having a stated value of USD $30.00 per share, representing aggregate stated consideration of USD $33,000,000. The Epazz APA was subject to a condition precedent that the transaction be approved by the shareholders of the Company, and no shares were to be issued, transferred, or delivered until such shareholder approval was obtained. Shareholder approval was obtained at the special meeting of shareholders held on January 30, 2026, and the transaction is accounted for as a common‑control transaction in the Company’s consolidated financial statements. Under the Epazz APA, all patents, patent applications, inventions, and related intellectual property rights associated with the acquired assets are assigned to ZenaDrone Limited, a private limited company incorporated in Ireland and an indirect wholly‑owned subsidiary of the Company.

(vii)Acquisition of Australian Land Surveying Company. On April 20, 2026, the Company entered into a definitive share purchase agreement to acquire an Australian land surveying company, extending the Company’s DaaS footprint into the Asia‑Pacific region.

(viii)Acquisition of Andy Paris & Associates. On April 9, 2026, the Company completed its twenty‑first DaaS acquisition through the purchase of Andy Paris & Associates, a Lake Oswego, Oregon‑based land surveying firm founded in 1952 providing boundary, topographic, and construction staking surveys to commercial and infrastructure customers across Oregon and Washington. The acquisition complements the Company’s existing Portland‑area DaaS operations and strengthens the Company’s Pacific Northwest footprint. Following this acquisition, the Company has a total of twenty‑four (24) international DaaS locations.

(ix)Acquisition of NOW Solutions, Inc. On April 14, 2026, the Company completed the acquisition of substantially all of the material assets of NOW Solutions, Inc., a Richardson, Texas‑based human resources and payroll software company, through a sale process conducted under United States bankruptcy law. NOW Solutions delivers an HR and payroll platform branded emPath, serving customers that include schools, hospitals, municipal organizations, and government entities across the United States and Canada, with workforces generally in the range of 1,000 to 20,000 employees. The acquisition expands the Company’s Enterprise SaaS division by adding long‑standing government and public‑sector customer relationships and recurring revenue streams.

Operational and Strategic Developments

(x)Zena AI Baton Rouge Research and Development Center. During the first quarter of 2026, the Company announced the opening of the Zena AI Research and Development Center in Baton Rouge, Louisiana, to support the Company’s engagement with the U.S. Department of Defense, the Defense Advanced Research Projects Agency (DARPA), and other U.S. federal artificial intelligence and quantum computing initiatives.

(xi)U.S. Defense Engagement. The Company continued to accelerate its U.S. defense engagement efforts during the period, including customer field demonstrations and the planning of ZenaDrone pilot programs for fiscal 2026. The Company’s defense‑oriented product portfolio is intended to address emerging requirements in counter‑drone, maritime interception, and autonomous intelligence, surveillance, and reconnaissance (ISR) applications.

(xii)Record Annual 2025 Revenue. For the year ended December 31, 2025, the Company reported total revenue of CAD $12,912,722, representing growth of approximately 556% compared to fiscal year 2024. The DaaS segment contributed approximately 78% of the Company’s 2025 annual revenue.

(xiii)Advancement of the ZenaDrone Product Family. The Company continued the development and commercialization of its ZenaDrone product family during the period, including the ZenaDrone 1000 for agricultural and defense applications, the IQ Nano indoor drone for GPS‑denied environments, the IQ Square outdoor surveying drone, and the ZenaDrone 2000 maritime interceptor platform. Following the closing of the Epazz APA described above, the Company also integrated the PIN Technology, ZD1000 Design Generation 4, ZD1000 Spraying Module, IQ Octo Drone, IQ Aqua, and Spraying Trailer Platform technology assets into its drone product roadmap.

The table below provides information relating to certain long-term R&D projects we are currently researching or developing:

Item	Plan	Status	Next Steps
Quantum Computing and R&D Projects

We have an internal team of scientists and engineers researching how to apply quantum computing power to using multiple AI drones for tasks such as traffic management and weather forecasting and others. These applications will entail “drone swarms” or fleets of multiple drones working together as one for increased efficiency. As these projects need to process massive amounts of real-time data, the plan is to use quantum computing for processing utilizing Amazon Web Services Quantum Processing services to start.  The company has announced it plans to build its own 5 Qubit Quantum Computer as a more cost-effective way of doing this development.

The team currently consists of 15 engineers, and we are in the process of hiring more. The team is working on developing a number of projects listed below. The team is also currently research and isolating components to purchase to build a quantum computer.

Recruiting to bring the team to a total of twenty is currently ongoing.  Projects for weather forecasting applications, wildfire applications, and traffic management have started  and are ongoing. The quantum computer development and construction will happen over 2026. We are planning to do workplace management and scheduling applications via our enterprise SaaS business area utilizing Quantum in the future.

Quantum Computing “Clear Sky” Project

This project is focused specifically on weather forecasting for applications like extreme weather forecasting and wildfire detection and management using AI drone swarms of multiple drones. Drones will take in and analyze localized atmospheric data for faster and more accurate forecasting.

The team is working on a project it intends to launch as a beta and use with potential customers. Initial testing of the AI forecasting algorithms demonstrated a high level of accuracy.

This is an ongoing project. The company intends to work with government and private sector partners and potential customers on pilots to refine and improve and ultimately generate paid trials and sales of these solutions.

Zena AI and “Eagle Eye” Project

Zena AI was announced as an office located in Baton Rouge, Louisiana where the company will hire a team of engineers to work on advanced AI Defense applications. Eagle Eye is the name of the first project they will work on to provide autonomous drone operations such as voice activation for efficiency, for defense staff operating drones for purposes of intelligence, surveillance and reconnaissance applications in the field.

		The office location has been secured and recruiting and hiring is currently underway for up to eight engineers and AI specialists.	The office will be operational with first team members hired and onboarded by the end of Q1, 2026.
Quantum Computing “ Sky Traffic” Project	This project will focus on using drones to help governments manage traffic and help with emergency management.	The team is currently engaged in the initial phases of this project.	Work is ongoing to scope this project plan and move to the next stages of development over this year.

While we continue to pursue these initiatives in the development of our business, there can be no assurance that we will be successful in developing our business through these or any other initiatives we may undertake or that any of these or other initiative we may undertake will be successful, as currently contemplated or at all, which may have a material adverse effect on our business. See "Cautionary Statement Regarding Forward-Looking Information" and "Risk Factors" for more information relating to the risks associated with our business.

General Development of Our Business

ZenaPay

Our predecessor company ZenaPay was initially formed on August 31, 2017, to research and develop cryptocurrency wallets and cloud-based enterprise software solutions for the agriculture industry. On November 18, 2018, ZenaTech signed an industry exclusive software license with Epazz to utilize its point-of-sale, compliance, and blockchain supply chain software products.  ZenaPay launched its first software applications, ZenaPay Merchant and ZenaPay Wallet, in December 2017 to assist enterprises in the agriculture industry with compliance and sales. However, ZenaPay has never generated revenue and the Company has pursued other business interests since 2018 and, accordingly, the Company sold ZenaPay in October 2023 given it is not a material part of the business of the Company.

PacePlus, SystemView and ZigVoice

On February 11, 2019, we acquired PacePlus, Inc and its two subsidiaries SystemView Inc and ZigVoice Inc. The acquisition contributed to our growing technology offerings in expanding market sectors. Through PacePlus, SystemView and ZigVoice, we offer medical record software, Supervisory Control and Data Acquisition (“SCADA”) software, video surveillance software, and call center software. The software products are currently being used by businesses, government agencies, colleges, and healthcare providers.

PacePlus software products are part of a growing sector of the software industry. The electronic medical record requirement pursuant to the U.S. Affordable Care Act requires U.S. medical organizations to maintain electronic medical records. Many medical organizations in the United States cannot afford to maintain their information technology infrastructure and thus contract with companies that provide such software in the cloud. By using a cloud provider of medical records, medical organizations can focus on patient care instead of maintaining and upgrading their information technology infrastructure.

SystemView is a SCADA & Human-Machine Interface (“HMI”) Software designed to improve the efficiency of manufacturing equipment. SystemView includes the Real-Time SmartServer™, Trend Server, Alarm Server, and rapid development tools. ReportView optimizes plant operations by organizing equipment, space, and work. It is customizable with the Data Import Utility and Client Application Suite. It features a clear graphical display and spreadsheet options. SystemView Video Surveillance software is used by schools, colleges, and businesses to monitor access points. The Company is using the experience of SystemView to develop plant recognition software which is being modified using facial recognition technology to track and manage the health of plants.

ZigVoice, now marketed as Zigvoice, is an AI-powered outbound sales and contact management platform for call centers and enterprise sales teams. Zigvoice integrates with Twilio for telephony, LinkedIn Sales Navigator for lead sourcing, and the Zena AI Coach for real-time call guidance, enabling users to automate outbound calling cadences, transcribe and analyze calls in real time, surface coaching insights to sales representatives, and manage call center operations through a web-based dashboard. Zigvoice is delivered on a SaaS subscription basis and is being rolled out to ZenaTech’s enterprise customer base and to the consolidated land surveying subsidiaries for integrated sales enablement and customer-service automation.

ZenaDrone

We operate our emerging drone business through our subsidiary ZenaDrone. We have been developing our drone technology since 2018. We originally planned to use third party manufactured drone hardware for our drone business. However, it became apparent through market research that a suitably functional drone to assist farmers, our intended initial application  as envisioned by the Company, was not readily available. The drones on the market based on the Company’s research either had only limited flying time and required recharging overnight, were not able to accomplish the tasks required to obtain useful data for farmers or required operation by a commercial drone pilot  or had other functional limitations.

We therefore developed the ZenaDrone 1000, which we believe is a high quality drone relative to other drones currently available for outdoor multi-functional use. We subsequently developed the IQ Nano drone which is intended to be used indoors. Both the ZenaDrone 1000 and the IQ Nano are currently in the testing phases. We plan to develop a suite of drones for sale or for lease under a “Drone-as-a-Service” (“DaaS”) model and plan to continue developing a variety of drone technology as the market for drones grows. See “Our Drone Business” and "Recent Developments" for more information about our drone business. See "Cautionary Statement Regarding Forward-Looking Information"" and "Risk Factors" for more information relating to the risks associated with our business.

WorkAware

On August 1, 2020, we completed the acquisition of substantially all the assets (including customer contracts) of WorkAware, a company which had developed a cloud-based safety and compliance management solution for businesses that can be utilized in a variety of industries, including for field management services. WorkAware software combines safety, personnel, and operations paperwork into a single cloud-based platform, all run by an easy-to-use and accessible mobile app.

TillerStack

On January 14, 2021, we acquired the business of TillerStack, a company based in Berlin, Germany that provides field management solutions to businesses. TillerStack software provides easy access and a convenient system for the management of field workers. As the global mobile workforce continues to grow, the software allows for the optimization of field services by technicians, independent contractors, delivery workers, home healthcare service providers, and field sales employees.

PsPortals

On December 31, 2021, we acquired all the assets of PsPortals, a principal supplier of browser-based law enforcement software, which law enforcement can use to search a database during traffic stops for pertinent information. Its main products, such as Portal XL, offer a web server-based application with a “true” zero-footprint client. Requiring only a web browser, it may be connected as a user-interface for traditional message switching systems. It may also stand alone as a user-interface/portal to a secure interface that runs in the background or be connected via web services to other data sources. PsPortals products are fully NCIC and Nlets compliant, integrating the formatting, features, business rules, code tables, and manuals needed to effectively manage the user-interface to NCIC and Nlets.

Jadian

On March 17, 2025, we acquired ZooOffice. Jadian, doing business as ZooOffice, is a software and services company that provides comprehensive solutions to manage compliance, audits, inspections, licenses, permits, enforcement, quality assurance, and risk management. The company helps municipal and county governments, health facilities, restaurants and retailers manage their regulatory and compliance processes, workflow and reporting.

DeskFlex

On March 17, 2025, we acquired DeskFlex, which operates as part of ZooOffice. Deskflex is an AI room-booking software company that maximizes every room’s potential by transforming fixed-desk traditional office space allocation into a more dynamic desk hoteling or hot desk environment. DeskFlex helps cut real estate investment costs and ensures efficient office space and room occupancy for both complex large and small offices.

Interactive Systems, Inc.

On March 17, 2025, we acquired Interactive Systems, Inc. Interactive Systems is a subsidiary of Ecker Capital that provides software that manages all aspects of warehouse day-to-day operations including inventory management, e-commerce, order processing, and supports handheld devices for warehouse workers. The solution also features customized interfaces to automation and a variety of material handling equipment.

interlinkONE, Inc.

On March 17, 2025, we acquired interlinkONE. interlinkONE is a subsidiary of Ecker Capital that provides warehouse management solutions for maintaining multiple warehouses on different platforms and integrating them with associated applications for ERP, ecommerce and finance, such as WooCommerce, Salesforce, Zapier and QuickBooks.

Othership Ltd.

On March 14, 2025, we acquired Othership Ltd. Established in 2018 in London, in the United Kingdom, Othership is a collaborative workplace software company providing workplace scheduling and management solutions to remote-first businesses and individuals. ZenaTech plans to develop quantum computing-driven workplace scheduling solutions intended to increase business productivity including multinational companies with large and complex workforces, workplace scheduling challenges, and large portfolios of office spaces and locations.

Field Management Services

Field management services refer to the management of a company's resources employed at or en route to the property of clients, as opposed to resources employed at a company’s property. Examples include vehicle tracking, worker activity management, scheduling and dispatching work, ensuring driver safety, and integrating the management of such activities with inventory, billing, accounting, and other back-office systems of a company.

In the past, field management may be fragmented and disorganized due to all the moving parts in such workflows. However, the field management services technology developed over the past few years has simplified the process significantly. Field management services software now allows employees to connect remotely with a company’s office to access client data, schedule appointments, service clients and submit bills for the services provided to accounting software integrated with the software. In addition, companies using field management services software can track employees, route and dispatch them for services requested by clients. This has resulted in the development of crucial business processes such as real-time analysis of employee work, shortened billing cycles, and increased productivity. Other features of field management software include reducing overhead costs from paper-based management, marketing, and data analytics.

Examples of companies that often require field management services include infrastructure, mining, and agricultural companies. These companies hold a variety of assets, which require maintenance, away from company offices. These types of companies may also hold other assets that may be difficult to service given their location, accessibility, size, or surroundings.

We believe that drone technology presents a highly useful solution for these companies in servicing certain assets. Drones can be utilized to, among other things, access towers, survey land, access mines and otherwise retrieve useful data to allow companies to not only monitor their assets but service them as well. For example, telecommunications and utility infrastructure operators could utilize drones to access towers to assess potential damage, mining companies could remotely survey mining pits and agricultural companies could remotely monitor plants and capture relevant data. As a result, companies may save on time, effort and costs expended by their employees, and reduces the potential risk for incurring physical harm.

Principal Capital Expenditures

Listed below are the principal capital expenditures made by the Company during the year ended December 31, 2025. The Company did not have any divestitures during this period. The Company’s Drone as a Service (“DaaS”) operating segment was established in March 2025, prior to which all capital expenditures related to the Company’s enterprise software division. All amounts are presented in Canadian dollars. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the year ended December 31, 2025 for additional information.

	December 31,	December 31,	December 31,
	2025	2025	2025
	Software	Drone as a Service	Total
Principal Capital Expenditures
Computers	$ 9,001	$ 720,160	$ 729,161
Furniture and fixtures	5,429	333,858	339,287
Vehicles	22,189	3,956,774	3,978,963
Leasehold improvements	54,000	173,280	227,280
Business equipment	2,145	6,621,244	6,623,389
Disposals	—	(20,188)	(20,188)
Total Capital Expenditures	$ 92,764	$ 11,785,128	$ 11,877,892

Total cash capital expenditures for property, plant and equipment for the year ended December 31, 2025 were CAD $11,877,892, compared to CAD $204,816 for the year ended December 31, 2024. The increase reflects the build-out of the Company’s DaaS operating segment, which contributed CAD $11,785,128, or approximately

99%, of the Company’s total capital expenditures during the year. The remaining CAD $92,764, or approximately 1%, related to the Company’s enterprise software division and consisted primarily of computer equipment refresh and leasehold improvements at the Company’s corporate offices.

Capital expenditures within the DaaS segment were driven by the addition of operating assets associated with the land surveying businesses acquired by the Company during the year. The largest category, vehicles, of CAD $3,956,774 reflects the work trucks and field vehicles required to service multiple survey crews across each acquired location. Business equipment of CAD $6,621,244 includes survey instruments, total stations, GPS rovers, light detection and ranging (LiDAR) systems, and drone hardware deployed in the field. Computers of CAD $720,160 include computer-aided design (CAD) workstations, photogrammetry processing servers, and ruggedized field tablets used by survey crews. Furniture and fixtures of CAD $333,858 and leasehold improvements of CAD $173,280 reflect the office build-outs at the Company’s expanding network of DaaS locations.

Capital expenditures within the Software division were limited to maintenance-level investments at the Company’s corporate and enterprise software offices, including approximately CAD $54,000 of leasehold improvements, CAD $9,001 of computer equipment, and CAD $5,429 of furniture and fixtures.

In addition to the property, plant and equipment additions disclosed above, the Company made the following principal investing outlays during the year ended December 31, 2025: (i) CAD $7,638,151 in cash consideration for business acquisitions; (ii) CAD $2,245,754 in capitalized product development costs related to the Company's drone and software platforms; and (iii) CAD $9,233,029 in marketable securities. Total cash used in investing activities for the year ended December 31, 2025 was CAD $29,348,886, as set forth in the Company's Consolidated Statements of Cash Flows.

In addition, the Company has a contractual commitment to acquire a residential property in Sharjah, United Arab Emirates, from Arada Developments LLC, with a total contracted price of approximately AED 2,403,000 (CAD $941,495), of which approximately CAD $898,313 had been paid as of December 31, 2025, with the remaining balance payable in scheduled installments through May 2027.

Our principal capital expenditures and capital commitments currently in progress relate primarily to our drone business, including: (i) the continued expansion of the Company’s DaaS network of locations and the deployment of additional vehicles, drones, and survey instruments to support the Company’s strategy to reach approximately twenty-five (25) DaaS locations by mid-2026; (ii) the continued development and integration of the technology platforms acquired from Epazz, Inc. under the November 18, 2025 Asset Purchase Agreement (PIN Technology, ZD1000 Design Generation 4, ZD1000 Spraying Module, IQ Octo Drone, IQ Aqua, and Spraying Trailer Platform); (iii) the establishment and tooling of the Company’s drone manufacturing operations through Standard One sp. z o.o. in Rzeszów, Poland; (iv) the build-out of the Zena AI Research and Development Center in Baton Rouge, Louisiana; (v) the establishment of additional international subsidiary offices, including in South Korea, Vietnam, Japan, and Germany; and (vi) the residential property acquisition in Sharjah, United Arab Emirates, described above. The Company expects to fund these capital expenditures and capital commitments from a combination of cash on hand, cash generated from operations, and proceeds from the Company’s at-the-market equity program with Maxim Group LLC.

Our Software Business

Our enterprise software technology business specializes in mission-critical cloud-based applications integrated with smart hardware to deliver innovative solutions across diverse industries. The Company operates in software development technology, sales, and distribution. We sell software licenses to our cloud builder applications. We have been upgrading our software products to be more competitive with other companies on the market. We have been upgrading the user interface of our software products to reflect a modern look and feel to the software products, making them more attractive to the modern business software user, as well as creating new websites to attract new customers. We have been moving our applications from static servers to cloud platforms such as Amazon Web Services (“AWS”) to provide our existing customers with new packages which allow them to better scale their applications. Our mechanical engineers work with our software developers to integrate software applications into computer hardware products.

ZenaTech, Inc. is the parent holding company that operates our software business through the following subsidiary companies:

•WorkAware, Inc., originally incorporated under the name ZenaPay, Inc., a British Columbia, Canada, company, provides cloud-based enterprise safety and compliance management software and mobile solutions that can be utilized in a variety of industries including field management services,

•PacePlus, Inc.(“PacePlus”), a Wyoming, United States of America (“USA”), company, provides cloud-based enterprise software solutions for the medical records industry, with its subsidiaries,

•SystemView, Inc. (“SystemView”), a Wyoming, USA, company, provides software solutions for the automated facility management industry, and,

•ZigVoice, Inc. (“ZigVoice”), a Wyoming, USA, company, provides software solutions for the contact center industry,

•WorkAware, Inc., a Wyoming, USA company, provides cloud-based enterprise safety and compliance management software and mobile solutions that can be utilized in a variety of industries including field management services,

•TillerStack, GmbH. (“TillerStack”), a German company, provides cloud-based enterprise field service management software and mobile solutions for a variety of industries,

•TillerStack, Inc. was established for US sales of TillerStack software products.

•ZenaDrone GmbH (“ZenaDrone Germany”) was established for drone sales and drone services in Germany.

•PsPortals, Inc. (“PsPortals”), a Delaware corporation, provides browser-based enterprise software applications for public safety, and,

•ZenaTech, Inc, (“ZenaTech US”), created for conducting future acquisitions in the United States of America, and its subsidiary,

•ZenaDrone, Inc., a Wyoming corporation, established for the purpose of selling the drone in the United States of America.

•Ecker Capital, Inc. (“Ecker”), a holding company for the following companies:

•Interactive Systems, Inc., a software inventory management company,

•interlinkONE, Inc., a SaaS cloud-based solutions for warehouse and inventory fulfillment company, and

•ESM Software, Inc., a software technology provider specializing in developing business strategy management solutions.

•ZooOffice, Inc., DBA Jadian, a global software and services company that provides complete solutions for companies for the purposes of managing companies’ compliance, and its subsidiary,

•DeskFlex, Inc., provides smart desk booking and office hoteling software solutions.

•Othership Inc. is a collaborative workplace software company providing workplace scheduling and management solutions to remote-first businesses and individuals.

•Drone as a Service, Inc, a Wyoming Corporation, opened in anticipation of 2025 operations in the drone industry.

•Spider Vision Sensors, Ltd., organized in late 2024 is a sensors and component manufacturing facility in Taipei, Taiwan to supply components that will be used in the ZenaDrone products.

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

Interactive Systems, Inc.

•Improved planning tools with the capability to group by one or many order header fields •Capability to name a wave and preview results with expanded wave summary information • One step Cancel Wave option if it did not create a balanced workload

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

ilinkMRC is a cloud-based Marketing Resource Center solution that saves companies time and money while  controlling their brand. In a nutshell, the Marketing Resource Center allows  teams, clients, and other stakeholders access to marketing assets and materials in one centralized rules-based solution.

ilinkDAM Software	Cloud Based Digital Asset Management Solutions	interlinkONE, Inc.

Digital Asset Management, or DAM, is a unique cloud-based storage solution, a process by which an individual or organization seeks to categorize, store and share all of its digital assets.  The value of having a centralized storehouse for company digital assets, can be demonstrated through the sheer volume of the images, videos, photographs and other virtual products many companies create, consume and share.

Our acquisition of Ecker Capital and ZooOffice added four revenue-generating companies to our business, two of which are software inventory management entities,  one of which provides smart desk booking and office hoteling software solutions and another one of which provides complete solutions for management compliance.  Despite this diversification, our core software products, which are currently offered through our well-established entities such as WorkAware, PacePlus, SystemView, ZigVoice, WorkAware, TillerStack, and PsPortals, should remain unaffected by this expansion. These software products have been integral to our current business, and we have no intentions of altering their usage or compromising their efficiency during this transition.

See "Recent Developments" for more information about products we have recently acquired. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" which is incorporated by reference for a discussion of the factors affecting the results noted in the table above for the periods presented.

Software Product Description

The following provides a description of our software products:

PacePlus, Inc. Products

Electronic Health Records Software

PACE+ is an integrated, cloud-based Electronic Health Records (“EHR") and Database Management System designed for behavioral healthcare and human services. PACE+ offers a comprehensive set of tools for managing a professional medical practice using EHR.  An EHR is a digital version of a patient’s paper chart. EHRs are real-time, patient-centered records that make information available instantly and securely to authorized users. While an EHR contains the medical and treatment histories of patients, an EHR system is built to go beyond standard clinical data collected in a provider’s office and can be inclusive of a broader view of a patient’s care. PACE+ is a comprehensive EHR solution.

PACE+ integrates EHR with Practice Management. Practice Management covers the set of activities used to manage the day-to-day operations of a clinic, such as appointment scheduling, billing, and other administrative tasks. EHR improves medical practice management by increasing practice efficiencies and cost savings. The patient portal and secure web-based platform personalizes care delivery, increases patient safety and minimizes costs for medical practices of all sizes,  ranging from one to 100+ physicians. A practice with two to five physicians is the most common size in the U.S. Healthcare providers are faced with many challenges such as improving care quality,  monitoring patient safety, managing costs, complying with the latest regulations and meeting performance benchmarks set by the healthcare industry. Performance benchmarks involve collecting and reporting data on practices, clinical processes and outcomes. Measuring clinical performance can be helpful to track the improvement in the practice over time. PACE+ shows important data in an accessible graphical format. Our web-based EHR solution addresses these challenges by connecting all the disparate points of the healthcare continuum to drive desirable outcomes, including subsidy payments that can be in the form of insurance or third-party payments. PACE+ server-based secure cloud platform allows clients to access their information easily.

A practice can maintain a complete electronic client record, including data collection of care visits, service providers, and locations across multiple programs. PACE+ helps eliminate redundant record-keeping. The scheduler tracks client, staff, and group appointments. It is easy to use, and it interfaces seamlessly with service authorization tracking, service history and billing.  PACE+ can generate financial reporting data in any format, which can be then imported into accounting systems (e.g., web-based or desktop accounting solutions which have capabilities to import financial data), including electronic claims and remittance, third-party insurance, and client, municipality, and grantor billing.

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

SystemView, Inc. Products

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

Video Surveillance Software

SystemView’s Strand surveillance management system is a “lean client,” which designates the server for a majority of the data processing. This setup ensures stability in the surveillance system and allows users to control their system from any location in the world without having to download client software from a CD. Protecting the soundness of operations in a surveillance system can often be a difficult endeavor. With Strand’s web-enabled reporting tools and support diagnostics, and with customized camera labels, keeping track of your surveillance operations is simplified, and enabled from anywhere in the world, at any time.

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

Othership Products

Established in 2018 in London, in the United Kingdom, Othership is a collaborative workplace software company providing workplace scheduling and management solutions to remote-first businesses and individuals. ZenaTech plans to develop quantum computing-driven workplace scheduling solutions intended to increase business productivity including multinational companies with large and complex workforces, workplace scheduling challenges, and large portfolios of office spaces and locations.

Our Drone Business

The Company has designed, built, and tested its first commercial drone, referred to as the ZenaDrone 1000. We have also developed our second drone product line- the IQ Series. This consists of the IQ Nano drone for indoor use, the IQ Square drone for line-of-site outdoor use and the IQ Quad which is used primarily for land surveying. Both the ZenaDrone 1000 and IQ Nano are in the pilot testing phase, while the IQ Square and IQ Quad are in the development and testing phase. We continue to expand our business into drones. The Company is developing, and working to incorporate over time, its drone business through the following subsidiary companies:

•ZenaDrone, Inc. (“ZenaDrone”), a Wyoming, USA, company, and its subsidiaries,

•ZenaDrone Limited (“ZenaDrone Ltd”), an Irish entity established for the Irish and European Union drone sales and drone services operations. The Company created ZenaDrone Limited to register with the Irish Aviation Authority,

•ZenaDrone Manufacturing, Inc, an Arizona Corporation, established to manufacture drones in the United States of America,

•ZenaDrone, Trading LLC (“ZenaDrone LLC”) a Dubai, United Arab Emirates (“UAE”) company, established for the drone commercial, marketing and sales drone operations, and its subsidiary,

•ZenaDrone Manufacturing (FZE) (“ZenaDrone FZE”) a Sharjah, UAE company, established for the manufacturing of drones and batteries.

•Drone as a Service Inc., a Wyoming, company organized as a subsidiary of the Company, offers or will offer drone services for farmers or for land surveying and other applications, on a pay-as-you-go and subscription model to be offered through both the Company and through partners.

•Weddle Surveying, Inc., a Tigard, Oregon based professional land surveying company, serves residential and commercial clients within the Portland Metropolitan region and surrounding areas of Northwest Oregon and Southwest Washington.

•KJM Land Surveying, based in Pensacola, Florida, provides a range of professional land surveying services, including boundary surveys, ALTA surveys, as-built surveys, topographic surveys, and elevation certificates to residential and commercial and construction sectors for over thirty years.

•Spider Vision Sensors Ltd., a Taipei, Taiwan company, established under ZenaTech to source and manufacture component parts that will be used in our drones such as sensors, PCB boards, and cameras to ensure ZenaDrone's supply chain is National Defense Authorization Act compliant, meaning no components come from China. This is a requirement for selling our drones to United States defense agencies and the United States government.

•Wallace Surveying Corporation, a West Palm Beach, Florida corporation. Wallace is a well-established land survey company with thirty years of experience. Wallace provides construction and land development surveys delivering accurate and reliable data that supports project planning and design for developers, contractors, engineers, and architect customers

•Survey East, Inc., DBA Miller Land Surveying Corporation, based in Lake Worth, Florida, on April 10, 2025. Miller provides a land survey and mapping company with a 40-year history and deep portfolio of business customers in the Palm Beach County area of South Florida.

•Empire Land Surveying (“Empire”) of Pensacola, Florida, is a land survey company with over twenty years of experience providing residential and ALTA surveys. The company operates in Pensacola, Florida area and its surroundings.

•Laventure & Associates, Inc., of Fort Pierce, Florida is a land surveying, mapping, and service corporation with in-house expertise to service the powerline inspection market.

•Atlantic Civil Engineering, Inc., a Port St. Lucie, Florida corporation, is a civil engineering firm servicing Florida and neighboring states. Both Laventure and Advanced Civil Engineering, Inc. operate under the Laventure name.

•Morgan Surveying, Inc., of Greensboro, North Carolina, is a land surveying firm with a strong portfolio of municipal, county and private sector clients. Morgan operates in Guilford County and surrounding areas.

•Cardinal Civil Resources of Williamsburg, Virginia, is a land surveying and engineering firm with operations across Virginia, North Carolina, and South Carolina.

•Lescure Engineers, Inc. of Santa Rosa, California, a civil engineering and land surveying firm. Lescure Engineers provides full-service civil engineering since 1979, land surveying, and development planning solutions, with expertise spanning water and wastewater systems, utility and drainage planning, commercial and winery permit applications, construction and subdivisions.

•A&J Land Surveyor, Inc., a Jacksonville, Florida, land-based survey and engineering firm founded in 1995, specializes in complex surveying projects across aviation, utility, and infrastructure, with expertise in runway surveys, hangar projects, and utility development. The firm is well established in Jacksonville and has longstanding relationships with leading regional aviation and utility authorities.

•Putt Land Surveying  of Tucson, Arizona, a land surveying company with over forty years of experience providing services.

•ZenaTech acquired Rampart Surveys of Woodland Park, Colorado, a land surveying company with over 20 years of experience.

•ZenaTech acquired Smith Surveying Group of Jacksonville, Florida, a land surveying company with over 6 years of experience providing construction, staking and monitoring services, as-built surveys, right of way surveys, topographic surveys and high-definition 3D scanning.

•Casado Design Ltd., a Weston-Super-Mare, United Kingdom-based corporation. Casado specializes in site surveys for construction, landscaping, and property assessment, CAD services for telecoms sites, encompassing General Arrangement (GA), Detailed Design (DD), and As-Built (AB) drawings, wind turbine design, solar park design, 3D

Modelling, fire safety plans, EV charging parks, residential projects, school trust full M&E drawings, and lease agreements.

•Vara 3D, Inc., a Murray, Utah, based corporation. They are a land surveying company providing construction staking; boundary surveys; solar and water treatment site surveys; and 3D modeling.

•Andrew Spiewak Land Surveyor, Inc., (“Spiewak") of Park Ridge, Illinois, based corporation, is a land surveying company providing boundary surveys, as-built surveys, and condominium surveys.

•Sunrise Window Cleaners, a Hammonds Plains, Nova Scotia based corporation with over fifteen years of experience providing window cleaning and related exterior maintenance services.

•L. D. King Engineering Co. Inc., an Ontario, California based corporation with over sixty years of experience providing surveying, engineering, land development, construction management, planning, and quality control services.

•Holt Surveying & Mapping, Inc., a Spokane, Washington based corporation with over eight years of experience providing boundary, ALTA, topographic and construction staking.

•Andy Paris & Associates, Incorporated, a Lake Oswego, Oregon based corporation with over 75 years of experience providing land surveying services to residential and commercial clients.

In addition, the Company has entered into letters of intent to acquire two more land surveying companies and one power washing company on terms similar to the above which are expected to be completed in 2026. We are in the process of developing these businesses and integrating them into our drone operations. See "Recent Acquisitions – Acquisitions of Land Surveying Companies" above for more information. See also "Risk Factors" and "Cautionary Note About Forward-Looking Statements" with respect to risks related to our business, including the risks of integrating acquisitions into our business.

Our Drone Products and Solutions

We have developed the ZenaDrone 1000, which is 12x7 foot VTOL (Vertical Takeoff and Landing) drone that carries up to 40 kilos, flies for up to an hour and will be used for commercial and defense customer use cases when fully ready (we do not have any defense customers as yet). The ZenaDrone 1000 is generally larger than other commercial drones and made of carbon fiber to keep it lightweight. It has eight electronic motors and uses a blend-wing body to lift the drone during flight, providing stability and easy maneuverability. The ZenaDrone 1000 can self charge on charging pads that can be placed at various locations at a site.

The production model, drone #15 of this drone, is being produced and tested at the Company’s UAE facility. The Company is adding a proprietary communications system to this drone to be used in communications denied or unavailable environments.  The Company also plans to add its own batteries from its sister company Galaxy Batteries to this drone and plans to produce a gas-powered version for longer flight times.  Due to new US policy directives posed to spur drone industry growth, the Company plans to use the ZenaDrone 1000 for both commercial and defense uses, however, we have no defense contracts as yet.

Agricultural Solutions

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

•Customizes models and risk assessment metrics that can be imported and/or built within WorkAware, allowing users to measure operational risks and financial, technological, and legal problems through their metrics

•Integrates and correlates IT information security through risk controls and compliance

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

Prototype-Stage Drone Solutions for Defense Markets

The Company has Counter-UAS drone solutions at the prototype building stage. The ZenaDrone 2000 is a gas-powered maritime-launch interception drone. The platform is being purpose-built to detect and simultaneously intercept multiple incoming unmanned aerial threats at a fraction of the cost of conventional countermeasures such as missiles. It is part of an integrated defense system along with a marine-based launch and refueling station called the IQ Glider, also at the prototype building stage. The Company is also working on a one-way, low-cost expendable interceptor drone (Interceptor P-1) that will launch from the IQ Glider, part of the integrated defense system.

The following IQ series drone solutions have been developed or are under development by ZenaDrone:

IQ Nano	Beta release and testing in-house development and undergoing a paid trial with a multinational auto parts customer.

Compact 20x20 and 30x30 inch (comes in two sizes) autonomous indoor quadcopter rotary drone with software, sensors/cameras and a recharging pad currently used for inventory management applications reading bar codes and collecting inventory data for input into a database/company ERP system. The IQ Nano can also be used for warehouse mapping, for monitoring, and for warehouse safety and inspection applications.

IQ Square	Undergoing in-house development and testing.

A 40x40 and 50x50 (comes in two sizes) inch indoor/outdoor autonomous drone to be used for a variety of inspection, safety and monitoring applications. This is the drone that will be used for line-of-sight Land Surveys.

IQ Quad	Undergoing in-house testing at DaaS locations for land surveys.

The IQ Quad is an AI drone that is purpose-built for fast and accurate land surveys and mapping. It is a medium-class, field deployable quadcopter that features a durable, weather-resistant carbon fiber airframe, autonomous recharging station with retractable landing gear. It features a modular design with a 2–3 kg payload capacity, offering up to 45 minutes of flight endurance and an operational range of up to 5 km.

IQ Aqua	In prototype version

IQ Aqua is an autonomous underwater vehicle (AUV) prototype intended for multiple underwater use cases across defense and commercial markets such as underwater mine detection, offshore energy pipelines, subsea cables, and maritime infrastructure, reducing reliance on costly diver deployments.

IQ Glider	Working on Prototype	A marine-based launch and refueling station for interceptor drones that will work as part of an integrated Counter-UAS defense system.

Our Plan of Operations for Drones

We are currently testing our ZenaDrone 1000, IQ Square, IQ Nano and IQ Quad drones and plan to manufacture and sell these drones directly to government and defense customers. These drone services or drone product solution sales are subject to internal testing and pilot programs before being completed. They are also subject to completion of regulatory approvals or certifications required by government or defense organizations. We also plan to use our drones internally as part of our Drone as a Service model.

The Company has acquired and is in the process of acquiring land surveying, inspection or power washing companies and plans to integrate our drone solutions into these companies to improve the speed and precision of services provided by them. The Company also plans to sell our DaaS drone services to US business customers in multiple sectors, and to government customers. We also plan to sell under the DaaS model via our Dublin, Ireland and our Dubai, UAE company-owned DaaS offices.

ZenaTech registered our Drone as a Service company which will provide pay-as-you-go and subscription-based turnkey drone services. The service is intended for those business or government customers that want to use drones occasionally for specific tasks like power line inspection or land survey or a plant tracking application, rather than having to invest in the drone hardware, software, and the necessary regulatory drone pilot certifications to own it themselves. The company plans to offer these services in the US and globally.

ZenaTech plans to continue to design and develop a variety of other drones as the market for drones continues to develop. We plan to pursue new drone applications in a variety of sectors, from agriculture to infrastructure to mining.

ZenaTech plans to develop markets for our drones in the United States, Canada, Germany, Dubai, and other global locations. We opened manufacturing, assembly and testing facilities in Dubai in 2022, and are currently in the process of opening our production facility near Phoenix in Mesa, Arizona, USA. Because the Company’s drone is designed and manufactured in-house, the Company can control the quality, design, software, systems integration, and the costs of production, to deliver an inherently stable solution.

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

The Company is in the process of commissioning a new larger facility for our out sensors and component manufacturing facility office in Taipei, Taiwan to supply components that will be used in ZenaDrone products. Spider Vision Sensors Ltd., established in 2024, will ensure ZenaDrone’s products and entire supply chain are compliant with the U.S. National Defense Authorization Act (NDAA) to enable qualification for approved supplier status to sell to the U.S. Military.

We launched a Quantum Computing R&D initiative and several projects for traffic optimization, weather forecasting and advanced AI applications for defense in 2025 which are currently in the development stage. These projects involve a team of AI specialists and engineers working on developing the next generation of drone and AI applications for various government and defense applications.  These projects are expected to incorporate real-time drone data, drone swarms or fleets, and massive data sets beyond the capabilities of computers today. The company plans to use cloud or outsourced quantum computing platforms from providers like Amazon Web services. We plan to research and build an in-house quantum computer to more cost effectively develop these solutions over the longer term.

Legal Claims

ZenaTech signed a Memorandum of Understanding with NightSun, LLC to create a joint venture for the marketing and sale of drones to the Native American tribes. The joint venture established two LLCs in which NightSun would own 51% of the LLCs and ZenaDrone 49% of the LLCs. However, NightSun failed to perform its obligations under the arrangement and the Company terminated the arrangement as a result. NightSun subsequently filed a claim in the Shoshone & Aropaho Tribal Court, Wind River Indian Reservation, Wyoming for purported breach of contract. The Company believes this claim is frivolous and without any merit and will defend itself vigorously and seek costs, if required, as our understanding is that NightSun has been dissolved in Wyoming for not paying taxes.

Market Regulation

The regulation of drones is determined by each jurisdiction in which they are used. The following table sets forth certain information about the regulation of drones in the various jurisdictions where we are in the process of seeking regulatory approvals for the operation of drones. We also plan to seek regulatory approvals in other jurisdictions as our business expands. We expect customers may be able to rely on our permits in the various jurisdictions to fly drones, subject to applicable regulatory requirements, however, a qualified remote pilot license holder with training may be required to fly them.

Country	Category	Criteria	Gov. Body	Approx. timing	Status
Ireland	PDRA G03 (Pre-defined Risk assessment)

PDRA G-03 is an AMC6 to Article 11 to Regulation 2019/947. The main criteria for drones to be considered under this assessment are as follows: - BVLOS (Beyond Visual Line of Sight) should be in the range of C2 (Command and Control) link (radio line of sight).

Controlled or uncontrolled airspace.

Operating at a maximum height not more than 30 meters from ground.

Operating no more than 30 meters horizontally from an obstacle and at a maximum height of 15 meters from the obstacle; where the obstacle does not exceed 20 meters in height, operations may be conducted up to 30 meters from the obstacle or no more than 50 meters above ground level.

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

Typical Kinetic Energy of up to 34kJ.

BVLOS (Beyond Visual Line of Sight) should be in the range of C2 (Command and Control) link (radio line of sight).

Overflown area should be sparsely populated where populated area should be considered as a 'Congested Area' as defined in Regulation (EU) No 965/2012 (Air Operations Regulation): In relation to City, Town or Settlement, any area which is substantially used for residential, commercial, or recreational purposes.

			Irish Aviation Authority. The EASA rules book must be followed	3-5 months.	Waiting for approval on amended application due to changes to updated specifications of drone
Germany	PDRA G03 (Pre-defined Risk assessment)	EASA and aviation rules are same as Ireland for Germany as they are member of state. Both countries should comply with all the rules generated by EASA. (European Aviation Safety Authority).	German Federal Aviation Office. EASA rule book must be followed.	8-10 weeks minimum	Not applied yet.

UAE	N/A

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

		Drone registration with Dubai civil aviation authority and get NOC from them. Drone registration to general civil	4-5 weeks	Permission granted.

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

aviation authority and get NOC from them, Ministry of defense approval.

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

Penetrates No flying Zone without appropriate GCAA Approval.

Any other applicable occurrence as prescribed by CAAP 22.

ADDITIONAL REQUIREMENTS TO FLY DRONE IN DUBAI

A no objection certificate must be issued from DCAA (Dubai Civil Aviation Authority) before flying drone in Dubai.

USA	Medium large Category drone operation.

1.Part 107: Commercial Small UAS Rules (Visual Line of Sight)

The ZenaDrone 1000 qualifies as a small UAS (<55 lbs) under Part 107, so it must:

Be registered under 14 CFR Part 48 (Federal DroneZone registration).

Be operated within VLOS, below 400 ft AGL, during daytime, with other Part 107 standard restrictions

Pilots must hold a valid Remote Pilot Certificate with a current FAA Airman Certificate

		Federal aviation authority (FAA).		Permission Granted.

2. FAA Exemption for Visual Line-of-Sight Operations ZenaTech has received a formal FAA exemption to perform VLOS commercial operations and data collection with ZenaDrone 1000, enabling live demos and test flights in the U.S. commercialuavnews.com zenatech.com

This exemption is necessary because the platform exceeds standard Part 107 thresholds (e.g., weight or performance specs).

Canada	SFOC-RPAS

CRITERIA FOR FLYING DRONES IN CANADA

Drone operations are generally divided into two namely categories Basic and Advanced.

For operations that fall outside the Basic and Advanced categories, operators are required to apply for a Special Flight Operations Certificate (SFOC) for Remotely Piloted Aircraft Systems (RPAS).

SFOC-RPAS gives drone permission to carry out those specific operations under special conditions.

The SFOC-RPAS permission is of two types: -

•Lower Risk

•Higher Risk

Lower Risk permission may be obtained under following conditions: -

•Flying less than 5.6 km (3 NM) of a military aerodrome.

•Flying more than five RPAs of the same time from a single control station and at more than 9.3 km (5 NM) of an aerodrome in uncontrolled airspace.

		Transport Canada	8-9 weeks minimum	Not applied

•Flying at an advertised event.

•Organize an RPA special aviation event.

Higher Risk permission may be obtained under following conditions: -

•Flying a drone weighing over 25 kg.

•Flying beyond visual line-of-sight.

•Flying above 122 meters (400 ft).

•Flying more than five RPAs of the same time from a single control station and at less than 9.3 km (5 NM) of an aerodrome or in controlled airspace.

•Carrying dangerous or hazardous payloads (e.g. chemicals).

Turkey

In Turkey, we have a dedicated space at a private airfield facility that includes its own approved airspace and runway for testing our drones. This arrangement allows us to conduct Beyond-Visual-Line-of-Sight flight tests within the facility boundaries without any additional requirements. By operating in this self-contained airspace, we bypass the typical approval hurdles and can carry out our drone testing more efficiently and flexibly

All patents from the above table are exclusive licenses.

We plan to apply for approvals in Germany and Canada after receiving approval in Ireland.

Regulatory Approvals Being Sought

The following table provides information regarding certain regulatory approvals we are seeking:

Application for Green UAS certification

We plan to obtain the Green UAS (Unmanned Aerial System) certification for our IQ Square drone, IQ Nano drone and ZenaDrone 1000 drone and have initiated the application process. This certification is generally required to sell to certain government agencies, law enforcement, first responders, and some commercial enterprises. This also serves as a pathway to Blue UAS certification to enter the US defense market to sell directly to the Department of Defense.

We are completing the product and software controls needed for Green UAS. We are currently completing the internal cybersecurity controls, NDAA (National Defense Authorization Act) documentation and ensuring that other applicable requirements are in place to support certification.

The process takes several months while the AUVSI  organization that administers this goes through their testing and verifying process. The company plans to apply for Blue UAS certification next upon receipt of Green certification.

The following provides a description of the requirements to obtain Green UAS Certification followed by Blue UAS Certification to become compliant with US National Defense Authorization Act (NDAA) requirements to enable qualification status to sell to the US military. Blue UAS certification is intended to support our alignment with NDAA compliance. Generally it takes several months to obtain this certification, however, due to the White House Executive Order policy directives of July 6, 2025, this timeline may be expedited, although no announcement has been made by the White House in this regard.  Hence, the Company intends to apply for Green UAS Certification first which is considered a steppingstone to Blue. It could take several months to get Green as well as several months to get Blue qualification, there is no specific timeframe given by AUVSI (administers Green UAS) or the DoD (administers the Blue UAS).

US Military Certification Requirements	Time Frame	Anticipated Cost
Green UAS certification requires an application through the AUVSI organization. They will test the drone system and certify it for cybersecurity controls and country of origin documentation.	The process takes several months.	$10K for membership and up to $55K per platform
Blue UAS Certification requires and application through the Department of Defense Innovation Unit. It is the same as the Green certification but with more stringent requirements.	The process takes several months.	Not publicly available

Recent US Policy Directives

There were multiple US policy directives from June 2025 till April 2026 that may impact the future prospects for drone companies in the USA:

White House Executive Order: “Unleashing American Drone Dominance” (Executive Order 14307, June 6 2025)

In early June, the White House issued Executive Order 14307, titled Unleashing American Drone Dominance. This directive mandates accelerated FAA rulemaking to enable Beyond Visual Line of Sight (BVLOS) operations, AI assisted waiver approvals under Part 107, and an eVTOL Integration Pilot Program. It directs all federal agencies to prioritize U.S. manufactured drone systems, secure the supply chain from foreign influence, and promote exports of domestically produced drones. Agencies are instructed to establish a Covered Foreign Entity List and take rapid regulatory action to foster domestic industry innovation and streamlined certification processes.

“Big Beautiful Bill” (One Big Beautiful Bill Act, signed July 4 2025)

Signed into law on July 4, the “One Big Beautiful Bill Act” includes the largest federal funding commitment to unmanned systems since the Reaper era. The Act channels approximately $33 billion toward drones, autonomy, and AI systems through government stimulus and infrastructure spending. While the legislation is better known for tax reforms and other provisions, it embeds significant funding for drone acquisition and commercialization across public and private sectors

Secretary of Defense Policy Directive: “Unleashing U.S. Military Drone Dominance” (July 10 2025)

On July 10, Secretary of Defense Pete Hegseth issued a sweeping memo directing the Pentagon to rapidly scale and modernize U.S. military drone capabilities under the banner “Unleashing U.S. Military Drone Dominance.” The directive mandates each service branch to form active duty drone units by September and to equip every Army squad with expendable small drones (treated like munitions) by late fiscal 2026. It also orders reforms to procurement, simplifying testing/training, encouraging private capital, expanding the Blue UAS certification program, and banning reliance on certain foreign components.

FAA BVLOS Proposed Rule (Aug 2025):

The FAA’s proposed rule to enable routine beyond-visual-line-of-sight (BVLOS) drone operations is the most significant commercial unlock for the industry, laying the groundwork for scalable use cases like delivery, infrastructure inspection, agriculture, and public safety. By introducing frameworks for detect-and-avoid systems, automated service providers, and more flexible aircraft approvals, it signals a shift toward normalized, repeatable drone operations. While still pending finalization, it meaningfully expands the long-term addressable market for compliant, enterprise-grade drone platforms and services.

Federal Restrictions on Foreign Drones (Dec 2025 implementation):

Expanded enforcement of procurement restrictions under the American Security Drone Act now bars U.S. federal agencies from buying or using drones and related services tied to prohibited foreign entities, significantly reshaping the competitive landscape. This strengthens the position of U.S.-aligned manufacturers and service providers with secure, compliant supply chains, while creating headwinds for companies dependent on restricted foreign components or platforms. It effectively channels federal and adjacent demand toward “trusted” drone ecosystems.

Broader UAS Procurement & Supply Chain Rules:

U.S. government procurement policy now more explicitly defines risk across the entire drone stack—including sensors, radios, software, and data systems—rather than just the airframe. This elevates the importance of transparent, secure, and domestically aligned supply chains for companies seeking federal or critical infrastructure contracts. As a result, competitive advantage increasingly depends on full-system compliance and the ability to demonstrate trusted sourcing and data security.

DoD Counter-UAS Policy Update (Dec 2025 / Feb 2026):

The updated Department of Defense counter-UAS guidance expands authority and flexibility for detecting and mitigating drone threats within the U.S., reflecting rising national security concerns around unmanned systems. This strengthens demand for counter-drone technologies, including detection, tracking, and mitigation solutions, and reinforces the strategic importance of domestic drone and airspace security capabilities. It signals continued government investment in defense-related drone infrastructure.

FAA Enforcement Expansion (2026):

The FAA’s move to increase enforcement actions and penalties for unsafe or unauthorized drone operations reflects a maturing regulatory environment focused on accountability and airspace safety. While it raises compliance burdens for operators, it also benefits professional, enterprise-grade companies that can meet regulatory requirements through robust safety, training, and operational systems. This trend favors industry consolidation toward well-capitalized, compliant players.

These directives are expected to have a positive impact on drone companies operating in the USA.

Emerging Markets Jurisdictions

The Company does not currently have any material operations in any emerging markets.

The Company has a 22,000 square foot manufacturing facility in Sharjah, UAE where it designs, develops and tests drones. The Company took the following steps to compliance with Sharjah, UAE laws and regulations. The Company signed a five year lease agreement with Sharjah Airport FreeZone which is a separate custom entity of the Sharjah, UAE government. The Company registered its employees with Dubai visas with Sharjah Freezone and were issued Sharjah FreeZone visas. The Company provided a list of all equipment stored in the warehouse with the FreeZone authorities. Sharjah FreeZone issued licenses for drone manufacturing to ZenaDrone Manufacturing FreeZone. The Company needed to obtained approval from the UAE Aviation Authority in order to operate in the FreeZone. The license provided the ability to operate in the foreign jurisdiction of Sharjah, UAE. Shaun Passley, PhD manages the relationship with the foreign jurisdiction by maintaining the records from of the entity. Sharjah legal environment is mostly online and is similar to United Kingdom laws and regulations. UAE government works to maintain good relationships with foreign investors. Dr. Passley, our Chief Executive Officer, lives there a few months per year and through him, the board has access to relevant expertise. The first few months, the Company used consultants to assist the management team through the process of setting up entity, but now the management team understands the environment to setup and management foreign entity on its own. The foreign bank system is similar to Canada and United States. The banks are mostly online and funds are freely available. The political system in UAE is stable. There is a low risk of loss of access to assets from potential expropriation or nationalization of assets. The UAE economy has been switching from oil to tourism and trade. It depends on good relationship with foreign governments and foreign countries.

Distribution Methods

For our Enterprise SaaS Software solutions, ZenaTech is in the process of implementing its enterprise solutions on Amazon Web Services in Canadian data centers as a software-as-a-service business model ("SaaS"). Under the SaaS business model, ZenaTech will provide users with a monthly or annual subscription to access the software via their web browser or mobile apps. ZenaTech currently has apps available for download on the Google Play Store and the Apple App Store. These applications are administered by Epazz, Inc. (a related party of the Company), which manages the developer-of-record accounts for ZenaTech across the Google Play Store and the Apple App Store. WorkAware products will be launched on the Google Play Store and the Apple AppStore.

ZenaTech will use an in-bound marketing program to attract new customers to its software products. An inbound marketing program includes search engine optimization, pay-per-click, content marketing, and social media marketing.

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

ZenaDrone

We have business development managers in Phoenix, Berlin, Dublin, and Dubai. We have direct marketing and SEO specialists in Dubai, Dublin and Toronto. We have announced our federal government sales office in the metro Washington area and we are currently hiring business development and capture managers to focus on our defense and federal government solutions and sales. This office is located inside an existing office that houses one of our DaaS acquisition companies.  We plan to sell our drones through the sales team, as well as through participation at tradeshows and conferences and via targeted marketing and lead generation programs and teams.

Drone as a Service

We plan to sell our drone-enabled DaaS land survey, inspection, maintenance and power washing services via the sales teams located at our acquired businesses and our DaaS corporate locations.  We also plan to offer DaaS centralized services and marketing campaigns and lead generation via our teams located at our Dublin, Toronto, Vancouver locations.  We also plan to sell our services via our Drone as a Service.com website.

Intellectual Property

In accordance with industry practice, we rely on a combination of patent, copyright, trademark and trade secret laws and contractual provisions to protect our proprietary rights in our products. We have acquired software from Epazz that has been used to develop products offered or to be offered by Workaware. We own all of the software rights related to products offered by PacePlus, SystemView and ZigVoice, as well as TillerStack, WorkAware and PsPortals We have also developed the software and hardware for the drone to be offered by ZenaDrone and are the exclusive license of certain patents relating to our drone. In addition, we attempt to protect our trade secrets and other proprietary information through agreements with suppliers, employees, and consultants. Furthermore, our employees have assigned all rights to intellectual property developed in the course of their employment.

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

Management Service Agreement

ZenaTech signed a management service agreement with Epazz to support the development of our products. Under the agreement, the Company receives the benefits of a software development team, office space, project management and hosting services. Epazz is paid 30% above cost (amended from 20%). The Company paid Epazz fees of $1,581,082 during the year ended December 31, 2024 and $4,173,373 during the year ended December 31, 2025. See “Dependence on Material Agreements” for more information about the agreement with Epazz.

On August 16, 2024, the Company and Epazz, Inc. amended their management service agreement to include a default clause. If Epazz becomes insolvent or is otherwise unable to provide the services contemplated hereby, all property and other assets relating to the services contemplated hereby provided by Epazz as the Executive Manager to or for the benefit of the Company shall become the property and assets of the Company and the Company shall have the right to forthwith foreclose and seize such property and assets, including without limitation, facilities, equipment and supplies.

Competitive Conditions

There are a number of companies in the software development space, including agriculture software development, medical record keeping, SCADA, law enforcement, field service management, safety management and call center software, as well as in the drone technology space, with which the Company competes or expects to compete. Some of these companies are larger and more established than we are which could adversely affect our business. See “Risk Factors”.

Medical Software

There are a number of competitors to PacePlus, SystemView and ZigVoice that are developing software for the medical records software industry. These competitors include AdvanceMD, DrChrono EHR, NextGen and Kareo.

Safety, Compliance and Field Management Software

There are a number of competitors to TillerStack and WorkAware that are also developing software for the safety and field management software industry. These include Alcumus, gocanvas, EHSInsight, SimPRO and ServiceTitan.

Drones and Drone Services

There are a number of drone companies that are developing markets for the drone industry targeting government and defense and commercial markets. These include DJI, DraganFly, RedCat, AgEagle, AeroVironment, Kratos, Unusual Machines, and Volatus.

Dependence on Certain Agreements

Our Chief Executive Officer and director, Dr. Shaun Passley, is also the Chief Executive Officer and a director of Epazz, as well as a significant shareholder in both the Company and Epazz. The Company has entered into a number of agreements with Epazz that are material to the business of the Company as summarized below. The Company relies on these arrangements to satisfy certain of its management and technology requirements. The summary of these agreements is not complete and is qualified by reference to the terms of the material agreements, which have or will be filed with the SEC on EDGAR under our profile. Investors are encouraged to read the full text of such material agreements:

Investors are encouraged to read the full text of such material agreements:

(e)On November 18, 2018, our Company was restructured as a separate entity by way of a stock dividend to Epazz shareholders. On the same date, our Company entered into a management services agreement with Epazz pursuant to which Epazz agreed to provide certain management services to our Company, including for labor, office space, hosting, travel, banking and business development, and our Company agreed to pay Epazz a 45 percent markup on all expenses incurred in providing the services to our Company. The parties amended the agreement to change the markup from 20% to 30% starting January 1, 2025. Under the agreement, our Company agreed to indemnify Epazz for losses incurred by it in connection with the provision of the services under the agreement to our Company, except to the extent those losses result from the willful misconduct of Epazz. The agreement has a 20-year term, however, the agreement may be terminated at any time by the mutual consent of the parties. On August 16, 2024, the Company and Epazz amended their management service agreement to include a default clause. If Epazz becomes insolvent or is otherwise unable to provide the services contemplated hereby, all property and other assets relating to the services contemplated hereby provided by Epazz as the Executive Manager to or for the benefit of the Company shall become the property and assets of the Company and the Company shall have the right to forthwith foreclose and seize such property and assets, including without limitation, facilities, equipment and supplies. Under this agreement, the Company is required to prepay for services and the terms of the prepayments made by the Company to Epazz is based on an estimate of the services that will be required from Epazz by the Company based on historical use and the Company's proposed plans. The Company estimates the amount of work that will be required from Epazz for a period and prepays Epazz for the services.

(f)On November 18, 2018, our Company entered into an industry-exclusive software licensing agreement with Epazz with respect to certain enterprise quality management software for use in the business of our Company. Pursuant to that agreement, the Company may, among other things, develop, market, and sell software modules exclusive to the agriculture industry worldwide using Epazz’s compliance, supply chain, auditing, and point-of-sale software. Epazz will receive a 15% royalty on all sales. The license term is perpetual and the license may only be terminated in accordance with applicable law.

(g)On March 31, 2019, SystemView entered into an exclusive technology licensing agreement with Epazz with respect to certain plant recognition technology for which a utility patent application has been filed by Epazz with the USPTO. Pursuant to that agreement, SystemView has the exclusive license to, among other things, develop, market and sell the plant recognition software, as well as the first right to acquire the technology in the event Epazz attempts to sell or otherwise license any remainder rights with respect to the technology. Epazz agreed to pay for the cost of the patent. If the patent is issued, SystemView will be the exclusive licensee of the patent. Epazz will receive a 7% royalty on all sales. The license term is perpetual and the license may only be terminated in accordance with applicable law. Epazz filed a non-provisional patent application in March 2019.

(h)On March 31, 2019, our Company entered into an exclusive technology licensing agreement with Epazz with respect to certain technology for which a utility patent application was filed by Epazz with the USPTO to be used for our drone. Pursuant to that agreement, the Company has the exclusive license to, among other things, develop, market and sell the drone technology being patented, as well as the first right to acquire the technology in the event Epazz attempts to sell or otherwise license any remainder rights with respect to the technology. Epazz agreed to pay for the cost of the patent. If the patent is issued, the Company will be the exclusive licensee of the patent. Epazz will receive a 7% royalty on all sales. The license term is perpetual, and the license may only be terminated in accordance with applicable law. Epazz filed the non-provisional patent application in August 2020 with the USPTO.

(i)On January 7, 2022, the Company entered into an exclusive technology licensing agreement with Epazz with respect to certain technology for which a utility patent application has been filed by Epazz with the USPTO relating to a drone charging system. Pursuant to that agreement, the Company has the exclusive license to, among other things, develop, market and sell the drone technology being patented, as well as the first right to acquire the technology in the event Epazz attempts to sell or otherwise license any remainder rights with respect to the technology. Epazz agreed to pay for the cost of the patent. The Company agreed to pay Epazz 3,500,000 of its common shares and 7% of any and all sales.. The license term is perpetual and the license may only be terminated in accordance with applicable law. Epazz received a patent for the charging pad.

Employees

We have 260 employees in varying jurisdictions via our subsidiaries and also operate our business through a management services agreement with Epazz. We use 240 contractors via the Epazz management services agreement throughout our business, for a total of 500 employees and contractors.

Property, Plants and Equipment

Our corporate headquarters is located 777 Hornby Street, Suite 1460, Vancouver, British Columbia, Canada V6Z 1S4. The following sets forth information about our facilities:

Major Facilities -

Location	Size of Site (in square feet)	Held	Lease Term	Major Activity
Canada, Vancouver, BC	1,450	Leased	July 2030	Head Office
Canada, Toronto, ON	10,000	Leased	December 2026	Global Support Office
United Arab Emirates, Sharjah	25,000	Leased	July 2028	Drone Manufacturing Facility
Germany, Berlin	1,500	Leased	Monthly	German Support Office
United States, Mesa, AZ	3,000	Leased	October 2030	Administrative Office, Sales and Manufacturing
United States, Chicago, IL	1,500	Leased	March 2028	Administrative Office
United States, Beaverton, OR	2,700	Leased	January 2036	Corporate Office of a Subsidiary
Ireland, Dublin	5,500	Leased	April 2026	Ireland Support Office
Taiwan, Taipei	17,500	Leased	November, 2030	Components Manufacturing
Eskisehir, Turkey	10,750	Leased	December 2025	Drone Testing
United States, Baton Rouge, LA	3,310	Leased	December 2031	Zena AI
United States, Orlando, FL	6600	Leased	January 2031	DAAS Head Office

The following provides information relating to our manufacturing facilities and testing site:

Arizona Manufacturing Facility (Phoenix area)

The company upgraded from a Phoenix sales and R&D office and moved into a larger facility in Mesa, AZ in 2025 for sales, research and development, drone manufacturing and assembly, and the lease included an associated aerial testing site. The company intends to produce drones for US Military here once it has achieved approved supplier list status and secured these contracts. The company plans to produce some of its commercial drones for US customers at this facility this year to avoid increased prices due to recently imposed tariffs. It response to the recent White House Executive Order policy directives, the company will add “dual-purpose” drone manufacturing (designing its drones for commercial and military use) and further accelerate its manufacturing plans in the US.

R&D and testing of prototypes is taking place at the facility and at the associated aerial testing site. Demonstrations to potential military customers is planned to take place at this facility in 2026.

We will commence production/assembly for commercial US customers in Q2. A larger expansion for Military customer production will happen once we obtain Green and Blue UAS certification and secure these military contracts.

Spider Vision Sensors, Taiwan Company

A Taipei, Taiwan-based subsidiary company that will source, manufacture and assemble sensors, PCBs, cameras and other components for ZenaDrone products that are non-Chinese sourced. This meets with US Military requirements to be NDAA-compliant, and a growing number of US State and law enforcement requirements for non-Chinese drones and supply chains.

	Company is in the process of commissioning a new facility for manufacturing. In Q1, the company will be supplying first components at the new facility- PCB boards.	Hiring a larger team including more engineers and business development staff. This office will be developing additional components- sensors, motors and others for our drone products.
Testing Site in Turkey

The company signed a lease to use a space within a hanger to do Beyond Visual Line of Sight (BVLOS) drone testing in Turkey. The facility will serve as a product testing site for the ZenaDrone 1000 model drones including for beyond-visual-line-of-site applications.

	The testing facility has been setup, staff have been hired and the drones are awaiting customs approvals to move into the next stage.	We have started aerial testing of our drones and have five employees in Turkey. The company will rent airspace and test the drones at the site.
UAE Manufacturing Facility and Offices (Sharjah)

This 25,000 ft. facility that was just expanded is the company’s main current manufacturing site. In Q1, the company announced it will add 35 additional engineers, assembly staff, technicians and aerial testers at its Sharjah manufacturing facility. It also announced it will open a Sales Office nearby in Dubai for DaaS services including power washing using drones.

	Most of the additional staff have been hired. The new DaaS office will be open in Q1 and will focus on power washing services.	Capacity and staff will continue to be added as needed in Sharjah. The DaaS office in Dubai will expand the list of services offered.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating And Financial Review and Prospects

2.Cautionary Statement Regarding Forward-Looking Information

This Management's Discussion and Analysis ("MD&A") contains certain forward-looking statements within the meaning of applicable securities laws. These statements relate to future events or ZenaTech's future performance and reflect management's expectations and assumptions. Forward-looking information includes, without limitation, statements about the Company's growth strategy, expected revenues, acquisition plans, drone technology commercialization, and financial position.

Actual results may differ materially from those expressed or implied by such forward-looking statements due to risks including: competition in the drone and enterprise software markets; ability to integrate acquired businesses; access to capital; regulatory approvals for drone operations; currency fluctuations; and other risks described in the Company's filings with the SEC.

The forward-looking statements in this MD&A are made as of the date hereof and the Company does not assume any obligation to update or revise them, whether as a result of new information, future events, or otherwise.

3.Overview

ZenaTech, Inc. ("ZenaTech" or the "Company", Nasdaq: ZENA) is a technology company specializing in AI-powered drone systems, Drone as a Service (DaaS), enterprise SaaS solutions, and Quantum Computing applications. The Company operates through two reportable segments: (1) Enterprise SaaS Software and (2) Drone as a Service (DaaS). Beginning in 2025, the DaaS segment became a significant revenue-generating segment as the Company executed on its strategy of acquiring land surveying companies and converting them to drone-based operations.

The year ended December 31, 2025 represented a transformational period for ZenaTech. The Company completed approximately twenty land surveying company acquisitions across the United States, established manufacturing partnerships in Taiwan, Pakistan, and the UAE, expanded its software portfolio through the acquisition of Othership Limited (UK), and continued development of its ZenaDrone 1000 AI drone platform and IQ Drone Series.

Key Milestones in 2025: 20+ acquisitions completed | DaaS revenue segment launched | Total assets grew from $34.6M to $99.8M | Revenue increased 558% to $12.8M

4.Key Financial Highlights

Financial Metric	2025	2024	Change
Total Revenue	$12,912,722	$1,963,605	+558%
Gross Profit	$8,093,990	$1,741,595	+369%
Net Loss	$(44,357,215)	$(4,481,751)	+909%
Total Assets	$99,932,297	$34,646,359	+188%
Total Liabilities	$31,801,990	$12,827,016	+148%
Cash	$5,980,366	$3,754,075	+59%
Loans Payable	$17,256,413	$9,783,539	+76%

5.Results of Operations

(a)Revenue

Total revenue for the year ended December 31, 2025 was $12,912,722, an increase of $10,949,117 (558%) compared to $1,963,605 for the year ended December 31, 2024. The increase was driven almost entirely by the addition of the Drone as a Service segment, which contributed $10,105,734 in land surveying service revenue from the approximately twenty surveying companies acquired throughout 2025.

Revenue Stream	2025 ($)	2024 ($)	Change ($)
Surveying services revenue (DaaS)	10,105,734	–	10,105,734
License and fee income	1,256,069	1,393,511	(137,442)
Subscription services	601,383	227,337	374,046
Support and maintenance	148,328	280.108	(131,780)
Hosting services	169,905	-	169,905
Consulting services	138,379	1,747	136,632
Service revenue	61,243	14,372	46,871
Miscellaneous income	431,681	46,527	385,154
Total Revenue	12,912,722	1,963,605	10,949,120

Enterprise SaaS Software segment revenue of approximately $2.84M (2024: $2.0M) represents modest organic growth consistent with management's expectation that this segment maintains its existing base while the DaaS segment scales. The DaaS segment, which was not revenue-generating in 2024, contributed $10.0M in 2025 through the consolidated land surveying operations, representing 78% of total consolidated revenue.

(b)General and Administrative Expenses

Total General and Administrative Expenses for the year ended December 31, 2025, were $58,113,028, compared to $64,24,599 in 2024. The increase of $51,688,429 reflects the substantial growth in the Company's operations through acquisitions and the consolidation of approximately twenty land surveying companies throughout the year. The following table sets out expenses by category:

Expense Category	2025 ($)	2024 ($)	Change ($)
Amortization and depreciation	2,181,760	281,749	1,900,011
Programming and support fees	4,273,514	222,010	4,051,504
Professional fees	1,522,805	697,393	825,412
Wages and benefits	13,421,833	597,212	12,824,621
Stock-based compensation	2,888,503	521,547	2,366,956
Stock issued for services	319,982	817,772	(497,790)
General, administrative, and other	6,981,112	648,207	6,332,905
Sales and marketing	6,646,240	1,191,961	5,454,279
Finance expenses	19,877,279	1,446,748	18,430,531
Total Expenses	58,113,028	6,424,599	51,688,429

Wages and benefits increased from $597,212 to $13,421,833, an increase of $12,824,621, reflecting the employment base of approximately twenty acquired land surveying companies consolidated into the group's results for all or part of 2025. As of December 31, 2025, the DaaS segment employs a significant workforce of licensed land surveyors, field technicians, drone pilots, and administrative staff across its Florida and Oregon operations.

Programming and support fees increased from $222,010 to $4,273,514, reflecting direct costs of the DaaS operations including subcontracted labor for survey projects, field equipment, web hosting, and other direct program delivery costs.

General, administrative, and other expenses increased from $648,207 to $6,981,112, driven by advertising and marketing spend of $6,646,240 (2024: 1,191,961), primarily related to the DaaS segment's market entry strategy, as well as consolidated G&A overhead from acquired subsidiaries including office expenses, auto, insurance, travel, and other operating costs.

Finance expenses of $19,877,279 (2024: $1,446,748) increased primarily due to non-cash loan derivative expense of approximately $18.1M on convertible debt instruments used to finance the land surveying acquisitions. Management notes that $ 18,618,539 (approximately 94%) of total finance expenses are non-cash in nature.

(c)Net Loss

Net loss for the year ended December 31, 2025 was $45,218,074 (2024: $4,481,751). The increase in net loss is attributable primarily to: (i) $19,877,279 in finance expenses, of which approximately $18.1M is non-cash; (ii) $13,421,833 in wages and benefits reflecting the substantially expanded workforce; and (iii) $13,627,352 in G&A expenses including $6.6M in advertising and marketing. Excluding non-cash items (amortization and depreciation of $2,181,760; stock-based compensation of $2,888,503; stock issued for services of $319,982; and non-cash finance expense of $19,877,279), the cash-basis operating loss was approximately $25.3M, reflecting the early-stage nature of the DaaS build-out.

Comprehensive loss for the year ended December 31, 2025, was $46,221,857 (net loss of $45,218,074 plus a foreign currency translation reserve loss of $1,003,783), compared to a comprehensive loss of $4,047,903 in 2024.

6.Liquidity and Capital Resources

(a)Overview

As of December 31, 2025, the Company had cash of $5,980,366 (2024: $3,754,075) and total current liabilities of $14,955,764 (2024: $2,891,112), resulting in a working capital surplus of $18,254,428 (2024: working capital surplus of $3,387,365). The working capital surplus reflects the current asset base of $33,210,192 including cash, accounts receivable, marketable securities, the short-term advance to affiliate, Inventory for Drone Components and other current assets, relative to current liabilities of $14,955,764 including accounts payable and accrued liabilities ($9,074,281), Contract liabilities ($1,270,958), and current lease obligations ($921,068) and current portion of loan payable ($3,689,457).

Management believes that its existing cash resources, amounts available under its revolving credit facilities, and cash flows expected from the DaaS operations are sufficient to fund the Company's operational needs for the next twelve months. The Company may seek additional financing through equity issuances, debt arrangements, or proceeds from operations to fund its ongoing acquisition strategy and drone platform development.

(b)Cash Flows

Cash Flow Category	2025 ($)	2024 ($)
Cash used in operating activities	(35,461,668)	(9,834,420)
Cash used in investing activities	(29,315,176)	(1,926,244)
Cash from financing activities	67,462,042	14,882,174
Effect of foreign exchange on cash	(458,907)	631,381
Net increase in cash	2,226,291	3,752,891

(i)Operating Activities

Cash used in operating activities was $35,461,668 for the year ended December 31, 2025 (2024: $9,834,420). After adjusting net loss for non-cash items (depreciation and amortization of $2,181,760, loan derivative/non-cash finance of $18,112,444, stock-based compensation of $2,888,503, and loss on sale of assets of $14,122), the primary uses of operating cash were the increase in accounts receivable of $976,977 and long-term advance to affiliate of $8,753,621.

(ii)Investing Activities

Cash used in investing activities was $29,315,176 for the year ended December 31, 2025 (2024: $1,926,244). The primary components were: purchase of property and equipment of $7,969,908 (vehicles, business equipment, and computers acquired through land surveying companies); investment in marketable securities of $9,233,029; net cash paid on acquisitions of $7,604,441; and product development costs of $2,245,754.

(iii)Financing Activities

Cash from financing activities was $67,462,042 for the year ended December 31, 2025 (2024: $14,882,174). The Company borrowed under its revolving lines of credit (primarily GG Mars Capital, Star Financial, and Jennings Investments) and issued new acquisition notes to fund the land surveying acquisitions. Net new debt drawn was approximately $65.3M, offset by loan repayments of $834,384.

7.Balance Sheet Discussion

(a)Assets

Total assets increased from $34,646,359 at December 31, 2024 to $99,763,441 at December 31, 2025, an increase of $65,117,082 (188%). The primary drivers of asset growth were:

•Property, plant and equipment, net increased from $416,695 to $11,692,444 (+$11,275,749), reflecting vehicles, business equipment, computers, and furniture acquired through the land surveying acquisitions throughout 2025.

•Intangibles, net increased from $2,287,367 to $10,355,079 (+$8,067,712), reflecting customer relationships and non-compete agreements recognized in land surveying business combinations.

•Goodwill increased from $2,468,722 to $12,106,307 (+$9,637,585), representing the excess of purchase price over net identifiable assets in the land surveying acquisitions.

•Product development costs, net increased from $4,825,348 to $6,682,795 (+$1,857,447), reflecting capitalized drone and software development expenditures during 2025.

•Marketable securities of $9,093,887 (2024: nil) represents a new current asset — short-term investment holdings established during 2025.

•Accounts receivable, net increased from $206,434 to $4,166,885 (+$3,960,451), driven by the consolidated receivables of twenty surveying subsidiaries.

•Right of use asset increased from $210,560 to $4,087,653 (+$3,877,093), reflecting office and facility leases of the acquired surveying operations recognized under IFRS 16.

(b)Liabilities

Total liabilities increased from $12,827,016 at December 31, 2024 to $31,801,990 at December 31, 2025, an increase of $18,974,974 (148%). Key changes include:

•Accounts payable and accrued liabilities increased from $1,423,545 to $9,074,281 (+$7,650,736), reflecting trade payables, payroll liabilities, earnout obligations, and credit card balances from twenty consolidated subsidiaries.

•Loans payable increased from $9,908,235 to $17,256,413 (+$7,348,178), reflecting new acquisition notes issued to sellers of surveying companies. Acquisition financing was structured as seller notes with market interest rates.

•Long-term lease obligations increased from $152,365 to $3,279,270 (+$3,126,905), reflecting new operating leases recognized on acquisition of surveying company facilities.

(c)Shareholders' Equity

Total shareholders' equity changed from $21,819,343 at December 31, 2024 to $67,961,451 at December 31, 2025. Key components include:

•Preferred stock increased by $360,000 to $51,810,000 as additional preferred shares were issued as compensation.

•Common stock increased by $6,875,929 to $14,406,266 through new share issuances for debt conversions, acquisitions, and warrant exercises.

•Contributed surplus increased by $94,076,398 to $110,671,268 through shares and warrants issued in excess of stated value.

•Transfer to group entities under common control increased by $(8,558,421) to $(56,738,233), representing additional shares issued for indoor drone technology assets from related parties.

•Foreign currency translation reserve declined to $(1,003,783) (2024: $433,848) due to strengthening of the Canadian dollar relative to the USD and GBP during 2025.

•Accumulated deficit increased to $(53,742,186) (2024: $(8,524,113)) reflecting the net loss for the year.

8.Segment Discussion

(a)Enterprise SaaS Software Segment

The Enterprise SaaS Software segment encompasses ZenaTech's twelve software subsidiaries providing cloud-based solutions across medical records, facility management, contact center, field service management, warehouse management, compliance, and public safety verticals.

Enterprise SaaS revenue for 2025 was approximately $2,806,988 (2024: $1,963,605), representing year-over-year growth of approximately 43%. Revenue growth was driven by higher subscription and license fee income from PsPortals, Ecker/Interactive Systems, and ZooOffice. The segment continued to benefit from a base of enterprise customers with recurring annual contracts, with software maintenance and subscription revenue comprising the majority of segment revenue.

The Company continues to invest in platform integration, connecting its enterprise software capabilities with its drone hardware and AI data analysis capabilities. The TillerStack subsidiary's Smart Glasses augmented reality product addition represents one such integration initiative targeting the field service management market.

(b)Drone as a Service (DaaS) Segment

The DaaS segment became a revenue-generating segment in 2025 with the acquisition of Weddle Surveying (January 14, 2025) and KJM Land Surveying (January 22, 2025) as its initial land surveying operations. The Company's strategy is to acquire established, profitable land surveying companies across the United States and convert their service delivery model from traditional total-station and GPS survey methods to drone-based surveying, leveraging its ZenaDrone 1000 AI drone platform.

DaaS segment revenue of $10,105,734 (service revenue from surveying operations) reflects the annualized impact of approximately twenty acquisitions completed between January and December 2025. The Company's land surveying operations serve residential, commercial, construction, and government clients across Florida, Oregon, and the United Kingdom.

During 2025, the DaaS segment incurred significant operating costs including $7.8M in wages for licensed surveyors and field personnel, and subcontracted production labor costs.

DaaS Strategy: ZenaTech acquires established land survey companies → Integrates ZenaDrone technology → Converts service delivery to drone-based operations → Reduces cost per survey while increasing capacity and margin.

9.Acquisition Activity

The year ended December 31, 2025 was characterized by significant acquisition activity as ZenaTech executed on its DaaS strategy. In total, the Company completed approximately twenty land surveying company acquisitions and one enterprise software acquisition (Othership, Limited). Key considerations for the acquisition program:

•Acquisitions were structured as asset or share purchases with seller-financed acquisition notes, reducing upfront cash requirements.

•Acquired companies operate in Florida (the majority), Oregon, and the United Kingdom, providing geographic diversification.

•Each acquisition is expected to be accretive to revenue immediately upon closing, while the drone conversion process is expected to generate margin improvement over a 12-24 month integration period.

•The Company's acquisition loan initiation fees of $3,282,221 are amortized over the life of the related facilities, contributing $373,888 to non-cash finance expense in 2025.

The Company's acquisition program is funded primarily through seller acquisition notes (loans payable of $17,256,413) and three revolving lines of credit from GG Mars Capital, Star Financial Corporation, and Jennings Family Investments, each bearing an annual interest rate of 10%.

10.Capital Structure and Debt Management

The Company's capital structure as of December 31, 2025 consisted of the following components:

Capital Component	2025 ($)	% of Capital
Loans payable (long-term)	13,566,956	13.6%
Long-term lease obligation	3,279,270	3.3%
Total shareholders' equity	67,961,451	68.1%
Current liabilities	14,955,764	15%

The Company's long-term debt-to-total capitalization ratio is approximately 25%, which management considers appropriate for a company in a high-growth acquisition phase. The significant current liabilities balance reflects the earnout obligations, payroll liabilities, and accounts payable from the consolidated surveying operations that are expected to normalize as operations mature.

11.Off-Balance Sheet Arrangements

As of December 31, 2025, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources, except for the operating lease commitments described in Note 22 to the consolidated financial statements and the pending shareholder approval for the indoor drone technology acquisition from Epazz and Dr. Shaun Passley.

12.Related Party Transactions

The Company's significant related party transactions for the year ended December 31, 2025 are described in Note 15 to the consolidated financial statements. In summary:

•Epazz, Inc. is the controlling shareholder through ownership of preferred and super voting shares. The Company advanced funds to Epazz under the long-term advance to affiliate arrangement and maintains revolving credit facilities facilitated through Epazz-affiliated lenders.

•Dr. Shaun Passley, Chairman and CEO, received 120,000 Preferred Shares valued at $360,000 as compensation during Q1 2025. Dr. Passley received 1,000,000 common shares as part of the indoor drone technology asset purchase.

•The purchase of indoor drone technology from Epazz (2,000,000 shares) and Dr. Passley (1,000,000 shares) on April 8, 2025 requires and is pending shareholder approval.

All related party transactions were conducted at arm's-length terms as determined by management. Independent directors of the Board reviewed and approved significant related party transactions.

13.Critical Accounting Estimates and Judgments

The preparation of these financial statements required management to make estimates and judgments that affect the reported amounts. The most significant areas of estimation uncertainty include:

(i)Business Combinations and Purchase Price Allocation

The allocation of purchase price in the twenty land surveying company acquisitions and 1 software company acquisition required management to estimate the fair values of identifiable intangible assets (customer relationships, non-compete agreements) and assess whether transactions constitute business combinations or asset acquisitions. The excess of consideration over net identifiable assets was allocated to goodwill of $9,637,585.

(ii)Non-Cash Finance Expenses — Loan Derivative Valuation

Convertible debt instruments and their embedded derivatives are measured at fair value. The loan derivative expense of approximately $16.3M in 2025 was determined using valuation models that require management judgment regarding discount rates, conversion assumptions, and credit risk. Changes in these assumptions could materially affect the recorded amounts.

(iii)Going Concern

Management has assessed the Company's ability to continue as a going concern. While the Company has an accumulated deficit of $53,742,186 and a working capital surplus of $18,254,428, management believes the Company's existing cash, available credit facilities, and expected cash flows from DaaS operations are sufficient for the next twelve months. This assessment requires significant judgment regarding the timing and quantum of future cash flows.

(iv)Impairment of Goodwill and Intangibles

Goodwill and indefinite-life intangible assets are tested annually for impairment. The recoverable amount of cash-generating units is based on management's assessment of expected future cash flows from the drone and surveying operations. If actual results differ significantly from projections, goodwill impairment charges may be required in future periods.

14.Risks and Uncertainties

The Company's operations are subject to numerous risks. Key risk factors include:

•Integration Risk: The Company completed approximately twenty acquisitions during 2025. The successful integration of these businesses — including people, systems, processes, and culture — into ZenaTech's drone-based service delivery model represents a significant operational risk.

•Drone Conversion Risk: The Company's DaaS strategy requires the successful conversion of land-based surveying operations to drone-based delivery. Regulatory approvals (FAA Part 107 waivers, commercial drone permits), technology readiness, and customer acceptance are key success factors.

•Liquidity Risk: The Company  does not have a working capital deficit. However, continued access to its revolving credit facilities and ability to generate sufficient cash flows from operations is critical.

•Financing Risk: The Company's convertible debt instruments create non-cash finance charges that significantly impact reported net loss. The ultimate resolution of these instruments through conversion or repayment will affect the Company's share count and financial position.

•Foreign Currency Risk: The Company transacts in USD, CAD, EUR, GBP, and AED. Exchange rate movements can materially impact the translation of foreign currency-denominated assets, liabilities, revenues, and expenses.

•Key Personnel Risk: The Company is substantially dependent on the leadership of Dr. Shaun Passley, Chairman and CEO. Loss of key personnel could adversely affect operations.

15.Outlook

Management believes ZenaTech is well-positioned to continue its growth trajectory in 2026. The Company has established a significant DaaS revenue base through its land surveying acquisitions and anticipates revenue growth in both segments as:

•The DaaS segment benefits from a full year of revenue from the 2025 acquisitions, compared to partial-year contributions in 2025.

•The drone conversion program matures, allowing the Company to reduce labor costs per survey while expanding geographic reach.

•The Company pursues additional targeted land survey company acquisitions in new US states and internationally.

•Enterprise SaaS revenue grows through cross-sell of drone monitoring and compliance capabilities to existing software customers.

•Product development investment in the ZenaDrone 1000 platform and IQ Drone Series yields additional revenue streams in defense, agriculture, and inspection markets.

The Company expects that non-cash finance expenses will decrease as convertible debt instruments are resolved and that the Company will achieve positive operating cash flow as the DaaS segment scales. However, there can be no assurance that anticipated developments will occur on the expected timeline.

This Management's Discussion and Analysis is dated as of April 2026 and should be read in conjunction with the Consolidated Financial Statements of ZenaTech, Inc. for the year ended December 31, 2025, and the Notes thereto.

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

Shaun Passley, PhD (Age 47)

Shaun Passley, PhD is the President, Chief Executive Officer, and Chair of the Board of Directors of the Company. He has over twenty years of experience in the software industry and over ten years of experience running public companies. Dr. Passley has been the president, chief executive officer, chief financial officer, and chair of the board of directors since the company’s inception in August 2017. He has also been a director and the Chief Executive Officer of Epazz since 2000. Dr. Passley obtained his bachelor’s degree from DePaul University in finance in 2000, his master’s degree from DePaul University in information technology in 2006, his MBA from Benedictine University in 2007, his master’s degree from Northwestern University in product development in 2011, his PhD in Business from Benedictine University in 2014, and Master of Law in intellectual property from Northwestern University in 2016. Dr. Passley has public company experience as the Chief Executive Officer for Epazz and Ameritek Ventures, Inc. each of which trade on the OTC Markets.

James A. Sherman, CPA (Age 65)

James A. Sherman is the Chief Financial Officer, Corporate Secretary, and a director of the Company since August 2017, and President of Advocate CPA, Inc. since 2005. He has been a CPA for more than thirty years. He graduated with honors from Northern Illinois University. Mr. Sherman began his accounting career at Centel Corporation, a Fortune 500 telecommunications organization. After eight years at Centel in positions of increasing responsibility, he left for a $3.5 billion division of Sprint Corporation, first as assistant treasurer and then acting treasurer, becoming a leading contributor to a $50 million cost savings project. Mr. Sherman spent six years at Mitsubishi Corporation, a $300 billion public conglomerate, as chief financial officer of a $250 million division, before taking the entrepreneurial leap of founding Advocate, an accounting and business services firm. His vision is to bring mid-sized and emerging businesses the same strategic insight, financial methods, and economies of scale from shared resources that characterize big business in America. Mr. Sherman has public company experience with Mitsubishi and Sprint, as well as Epazz and Ameritek Ventures, Inc. Mr. Sherman also has over 5 years of Canadian public accounting experience working with Canadian auditors and preparing financial statements in IFRS for the Company.

Craig Passley (Age 54)

Craig Passley has been a director of the Company since 2018. He has served as the company secretary of Epazz for over ten years, where he gained his experience managing a public company. Since November 2000, Mr. Passley has worked for Kimball Hill Homes, a nationwide homebuilder as a senior project manager. Mr. Passley obtained his bachelor’s degree in engineering from Bradley University in 1997 and his master’s degree in project management from the Keller Graduate School of Management in 2000. Mr. Passley also received his MBA from Lake Forest School of Management in 2008. Mr. Passley was the corporate secretary for Epazz between 2005 and 2016, as well as the corporate secretary for FlexFridge. Mr. Passley has public company reporting experience with Epazz. Shaun Passley, PhD and Craig Passley are brothers.

Paul J. Piekos (Age 68)

Paul J. Piekos has been a director of the Company since 2018. He is the owner of Piekos Appraisals, a small consulting firm based in suburban Chicago. Specializing in the appraisal of residential real estate, Paul was one of the first certified residential appraisers in the state of Illinois, a member of the Worldwide Employee Relocation Council and an SRA member of the Appraisal Institute with over 30 years appraisal experience. Piekos Appraisals serves the mortgage and relocation industry as well as U.S. government entities, which include Fannie Mae, Freddie Mac, the U.S. Department of Housing and Urban Development, the Federal Housing Administration and Veterans Affairs.

Thomas W. Burns (Age 63)

Thomas W. Burns has been a director of the Company since 2018. He is a proven finance and accounting executive with progressive and extensive experience in fast-paced, high-growth companies. Since 2016, Mr. Burns served in the controllership function for Consilio, a privately owned international e-discovery and managed review software service provider. Prior to Consilio and since 2009, Mr. Burns served as controller–corporate vice president for Huron Consulting Group, a NASDAQ listed consulting company providing consulting services to healthcare, higher education, life sciences and commercial industries. Previously he had served as Huron’s director of revenue since joining Huron in 2005. Prior to joining Huron, Mr. Burns had served as director of finance for American Tower Corporation, a leading provider of wireless and broadcast towers, and as director of financial planning publicly traded on New York Stock Exchange and analysis for 360° Communications Company, a wireless communications company. Mr. Burns received a Bachelor of Science in accounting from the University of Illinois and is a certified public accountant (Illinois).

Neville Brown (Age 83)

Neville Brown has been a director of the Company since 2023. Mr. Brown began his professional career with the Jamaica Defense Department for six years specialized in communications, where he was honorably discharged in 1968. Mr. Brown migrated to the United States of American began his career in reprographics. For over 39 years, Mr. Brown worked for the American Medical Association (“AMA”), whose mission is “to promote the art and science of medicine and the betterment of public health.” Mr. Brown supervised the Printing & Bindery Division which provided publication materials both internally and externally throughout the AMA’s campus of 1,700 employees. He oversaw the real time printing for over 500 delegates at Annual & Interim National Conventions. Mr. Brown retired from the AMA in 2008.

Yvonne Rattray (Age 76)

Yvonne Rattray has been a director of the Company since 2023. She has worked for Allstate Corporation, an insurance provider, for over 30 years, beginning with agency support and then through the ranks from training and customer satisfaction to underwriting. Allstate Corporation is New York Stock Exchange listed, a Fortune company providing insurance to both individuals and businesses. Prior to Allstate, Mrs. Rattray was a programmer and data analyst at F. Hoffman-LaRoche AG, commonly known as Roche. Roche is a Swiss Exchange listed multinational pharmaceuticals and healthcare company. Mrs. Rattray has experience reviewing public companies’ financial statements. Mrs. Rattray received a bachelor of arts in business from DePaul University. Mrs. Rattray retired from Allstate in 2013.

Term of Office of Directors and Officers

The directors of the Company are elected at each annual general meeting of the shareholders of the Company. The term of office of each of the executive officers of the Company expires at the discretion of the Board of Directors.

Aggregate Ownership of Common Shares

As of the date of this Annual Report, the directors and officers of the Company as a group beneficially own, directly or indirectly, an aggregate of 6,886,004 Common Shares, representing 8.90% of the issued and outstanding Common Shares on a non-diluted basis, and an aggregate of 16,836,638 Common Shares representing 21.75% of the issued and outstanding Common Shares on a fully diluted basis.

Conflicts of Interest

Dr. Passley is a director and Chief Executive Officer of the Company and a director and Chief Executive Officer of Epazz, as well as a majority shareholder of both the Company and Epazz. As a result, there may be a potential conflict of interest between his duties as a director and officer of the Company and a director and officer of Epazz, of which the Company’s Board is aware.

The Company licenses certain patents from Epazz and the Company has entered into a management services agreement with Epazz pursuant to which the Company receives the benefits of a software development team, office space, project management and hosting services from Epazz. The Company’s Board approved the management services agreement with Epazz and the terms of the patent licenses from Epazz, and Dr. Passley is required to abstain from voting as a director with respect to matters involving Epazz.

Other than as described above, to the best of the Company's knowledge, there are no known, existing or potential material conflicts of interest between the Company or a subsidiary of the Company and a director, officer or promoter of the Company, except that certain of the directors, officers and promoters of the Company serve as directors, officers and promoters of other companies and therefore it is possible that a conflict may arise between their duties as a director, officer or promoter of the Company and their duties as a director, officer and promoter of such other companies.

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

On January 30, 2026, we acquired certain assets from Epazz that are expected to provide additional drone offerings, control of critical technology and increased revenues and cash flows. In consideration for these acquisitions, the Company issued preferred shares and super voting shares.

These transactions constituted related party transactions under applicable laws as the companies and assets acquired were controlled by Epazz, which is a Company controlled by Dr. Passley, the Company's Chief Executive Officer and a director, and were approved by the shareholders of the Company pursuant to MI 61-101 of the Canadian Securities Regulators.

Since January 2025, we have acquired nineteen land surveying companies and have signed letters of intent to acquire four more, in addition to one power washing franchisor. These acquisitions were all made from parties at arms-length to ZenaTech and do not constitute related party transactions. It is anticipated that as our drone-based land surveying business grows following the integration of technology data platforms to gather, plot and complete land surveys using drones, the percentage of conventional land surveys using traditional methods- via Total Stations, tripod-mounted operator-controlled photogrammetry machines, will comprise an increasingly smaller percentage of the business while the overall business grows.

See the description of "Our Company – Recent Acquisitions" for more information relating to these acquisitions and our business, as well as "Risk Factors" for more information relating to the risks associated with our business.

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

As of the date of this Annual Report, the named executive officers of the Company are Shaun Passley, PhD as Chief Executive Officer, and James Sherman as Chief Financial Officer (the “Named Executive Officers”). Dr. Passley and Mr. Sherman are expected to be the only Named Executive Officers for the next fiscal year as well.

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

Our Named Executive Officers' performance is reviewed and may be adjusted in light of the Company's objectives from time to time and such officers' compensation is also compared to that of executive officers of companies of similar size and stage of development in the technology industry. The Company has established a compensation committee that reviews all compensation arrangements and policies in place and considers recommending to the Board the adoption of formal compensation guidelines.

Name and Principal Position	Year	Salary (USD)	Bonus (USD)	Stock Awards (USD)	Perquisites (USD)	All other Compensation (USD)	Total (USD)
Shaun Passley, PhD (1)(2) President, CEO and Chair of the Board of Directors	2025	$180,000 AED 330,352	$360,000 (Bonus: 120,000 Preferred Shares @ $3.00)	$100,000 (31,746 Common Shares @ $3.15)	$-0-	$-0-	$640,000
	2024	$-0-	$-0-	$242,720 (paid in 100,000 Common Shares)	$-0-	$-0-	$387,720
James A. Sherman Chief Financial Officer, Corporate Secretary and Director	2025	$100,000	$-0-	$50,000 (15,873 Common Shares @ $3.15)	$-0-	$-0-	$150,000
	2024	$-0-	$-0-	$68,564 (paid in 28,248 Common Shares)	$-0-	$-0-	$68,564
Craig Passley Director	2025	$-0-	$-0-	$100,000 (31,746 Common Shares @ $3.15)	$-0-	$-0-	$100,000
	2024	$-0-	$-0-	$68,564 (paid in 28,248 Common Shares)	$-0-	$-0-	$68,564
Paul Piekos Independent Director	2025	$-0-	$-0-	$20,000 (6,349 Common Shares @ $3.15)	$-0-	$-0-	$20,000
	2024	$-0-	$-0-	$27,425 (paid in 19,299 Common Shares)	$-0-	$-0-	$27,425
Thomas W. Burns Independent Director	2025	$-0-	$-0-	$20,000 (6,349 Common Shares @ $3.15)	$-0-	$-0-	$20,000
	2024	$-0-	$-0-	$27,425 (paid in 19,299 Common Shares)	$-0-	$-0-	$27,425
Neville Brown Independent Director	2025	$-0-	$-0-	$20,000 (6,349 Common Shares @ $3.15)	$-0-	$-0-	$20,000
	2024	$-0-	$-0-	$27,425 (paid in 19,299 Common Shares)	$-0-	$-0-	$27,425
Yvonne Rattray Independent Director	2025	$-0-	$-0-	$20,000 (6,349 Common Shares @ $3.15)	$-0-	$-0-	$20,000
	2024	$-0-	$-0-	$27,425 (paid in 19,299 Common Shares)	$-0-	$-0-	$27,425

(1) Dr. Shaun Passley’s 2025 bonus of $360,000 represents the settlement of deferred base salary of $180,000 per year for fiscal years 2022 and 2023 (aggregate $360,000), paid by issuance of 120,000 Preferred Shares at a stated value of $3.00 per share on January 16, 2025, pursuant to a Deferred Salary Settlement and Bonus Agreement effective January 1, 2025 and approved by the disinterested directors of the Board on January 15, 2025.

(2) On December 5, 2025, the Company entered into a new 10-year Employment Agreement with Dr. Passley effective January 1, 2026, providing for an annual base salary of USD $350,000, an Initial Equity Grant of 25,000 super-voting shares (stated value $30/share) and 1,500,000 Preferred Shares (stated value $3/share) with a 4-year vest / 1-year cliff, and performance-based equity grants tied to gross revenue milestones above a $10 million baseline. No amounts under the 2026 Employment Agreement are reflected in fiscal year 2025 compensation above.

(3) Stock Awards column for fiscal year 2025 reflects annual director and officer compensation paid in common shares of the Company at a deemed issue price of $3.15 per share, being the closing market price of the Company's common shares on November 25, 2025, issued on November 26, 2025. Aggregate FY2025 directors' and officers' compensation issued in common shares totaled 104,761 shares with an aggregate stated value of $330,000.

Stock Option Grants

The Company has not granted any stock options since incorporation. The Company has adopted a long-term incentive plan pursuant to which it plans to issue stock options or other incentive-based compensation to directors, executive officers, employees and consultants going forward.

Employment Agreements

Prior Employment Agreement with Dr. Shaun Passley

The Company has entered into an employment agreement with Shaun Passley pursuant to which Dr. Passley has agreed to act as the Company’s Chief Executive Officer for a period of ten years, subject to termination with or without cause in certain instances by the Company, or by Dr. Passley for good reason or upon 30 days prior written notice. Under the agreement, Dr. Passley is entitled to a salary of US$180,000, payable in the form of US$60,000 in cash and US$120,000 in Common Shares at a discount to the trading price of the shares. Dr. Passley is entitled to a bonus of US$100,000 in Common Shares if he increases the Company’s revenue by US$1 million dollars during a calendar year. In addition, Dr. Passley is entitled to a bonus of US$50,000 or 5% of the revenue during the first year after an acquisition, in the event the Company completes an acquisition that generates additional revenue of at least US$500,000 in the year of acquisition or during the first year post-acquisition. Dr. Passley and the Company decided to forgo his salary until September 30, 2024. The Company paid Dr. Passley 100,000 common shares (valued at $242,720) as salary for periods prior to 2024. The agreement also contains other customary terms, including confidentiality and non-competition provisions. This agreement has been superseded as described below.

New Employment Agreement with Dr. Shaun Passley

Overview

Effective January 1, 2026, the Company entered a new Employment Agreement with Dr. Shaun Passley (the "New CEO Employment Agreement") given the time, effort and expertise provided by Dr. Passley to the Company, which was approved by the Compensation Committee of the Board of Directors of the Company, the Board of Directors of the Company and the shareholders of the Company at a Special Meeting of Shareholders held on January 30, 2026. A summary of certain material terms of the New CEO Employment Agreement is set out below, is not complete and is qualified in its entirety by the full text of the agreement, a copy of which is attached as Schedule A to the Company's Information Circular relating to the Special Meeting filed with the US Securities and Exchange Commission under Form 6-K on February 12, 2026.

Dr. Passley will continue to be employed by the Company in the position of Chief Executive Officer and will perform the duties currently associated with this position, along with any other duties assigned to you by the Company from time to time, consistent with his qualifications and experience and will owe a fiduciary duty to the Company. Dr. Passley will be paid an annual salary of USD$350,000.00, less required deductions, payable in one lump sum once a year and will be entitled to participate in any group benefit plans adopted by the Company. Dr. Passley will also be entitled to receive equity compensation, subject to the terms below and any rules, terms and conditions of any further equity plans or programs as issued by the Company in the future:

(i)25,000 super-voting shares (with a stated value $30/share); and

(ii)1,500,000 preferred shares (with a stated value $3/share).

Dr. Passley will also be eligible for performance-based equity grants based on Company performance. For this purpose, the "Baseline" for Company's performance shall be $10 million in annual gross revenue and in each fiscal year, and for every $10 million in gross revenue the Company achieves above the Baseline, Dr. Passley is entitled to receive an additional "Performance Grant". Each Performance Grant shall include:

(i)2,500 super-voting shares (with a stated value $30/share); and

(ii)50,000 preferred shares (with a stated value $3/share).

For each Performance Grant Dr. Passley achieves during the Term, he will also receive an increase of $17,500 to his gross annual salary, effective on the award date of the Performance Grant.

All equity granted under this Agreement (whether under an Initial Equity Grant or a Performance Grant) shall vest over a four-year period with a one-year cliff. At the end of the cliff year, 25% of the applicable equity shall vest, and the remaining equity shall vest in equal monthly installments over the following 36 months.

Dr. Passley's employment under the agreement will continue for a fixed term of ten years, unless extended by mutual agreement or terminated earlier as detailed below. Given the time, effort and expertise provided by Dr. Passley to the Company, the Company may terminate Dr. Passley's employment at any time for just cause only with board approval and shareholder approval, or pay in lieu of notice, or severance compensation.

Incentive-Based Compensation

The Company has adopted a 2022 Long-Term Incentive Plan with approval of its shareholders, pursuant to which the Company is authorized to certain securities as compensation for services to Eligible Participants (as defined in the Plan). A copy of the Incentive Plan, together with a description of its terms, is attached as an exhibit to this Information Circular.

The Company has agreed to issue to Dr. Passley the following securities as compensation for services pursuant to the Company's 2022 Long-Term Incentive Plan, in accordance with the terms of the New CEO Employment Agreement:

(1)The following equity-based grants of:

(i)25,000 super voting shares; and

(ii)1,500,000 preferred shares; and

(2)The Performance Grants, including:

(i)2,500 super voting shares;

(ii)50,000 preferred shares;

(iii)such other Performance Grants set forth in the description of the New CEO Employment Agreement;

(iv)for each Performance Grant Dr. Passley achieves during the Term, he will also receive an increase of $17,500 to his gross annual salary, effective on the award date of the Performance Grant; and

(v)all equity granted under this Agreement (whether under an Initial Equity Grant or a Performance Grant) shall vest over a four year period with a one year cliff. At the end of the cliff year, 25% of the applicable equity shall vest, and the remaining equity shall vest in equal monthly installments over the following 36 months.

(collectively referred to herein as the "Incentive-Based Compensation").

Given the value, time, effort and expertise provided by Dr. Passley to the Company, the Compensation Committee of the Board of Directors of the Company, the Board of Directors of the Company and the shareholders of the Company have approved the Incentive-Based Compensation.

Agreement with James Sherman

At the end of 2018, the Company entered into an agreement with James Sherman pursuant to which Mr. Sherman has agreed to act as the Company’s Chief Financial Officer in consideration for $60,000 paid in 33,333 common shares. In June 2025, Mr. Sherman entered into an employment agreement in which he receives a salary of $200,000 per year for 5 years.

Director Compensation

The Company has entered into agreements with its independent directors pursuant to which they are paid in the form of Common Shares of the Company. The directors receive various amounts of Common Shares per year, in direct relation to their contribution during the year. See – Directors and Executive Officers" below for more information.

Indebtedness of Directors and Officers

As of the date of this Annual Report, there was no indebtedness, other than routine indebtedness, of any director, officer or employee of the Company or any associate or affiliate of any such director, officer or employee, to the Company or to any other entity that is, or at any time since the beginning of the most recently completed financial period has been, the subject of a guarantee, support agreement, letter of agreement or other similar arrangement or understanding provided by the Company.

Long-Term Incentive Plan

A Long-Term Incentive Plan (the “2022 Long-Term Incentive Plan”) was approved by the Board on December 1, 2022, for which the Company obtained shareholder approval at special meetings of shareholders held March 10, 2023 and March 17, 2024. The Board has not made distributions of any securities-based compensation awards under the 2022 Long-Term Incentive Plan to date.

A summary of certain terms of the 2022 Long-Term Incentive Plan is set out below, is not complete and is qualified in its entirety by the full text of the 2022 Long-Term Incentive Plan. A copy of the 2022 Long-Term Incentive Plan is attached as an exhibit hereto and investors are urged to carefully review the 2022 Long-Term Incentive Plan. All defined terms contained in the summary below have the meaning ascribed to them in the 2022 Long-Term Incentive Plan.

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

As of the date hereof, there were no options or other awards issued and outstanding under the 2022 Long-Term Incentive Plan. Accordingly, the Company will have room under the 2022 Long-Term Incentive Plan to issue Awards representing 4,720,224 Common Shares to Participants, representing 6.10% of the current issued and outstanding Common Shares.

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

The exercise price per Share purchasable under any Option granted pursuant to this Article shall not be less than the greater of the closing market prices of the Common Shares on (a) the trading day prior to the date of grant of the Options and (b) the date of grant of the Options. The term of each Option shall be fixed by the Committee in its sole discretion; provided that no Option shall be exercisable after the expiration of ten years from the date the Option is granted, except in the event of death or disability. Unless otherwise provided in an Award Agreement, full payment of such exercise price shall be made at the time of exercise and shall be made in cash only (including certified cheque or wire transfer of immediately available funds).

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

Pre-approval Policies and Procedures for Audit Services

The Audit Committee has established a practice of approving audit and non-audit services provided by the external auditor. The Audit Committee has delegated to its Chair the authority, to be exercised between regularly scheduled meetings of the Audit Committee, to pre- approve audit and non-audit services provided by the independent auditor. All such pre-approvals would be reported by the Chair to the Audit Committee at the next following meeting of the Audit Committee.

Compensation and Governance Committee

The Company has established a Compensation and Governance Committee that will review all compensation arrangements and policies in place and consider recommending to the Board the adoption of formal compensation guidelines, including with respect to implementing, reviewing and modifying compensation, as well as overseeing our compensation philosophy and administering our equity compensation plan. In addition, the Committee oversees matters relating to governance of the Company, including relating to the Company’s directors and officers. The members of the Compensation and Governance Committee are Thomas Burns (Chair), Paul Piekos and Yvonne Rattray.

Nomination of Directors

The Board does not have a nominating committee. The Board considers its size each year when it passes a resolution determining the number of director's to be appointed at each annual general meeting of shareholders. The Board determined that the configuration of seven directors is the appropriate number of directors, taking into account the number required to carry out duties effectively while maintaining a diversity of views and experience. The Board evaluates new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board including both formal and informal discussions among Board members and the Chief Executive Officer. The Board monitors, but does not formally assess the performance of individual Board members or committee members or their contributions.

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

Employees

See Item 4. Information on the Company – Employees" for more information.

Directors and Executive Officers

The table below presents information relating to the directors and executive officers of the Company as of April 28, 2026, including information relating to share ownership. For additional information, see "Major Shareholders and Related Party Transactions".

Name, Residence and Current Position	Position Held Since	Principal Occupation for the Past 5 Years	Number and Percentage of Shares Beneficially Owned or Controlled (1)
Shaun Passley, PhD (2)(3) Toronto, Ontario, Canada President, Chief Executive Officer, and Chair of the Board of Directors	2017	President, Chief Executive Officer, and Chair of the Board of Directors of the Company since August 2017; Director and Chief Executive Officer of Epazz, Inc. since 2000.	6,168,205 Common Shares (12.85%) 10,000 Super Voting Shares (16.66%) 3,620,000 Preferred Shares (20.69%)
James A. Sherman Chicago, Illinois, USA Chief Financial Officer, Corporate Secretary, and Director	2017	Chief Financial Officer, Corporate Secretary, and Director of the Company since August 2017; President of Advocate CPA, Inc. since 2005.	405,788 Common Shares (0.84%)
Craig Passley Chicago, Illinois, USA Director	2018	Corporate Secretary for Epazz, Inc. between 2005 and 2016; Corporate Secretary for FlexFridge Inc. from 2013 to 2016; Senior Project Manager for Kimball Hill Homes since 2000.	153,327 Common Shares (0.32%)
Paul J. Piekos Chicago, Illinois, USA Director	2018	Owner of Piekos Appraisals since 1990.	54,981 Common Shares (0.02%)
Thomas W. Burns Chicago, Illinois, USA Director	2018	Controller for Consilio since 2016; Controller–Corporate Vice President for Huron Consulting Group since 2000.	54,981 Common Shares (0.02%)
Neville Brown Chicago, Illinois, USA Director	2023	Retired; former Supervisor with AMA for 39 years.	20,981 Common Shares (0.004%)
Yvonne Rattray Chicago, Illinois, USA Director	2023	Retired; formerly with Allstate for over 30 years, including in Underwriting policies.	27,741 Common Shares (0.004%)

(1) Based on 48,020,885 Common Shares issued and outstanding, 60,000 Super Voting Shares outstanding, and 17,270,000 Preferred Shares outstanding as of the date of this Annual Report.

(2) Dr. Passley’s direct holdings exclude 8,367,301 Common Shares, 45,000 Super Voting Shares, and 11,700,000 Preferred Shares held by Epazz, Inc., of which Dr. Passley is the sole director, officer, and principal shareholder with 95% voting control. Dr. Passley’s direct holdings also exclude 1,583,333 Common Shares, 5,000 Super Voting Shares, and 750,000 Preferred Shares held by Ameritek Ventures, Inc., of which Dr. Passley is the sole director and officer and which is majority-controlled by Epazz, Inc.

(3) Share figures for directors include shares issued on November 26, 2025 pursuant to the Director Compensation Master Agreement at a deemed issue price of $3.15 USD per common share: 31,746 shares to each of Dr. Passley and Craig Passley; 15,873 shares to James A. Sherman; and 6,349 shares to each of Thomas W. Burns, Paul J. Piekos, Yvonne Rattray, and Neville Brown.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

To the knowledge of the directors and officers of the Company, as of the date of this Annual Report, no person beneficially owns, or exercises control or direction over, shares carrying more than 5% of the votes attached to such class of shares other than as indicated in the table below. See “Item 10.B Memorandum and articles of association” for information about rights, preferences and restrictions attaching to the Company’s shares.

Name	Type of Ownership	Type of Security Owned	Number of Shares Owned	Percentage of Shares Outstanding (1)
Dr. Shaun Passley	Beneficial and of Record	Common Shares Super Voting Shares Preferred Shares	6,168,205 10,000 3,620,000	12.85% 16.66% 20.69%
Epazz, Inc. (2)	Beneficial and of Record	Common Shares Super Voting Shares Preferred Shares	8,367,301 45,000 11,700,000	17.42% 75% 67.74%
Ameritek Ventures, Inc. (3)(4)	Beneficial and of Record	Common Shares Super Voting Shares Preferred Shares	1,583,333 5,000 750,000	3.29% 8.34% 4.34%
Jennings Family Investments	Beneficial and of Record	Common Shares Preferred Shares	3,500,000 200,000	7.22% 1.15%
Star Financial Corporation	Beneficial and of Record	Common Shares Preferred Shares	3,345,000 200,000	6.96% 1.15%
GG Mars Capital, Inc.	Beneficial and of Record	Common Shares Preferred Shares	2,984,864 200,000	6.12% 1.15%
Directors and Officers (other than Dr. Passley)	—	Common Shares Super Voting Shares Preferred Shares	717,799 — —	1.49% — —

(1) Based on 48,020,885 Common Shares, 60000 Super Voting Shares, and 17,270,000 Preferred Shares issued and outstanding as of the date of this Annual Report (being the latest shareholder register of record delivered by the Company’s transfer agent, Endeavor Trust Corporation).

(2) Dr. Shaun Passley is the sole director and officer of Epazz, Inc. and is its principal shareholder with 95% voting control of Epazz, Inc.

(3) Dr. Shaun Passley is the sole director and officer of Ameritek Ventures, Inc.

(4) Epazz, Inc. is the principal shareholder with more than 90% voting control of Ameritek Ventures, Inc.

As a result of the issuance of the shares of ZenaTech to the related parties pursuant to the Transactions, and assuming the conversion of the Preferred Shares and inclusion of the Super Voting Shares controlled by him, Dr. Shaun Passley owns or controls, directly or indirectly, voting rights in the Company as follows: (i) 16,118,839 Common Shares (directly and through Epazz, Inc. and Ameritek Ventures, Inc.), representing approximately 33.56% of the Common Shares outstanding; (ii) 60,000 Super Voting Shares (directly and through Epazz, Inc. and Ameritek Ventures, Inc.), representing 100.00% of the Super Voting Shares outstanding; and (iii) 16,070,000 Preferred Shares (directly and through Epazz, Inc. and Ameritek Ventures, Inc.), representing approximately 93.05% of the Preferred Shares outstanding. On an as-converted basis (assuming 3:1 conversion of Preferred Shares), Dr. Passley beneficially controls voting power equivalent to approximately 99,013,839 Common Share equivalents.

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

ZenaDrone, Inc. entered into a joint venture with NightSun, LLC for the marketing and sale of drones to the Native American tribes, contingent upon certain conditions being met. Pursuant to the agreement, two LLCs were formed in which NightSun owned 51% and ZenaDrone 49%.  However, NightSun failed to perform its obligations under the arrangement and the Company terminated the arrangement as a result. NightSun subsequently filed a claim in the Shoshone & Aropaho Tribal Court, Wind River Indian Reservation, Wyoming for purported breach of contract, among other claims. The Company believes these claims are frivolous, baseless and without any merit and the Company will defend itself vigorously and seek costs, if required, as our understanding is NightSun was dissolved under the laws of Wyoming on May 9, 2025 for failure to pay taxes.

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

Share Rights

The Company's authorized share capital consists of: (i) an unlimited number of Common Shares,(ii) 100,000,000 preferred shares ("Preferred Shares"), and (iii) 23,000,000 super voting shares ("Super Voting Shares").  As of the date of this Annual Report, the Company has 77,395,461 Common Shares issued and outstanding, 28,770,000 Preferred Shares issued and outstanding, and 185,000 Super Voting Shares issued and outstanding, with the directors and related parties having approximately 76.92% of the voting power of the Company on a non-diluted basis (calculated as: (i) 16,836,638 Common Shares held by directors, officers and affiliated entities, representing 21.75% of Common Shares; plus (ii) 185,000 Super

Voting Shares held in aggregate by Shaun Passley (Chairman and CEO), Epazz, Inc. and Ameritek Ventures, Inc., each Super Voting Share carrying 1,000 votes per share).

Common Shares

The Common Shares have a par value of $0.30. Holders of Common Shares are entitled to one vote per share upon all matters on which they have the right to vote. The Common Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction, purchase for cancellation or surrender provisions. The Company may, if authorized by the directors, purchase or otherwise acquire any of its Common Shares at a price and upon the terms determined by the directors. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital. Holders of the Common Shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available. In the event of dissolution or winding up of the affairs of the Company, holders of the Common Shares are entitled to share rateably in all assets of the Company remaining after payment of all amounts due to creditors.

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

Preferred Shares

The holders of Preferred Shares are not entitled to vote. The Preferred Shares issued by the Company accrue dividends, when, as, and only if declared by the Board, out of any assets at the time legally available, being payable in preference and priority to any declaration or payment of any distribution on Common Shares in a calendar year. The issued Preferred Shares include a liquidation preference equal to $0.01 per share, plus any accrued and unpaid dividends. Each issued Preferred Share is convertible, at the option of the holder, into three Common Shares with five business days’ notice, provided that no conversion will take place until all holders of the issued Preferred Shares consent to such a conversion.

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

Changing the rights of holders of the Company’s common shares requires approval of at least two-thirds of the Company’s shareholders present in person or by proxy at a meeting of shareholders of the Company.

Warrants

The Company had 1,605,551 warrants outstanding as of December 31, 2025, each of which allows the holder to acquire one common share of the Company upon exercise. During the year ended December 31, 2025, holders exercised an aggregate of 3,321,290 warrants, including 200,000 by GG Mars Capital, Inc. and 200,000 by Jennings Family Investments, Inc. (each on January 27, 2025 at USD $1.77), 600,000 by Nancy Cowden on June 20, 2025, 350,000 by LoneStella on July 24, 2025 (each at USD $1.77) and others. Of the 1,605,551 warrants outstanding at December 31, 2025: (i) 22,056 are exercisable at CAN

$0.90 per share for a period of 36 months from the date that the Shares were listed for trading on the Nasdaq Capital Market (“Nasdaq”); (ii) 41,666 are exercisable at CAN $12.00 (USD $8.52 equivalent) per share for a period of three years after the Company’s shares were listed for trading on Nasdaq; (iii) 291,829 are exercisable at USD $10.28 per share for a period of three years after the shares were listed for trading on Nasdaq; and (iv) 1,250,000 warrants are exercisable at USD $1.77 per share until October 31, 2027. Only the loan origination warrants issued in October 2024 had value as of December 31, 2025 and are represented on the balance sheet, with a carrying value of CAD $361,058. There have been no warrant exercises between December 31, 2025 and the date of this Annual Report.

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

Shareholder Meetings

The directors of the Company may call a meeting of shareholders by providing the requisite notice of meeting to shareholders upon 21 days notice to shareholders. Shareholders holding in the aggregate at least 1/20 of the issued shares of the Company that carry the right to vote at general meetings may requisition a general meeting for the purpose of transacting any business that may be transacted at a general meeting and the directors must, regardless of the memorandum or articles, call a general meeting to be held not more than 4 months after the date on which the requisition is received by the Company to transact the business stated in the requisition.

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

Based on the current and expected composition of our income and the value of our assets, we believe that we were not a PFIC United States federal income tax purposes for the for the taxable year ended December 31, 2025 and we expect that we will not be a PFIC for the current taxable year. Nevertheless, because our PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of our assets and income, including our use of proceeds from an offering of Common Shares, and the value of our assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, we may be a PFIC in any taxable year. The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and the cash raised in an offering of Common Shares. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge our classification of certain income and assets as non-passive, which may result in us being or becoming a PFIC in the current or subsequent years.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

See "Item 5. Operating and Financial Review and Prospects" for Quantitative and Qualitative Disclosures About Market Risk.

Item 12. Description of Securities Other than Equity Securities

Debt Securities

Not Applicable.

Warrants and Rights

The table below summarizes the total of the 1,605,551 outstanding warrants and the strike price as of December 31, 2025. The Company applied a USD to Canadian conversion rate of $1.3726 as of December 31, 2025, when calculating the option price for the warrants. The closing market price of the Company’s common shares on December 31, 2025 was USD $3.20 per share. Of these warrants, only the loan origination fee warrants issued in October 2024 had value as of December 31, 2025 and are represented on the balance sheet at a carrying value of CAD $361,058.

Warrants	Curr	Option Price	Conversion Rate Can/US	Option Price USD	Share Price 12/31/2025	Intrinsic Value	Dilution
291,829	USD	10.28	n/a	10.28	3.20	non-dilutive	—
41,666	CAN	12.00	0.7286	8.74	3.20	non-dilutive	—
22,056	CAN	0.90	0.7286	0.66	3.20	2.54	56,022
1,250,000	USD	1.77	n/a	1.77	3.20	1.43	1,787,500
1,605,551							1,843,522

During the year ended December 31, 2025, a total of 1,350,000 warrants were exercised, including 200,000 warrants exercised by GG Mars Capital, Inc. on January 27, 2025, 200,000 warrants exercised by Jennings Family Investments on January 27, 2025, 600,000 warrants exercised by Nancy A. Cowden on June 20, 2025, 350,000 warrants exercised by LoneStella, LLC on July 24, 2025. The outstanding warrant balance was reduced from 2,955,551 as of December 31, 2024 to 1,605,551 as of December 31, 2025 as a result of these exercises, net of any new issuances.

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025.

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

Our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving the desired control objectives. Our management recognizes that any control system, no matter how well designed and operated, will not prevent all errors and all fraud due to inherent limitations of internal controls. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report, that being as of December 31, 2025. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2025 due to the material weakness in our internal control over financial reporting described below.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Management identified the following material weakness in internal control over financial reporting as of December 31, 2025:

As our business has expanded rapidly in the drone sector, our internal controls over financial reporting did not evolve at a commensurate pace, which contributed to the need to file amendments to our Annual Report on Form 20-F for the year ended December 31, 2024. We are in the process of implementing remediation measures, including enhancing our finance and accounting personnel, improving documentation and review procedures, and strengthening our internal control framework.

We believe our remediation plan will be sufficient to remediate the material weakness. However, the material weakness will not be considered remediated until management completes the design and implementation of the actions described above and the controls operate for a sufficient period of time, and management has concluded, through testing, that these controls are effective. As we test our internal controls over financial reporting, we may determine that additional measures or modifications to the remediation plan are necessary or appropriate.

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

Changes In Internal Control Over Financial Reporting

Except as noted above, during the period ended December 31, 2025, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Financial Year Ended December 31, 2025	Financial Year Ended December 31, 2024
Audit Fees(1)	$150,000	$20,920
Audit-Related Fees(2)	–	–
Tax fees(3)	–	–
All Other Fees(4)	–	–
Total Fees:	$150,000	$20,920

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

ZenaTech, Inc.

Consolidated Statements of

Financial Position

For the Year Ended December 31, 2025

and December 31, 2024

Expressed in Canadian Dollars

HEAD OFFICE:
A-6, Maharani Bagh
New Delhi- 110065
Ph.: 011-41626471, 41626470
Fax: 011-41328425
E-mail: info@bansalco.com

BANSAL & CO LLP
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of ZenaTech, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of ZenaTech, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and December 31, 2024, the related consolidated income statements of comprehensive loss, consolidated statements of changes in shareholders' equity (deficiency), and consolidated statements of cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

Emphasis of Matter - Advances to Affiliates

We draw attention to Notes 15 to the consolidated financial statements, which describe the Company's advances to affiliates and related-party balances. As of December 31, 2025, the Company reported a short-term advance to affiliate of CAD $9,095,545, long-term advances to affiliates of CAD $15,216,049,

BRANCHES
Maharashtra : 7&8 GF, Wing-A, Raghavji Building, 15/17, Raghavji Road, Gowalia Tank, Mumbai-400026
Madhya Pradesh : 114, Shree Tower, 2nd Floor, Zone-II, Bhopal (MP) Ph. 0755-4076725, 2769224, 2769225
Chhatisgarh : 6/140 Next to Indra Setu Bridge, Tilaknagar, Chatapara, Bilaspur, Chhatisgarh, (Ch) – 495001
Delhi : D-Block,3rd Floor, Plot No 8, Balaji Estate, Guru Ravidas Marg, Kalkaji, New Delhi – 110019, +91 9810939245

HEAD OFFICE:
A-6, Maharani Bagh
New Delhi- 110065
Ph.: 011-41626471, 41626470
Fax: 011-41328425
E-mail: info@bansalco.com

BANSAL & CO LLP
CHARTERED ACCOUNTANTS

These advances are made under a Management Services Agreement and are intended to be utilized for services, including programming, support fees, wages, benefits, drone manufacturing operations and product development costs, . The Company has the right to enforce repayment of these advances either in services or in cash. Additionally, as part of the agreement, Epazz, Inc. has leased and equipped a manufacturing facility in Lahore, Pakistan, for the production of drones, with upfront investments prepaid by the Company and expensed over time as services are rendered.

The recognition and classification of these advances as assets are based on management's estimates of future service consumption and projected needs. Any changes in these estimates or the ability of Epazz, Inc. to fulfill its service obligations may impact the classification and recoverability of these advances.

Our opinion is not modified with respect to this matter.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Business combinations under IFRS 3

As described in Note 4 to the consolidated financial statements, the Company completed 21 acquisitions during the year ended December 31, 2025. The Company accounted for the acquisitions as business combinations under IFRS 3 and, for certain acquisitions, disclosed that the accounting was provisional while management continued identifying and measuring the fair value of identifiable assets acquired and liabilities assumed in line with IFRS-3 measurement period. As of December 31, 2025, the consolidated statements of financial position included goodwill of CAD $9,637,585 and intangibles of CAD $8,727,015 based on the 21 acquisitions.

We identified business combinations and provisional acquisition accounting under IFRS 3 as a critical audit matter because auditing the acquisition accounting involves analyzing critical management estimates. The principal considerations included the determination of whether the acquired sets met the definition of a business, the measurement of purchase consideration including promissory notes and earn-out arrangements, the identification and valuation of customer relationships, brand recognition, technology and other intangible assets, the resulting goodwill, and the adequacy of the related IFRS 3 disclosures.

Our audit procedures related to this matter included, among others, reading the acquisition agreements and related closing documents; testing the purchase consideration to cash payments, promissory notes, and other contractual consideration; evaluating management's determination that the acquired operations constituted businesses; testing selected opening balance sheet amounts and liabilities assumed; evaluating management's methodology and significant assumptions used to allocate purchase consideration to identifiable assets acquired and liabilities assumed; assessing the reasonableness of intangible asset and goodwill measurements; evaluating the provisional accounting disclosures under IFRS 3; and assessing the adequacy of the related financial statement presentation and disclosures.

BRANCHES
Maharashtra : 7&8 GF, Wing-A, Raghavji Building, 15/17, Raghavji Road, Gowalia Tank, Mumbai-400026
Madhya Pradesh : 114, Shree Tower, 2nd Floor, Zone-II, Bhopal (MP) Ph. 0755-4076725, 2769224, 2769225
Chhatisgarh : 6/140 Next to Indra Setu Bridge, Tilaknagar, Chatapara, Bilaspur, Chhatisgarh, (Ch) – 495001
Delhi : D-Block,3rd Floor, Plot No 8, Balaji Estate, Guru Ravidas Marg, Kalkaji, New Delhi – 110019, +91 9810939245

HEAD OFFICE:
A-6, Maharani Bagh
New Delhi- 110065
Ph.: 011-41626471, 41626470
Fax: 011-41328425
E-mail: info@bansalco.com

BANSAL & CO LLP
CHARTERED ACCOUNTANTS

Share-based Compensation

As described in Notes 11 to the consolidated financial statements, the Company issued common shares and preferred shares during 2025 for director and officer services and bonus compensation. The Company recognized stock-based compensation expense of CAD $2,888,503 for the year ended December 31, 2025, and disclosed that common shares issued to directors for services and preferred shares issued as bonus compensation were accounted for in accordance with IFRS 2.

We identified share-based payments, equity issuances as a critical audit matter because the audit involved complex auditor judgment. The principal considerations included measurement of fair value at grant or issuance dates, classification of the instrument, foreign currency translation of U.S. dollar-denominated transactions, completeness of transfer-agent records, and the adequacy of related-party and equity disclosures.

Our audit procedures related to this matter included, among others, obtaining an understanding of the Company's process for initiating, approving, recording and disclosing share-based payment and equity transactions; compensation arrangements, financing agreements, warrant exercise notices, debt conversion notices, and technology transaction agreements; confirming or reconciling issued and outstanding shares to transfer-agent records; testing the number of shares issued and the relevant issuance dates; evaluating management's fair value measurements and foreign currency translations; evaluating whether transactions were appropriately accounted for under IFRS 2 and other applicable IFRS requirements; and assessing the adequacy of the related financial statement disclosures, including related-party disclosures.

Indra Bansal

Bansal & Co. LLP

Chartered Accountants

We have served as the Company's auditor since 2021.
New Delhi, India
April 28, 2026

BRANCHES
Maharashtra : 7&8 GF, Wing-A, Raghavji Building, 15/17, Raghavji Road, Gowalia Tank, Mumbai-400026
Madhya Pradesh : 114, Shree Tower, 2nd Floor, Zone-II, Bhopal (MP) Ph. 0755-4076725, 2769224, 2769225
Chhatisgarh : 6/140 Next to Indra Setu Bridge, Tilaknagar, Chatapara, Bilaspur, Chhatisgarh, (Ch) – 495001
Delhi : D-Block,3rd Floor, Plot No 8, Balaji Estate, Guru Ravidas Marg, Kalkaji, New Delhi – 110019, +91 9810939245

ZenaTech, Inc.

Consolidated Statements of Financial Position

Expressed in Canadian Dollars

		As of	As of
		December 31,	December 31,
	Notes	2025	2024
Assets
Current assets
Cash	3	$5,980,366	$3,754,075
Marketable securities	3	9,093,887	-
Accounts receivable, net	3	4,166,885	206,434
Short-term advance to affiliate	17	9,095,545	1,918,918
Inventory of Drone Components	3	2,842,794	-
Other current assets	3	2,030,715	399,050
Total current assets		33,210,192	6,278,477
Long–term assets
Property, plant & equipment, net	6	11,692,444	416,695
Right of Use assets	3	4,087,653	210,560
Note receivable from affiliate	5, 17	341,850	341,850
Long-term advance to affiliates	17	15,216,049	13,639,055
Capital advances	7	1,708,194	522,176
Loan initiation fees	11, 17	3,282,221	3,656,109
Product development costs, net	9	6,682,795	4,825,348
Intangibles	8	10,355,079	2,287,367
Goodwill	3,8	12,106,307	2,468,722
Other long-term assets	3	1,080,656	-
Total long–term assets		66,553,249	28,367,882
Total assets		99,763,441	34,646,359
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		9,074,281	1,423,545
Contract Liabilities	3	1,270,958	1,283,892
Lease liability	3	921,068	58,979
Loans Payable	10	3,689,457	124,696
Total current liabilities		14,955,764	2,891,112
Long–term liabilities
Long-term lease obligation	3	3,279,270	152,365
Loans payable	11	13,566,956	9,783,539
Total long–term liabilities		16,846,226	9,935,904
Total liabilities		31,801,990	12,827,016
Shareholders’ equity
Preferred stock	13	51,810,000	51,450,000
Super voting stock	13	1,800,000	1,800,000
Common stock	13	14,406,266	7,530,337
Warrants	13	361,058	751,000
Contributed surplus		110,671,268	16,594,870
Accumulated other comprehensive items reserve	2	(606,722)	397,061
Accumulated deficit		(53,742,186)	(8,524,113)
Common Control Adjustment Account		(56,738,233)	(48,179,812)
Total shareholders’ equity		67,961,451	21,819,343
Total liabilities and shareholders’ equity		$99,763,441	$34,646,359

See Nature of Operations (Note 1) and Subsequent Events (Note 19)

For Bansal & Co., LLP	For ZenaTech, Inc.
Chartered Accountants	Approved and authorized for issuance by the Board of Directors
/s/ Indra Bansal	/s/ James Sherman	/s/ Craig Passley
	James Sherman	Craig Passley
Indra Bansal	Director	Director
Date: April 28, 2026	Date: April 28, 2026	Date: April 28, 2026
Place: New Delhi, India	Place: Chicago, Illinois, USA	Place: Chicago, Illinois, USA

ZenaTech, Inc.

Consolidated Income Statements of Comprehensive Loss

Expressed in Canadian dollars

For the Year Ended

December 31, 2025, and 2024

		Year Ended	Year Ended
		December 31,	December 31,
	Notes	2025	2024
Revenue
Drone as a Service	3	$10,105,734	$-
Software as a Service	3	2,806,988	1,963,605
Total Revenue		12,912,722	1,963,605
Expenses
Amortization and depreciation	6,8	2,181,760	281,749
Programming and support fees		4,273,514	222,010
Sales and marketing		6,646,240	1,191,961
Professional fees		1,522,805	697,393
Wages and benefits		13,421,833	597,212
Stock-based compensation	11	2,888,503	521,547
Stock issued for services		319,982	817,772
General, administrative, and other		6,981,112	648,207
Total Operating Expenses		38,235,749	4,977,851
Net Operating (Loss)		(25,323,027)	(3,014,246)
Other (Expenses) and Income
Finance expenses	9	(19,877,279)	(1,446,748)
Interest income		88,426	27,348
Foreign currency exchange (loss)/gain		32,948	(48,105)
Unrealized loss on marketable securities	3	(139,142)	-
Net (Loss) before Comprehensive (Loss)		(45,218,074)	(4,481,751)
Other Comprehensive Items
Foreign currency translation reserve		(1,003,783)	433,848
Comprehensive (Loss)		$(46,221,857)	$(4,047,903)
Loss per share:	17
Basic		(1.32)	(0.24)
Diluted		(1.32)	(0.24)
Comprehensive loss per share:	17
Basic		(1.35)	(0.22)
Diluted		(1.35)	(0.22)

For Bansal & Co., LLP	For ZenaTech, Inc.
Chartered Accountants	Approved and authorized for issuance by the Board of Directors
/s/ Indra Bansal	/s/ James Sherman	/s/ Craig Passley
Indra Bansal	James Sherman	Craig Passley
Partner	Director	Director
Date: April 28, 2026	Date: April 28, 2026	Date: April 28, 2026
Place: New Delhi, India	Place: Chicago, Illinois, USA	Place: Chicago, Illinois, USA

ZenaTech, Inc.

Consolidated Statements of Changes in Shareholder’s Equity (Deficiency)

Expressed in Canadian Dollars

For the Year Ended

December 31, 2025, and 2024

Particular	Preferred Stock	Super Voting Stock	Common Stock	Warrants	Contributed Surplus	Comprehensive Currency Reserve	Accumulated Deficit	Common Control Adjustment Account	Shareholder Equity

Balance as of December 31, 2023	-	-	5,052,955	-	6,345,940	(36,787)	(4,042,362)	-	7,319,746
Shares issued for services	-	-	100,000	-	1,037,754	-	-	-	1,137,754
Shares issued for compensation	-	-	62,508	-	459,039	-	-	-	521,547
Fractional shares adjustment for 1 for 6 reverse stock split	-	-	-9	-	9	-	-	-	-
Common shares sold	-	-	87,548	-	4,045,854	-	-	-	4,133,402
Shares issued for debt conversions	-	-	1,447,335	-	9,253,620	-	-	-	10,700,955
Debt initiation fees – various	3,600,000	-	-	751,000	(612,000)			-	3,739,000
Issued for purchase of ZooOffice	1,650,000	90,000	150,000	-	818,201	-	-	-	2,708,201
Issued for purchase of Ecker	2,250,000	150,000	300,000	-	1,842,772	-	-	-	4,542,772
Issued for purchase of patents	43,950,000	1,560,000	330,000	-	(6,596,319)	-	-	-	39,243,681
Common control transaction	-	-	-	-	-	-	-	(48,179,812)	(48,179,812)
Net loss, foreign currency reserve, year ended December 31, 2024	-	-	-	-	-	433,848	(4,481,751)	-	(4,047,903)
Balance as of December 31, 2024	51,450,000	1,800,000	7,530,337	751,000	16,594,870	397,061	(8,524,113)	(48,179,812)	21,819,343
Share issuances to CEO for compensation	360,000	-	31,429	-	2,497,073	-	-	-	2,888,502
Warrants conversions	-	-	405,000	(389,942)	3,306,233	-	-	-	3,321,291
Shares issued for indoor drone technology	-	-	900,000	-	7,658,400	-	-	(8,558,400)	-
Shares issuances for conversion of debt	-	-	5,539,500	-	80,614,691	-	-	-	86,154,191
Net loss, foreign currency reserve, year ended December 31, 2025	-	-	-	-	-	(1,003,783)	(45,218,074)	-	(46,221,857)
Adjustment	-	-	-	-	1	-	1	-21	-19
Balance as of December 31, 2025	51,810,000	1,800,000	14,406,266	361,058	110,671,268	(606,722)	(53,742,186)	(56,738,233)	67,961,451

For Bansal & Co., LLP	For ZenaTech, Inc.
Chartered Accountants	Approved and authorized for issuance by the Board of Directors
/s/ Indra Bansal Indra Bansal	/s/ James Sherman James Sherman	/s/ Craig Passley Craig Passley
Partner	Director	Director
Date: April 28, 2026	Date: April 28, 2026	Date: April 28, 2026
Place: New Delhi, India	Place: Chicago, IL, USA	Place: Chicago, Illinois, USA

ZenaTech, Inc.

Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

For the Year Ended

December 31, 2025, and 2024

	Year Ended	Year Ended
	December 31,	December 31,
	2025	2024
Operating Activities:
Net loss for the period	$(45,218,074)	$(4,481,751)
Item not affecting cash:
Amortization and depreciation	2,181,760	281,749
Bad debts	368,228	–
Amortization of loan initiation fees	373,888	82,891
Finance expenses	1,764,835	480,692
Loan derivative finance expense	18,112,444	712,652
Stock–based compensation	2,888,503	521,547
Stocks issued for services	319,982	817,772
Loss on the sale of assets	14,122	-
Changes in non–cash working capital:
Accounts receivable	(976,977)	80,361
Inventory of Drone Components	(2,842,794)	-
Other current assets	(883,380)	(55,335)
Accounts payable and accrued liabilities	(2,520,991)	167,604
Contract Liabilities	(289,593)	(7,784)
Change in dues from affiliate	(8,753,621)	(8,434,818)
Cash Used in Operating Activities	(35,461,668)	(9,834,420)
Investing Activities:
Purchase of PPE	(7,969,908)	(398,475)
Proceeds from sale of assets	4,630	-
Note receivable – principal	-	23,975
Marketable securities	(9,233,029)	-
Acquisition costs	(7,604,441)	20,882
Product development costs	(2,245,754)	(1,050,450)
Long-term Assets (Capital Advances)	(2,266,674)	(522,176)
Cash Used in Investing Activities	(29,315,176)	(1,926,244)
Financing activities:
Loans Borrowed	65,308,316	10,784,633
Lease payments	(333,180)	(30,835)
Warrants exercised	3,321,290
Proceeds from the issuance of debentures	-	402,773
Proceeds from stock sale	-	4,133,402
Repayment of loans	(834,384)	(407,799)
Cash Provided by Financing Activities	67,462,042	14,882,174
Effect of foreign exchange	(458,907)	631,381
Change in cash	2,226,291	3,752,891
Cash, beginning of the year	3,754,075	1,184
Cash, end of the year	$5,980,366	$3,754,075
Cash and Cash Equivalents Consist of:
Cash in bank	$5,980,366	$3,754,075

For Bansal & Co., LLP	For ZenaTech, Inc.
Chartered Accountants	Approved and authorized for issuance by the Board of Directors
/s/ Indra Bansal	/s/ James Sherman	/s/ Craig Passley
Indra Bansal	James Sherman	James Sherman
Partner	Director	Director
Date: April 28th , 2026	Date: April 28th , 2026	Date: April 28th , 2026
Place: New Delhi, India	Place: Chicago, IL, USA	Place: Chicago, Illinois, USA

1.NATURE OF OPERATIONS

ZenaTech, Inc. is a technology solutions company that specializes in mission-critical cloud-based software applications integrated with smart hardware to deliver innovative solutions across diverse industries. ZenaTech, Inc. (“ZenaTech” or the “Company”) was incorporated by Articles of Incorporation in the State of Illinois, United States of America (“USA”) on August 31, 2017, under the name ZenaPay, Inc. On August 11, 2020, the name of the Company was changed to ZenaDrone, Inc., and on October 5, 2020, to ZenaTech, Inc. to better reflect the Company’s business activities and its corporate organization.

On December 14, 2018, the Company was domiciled in British Columbia, Canada, through Articles of Continuance pursuant to the provisions of the Business Corporation Act (British Columbia). ZenaTech moved its headquarters to Vancouver during January 2025.

The Common Shares of the Company are listed and posted for trading on the Nasdaq Capital Market under the trading symbol “ZENA”, on the Mexican Stock Exchange (BMV) under the symbol “ZENA”, and on the Frankfurt Stock Exchange under the trading symbol “49Q”. Nasdaq is the Company's primary trading market.

The Company’s principal address and office is located at 777 Hornby Street, Suite 1460, Vancouver, British Columbia V6Z 1S4 Canada and its telephone number is (647) 249-1622. The Company’s registered and records office is located at Suite 1000 – 595 Burrard Street, Vancouver, British Columbia V7X 1M8 Canada.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our internet website is http://www.zenatech.com.

ZenaTech operated in the software business as it incurred expenses developing its drone business until December 31, 2024. In 2025 the Company began generating revenues in the survey business through acquisitions and now it operates in two segments: (i) software development technology, sales, and distribution and (ii) survey services (DaaS) . The Company intends to deliver these services using its internally developed drones and related technologies. ZenaTech, Inc. is the parent-holding company that operates through wholly owned subsidiary companies as described below.

Enterprise as a Software Companies

ZenaTech specializes in the development of mission-critical cloud-based software applications that can be integrated with smart hardware to create innovative solutions for companies in a variety of industries. See a list of the software industries and customer serviced below.

•ZenaTech, Inc. (“ZenaTech”), originally incorporated under the name ZenaPay, Inc., a British Columbia, Canada, company, provides cloud-based enterprise safety and compliance management software and mobile solutions that can be utilized in a variety of industries including for field management services

•PacePlus, Inc.(“PacePlus”) is a Wyoming, USA corporation that provides cloud-based enterprise software solutions for the medical records industry, with its subsidiaries,

•SystemView, Inc. (“SystemView”) is a Wyoming, USA corporation that provides software solutions for the automated facility management industry, and,

•ZigVoice, Inc. (“ZigVoice”) is a Wyoming, USA corporation that provides software solutions for the contact center industry.

•WorkAware, Inc. (“WorkAware”), a Wyoming, USA company, provides cloud-based enterprise safety and compliance management software and mobile solutions that can be utilized in a variety of industries including field management services,

•TillerStack, GmbH., a German corporation, provides cloud-based enterprise field service management software and mobile solutions for variety of industries.

•PsPortals, Inc. (“PsPortals”), a Delaware, USA corporation, provides browser-based enterprise software applications for public safety.

•Ecker Capital, Inc. (“Ecker”), a holding company for,

•Interactive Systems, Inc., a software inventory management company,

•interlinkONE, Inc., a SaaS cloud-based solutions for warehouse and inventory fulfillment company, and,

•ESM Software, Inc., a software technology provider specializing in developing business strategy management solutions.

•ZooOffice, Inc., DBA Jadian, a global software and services company that provides complete solutions for companies managing compliance, and its subsidiary,

•DeskFlex, Inc., provides smart desk booking and office hoteling software solutions,

•Othership, Limited (“Othership”), a United Kingdom limited liability company, provides software for workplace scheduling and management solutions to remote businesses and individuals, and

Enterprise as a Survey Companies and Drone Technology

During 2025, in connection with our Drone as a Service business, ZenaTech acquired the companies from the list below starting with Weddle Surveying, Inc. in January 2025 and has reported revenue from this industry during 2025. See a list of the drone industries and customers serviced below.

•ZenaDrone, Inc. (“ZenaDrone WY”) a Wyoming, USA, company, and its subsidiaries,

•ZenaDrone Limited, an Irish entity established for the Irish and European Union drone sales and drone services operations to register with the Irish Aviation Authority.

•ZenaDrone Manufacturing, Inc., an Arizona corporation established to manufacture drones in the United States of America002E

•ZenaDrone Trading LLC (“ZenaDrone LLC”), a Dubai, United Arab Emirates (“UAE”) corporation established for the drone commercial, marketing and sales of drone operations with its subsidiary,

•ZenaDrone Manufacturing (FZE) (“ZenaDrone FZE”), a Sharjah, UAE company established for the manufacturing of drones and batteries.

•Drone as a Service, Inc, a Wyoming Corporation, opened for operations in the drone industry.

•Spider Vision Sensors, Ltd., opened in anticipation of opening a sensors and component manufacturing facility in Taipei, Taiwan and to supply components which will be used in the ZenaDrone products.

•Weddle Surveying, Inc., (‘Weddle”) a Tigard, Oregon, company, serves residential and commercial clients within the Portland Metropolitan region and surrounding areas of Northwest Oregon and Southwest Washington.

•KJM Land Surveying, Inc. (“KJM”), based in Pensacola, Florida, provides a range of professional land surveying services, including boundary surveys, ALTA surveys, as-built surveys, topographic surveys, and elevation certificates to residential, commercial, and construction customers.

•Landtec Construction Surveying, DBA Wallace Surveying Corporation, (“Wallace”) of West Palm Beach, Florida, a well-established land survey company, provides construction and land development surveys delivering accurate and reliable data that supports project planning and design for developers, contractors, engineers, and architect customers.

•Survey East, Inc., DBA Miller Land Surveying Corporation (“Miller”) of Lake Worth, Florida, is a land survey and mapping company in the Palm Beach Country area of South Florida.

•Empire Land Surveying (“Empire”) of Pensacola, Florida, is a land survey company with over twenty years of experience providing residential and ALTA surveys. The Company operates in Pensacola, Florida area and its surroundings.

•Laventure & Associates, Inc., (“Laventure”) of Fort Pierce, Florida is a land surveying, mapping, and service corporation with in-house expertise to service the powerline inspection market. Atlantic Civil Engineering, Inc., a Port St. Lucie, Florida corporation, is a civil engineering firm servicing Florida and neighboring states. Both Laventure and Advanced Civil Engineering, Inc. operate under the Laventure name.

•Morgan Surveying, Inc., (“Morgan”) of Greensboro, North Carolina, is a land surveying firm with a strong portfolio of municipal, county and private sector clients. Morgan operates in Guilford County and surrounding areas.

•Cardinal Civil Resources (“Cardinal”) of Williamsburg, Virginia, is a land surveying and engineering firm with operations across Virginia, North Carolina, and South Carolina.

•Lescure Engineers, Inc. (“Lescure”) of Santa Rosa, California, a civil engineering and land surveying firm. Lescure Engineers provides full-service civil engineering since 1979, land surveying, and development planning solutions, with expertise spanning water and wastewater systems, utility and drainage planning, commercial and winery permit applications, construction and subdivisions.

•A&J Land Surveyor, Inc. (“A&J”), a Jacksonville, Florida, land-based survey and engineering firm founded in 1995, specializes in complex surveying projects across aviation, utility, and infrastructure, with expertise in runway surveys, hangar projects, and utility development. The firm is well established in Jacksonville and has longstanding relationships with leading regional aviation and utility authorities.

•Putt Land Surveying, Inc. (“Putt”), a Tucson, Arizona firm, a land survey founded more than forty years ago, with established clients including City of Tucson, school districts, and a range of public and private sector clients.

•Rampart Surveys Inc. (“Rampart”), of Woodland Park, Colorado, a land survey firm with nearly three decades of experience. Rampart has established a reputation for providing boundary, land title, topographic, and construction staking surveys for commercial projects across central Colorado while maintaining strong relationships with various regional governments and private-sector clients across multiple counties.

•Smith Surveying Group LLC (“Smith”), of Jacksonville, Forida, a land surveying and inspection firm with longstanding expertise and clients across municipal, aviation, and commercial markets. Smith has an established presence in Jacksonville’s public sector and commercial markets across many of the region’s infrastructure, development and land-use projects.

•Vara 3D Inc. (“Vara”), of the Salt Lake City, Utah area, a surveying and 3D mapping company. Vara serves clients across Utah with a strong footprint in California’s solar energy ecosystem. Vara specializes in commercial, residential, and solar energy firm projects with a broad base of recurring clients. Their services include land surveying, 3D mapping, and construction staking, as well as commercial and utility-scale solar facility and solar array planning.

•Holt Surveying & Mapping, Inc. (“Holt”), of Spokane, Washington, a land surveying services with operations across Washington state and Northern Idaho. Holt maintains established customer relationships in the Pacific Northwest construction and infrastructure markets.

•L.D. King Engineering Co. Inc. (“L.D. King”) of Ontario, California. They are a civil engineering and land surveying firm with over sixty years of experience providing surveying, engineering, land development, construction management, planning, and quality control services.

•Andrew Spiewak Land Surveyor, Inc. (“Andrew”), of the Chicago, Illinois area, a land surveying and engineering consulting service firm. Andrew provides services to local builders, developers, architects, and engineers.

•Sunrise Window Cleaners (“Sunrise”) of Hammonds Plains, Nova Scotia. They are a window cleaning company with over fifteen years of experience providing window cleaning and related exterior maintenance services.

•Casado Design Ltd. (“Casado”) of Weston-super-Mare, England, UK-based corporation, with almost 15 years of experience in conducting land surveys and CAD (Computer-Aided Design) services with 3D modelling and design.

ZenaTech listed its common stock on Nasdaq.com, a New York stock trading exchange, under the ticker ‘ZENA’ on October 1, 2024.

The Company acquired the following companies and patents during the last quarter of 2024: (i) ZooOffice, Inc. from Epazz, which develops cloud business software products for businesses and government (ii) Ecker Capital, LLC., from Ameritek Ventures Inc., which is a software developer for warehouse software products (to be used in developing the Company's IQ drone series) (iii) a design patent from Epazz that allows for the ZenaDrone 1000 to be able to generate lift from its body design and increasing payload capacity, and (iv) a utility patent from Epazz that allows for the ZenaDrone 1000 to be recharged remotely without human assistance. In consideration for the acquisitions, the Company issued Common Shares, Super Voting shares and preferred shares.

ZenaDrone, WY, with its subsidiaries and ZenaDrone LLC with its subsidiaries, collectively “ZenaDrone,” operate in the drone industry and have separate production processes, customers and sales distribution systems. ZenaDrone entities were a cost center for the current period, and the year ended December 31, 2024. ZenaDrone, LLC became a separate financial reporting segment in 2025 and is consolidated under Drone as a Service (“DaaS”).

ZenaTech acquired Weddle Surveying, Inc., a Tigard, Oregon based professional land surveying company, on January 14, 2025. Weddle serves residential and commercial clients within the Portland Metropolitan region and surrounding areas of Northwest Oregon and Southwest Washington.

ZenaTech acquired KJM Land Surveying, Inc. based in Pensacola, Florida, on January 22, 2025. KJM provides a range of professional land surveying services, including boundary surveys, ALTA surveys, as-built surveys, topographic surveys, and elevation certificates to residential and commercial and construction sectors for over thirty years.

ZenaTech opened Spider Vision Sensors, Ltd, a new business in Taiwan in February 2025. Spider Vision Sensors will help the company with sensors manufacturing while developing a partnership in East Asia to sell to the growing defense market in that region.

ZenaTech bought Othership, Limited, a United Kingdom company on March 18th, 2025. Othership is a workspace and collaborative workplace software company providing workplace scheduling and management solutions to remote-first businesses and individuals. This acquisition will expand ZenaTech’s internal expertise in developing applications using quantum computing across both AI drone and enterprise SaaS areas, where we see growing demand and revenue opportunities.

ZenaTech acquired Wallace Surveying Corporation (“Wallace”) of West Palm Beach, Florida, on April 2nd, 2025. Wallace is a well-established land survey company with thirty years of experience providing construction and land development surveys delivering accurate and reliable data that supports project planning and design for developers, contractors, engineers, and architect customers.

ZenaTech acquired Miller Land Surveying Corporation DBA Survey East II (“Miller”) of Lake Worth, Florida, on April 7th, 2025. The firm is a land survey and mapping company with a 40-year history and deep portfolio of business customers in the Palm Beach County area of South Florida.

ZenaTech acquired Laventure & Associates, Inc., on May 21, 2025. Laventure is a Fort Pierce, Florida, land surveying, mapping, and service firm with in-house expertise to service the powerline inspection market. Atlantic Civil Engineering, Inc., a Port St. Lucie, Florida corporation, is a civil engineering firm servicing Florida and neighboring states. Both Laventure and Atlantic Civil Engineering operate under the Laventure name.

ZenaTech acquired Empire Land Surveying of Pensacola, Florida, on June 9, 2025. The acquired company, Empire Land Surveying, is a Pensacola Florida-based surveying firm with over two decades of expertise and replete customer relationships for topographic, boundary and control surveys.  and will serve as strategic bolt-on to the January 2025 acquisition ZenaTech completed of KJM Land Surveying, further adding reach, capacity, and business and government customers in Northwest Florida and the company’s Southeast US region.

Morgan Land Surveying, Inc, a subsidiary of ZenaTech, bought Morgan Surveying, Inc., a Greensboro, North Carolina on August 4, 2025, land surveying firm with an established reputation for serving customers in Guilford County and surrounding areas for over 30 years. This marks the first completed acquisition in North Carolina, expanding the DaaS business presence in the Southeast region along with five recent Florida-based acquisitions and enhances the company’s ability to sell to both government and commercial customers.

ZenaTech acquired Cardinal Civil Resources, of Williamsburg, Virginia on August 1st, 2025. Cardinal is a land surveying and engineering firm with operations across Virginia, North Carolina, and South Carolina. Cardinal’s commercial portfolio includes a large national homebuilder as well as custom residential developers, large-scale multi-unit builders, airport hangars. This purchase increases the Company’s DaaS footprint in the Southeast region and its portfolio of marquee major customers including the US Department of Transportation (USDOT). The acquisition also comes at a pivotal time for the domestic drone industry, aligning with the recent policy directive BVLOS (Beyond Visual Line of Sight) proposal introduced by US Transportation Secretary Sean P. Duffy, aimed at expanding the commercial use of unmanned systems nationwide.

ZenaTech acquired Lescure Engineers, Inc. (“Lescure”) of Santa Rosa, California, a civil engineering and land surveying firm on September 11, 2025. Lescure Engineers provides full-service civil engineering since 1979, land surveying, and development planning solutions, with expertise spanning water and wastewater systems, utility and drainage planning, commercial and winery permit applications, construction and subdivisions.

ZenaTech acquired A&J Land Surveyor, Inc. (“A&J”), a Jacksonville, Florida, on September 17th, 2025. A&J is a land-based survey and engineering firm founded in 1995, specializing in complex surveying projects across aviation, utility, and infrastructure, with expertise in runway surveys, hangar projects, and utility development. The firm is well established in Jacksonville and has longstanding relationships with leading regional aviation and utility authorities.

ZenaTech purchased Putt Land Surveying, Inc. (“Putt”), a Tucson, Arizona firm, on October 3, 2025. This transaction ushers in the acceleration of the Company’s central and south Arizona operations currently based in Phoenix, and capacity building to serve DaaS clients throughout the state of Arizona. Putt is a land survey founded more than forty years ago, with established clients including City of Tuscon, school districts, and a range of public and private sector clients. Putt Land Surveying, Inc. has a history of providing professional surveying services across southern Arizona. The company operates throughout Cochise, Pima, Pinal, and Santa Cruz counties, offering boundary, certified land surveys for commercial transactions, topographic, design, and construction staking surveys, along with FEMA (Federal Emergency Management Agency) elevation certificates.

ZenaTech purchased Rampart Surveys, LLC (“Rampart”), a Woodland Park, Colorado, firm on November 12th, 2025. This transaction expands Zenatech’s Drone as a Service national footprint into Colorado, providing the first presence in the US Central West region.  Founded in 1997, Rampart Surveys has established a reputation for providing boundary, land title, topographic, and construction staking surveys for commercial projects across central Colorado while maintaining strong relationships with various regional government and private-sector clients across multiple counties. The addition of Rampart Surveys positions ZenaTech to expand service delivery and broaden its DaaS portfolio across Colorado’s agricultural regions to include the introduction of agricultural drone services including crop inspection, monitoring, spraying and crop health analysis.

ZenaTech purchased Smith Surveying Group, LLC (“Smith”), a Jacksonville, Florida firm on November 17, 2025. Smith is a land surveying and inspection firm with longstanding expertise and clients across municipal, aviation, and commercial markets. Founded in 1988, Smith Surveying Group is an established presence in Jacksonville’s public sector and commercial markets across many of the region’s infrastructure, development and land-use projects.

ZenaTech acquired Casado Design Ltd. (“Casado”) of Weston-super-Mare, England, UK-based corporation. They have almost 15 years of experience in conducting land surveys and CAD (Computer-Aided Design) services with 3D modelling and design.

ZenaTech acquired Vara 3D, Inc., (Vara 3D") of Murray, Utah, on December 12, 2025. They are a land surveying company providing construction staking; boundary surveys; solar and water treatment site surveys; and 3D modeling.

ZenaTech purchased Holt Surveying & Mapping, Inc. (“Holt”) of Spokane, Washington, on December 15, 2025. They are a land surveying company with over eight years of experience providing boundary, ALTA, topographic and construction staking.

ZenaTech purchased L.D. King Engineering, Co. Inc. (“L.D. King”) of Ontario, California, on December 18, 2025. They are a civil engineering and land surveying firm with over sixty years of experience providing surveying, engineering, land development, construction management, planning, and quality control services.

ZenaTech purchased Nova Scotia Limited dba Sunrise Window Washers, (“Sunrise”), a Jacksonville, Florida firm on December 15th, 2025. Founded in 1988, Smith Surveying Group is an established presence in Jacksonville’s public sector and commercial markets across many of the region’s infrastructure, development and land-use projects.

Drone as a Service purchased Andrew Spiewak Land Surveyor, Inc. (“Andrew”), a Jacksonville, Florida firm on December 22, 2025. Founded in 1988, Smith Surveying Group is an established presence in Jacksonville’s public sector and commercial markets across many of the region’s infrastructure, development and land-use projects.

After each land survey company acquisition ZenaTech moves forward with converting the service to be provided by drone technology.

Going Concern

We prepared these consolidated financial statements under a going concern basis, which presume that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future The Company had an accumulated (deficit)/Surplus of $(53,742,186) as of December 31, 2025, while the Company had an accumulated (deficit)/Surplus of $(8,524,113) as of December 31, 2024. Working capital as of December 31, 2025, was $18,254,428 (current assets $33,210,192 less current liabilities $14,955,764). Working capital is current assets minus current liabilities. The Company has sufficient credit lines to meet its working capital requirements for the next year.

2.BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”). These policies have been consistently applied to all the years presented, unless otherwise stated. The reviewed consolidated financial statements have been authorized by the Company’s Board of Directors meeting on April 28, 2025.

Basis and Principle of Consolidation

ZenaTech had only one reporting segment until December 2024. The Company branched into the drone industry and the drone serveying (DaaS) is a new reporting segment during January 2025. The Company as of year is in process of introducing drone equipment and technologies for use in the survey businesses acquired during 2025.  The Company has now two reportable segments, the enterprise software segment and the drone as a service (DaaS) segment (consisting of survey business). In the software industry we have entities that are in the technology sector and have similar operating activities. We decided this based on the type of products and services each company offers, which is software licensing and software maintenance, the nature of the production processes, which is issuing new software licenses to customers, the type or class of customer for their products and services, which is users of software, and the methods used to distribute their products and services, which is online delivery.

We consolidated financial statement reports for all the companies for the years ended December 31, 2025, and 2024 according to IFRS 8, paragraph 22.

We have acquired twenty-one land surveying companies and may potentially acquire more. These transactions were all made from parties at arms-length to ZenaTech and do not constitute related party transactions. It is anticipated that as our land surveying business grows following the integration of technology data platforms to gather, plot and complete land surveys using drones, the percentage of conventional land surveys using traditional methods-via Total Stations, tripod-mounted operator-controlled photogrammetry machines, will comprise an increasingly smaller percentage of the business while the overall business grows. The acquisitions are aligned with the drone business by the Company is developing and will be integrated into the drone operations of the Company as it builds out its business.

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

The consolidated financial statements include financial statements of the Company and the subsidiaries listed below:

Company Name	Country of Incorporation	Economic interests
ZenaTech, Inc.	United States of America	100%
PacePlus Inc.	United States of America	100%
SystemView Inc.	United States of America	100%
ZigVoice, Inc.	United States of America	100%
ZenaDrone, Inc.	United States of America	100%
ZenaDrone Limited	Ireland	100%
ZenaDrone Manufacturing, Inc.	United States of America	100%
Othership Ltd.	United Kingdom	100%
Workaware, Inc.	United States of America	100%
TillerStack, GmbH	Germany	100%
TillerStack, Inc.	United States of America	100%
Ecker Capital, Inc	United States of America	100%
Drone as a Service, Inc.	United States of America	100%
DroneAsAService.com Drone Services Inc.	Canada	100%
ZenaDrone Trading L.L.C.	United Arab Emirates	100%
ZenaDrone Manufacturing (FZE)	United Arab Emirates	100%
Spider Vision Sensors, Ltd.	Taiwan	100%
Weddle Surveying Inc.	United States of America	100%
Casado Design Limited	United Kingdom	100%
Empire Land Surveying, Inc.	United States of America	100%
Morgan Land Services, Inc.	United States of America	100%
Cardinal Survey & Design, Inc.	United States of America	100%
A & J Land Surveyors, Inc.	United States of America	100%
Survey East, Inc. (d/b/a Miller Land Surveying)	United States of America	100%

3232605 Nova Scotia Limited (d/b/a Sunrise Window Cleaners)	Canada	100%
Vara 3D, Inc.	United States of America	100%
Laventure & Associates, Inc.	United States of America	100%
Atlantic Civil Engineering, Inc.	United States of America	100%
DaaS SW, Incorporated	United States of America	100%
L. D. King Engineering Co., Inc.	United States of America	100%
Drone as a Service Franchise, Inc.	United States of America	100%
Zena AI, Inc.	United States of America	100%
Drone as a Service.com Pty Ltd	Australia	100%
ZenaDrone Inc.	Canada	100%
PsPortals, Inc.	United States of America	100%
Interactive Systems, Inc.	United States of America	100%
interlinkONE, Inc.	United States of America	100%
ZooOffice, Inc.	United States of America	100%
KJM Land Surveying, Inc.	United States of America	100%
Wallace Surveying Corporation	United States of America	100%
Lescure Engineers, Inc.	United States of America	100%
Putt Land Surveying, Inc.	United States of America	100%
Rampart Surveys Inc.	United States of America	100%
Smith Surveying, Inc.	United States of America	100%
Holt Surveying & Mapping, Inc.	United States of America	100%
Andrew Spiewak Land Surveyor, Inc.	United States of America	100%
ZenaDrone Havacilik Hizmetleri Lmt.	Turkey	100%

Spider Vision Sensors, the Taiwan subsidiary, is a research and development center and currently a cost center. ZenaDrone Havacilik Hizmetleri Lmt. is a subsidiary of Zenatech Inc., a Wyoming based company.  It is a research and development center and currently a cost center.

Basis of Measurement

The consolidated financial statements are prepared on an accrual basis and historical cost basis, except for certain financial instruments, which are measured at fair value. These consolidated financial statements are prepared and presented in Canadian dollar (“CAD”) and represented by a dollar sign ($). The functional currency of the Company is the Canadian dollar, and the functional currency of the subsidiaries is Canadian dollar, United States of America (“USD”) dollar, euro, GBP, AED, New Taiwan dollar and Turkish Lira. In addition to Canada, the Company has operations in the United States of America, UAE, UK, Germany, Taiwan and Turkey.

The Company has a facility in Sharjah, UAE. ZenaTech plans to open a manufacturing facility in Nevada, USA and sales offices related to the drones in Germany, Ireland, United Arab Emirates, and United Kingdom. ZenaTech is negotiating with potential drone clients in Europe, Asia and South America.

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

Impairment of Non-Financial Assets

An impairment loss is recognized for the amount by which the assets or cash-generating unit's carrying amount exceeds its recoverable amount. To determine the recoverable amount, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. In the process of measuring expected future cash flows, management makes assumptions about future operating results. In addition, when determining the applicable discount rate, estimation is involved in determining the appropriate adjustments to market risk and asset specific risk factors.

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

−expected credit loss on accounts receivable the company applies IFRS 9 simplified approach to measuring expected credit losses on trade receivables and recognizes a lifetime ECL allowance from initial recognition,

−changes in forecast performance or probability assessments underlying the earn-out measurement could result in a corresponding change in the fair value of the contingent consideration.

−judgment in determining the grant date and service period for shares issued to directors and officers under IFRS 2.

−judgment in assessing whether conversion options and warrants meet the fixed-for-fixed equity classification criteria under IAS 32. Features that do not meet equity classification are recognized as derivative financial liabilities and measured at fair value through profit or loss.

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

The following table describes the exchange rates applied as of December 31, 2025.

Currency Pair	Year-End Rate	Average Rate
USD/CAD	1.3726	1.3976
CAD/Euro	0.6204	0.6342
GBP/CAD	1.8491	1.8418
CAD/AED	2.6758	2.6280
TWD(NT$)/CAD	0.0437	0.0449
TRY/CAD	0.0318	0.0353

The functional currencies for the parent company and each subsidiary are as follows:

Company Name	Country of Incorporation	Function Currency
ZenaTech, Inc.	Canadian	Canada dollar
ZenaTech, Inc.	United States of America	United States of America dollar
PacePlus Inc.	United States of America	United States of America dollar
SystemView Inc.	United States of America	United States of America dollar
ZigVoice, Inc.	United States of America	United States of America dollar
ZenaDrone, Inc.	United States of America	United States of America dollar
ZenaDrone Limited	Ireland	Euro
ZenaDrone Manufacturing, Inc.	United States of America	United States of America dollar
Othership Ltd.	United Kingdom	United Kingdom pound
Workaware, Inc.	United States of America	United States of America dollar
TillerStack, GmbH	Germany	Euro
TillerStack, Inc.	United States of America	United States of America dollar
Ecker Capital, Inc	United States of America	United States of America dollar
Drone as a Service, Inc.	United States of America	United States of America dollar
DroneAsAService.com Drone Services Inc.	Canada	Canada dollar
ZenaDrone Trading L.L.C.	United Arab Emirates	United Arab Emirates Dirham
ZenaDrone Manufacturing (FZE)	United Arab Emirates	United Arab Emirates Dirham
Spider Vision Sensors, Ltd.	Taiwan	New Taiwan dollar
Weddle Surveying Inc.	United States of America	United States of America dollar
Casado Design Limited	United Kingdom	United Kingdom pound
Empire Land Surveying, Inc.	United States of America	United States of America dollar
Morgan Land Services, Inc.	United States of America	United States of America dollar
Cardinal Survey & Design, Inc.	United States of America	United States of America dollar
A & J Land Surveyors, Inc.	United States of America	United States of America dollar
Survey East, Inc. (d/b/a Miller Land Surveying)	United States of America	United States of America dollar
3232605 Nova Scotia Limited (d/b/a Sunrise Window Cleaners)	Canada	Canada dollar
Vara 3D, Inc.	United States of America	United States of America dollar
Laventure & Associates, Inc.	United States of America	United States of America dollar
Atlantic Civil Engineering, Inc.	United States of America	United States of America dollar
DaaS SW, Incorporated	United States of America	United States of America dollar
L. D. King Engineering Co., Inc.	United States of America	United States of America dollar
Drone as a Service Franchise, Inc.	United States of America	United States of America dollar
Zena AI, Inc.	United States of America	United States of America dollar
Drone as a Service.com Pty Ltd	Australia	Australian Dollar
ZenaDrone Inc.	Canada	Canada dollar
PsPortals, Inc.	United States of America	United States of America dollar
Interactive Systems, Inc.	United States of America	United States of America dollar
interlinkONE, Inc.	United States of America	United States of America dollar
ZooOffice, Inc.	United States of America	United States of America dollar
KJM Land Surveying, Inc.	United States of America	United States of America dollar
Wallace Surveying Corporation	United States of America	United States of America dollar
Lescure Engineers, Inc.	United States of America	United States of America dollar
Putt Land Surveying, Inc.	United States of America	United States of America dollar
Rampart Surveys Inc.	United States of America	United States of America dollar
Smith Surveying, Inc.	United States of America	United States of America dollar
Holt Surveying & Mapping, Inc.	United States of America	United States of America dollar
Andrew Spiewak Land Surveyor, Inc.	United States of America	United States of America dollar
ZenaDrone Havacilik Hizmetleri Lmt.	Turkey	Turkish Lira

Financial statements of subsidiaries for which the functional currency is not the Canadian dollar are translated into Canadian dollars as follows: all asset and liability accounts are translated at the year-end exchange rate; all earnings and expense accounts and as well as cash flow statement items are translated at average exchange rates for the year. The resulting translation gains and losses are recorded as exchange differences in translating foreign operations into other comprehensive income.

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

ZenaTech made company acquisitions in United States dollars, or USD. We used US dollars to describe these transactions since they were historical amounts. When appropriate for certain year-end balance sheet information, we converted those amounts to Canadian dollars, CAD or $, as listed on the https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

3.MATERIAL ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements set out below have been applied consistently in all material respects.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of six months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value. The Company had $5,980,366 in cash and no other cash equivalents as of December 31, 2025 (December 31, 2024: $3,754,075).

Inventories of Drone Components

Inventories are initially recognized at cost, and subsequently at the lower of cost and net realizable value. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Marketable Securities

The Company classifies short-term investments in marketable securities as current assets. As of December 31, 2025, the Company held marketable securities totaling $9,093,887 (December 31, 2024: Nil ), representing amounts held in the Cash Investment (CAN) account and related short-term investment vehicles. These are measured at fair value through profit or loss. As of December 31, 2025, the marketable securities are invested through BMO and Merrill (Bank of America) in Bonds $744,822, ETFs 1,409,403, Liquid and Treasury Funds 4,477,230, Redeemable Short-Term Investment Certificates $ 500,000 and other short-term securities $1,962,432. The Unrealized loss on marketable securities as on December 31, 2025 is $ 139,142.

Accounts Receivable

Accounts receivables are amounts due from customers for services transferred in the ordinary course of business where the Company’s right to consideration is unconditional, other than the passage of time. Accounts receivables are initially recognized at the amount of consideration that is unconditional and are subsequently measured at amortized cost, less loss allowance for expected credit losses. The Company does not charge interest on normal accounts receivables. The Company had accounts receivable of $4,773,616 as of December 31, 2025, less an allowance for uncollectible accounts of $606,731, for a net balance of $4,166,885 (December 31, 2024: $206,434). The significant increase reflects the addition of twenty-one land surveying subsidiaries acquired throughout 2025.

Contract assets

Contract assets represent the Company’s right to consideration for services transferred to customers where the right to payment is conditional on completion of remaining Contract assets are reclassified to trade receivables when the Company’s right to consideration becomes unconditional, which generally occurs upon completion of the related service or issuance of an invoice in accordance with the contract term.

Contract liabilities

A contract liability is recognized when the Company receives consideration, or has an unconditional right to receive consideration, before the related goods or services are transferred to the customer. Contract liabilities primarily include deferred revenue from SaaS subscription, hosting, maintenance and support arrangements billed in advance, customer deposits, and advance billings for survey services. Contract liabilities are recognized as revenue when, or as, the related performance obligations are satisfied.

Contract liabilities are classified as current when the Company expects to satisfy the related performance obligations within twelve months after the reporting date.

The Company had contract liabilities of $1,270,958 as of December 31, 2025, and $1,283,892 as of December 31, 2024. The change during the year reflects billings and collections in advance of performance obligations, revenue recognized during the period from opening deferred revenue, additions from business combinations, and foreign currency translation effects. Management has not identified any material long-term contract liabilities requiring separate non-current presentation.

Expected credit loss

The Company applies the simplified approach under IFRS 9 to measure expected credit losses on trade receivables and contract assets. Accordingly, the Company recognizes a loss allowance based on lifetime expected credit losses from initial recognition of the receivable or contract asset.

Expected credit losses are measured using a provision matrix based on historical collection experience and ageing of outstanding balances

The expected credit loss allowance was $ nil as of December 31, 2024, and increased to $606,731 as of December 31, 2025, primarily due to the acquisition of land surveying subsidiaries during the year and the related increase in trade receivables from the survey services business. Management considers the allowance to represent its best estimate of lifetime expected credit losses at the reporting date.

Other Current Assets

Other current assets of $2,030,715 as of December 31, 2025 (December 31, 2024: $399,050) include employee advances of $5,680, prepaid expenses of $1,154,632, contract assets of $728,966 and other current assets of $141,437.

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

As of December 31, 2025, other long-term assets amounted to $ 1,080,656. This balance includes $ 736,535 relating to a long-term whole life insurance policy obtained for the Chief Executive Officer, under which the Company is the beneficiary. The remaining $ 344,121 represents security deposits paid for office spaces occupied under long-term lease arrangements and other long-term assets.

Current versus non-current classification

The Group presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification.

An asset is current when it is expected to be realized or intended to be sold or consumed in the normal operating cycle, held primarily for the purpose of trading, expected to be realized within twelve months after the reporting period, or cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

A liability is current when it is expected to be settled in the normal operating cycle, it is held primarily for the purpose of trading, it is due to be settled within twelve months after the reporting period, or there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. The Group classifies all other liabilities as non-current

Property, plant and equipment

Property, plant and equipment are tangible assets that are held for use in the Property, Plant and Equipment are initially recognized at cost when it is probable that future economic benefits associated with the asset will flow to the Company and the cost of the asset can be measured reliably. Cost includes the purchase price, non-refundable duties and taxes, directly attributable costs necessary to bring the asset to the location and condition required for it to operate in the manner intended by management, and, where applicable, the initial estimate of dismantling, removal and site restoration obligations.

Property, plant and equipment acquired in a business combination are recognized at their acquisition-date fair values in accordance with IFRS 3.

Subsequent to initial recognition, property, plant and equipment are measured using the cost model and are carried at cost less accumulated depreciation and accumulated impairment losses, if any. The Company does not apply the revaluation model.

Subsequent expenditure is capitalized only when it is probable that the expenditure will result in future economic benefits flowing to the Company and the cost can be measured reliably. The carrying amount of any replaced part is derecognized. Repairs and maintenance costs are recognized as profit or loss as incurred.

Depreciation is recognized so as to allocate the depreciable amount of an asset, being cost less estimated residual value, over its estimated useful life. Depreciation commences when the asset is available for use, that is, when it is in the location and condition necessary for it to operate in the manner intended by management. Depreciation ceases at the earlier of the date the asset is classified as held for sale in accordance with IFRS 5 and the date the asset is derecognized. Under IAS 16, useful lives and residual values are reviewed at least at each financial year-end and changes are accounted for prospectively as changes in accounting estimates.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Asset class	Estimated useful life
Computers and related equipment	5 years
Furniture and fixtures	5 years
Vehicles	6 years
Business and surveying equipment (Including Drone Equipment)	4 years for drone equipment and 6 years for others
Leasehold improvements	Shorter of useful life and lease term
Assets under construction / capital work-in-progress	Not depreciated until available for use

The useful lives stated above represent the estimated useful lives generally applied to newly acquired assets in the respective asset classes. For used property, plant and equipment acquired through business combinations, depreciation is calculated over the estimated remaining useful life of the asset from the date of acquisition. The estimated remaining useful life is determined by management based on the physical condition, expected future use and other asset-specific factors existing at the acquisition date. Accordingly, used assets acquired in a business combination may be depreciated over a shorter period than the standard useful life stated above for the relevant asset class.

The depreciation method, residual value and useful life of each class of property, plant and equipment are reviewed at each reporting date and adjusted prospectively, where appropriate, as a change in accounting estimate. The depreciation method selected reflects the pattern in which the asset’s future economic benefits are expected to be consumed. IAS 16 permits methods such as straight-line, diminishing balance and units of production, provided the method reflects the pattern of consumption of economic benefits.

Assets under construction and capital advances for property, plant and equipment are carried at cost and are not depreciated until the assets are available for use. Amounts paid in advance for the acquisition or construction of property, plant and equipment are presented as capital advances or capital work-in-progress, as applicable, until the related asset is ready for its intended use.

Borrowing costs directly attributable to the acquisition or construction of qualifying assets, being assets that necessarily take a substantial period of time to get ready for their intended use, are capitalized as part of the cost of those assets in accordance with IAS 23. Other borrowing costs are recognized as profit or loss in the period in which they are incurred.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition is determined as the difference between the net disposal proceeds and the carrying amount of the asset and is recognized in profit or loss.

The Company assesses at each reporting date whether there is any indication that property, plant and equipment may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset or the cash-generating unit to which the asset belongs. An impairment loss is recognized when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount. Recoverable amount is the higher of fair value less costs of disposal and value in use. Impairment losses are recognized in profit or loss. Where an impairment loss subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount, but not above the carrying amount that would have been determined had no impairment loss been recognized in prior periods.

Product Development Costs and Intangible Assets

The Company recognizes intangible assets, including acquired intangible assets and internally generated development costs, in accordance with IAS 38 — Intangible Assets.

Intangible assets are identifiable non-monetary assets without physical substance. An intangible asset is recognized when it is probable that the expected future economic benefits attributable to the asset will flow to the Company and the cost of the asset can be measured reliably.

Recognition and measurement

Separately acquired intangible assets are initially recognized at cost, which includes the purchase price and any directly attributable costs necessary to prepare the asset for its intended use.

Intangible assets acquired in a business combination are recognized separately from goodwill when they are identifiable and their fair value can be measured reliably. Such intangible assets are initially measured at their acquisition-date fair values in accordance with IFRS 3.

Internally generated intangible assets are recognized only during the development phase, provided that the Company can demonstrate all of the following:

•technical feasibility of completing the intangible asset so that it will be available for use or sale;

•intention to complete the asset and use or sell it;

•ability to use or sell the asset;

•the manner in which the asset will generate probable future economic benefits;

•availability of adequate technical, financial and other resources to complete the development and to use or sell the asset; and

•ability to reliably measure the expenditure attributable to the asset during its development.

Expenditure on research activities is recognized in profit or loss as incurred. Development costs that meet the recognition criteria are capitalized. Development costs that do not meet the recognition criteria are recognized in profit or loss as incurred.

Internally generated goodwill, brands, customer lists and similar items are not recognized as intangible assets.

Subsequent measurement

Subsequent to initial recognition, intangible assets are measured using the cost model and are carried at cost less accumulated amortization and accumulated impairment losses, if any. The Company does not apply the revaluation model.

Finite-life intangible assets are amortized over their estimated useful lives. Amortization commences when the asset is available for use, being when it is in the location and condition necessary for it to operate in the manner intended by management.

Amortization

Finite-life intangible assets are amortized on a straight-line basis over their estimated useful lives as follows:

Intangible asset class	Estimated useful life
Acquired software technology	3 to 15 years
Drone patents and base drone technology	12 years
Trade names	10 years
Customer relationships	5 years
Non-compete agreements	2 years

The useful lives, residual values and amortization methods of finite-life intangible assets are reviewed at each reporting date and adjusted prospectively, where appropriate, as a change in accounting estimate.

Intangible assets with indefinite useful lives, if any, are not amortized. The useful life assessment for indefinite-life intangible assets is reviewed at each reporting date to determine whether events and circumstances continue to support an indefinite useful life.

Impairment

The Company assesses at each reporting date whether there is any indication that an intangible asset may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset or the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually and whenever there is an indication of impairment.

The recoverable amount is the higher of fair value, less costs of disposal and value in use. An impairment loss is recognized when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but not above the carrying amount that would have been determined had no impairment loss been recognized in prior periods.

Goodwill is accounted for and tested for impairment in accordance with the Company’s goodwill impairment policy.

Goodwill

The Company performed its annual goodwill impairment assessment as of 12/31/2025. For each CGU or group of CGUs to which goodwill has been allocated, the Company determined the recoverable amount on the basis of value in use, calculated using discounted cash flow models derived from management-approved multi-year forecasts.

The key assumptions underpinning the value-in-use calculations reflect the Company's position as a growth-stage SaaS business operating in a large and expanding addressable market. Management's projections incorporate strong and improving gross margins consistent with a scalable, subscription-based revenue model, as well as customer retention rates, anticipated new logo additions, and expected progression toward operating leverage as acquisition-related integration and transaction costs — which are non-recurring in nature — are absorbed and the combined businesses reach steady-state operating efficiency. Although the consolidated income statement for the current fiscal year reflects a net loss position, this outcome is attributable to the significant one-time and period costs associated with the volume of acquisitions completed, including transaction advisory fees, integration expenditures, and other acquisition-related charges that are not indicative of the ongoing earnings capacity of the underlying businesses. Gross margins across the combined CGUs remain strong and are consistent with management's long-term operating model.

The pre-tax discount rates applied to each CGU's cash flow projections are based on a weighted average cost of capital derived from observable market data, adjusted to reflect the risks specific to each CGU's operating geography and revenue profile. Terminal growth rates applied beyond the explicit forecast period are consistent with long-term expectations for the SaaS sector and do not exceed the long-term average growth rate of the markets in which each CGU operates.

Based on the results of the annual impairment assessment, the recoverable amount of each CGU or group of CGUs to which goodwill has been allocated exceeded its respective carrying amount as of 12/31/2025. Accordingly, no impairment loss has been recognized in respect of goodwill for the fiscal year ended 2025.

Management has considered the sensitivity of the impairment assessment to changes in key assumptions, including a reduction in forecast revenue growth rates, a compression of gross margins, and an increase in the pre-tax discount rate. Based on reasonably possible adverse movements in each of these assumptions, management has concluded that no such change, individually or in combination, would result in the carrying amount of goodwill exceeding the recoverable amount of any CGU. Accordingly, no indicators of impairment have been identified and no impairment.

Goodwill (Year-over-Year Comparison)	2025	2024
	$	$
Balance, Beginning of Year	2,468,722	2,468,722
Goodwill recognized on acquisitions (Note-4)	9,637,585	—
Impairment losses recognized	—	—
Balance, End of Year	12,106,307	2,468,722

Financial Instruments

ZenaTech accounts for its financial instruments according to IFRS 9.

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

Revenue

ZenaTech had two types of businesses during 2025, the Software as a Service (“SaaS”) revenue and the revenue from Survey business beginning with January 2025. For these two types of businesses, it recognizes revenue under IFRS 15.

IFRS 15 – Revenue from Contracts with Customers for the SaaS Customers

The Company earns its revenue from managing software derived from business to business or business to government operations. The Company is the only manufacturer of this software, and it only sells software on a standalone basis directly to the end user.

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

Revenue Recognition

Sale of Software Licenses

The software license at the customer’s site is sold as a one-time perpetual license. The software license sales are recognized as revenue when a fixed fee order has been received, and delivery has occurred to the customer. Revenue is recognized generally upon customer acceptance (point-in-time) of the software product and verification that it meets the required specifications. Software is delivered to customers electronically.

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

These contracts are generally 12-36 months in length and generally automatically renewed for additional 12-month periods unless cancelled by the customer. Rates for maintenance and support contracts are typically established based upon a fee per location or fee per device structure, with total fees subject to the number of services selected. Revenue is recognized ratably and evenly over the term of the agreement.

IFRS 15 – Revenue from Contracts with Customers for the Survey business

Revenue Recognition

DaaS offices are being equipped with drones, training, and are hiring drone pilots. A tech platform for data analysis and 3D data plotting is being built, and a team of centralized specialized drone data analysts are being hired to integrate the same with the survey business. The survey businesses typically earn revenue on contract basis with payment made at the end of the project. Some projects or customers may require upfront payment; however, the amount may vary and depends on the newness of the customer and the size of the project. As such, there are few significant payments that need to be deferred. The payments cover the invoiced amount that the survey companies bill, for the most part, and the work performed is documented and described on the invoice. Any changes to the original scope of the project are documented as well.

The revenue recognition process under IFRS 15 involves five key steps:

The Company performs the following five steps in order to recognize revenue: (1) defining and identifying the contract(s) with a customer and how to account for a change order and other modifications; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The table below details the revenue breakdown for our companies by product type and geographical location for the years ended December 31, 2025, and 2024.

	Year Ended ($)	Year Ended ($)
Revenue by Geographical Region	12/31/2025	12/31/2024
Survey Business:
Acquisitions 2025 – Canada	240	–
Acquisitions 2025 – United Kingdom	122,060	–
Acquisitions 2025 – USA	9,983,434	–
Total DaaS Revenue by Geographical Region	10,105,734	–
Software as a Service:
PacePlus, Interactive, all others – USA	2,745,745	1,945,661
WorkAware – Canada	9,325	14,372
TillerStack – Germany	–	3,572
Othership – United Kingdom	51,918	–
Total SaaS Revenue by Geographical Region	2,806,988	1,963,605
Total Revenue	12,912,722	1,963,605

ZenaTech did not have any major customers according to IFRS 8 paragraph 34 for the year ended December 31, 2025.

The Company had three major customers according to IFRS 8 paragraph 34 for the year ended December 31, 2024. These customers were Wisconsin Crime Information Bureau with 14% revenue, Liquid PC, Inc. with 15% revenue and Unisys – GA with 27% of revenue.

Business combinations and transactions under common control

The assessment of whether an acquisition meets the definition of a business or represents an asset acquisition requires judgment. For acquisitions that meet the definition of a business and are not transactions under common control, the Company applies the acquisition method of accounting, under which identifiable assets acquired, and liabilities assumed are measured at their acquisition-date fair values. Any excess of the consideration transferred over the fair value of the identifiable net assets acquired is recognized as goodwill. If the transaction is an asset acquisition, the consideration paid is allocated to the assets acquired and liabilities assumed based on their relative fair values, and no goodwill is recognized. Transactions in which the Company acquires assets, liabilities, businesses or entities from parties that are under common control before and after the transaction are accounted for using the predecessor carrying value method. Under this method, the assets and liabilities acquired are recognized at the carrying amounts recorded in the financial statements of the transferring entity or previous owner. No goodwill is recognized as a result of such transactions. Any difference between the consideration transferred and the predecessor carrying amounts of the net assets acquired is recognized directly in equity within “Common Control Adjustment Account”, as applicable. The Company applies this policy consistently to all transactions under common control.

Basic earnings or loss per share are computed by dividing the number of common shares outstanding by the comprehensive net earnings or loss available to common shareholders for the period. The diluted income and loss per share are computed by dividing the comprehensive income and loss by the weighted average number of shares outstanding during the reporting period. Diluted earnings or loss per share are computed similarly to basic earnings or loss per share except that the weighted average share outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date, the lease liability is recognized at the present value of the future lease payments and discounted using the interest rate implicit in the lease or the Company's incremental borrowing rate. A corresponding right-of-use ("ROU”) asset will be recognized at the amount of the lease liability, adjusted for any lease incentives received and initial direct costs incurred. Over the term of the lease, financing expense is recognized on the lease liability using the effective interest rate method and charged to net income. Lease payments are applied against the lease liability and depreciation on the ROU asset is recorded by class of underlying asset.

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

ZenaTech entered several operating one-year leases during 2024 and 2025 at various locations in USA, Canada and UAE.

ZenaTech leases office and warehouse space in multiple locations under long-term leases with terms ranging from 2 to 10 years. The following is a summary of these leases and the remaining undiscounted payments by maturity.

Lease Liabilities

ZenaTech leases office and warehouse space in multiple locations under long-term leases with terms ranging from more than 1 years  to 10 years. The following is a summary of these leases and the remaining undiscounted payments by maturity.

Below are tables describing the maturity of the contractual lease and ROU asset as of December 31, 2025.

Maturity analysis
Contractual undiscounted cash flows (CAD)
Less than a year	$1,142,828
One to five years	3,358,418
More than 5 years	83,817
Total undiscounted as of December 31, 2025	$4,585,063

Right of Use (ROU) Asset

Right of Use Asset, net
ROU asset	$4,410,982
Amortization	(323,329)
Total net Right of Use Asset as of December 31, 2025	$4,087,653

Particulars	Year ended December 31, 2025
Depreciation of right-of-use assets	323,329
Interest expense on lease liabilities	76,043
Total cash outflow for leases	333,180

Lease Liability
Current	$921,068
Non-current	3,279,270
Total lease liability as of December 31, 2025	$4,200,338

Below are tables describing the maturity of the contractual lease and ROU asset as of December 31, 2024.

Maturity analysis as of December 31, 2024
Contractual undiscounted cash flows (CAD)
Less than a year	$58,979
One to five years	152,365
More than 5 years	–
Total undiscounted as of December 31, 2024	$211,344

Right of Use (ROU) Asset

Right of Use Asset, net
ROU asset	$279,072
Amortization	(68,512)
Total net Right of Use Asset as of December 31, 2024	$210,560

Lease Liability
Current	$58,979
Non-current	152,365
Total lease liability as of December 31, 2024	$211,344

Income Taxes

Current tax is the expected tax payable or receivable on taxable income or loss for the year, using tax rates and laws enacted or Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax is measured using tax rates and laws enacted or substantively enacted at the reporting date that are expected to apply when the related deferred tax asset is realized or deferred tax liability is settled.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilized.

Current and deferred tax are recognized in profit or loss, except to the extent they relate to items recognized in other comprehensive income or directly in equity, in which case the related tax is also recognized in other comprehensive income or directly in equity, respectively.

Deferred tax assets and liabilities are offset only when the Company has a legally enforceable right to offset current tax assets and liabilities and the deferred taxes relate to the same taxation authority and the same taxable entity, or entities that intend to settle current tax assets and liabilities on a net basis.

Earn-Out Liabilities (Contingent Consideration)

In accordance with IFRS 3 (Business Combinations) and IFRS 13 (Fair Value Measurement), the contingent consideration, in the form of earn-out arrangements, has been recognized at fair value as of the acquisition date. The earn-out amounts are contingent on achieving specified revenue targets set out in the respective acquisition agreements and are payable over the earn-out period.

The earn-out liability is recognized at its fair value as of the acquisition date and will be re-measured at each reporting period. Any adjustments to the fair value of the contingent consideration will be reflected in the profit or loss.

In connection with certain acquisitions completed during the year, the Group entered into earn-out arrangements with the former owners of the acquired businesses. The earn-outs are generally payable if specified post-acquisition revenue targets are achieved over one- to three-year earn-out periods. The contractual measures are generally based on invoiced and collected revenues, excluding revenue from post-closing acquisitions, and in some cases are also subject to additional profitability conditions.

The Group recognized contingent consideration at fair value on the acquisition date as part of consideration transferred. Fair value was determined using a Monte Carlo simulation based on forecast revenues, contractual threshold payments, volatility assumptions, discount rates, settlement timing and credit risk. The carrying amount of contingent consideration as of December 31, 2025  is $1,291,546 (Previous year – Nil) . The measurement remains sensitive to changes in forecast revenue, volatility, discount rates and the probability of achieving contractual targets.

Provisions

Recognition of Provisions

A provision is recognized when the Group has a present obligation (either legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Measurement of Provisions

Provisions are measured at the best estimate of the expenditure required to settle the obligation, considering the risks and uncertainties surrounding the obligation. Where the effect of the time value of money is material, provisions are discounted using a pre-tax rate that reflects current market conditions and the specific risks associated with the liability.

Review and Adjustment of Provisions

Provisions are reviewed at each reporting date and adjusted to reflect the best estimate at that time. If the likelihood of an outflow of resources changes or new information becomes available, the provision is revised accordingly.

Earnings / Loss per Share

The Company presents basic and diluted earnings or loss per share in accordance with IAS 33, Earnings per Share.

Basic earnings or loss per share is calculated by dividing profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common shares outstanding during the period.

Diluted earnings or loss per share is calculated by adjusting profit or loss attributable to ordinary shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, including warrants, options, convertible instruments and contingently issuable shares, where applicable.

The weighted average number of common shares is adjusted retrospectively for share splits, reverse share splits, bonus issues, share consolidations and similar transactions that change the number of shares outstanding without a corresponding change in resources.

New Pronouncement

New and revised IFRS Accounting Standards applied with no material effect on the financial statements

The group has applied the following amendment for the first time for its annual reporting for the period commencing 1 January 2025:

•Amendment to IAS 21 – Lack of Exchangeability

The amendment listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

Standards, amendments to published standards and interpretations that are not yet effective and have not been early adopted by the Group

•Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7);

•Annual Improvements to IFRS Accounting Standards – Volume 11;

•Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7);

•Translation to a Hyperinflationary Presentation Currency (Amendments to IAS 21);

•Presentation and Disclosure in Financial Statements (IFRS 18); and

•Subsidiaries without Public Accountability: Disclosures (IFRS 19)

4.ACQUISITIONS AND SALES

Acquisition of Ecker Capital, Inc.

On October 14, 2024, with an effective date of October 1, 2024, the Company acquired Ecker Capital, LLC from Ameritek Ventures, Inc., a related party. Ecker is the parent holding company of Interactive Systems, Inc., interlinkONE, Inc. and ESM Software, Inc.

In consideration, the Company issued 5,000 Super Voting Shares, 1,000,000 Common Shares and 750,000 Preferred Shares to Ameritek Ventures, Inc.

As Ecker, Ameritek Ventures, Inc. and the Company were under common control, the transaction was accounted for using the predecessor carrying value method. Accordingly, the assets acquired and liabilities assumed were recorded at the carrying amounts of the previous owner. No goodwill was recognized. The difference between the consideration transferred and the predecessor carrying value of the net liabilities acquired was recognized directly in equity within the Common Control Adjustment Account.

The assets acquired and liabilities assumed were as follows:

Assets acquired	USD	CAD
Cash	$7,334	$9,921
Accounts receivable	136,214	184,242
Less: liabilities assumed
Accounts payable	(191,744)	(259,352)
Deferred revenue	(242,546)	(328,068)
SBA Loan – Interactive Systems, Inc.	(535,145)	(723,837)
SBFS LLC Loan dba Rapid Advance	(44,684)	(60,439)
Net asset (liability) acquired	$(870,571)	(1,177,534)

Acquisition of Securities of ZooOffice, Inc.

On October 1, 2024, the Company acquired all outstanding shares of ZooOffice, Inc. from Epazz, Inc., a related party. ZooOffice develops cloud-based software products for businesses and government customers.

In consideration, the Company issued 3,000 Super Voting Shares, 500,000 Common Shares and 550,000 Preferred Shares to Epazz, Inc.

As ZooOffice, Epazz, Inc. and the Company were under common control, the transaction was accounted for using the predecessor carrying value method. Accordingly, the assets acquired and liabilities assumed were recorded at the carrying amounts of the previous owner. No goodwill was recognized. The difference between the consideration transferred and the predecessor carrying value of the net liabilities acquired was recognized directly in equity within the Common Control Adjustment Account.

The assets acquired and liabilities assumed were as follows:

Assets acquired	USD	CAD
Cash	$8,104	$11,185
Accounts receivable	41,480	57,250
Less liabilities assumed
Accounts payable	(1,688)	(2,330)
Deferred revenue	(265,957)	(367,073))
SBA Loan – ZooOffice, Inc.	(157,250)	(217,036)
Net asset (liability) acquired	$(375,311)	(518,004)

Acquisition of Drone Patents & Indoor Drone Technology

On October 8, 2024, the Company entered into an Asset Patent Purchase Agreement with Epazz, Inc. to acquire Design Patent USD1005883S1, relating to the body design of the ZenaDrone 1000.

On October 13, 2024, the Company entered into an Asset Patent Purchase Agreement with Epazz, Inc. to acquire Utility Patent US11597515B2, relating to drone assembly technology that allows the ZenaDrone 1000 to be recharged remotely without human assistance. Effective November 20, 2024, the agreement was amended to include Charging Pad Patent US11970293B2, relating to a drone with extendable and rotatable wings and multiple accessory securing panels. The amendment was effective October 1, 2024.

During the year ended December 31, 2025, the Company entered into agreement with Epazz, Inc. and Shaun Passley, to acquire indoor drone technologies.

In consideration for the above patents and technologies, the Company issued the following shares to Epazz, Inc. and Shaun Passley, PhD:

Particulars	Number of Stock
Design Patent USD1005883S1	6,000 Super Voting Shares and 1,650,000 Preferred Shares issued in 2024
Utility Patents US11597515B2 and US11970293B2	52,000 Super Voting Shares and 13,000,000 Preferred Shares issued in 2024
Indoor Drone Technology	3,000,000 Common Stock issued in 2025

Epazz, Inc. and Shaun Passley, PhD are related parties to the Company. As Epazz, Inc., Shaun Passley, PhD and the Company were under common control, the patent acquisitions were accounted for using the predecessor carrying value method. Accordingly, the patents were recorded at the carrying amounts of the previous owner. No goodwill was recognized. The difference between the consideration transferred and the predecessor carrying values of the patents & technologies acquired was recognized directly in equity within the Common Control Adjustment Account.

The patents are yet to be registered in the name of the Company.

Acquisition of Weddle Surveying, Inc.

ZenaTech acquired all outstanding shares of equity securities and warrants of Weddle Surveying, Inc., a Oregon, United States of America, corporation on January 14, 2025. Weddle serves residential and commercial clients within the Portland Metropolitan region and surrounding areas of Northwest Oregon and Southwest Washington. The Company paid $525,000 USD of which $262,500 USD was paid in cash and issued a promissory note for $262,500 USD to its shareholder. The promissory note has three equal payments and six percent (6%) interest per year paid in equal annual payments and with a maturity date of January 14, 2028. The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used for the below disclosure is $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$30,437	$41,778
Accounts Receivable	8,109	11,130
Computers and related equipment	2,350	3,226
Furniture and fixtures	12,530	17,199
Vehicles	7,757	10,647
Business equipment	78,720	108,051
Less liabilities assumed
Accounts payable	(210)	(288)
Net tangible assets	$139,693	$191,743
Customer lists, brand recognition, technology	197,000	270,402
Goodwill	188,307	258,470
Net purchase price	525,000	720,615
Acquisition payment
Cash paid ($262,500 USD)	$262,500	360,308
Promissory note ($262,500 USD)	262,500	360,307
Total purchase price	$525,000	720,615

The Company did not make any payments on this note as of December 31, 2025, since it is not yet due. And an unrealized Foreign Exchange gain of $ 16,328.

Acquisition of KJM Land Surveying, Inc.

ZenaTech acquired all outstanding shares of equity securities and warrants of KLM Land Surveying, Inc., a Florida, United States of America, corporation on January 22, 2025. KJM Land Surveying provides a range of professional land surveying services, including boundary surveys, ALTA surveys, as-built surveys, topographic surveys, and elevation certificates to residential and commercial and construction sectors for over thirty years. The Company paid $400,000 USD of which $200,000 USD was paid in cash and issued a promissory note for $200,000 USD to its primary shareholder and other shareholders. The promissory note has equal payments and includes a six percent (6%) interest per year paid monthly and with a maturity date of January 21, 2028. The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used for the below disclosure was $1 USD to $1.4379, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$11,829	16,236
Accounts receivable	1,087	1,492
Computers and related equipment	14,200	19,491
Furniture and fixtures	13,500	18,530
Vehicles	22,500	30,884
Business equipment	67,100	92,101
Less liabilities assumed
Accounts payable	(1,650)	(2,265)
Net tangible assets	$128,566	1,76,469
Customer lists, brand recognition, technology	127,000	174,320
Goodwill	144,434	198,251
Net purchase price	400,000	549,040
Acquisition payment
Cash paid ($200,000 USD)	$200,000	274,520
Promissory note ($200,000 USD)	200,000	274,520
Total purchase price	$400,000	549,040

The Company paid $83,881 on this note and incurred a foreign currency exchange of $9,069 as of December 31, 2025.

Acquisition of Othership, Limited

ZenaTech acquired all outstanding shares of equity securities and warrants of Othership, Limited, a United Kingdom corporation on March 14, 2025. Othership is a workspaces and collaborative workplace software company providing workplace scheduling and management solutions to remote-first businesses and individuals. This acquisition will expand ZenaTech’s internal expertise developing applications using quantum computing across both AI drone and enterprise SaaS areas where we see growing demand and revenue opportunities. The Company paid $260,000 USD of which $100,000 USD was paid in cash and issued a promissory note for $160,000 USD to its primary shareholder and other shareholders. The promissory note has one year amortization note at six percent (6%) interest per year paid monthly and with a maturity date of March 13, 2028. This acquisition includes an earnout based on the revenue earned payable to the former owner, with a minimum $50,000 USD for $500,000 USD in revenue earned, and a maximum of $300,000 USD for $1,000,000 revenue earned per year. The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for below disclosure was $1 GBP to $1.8491 CAD and $1 USD to $1.3726 CAD the exchange rates on December 31st , 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Office equipment	$130	$178
Computers equipment	1,949	2,676
Net tangible assets	2079	2,854
Customer lists, brand recognition, technology	72,000	98,827
Goodwill	445,921	612,071
Net purchase price	520,000	713,752
Acquisition payment
Earnout	260,000	356,876
Cash paid ($100,000 USD)	100,000	137,260
Promissory note ($160,000 USD)	160,000	219,616
Total purchase price	$520,000	$713,752

The Company made no payments for the year ended December 31, 2025. The foreign currency effect on the note was $8,992 for the year ended December 31, 2025.

Acquisition of Wallace Surveying Corporation

ZenaTech acquired all outstanding shares of equity securities and warrants of Wallace Surveying Corporation (“Wallace”) on April 2, 2025. Wallace is a well-established land survey company with thirty years of experience. Wallace provides construction and land development surveys delivering accurate and reliable data that supports project planning and design for developers, contractors, engineers, and architect customers. This acquisition powers the Company’s national Drone as a Service, or DaaS, business as the third US acquisition set to provide access to the ZenaDrone 1000 and the IQ series. These multifunction drones are set to provide a variety of services including power line inspections, precision agriculture, law enforcement, and search-and-rescue for natural disasters such as hurricanes. The Company paid $1,300,000 USD of which $650,000 USD was paid in cash and issued a promissory note for $650,000 USDto its shareholders. The promissory note has a three-year amortization note at eight percent (8%) interest per year with interest accrued monthly and paid yearly, three equal principal payments paid at the end of each anniversary date and with a maturity date of April 1, 2028. The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for this disclosure was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Accounts receivable	$264,509	$363,065
Computers and related equipment	28,220	38,735
Vehicles	108,500	148,927
Machinery & equipment	247,600	339,856
Less liabilities assumed
Accounts payable	(264,509)	(363,065)
Net tangible assets	384,320	527,518
Customer lists, brand recognition, technology	456,000	625,906
Goodwill	459,680	630,956
Net purchase price	1,300,000	1,784,380
Acquisition payment
Cash paid ($650,000 USD)	650,000	892,190
Promissory note ($650,000 USD)	650,000	892,190
Total purchase price	$1,300,000	$1,784,380

The foreign currency effect on the note was $7,540 for the year ended December 31, 2025.

Acquisition of Miller Land Corporation

ZenaTech acquired all outstanding shares of equity securities and warrants of Miller Land Corporation DBA Survey East II (“Miller”) on April 7, 2025. The firm is a land survey and mapping company with a 40-year history and deep portfolio of business customers in the Palm Beach County area of South Florida. The transaction price was $850,000 USD paid with $425,000 USD in cash and a three-year $425,000 USD promissory note with a seven (7%) percent interest promissory note paid in three one-time installments with principal and interest calculated at the end of each month for three years and a due date of April 7, 2028. The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the disclosure below was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$15,508	$21,286
Accounts receivable	96,784	132,846
Computers and related equipment	11,790	16,183
Furniture and fixtures	10,600	14,550
Vehicles	60,000	82,356
Business & equipment	129,500	177,752
Less liabilities assumed
Accounts payable	(112,218)	(154,030)
Net tangible assets	211,694	290,943
Customer lists, brand recognition, technology	304,000	417,270
Goodwill	334,036	458,497
Net purchase price	850,000	1,166,710
Acquisition payment
Cash paid ($425,000 USD)	425,000	583,355
Promissory note ($425,000 USD)	425,000	583,355
Total purchase price	$850,000	$1,166,710

The foreign currency effect on the note was $4,930 for the year ended December 31, 2025.

Acquisition of Laventure & Associates, Inc. and Atlantic Civil Engineering, Inc.

ZenaTech acquired Laventure & Associates, Inc. and Atlantic Civil Engineering (collectively known and operating as “Laventure”) of Fort Pierce, Florida, on May 21, 2025. They are a land survey and engineering company with roughly twenty years of experience providing land surveying services for a major regional power company and other commercial customers. They also provide engineering consulting services to their customers. The cumulative transaction price was $450,000 USD of which $225,000 USD was paid in cash and issued a promissory note of $225,000 USD to its shareholders. The promissory note has a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments. The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the disclosure below was $1 USD to $1.361, the exchange rate on June 30, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$410,366	$563,268
Accounts receivable	204,490	280,683
Computers and related equipment	1,210	1,661
Furniture and fixtures	4,210	5,779
Vehicles	45,000	61,767
Business equipment	32,650	44,815
Less liabilities assumed
Accounts payable	(614,856)	(843,951)
Net tangible assets	83,070	114,022
Customer lists, brand recognition, tec.	206,494	283,434
Goodwill	216,300	296,893
Net purchase price	505,864	694,349
Acquisition payment
Cash paid ($225,000 USD)	225,000	308,835
Earnout	55,864	76,679
Promissory note ($225,000 USD)	225,000	308,835
Total purchase price	505,864	694,349

The Company had a foreign currency exchange loss of $2,610. The currency exchange rate used in the calculations was $1 USD to $1.3726 as of December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Empire Land Surveying

ZenaTech acquired Empire Land Surveying (“Empire”) of Pensacola, Florida, on June 9, 2025. They are a land survey company with over twenty years of experience providing residential and ALTA surveys.

The transaction price was $200,000 USD of which $120,000 USD was paid in cash and issued a promissory note for $80,000 USD to its shareholders. The promissory note has a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments. The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the disclosure below was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$11,194	$15,365
Accounts receivable	27,270	37,431
Computers and related equipment	9,500	13,040
Furniture and fixtures	22,500	30,884
Vehicles	37,000	50,786
Business equipment	81,000	111,181
Less liabilities assumed
Accounts payable	(21,246)	(29,162)
Net tangible assets	167,218	229,525
Customer lists, brand recognition, tec.	16,011	21,975
Goodwill	16,771	23,020
Net purchase price	200,000	274,520
Acquisition payment
Cash paid ($120,000 USD)	120,000	164,712
Promissory note ($80,000 USD)	80,000	109,808
Total purchase price	$200,000	274,520

The Company had a foreign currency exchange loss of $928on this note as of December 31, 2025.

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Cardinal Civil Resources

ZenaTech acquired Cardinal Civil Resources (“Cardinal”) of Williamsburg, Virginia, on August 1, 2025. They are a land surveying and engineering company with roughly fifteen years of experience providing land surveying and engineering services for a major national homebuilding company and other commercial customers. The cumulative transaction price was $2,400,000 USD paid in $1,200,000 USD in cash; $1,200,000 USD in a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments.

The promissory note has a contingent maximum of $600,000 USD earn-out capped at $200,000 USD annually for a 3-year period with the earnout amounts and periods described below.

Subject to the terms of this Agreement, an Earn-Out Amount, if any, is to be paid for each Fiscal Year (as defined below) ending August 31, 2026, August 31, 2027 and August 31, 2028 (collectively, the Earn-Out Period”), with the aggregate Earn-Out Amount paid not to exceed $200,000 USD each Fiscal Year, and during the three (3) year Earn-Out Period, not to exceed a total of $600,000 USD cumulatively. The amount of the Earn-Out Amount paid for each Fiscal Year during the Earn-Out Period shall be as follows: Annual Gross Organic Revenues Annual Total Earn-out Amount Possible $3,000,000 USD to $4,000,000 USD $100,000 USD $4,000,001 USD to $5,000,000 USD $200,000 USD “Gross Organic Revenues” means 100% of Gross Revenue that is invoiced and collected by the Company or NC PC for work performed in the States of Virginia, South Carolina or North Carolina, and shall not include revenue from companies or books of business acquired by the Purchaser, Company or the NC PC after Closing. “Organic Revenue” shall also include: (i) 75% of the revenue, invoiced and collected by the Company, NC PC or any of Daas, ZenaTech, Inc. or any of their respective subsidiaries, from Ryan Homes or any of its subsidiaries or a iliates in the State of Florida, and (ii) 50% of the revenue, invoiced and collected, from any new business generated by the Company or NC PC outside of Virginia, South Carolina or North Carolina, and not including Ryan Homes in Florida, and

The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the disclosure below was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$52,669	$72,293
Accounts receivable	762,410	1,046,484
Other current assets	59,843	82,141
Business equipment	533,580	732,392
Less liabilities assumed
Accounts payable	(57,832)	(79,380)
Due to George Cunha	(859,312)	(1,179,492)
Net tangible assets	491,359	674,438
Customer lists, brand recognition, tec.	1,086,524	1,491,363
Goodwill	1,138,117	1,562,179
Net purchase price	2,716,000	3,727,982
Acquisition payment
Cash paid ($1,200,000 USD)	1,200,000	1,647,120
Promissory note ($1,200,000 USD)	1,200,000	11,647,120
Contingent Consideration Liability	316,000	433,742
Total purchase price	$2,716,000	3,727,982

The Company paid $6,000 USD or $8,353 on this note as of December 31, 2025.

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Morgan Surveying

ZenaTech with its subsidiary Morgan Land Services, Inc. acquired Morgan Surveying (“Morgan”) of Greensboro, North Carolina, on August 4, 2025. They are a land surveying company with over thirty years of experience providing residential and boundary surveys in the North Carolina area. The transaction price was $615,000 USD paid in $307,500 USD in cash and $307,500 USD in a three-year amortization note, with interest at the rate of 7% per annum, interest and principal paid monthly in arrears. The promissory note has a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments. The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the below disclosure was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash and undeposited funds	$38,705	$53,126
Accounts receivable	90,475	124,186
Employee advances	13,053	17,917
Computers and related equipment	3,805	5,223
Furniture and fixtures	1,500	2,059
Vehicles	15,714	21,569
Leasehold improvements	15,329	21,041
Business equipment	45,726	62,764
Less liabilities assumed
Accounts payable	(114,180)	(156,723)
Net tangible assets	110,127	151,160
Customer lists, brand recognition, tec.	246,582	338,458
Goodwill	258,291	354,530
Net purchase price	615,000	844,149
Acquisition payment
Cash paid ($307,500 USD)	307,500	422,075
Promissory note ($307,500 USD)	307,500	422,075
Total purchase price	$615,000	$844,149

The Company paid $34,167 USD or $46,897 on this note as of December 31, 2025.

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Lescure Engineers, Inc.

ZenaTech acquired Lescure Engineers, Inc. (“Lescure”) of Williamsburg, Virginia, on September 11, 2025. They are a land surveying and engineering company with roughly fifteen years of experience providing land surveying and engineering services for a major national homebuilding company and other commercial customers. The cumulative transaction price was $350,000 USD paid in $175,000 USD in cash; $175,000 USD in a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments; and a maximum of $600,000 USD earn-out capped at $200,000 USD annually for a 3-year period.

The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the below disclosure was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$123,148	$169,033
Accounts receivable	150,307	206,311
Work in Progress	166,786	228,930
Computers and related equipment	16,750	22,991
Furniture and fixtures	4,000	5,490
Equipment	36,350	49,894
Vehicles	12,500	17,158
Less liabilities assumed
Accounts payable	(233,384)	(320,343)
Client retainers	(190,932)	(262,072)
Net tangible assets	85,525	117,392
Customer lists, brand recognition, etc.	143,308	196,705
Goodwill	150,112	206,044
Net purchase price	387,495	520,141
Acquisition payment
Cash paid ($175,000 USD)	175,000	240,205
Promissory note 1 ($175,000 USD)	175,000	240,205
Earnout	28,946	39,731
Total purchase price	$387,495	520,141

The Company’s accrual on this note was zero since this is a new purchase, and foreign currency exchange loss was 3,412 as of December 31, 2025.

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of A&J Land Surveyor, Inc.

Drone as a Service acquired A&J Land Surveyor, Inc. (“A&J”), a Jacksonville, Florida on September 23, 2025. A&J is a land survey and engineering firm founded in 1995, which specializes in complex surveying projects across aviation, utility, and infrastructure, with expertise in runway surveys, hangar projects, and utility development. The firm is well established in Jacksonville and has longstanding relationships with leading regional aviation and utility authorities. They are a land surveying and engineering company with roughly fifteen years of experience providing land surveying and engineering services for a major national homebuilding company and other commercial customers. The cumulative transaction price was $450,000 USD paid in $225,000 USD in cash; $225,000 USD in a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments; and a maximum of $600,000 USD earn-out capped at $200,000 USD annually for a 3-year period.

The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the disclosure below was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$368,727	$5,06,115
Computers and related equipment	22,000	30,197
Furniture and fixtures	1,000	1,373
Business equipment	128,800	176,790
Vehicles	128,395	176,235
Less liabilities assumed
Accounts payable	(350,692)	(481,360)
Net tangible assets	298,230	409,350
Customer lists, brand recognition, tec.	85,092	116,798
Goodwill	89,133	122,344
Net purchase price	472,455	648,492
Acquisition payment
Cash paid ($225,000 USD)	225,000	308,835
Promissory note ($225,000 USD)	225,000	308,835
Earnout	22,455	30,822
Total purchase price	$472,455	648,492

The Company paid $25,736 USD or $35,326 on this note and a foreign currency exchange loss of $4,022 as of December 31, 2025.

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Putt Land Surveying, Inc.

Drone as a Service acquired Putt Land Surveying, Inc. (“Putt”), a Tucson, Arizona firm, on October 3, 2025. Putt is a land survey founded more than forty years ago, with established clients including City of Tuscon, school districts, and a range of public and private sector clients. The transaction price was $575,000 USD paid in $250,000 USD in cash, $75,000 USD in a non-interest-bearing six-month maturity note and $250,000 USD in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears.

The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the disclosure below was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash and undeposited funds	$20,504	$28,144
Accounts receivable	72,919	100,088
Computers and related equipment	1,240	1,702
Furniture and fixtures	1,300	1,784
Machinery and equipment	54,300	74,532
Vehicles	13,000	17,844
Less liabilities assumed
Accounts payable	(93,423)	(128,231)
Net tangible assets	69,840	95,863
Customer lists, brand recognition, tech.	246,722	338,650
Goodwill	258,438	354,732
Net purchase price	575,000	789,245
Acquisition payment
Cash paid ($250,000 USD)	250,000	343,150
Promissory note 1 ($72,789 USD)	75,000	102,945
Promissory note 2 ($250,000 USD)	250,000	343,150
Total purchase price	$575,000	789,245

The Company paid $12,743 USD or $17,941 on this note and a foreign currency exchange loss of $ 1,436 as of December 31, 2025.

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Rampart Surveys, LLC

Drone as a Service acquired Rampart Surveys, LLC. (“Rampart”), a Woodland Park, Colorado firm, on November 12, 2025. Founded in 1997, Rampart Surveys has established a reputation for providing boundary, land title, topographic, and construction staking surveys for commercial projects across central Colorado while maintaining strong relationships with various regional government and private-sector clients across multiple counties. The transaction price was $550,000 USD paid in $275,000 USD in cash and $275,000 USD in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears.

The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the disclosure below was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$38,956	$53,471
Accounts receivable	164,313	225,536
Computers and related equipment	11,794	16,188
Furniture and fixtures	14,841	20,371
Surveying equipment	133,564	183,330
Vehicles	25,550	35,070
Less liabilities assumed
Accounts payable	(164,637)	(225,981)
Net tangible assets	224,381	307,985
Customer lists, brand recognition, tech.	159,034	218,290
Goodwill	166,585	228,655
Net purchase price	550,000	754,930
Acquisition payment
Cash paid ($275,000 USD)	275,000	377,465
Promissory note ($275,000 USD)	275,000	377,465
Total purchase price	$550,000	754,930

The Company paid $6,991 USD or $9,596 on this note and a foreign currency exchange loss of USD 1,233 as of Decemer 31, 2025.

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Smith Surveying, Inc.

ZenaTech acquired Smith Surveying Group (“Smith”) of Jacksonville, Florida, on November 17, 2025. They are a land surveying company with over 6 years of experience providing construction staking and monitoring services, as-built surveys, right-of-way surveys, topographic surveys and high-definition 3D scanning. The transaction price was $1,500,000 USD paid in $900,000 USD in cash and $600,000 USD in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears. This promissory note has an earnout agreement for each fiscal year ending November 18, 2026, 2027, and 2028 calculated as a fixed fee of $40,000 USD for revenues between $2.5 million USD and $3 million USD, $80,000 USD for revenues between $3 million USD to $3.5 million USD, and over $3.5 million USD to $4 million USD of $120,000 USD , $4 to 4.5 million USD of $160,000 USD and over $4.5 million USD of $200,000 USD fixed fee.

The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the disclosure below was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$1,195	$1,640
Accounts receivable	660,858	907,094
Computers and related equipment	2,500	3,432
Furniture and fixtures	400	549
Surveying equipment	73,400	100,749
Vehicles	135,650	186,193
Less liabilities assumed
Accounts payable	(662,053)	(908,734)
Net tangible assets	211,950	290,923
Customer lists, brand recognition, tech.	637,229	874,661
Goodwill	667,488	916,193
Net purchase price	1,516,667	2,081,777
Acquisition payment
Cash paid ($900,000 USD)	900,000	1,235,340
Earnout (probable $300,000 USD)	16,667	22,887
Promissory note ($600,000 USD)	600,000	823,560
Total purchase price	$1,516,667	2,081,777

The Company paid $15,253 USD or $20,936 on this note and a foreign currency exchange loss of $2,690 as of December 31, 2025.

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Casado Design, Ltd.

ZenaTech, Inc. acquired Casado Design, Ltd. (“Casado”), a Weston-super-Mare, near Bristol, UK firm, on December 9, 2025. Founded in 2010, Casado is a survey and design company located in the South West of England with a strong reputation and expertise in 3D modeling and scanning services for tower and infrastructure building in the telecom sector. This acquisition marks the entry of Drone as a Service to the UK and the company’s expansion into telecom infrastructure, an area experiencing new investment and transformation in the UK and across Europe. Casado Design has long-standing relationships with major telecom operators and tower clients across England. It delivers comprehensive and precise design solutions supporting the full lifecycle of telecom infrastructure, from building and upgrading to decommissioning. This includes advanced digital twins and building information modeling (BIM) that streamline infrastructure management. Looking ahead, the company plans to expand Casado’s capabilities into drone-enabled rust remediation and spray-painting services to meet evolving tower maintenance needs.

The cumulative transaction price was 401,400 GBP paid in 150,000 GBP in cash; 150,000 GBP in a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments; and a maximum of  earn-out capped at 200,000 GBP annually for a 3-year period.

The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the disclosure below was $1 GBP to $1.8491, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	GBP	CAD
Cash	$(5,994)	$(11,084)
Accounts receivable	20,894	38,635
Computers and related equipment	3,368	6,228
Furniture and fixtures	2,836	5,244
Business equipment	1,160	2,145
Vehicles	12,000	22,189
Less liabilities assumed
Accounts payable	(14,900)	(27,552)
Net tangible assets	19,364	35,805
Customer lists, brand recognition, tec.	200,215	370,218
Goodwill	209,721	387,796
Net purchase price	429,300	793,819
Acquisition payment
Cash paid (151,400 GBP)	151,400	279,954
Promissory note 1 (150,000 GBP)	150,000	277,365
Promissory note 2 (100,000GBP)	100,000	184,910
Earnout	27,900	51,590
Total purchase price	$429,300	793,819

The Company paid $3,813 USD or $7,051 on this note as of December 31, 2025.

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Vara 3D, Inc.

ZenaTech acquired Vara 3D, Inc., (“Vara 3D") of Murray, Utah, on December 12, 2025. They are a land surveying company providing construction staking; boundary surveys; solar and water treatment site surveys; and 3D modeling. The transaction price was $850,000 USD paid in $400,000 USD in cash, $50,000 USD in a non-interest-bearing three-month maturity note and $400,000 USD in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears. This promissory note has an earnout agreement for each fiscal year ending December 6, 2026, 2027 and 2028 calculated as a fixed fee of $40,000 USD for revenues between $1.5 million USD and $2 million USD, $80,000 USD for revenues between $2 million USD to $2.5 million USD, and over $2.5 million USD of $120,000 USD fixed fee.

The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the disclosure below was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$46,598	$63,960
Accounts receivable	131,945	181,108
Prepaid Expenses	35,373	48,553
Computers and related equipment	12,570	17,254
Surveying equipment	90,700	124,495
Vehicles	20,000	27,451
Less liabilities assumed
Accounts payable	(213,916)	(293,621)
Net tangible assets	123,270	169,200
Customer lists, brand recognition, tech.	365,423	501,579
Goodwill	382,774	525,396
Net purchase price	871,467	1,196,175
Acquisition payment
Cash paid ($400,000 USD)	400,000	549,040
Earnout	22,206	30,480
Promissory note 1 ($400,000 USD)	400,000	549,040
Promissory note 2 ($49,261 USD)	49,261	67,615
Total purchase price	$871,467	1,196,175

The Company made no payments on this note as of December 31, 2025.

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Holt Surveying & Mappin, Inc.

ZenaTech acquired Holt Surveying & Mapping, Inc. (“Holt”) of Spokane, Washington, on December 15, 2025. They are a land surveying company with over eight years of experience providing boundary, ALTA, topographic and construction staking. The transaction price was $350,000 USD paid in $175,000 USD in cash, and $175,000 USD in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears. This promissory note has an earnout agreement for each fiscal year ending December 15, 2026, 2027 and 2028 calculated as a fixed fee of $10,000 USD for revenues between $0.5 million USD and $0.6 million USD, $20,000 USD for revenues between $0.6 million USD to $0.7 million USD, over $30,000 USD for $0.7 million USD to $0.8 million USD, over $40,000 USD for $0.8 million USD to $0.9 million USD and over $50,000 USD for $0.9 million USD to $1 million USD, not to exceed $50,000 USD annually.

The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the disclosure below was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$16,834	$23,106
Accounts receivable	95,438	130,998
Computers and related equipment	21,240	29,154
Furniture and fixtures	400	549
Surveying equipment	116,850	160,388
Vehicles	15,000	20,589
Less liabilities assumed
Accounts payable	(112,272)	(154,105)
Net tangible assets	153,490	210,679
Customer lists, brand recognition, tech.	104,884	143,964
Goodwill	109,864	150,800
Net purchase price	368,238	505,443
Acquisition payment
Cash paid ($175,000 USD)	175,000	240,205
Earnout	18,238	25,033
Promissory note ($175,000 USD)	175,000	240,205
Total purchase price	$368,238	505,443

The Company made no payments on this note as of December 31, 2025.

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of LD King Engineering Co., Inc.

ZenaTech acquired L.D. King Engineering Co. Inc. (“L.D. King”) of Ontario, California, on December 18, 2025. They are a civil engineering and land surveying firm with over sixty years of experience providing surveying, engineering, land development, construction management, planning, and quality control services. The transaction price was $2,850,000 USD paid in $1,425,000 USD in cash and $1,425,000 USD in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears. This promissory note has an earnout agreement for each fiscal year ending December 31, 2026, 2027 and 2028 calculated as a fixed fee of $50,000 USD for revenues between $3.5 million USD and $4 million USD, $100,000 USD for revenues between $4 million USD to $4.5 million USD, over $4.5 million USD to $5 million USD of $150,000 USD, $5 million USD to 5.5 million USD of 200,000 USD and $5.5 million USD to $6 million USD of $250,000 USD fixed fee. The first fiscal year for the earnout shall begin January 1, 2026.

The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the disclosure below was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$1,018,808	$1,398,416
Accounts receivable	188,442	258,655
Unbilled services	342,896	470,660
Prepaid expenses	103,305	141,796
Computers and related equipment	9,550	13,108
Furniture and fixtures	2,900	3,981
Surveying equipment	117,950	161,898
Vehicles	71,000	97,455
Less liabilities assumed
Accounts payable	(1,653,451)	(2,269,527)
Net tangible assets	201,400	276,442
Customer lists, brand recognition, tech.	1,371,498	1,882,518
Goodwill	1,436,621	1,971,906
Net purchase price	3,009,519	4,130,866
Acquisition payment
Cash paid ($1,425,000 USD)	1,425,000	1,955,955
Earnout	159,519	218,956
Promissory note ($1,425,000 USD)	1,425,000	1,955,958
Total purchase price	$3,009,519	4,130,866

The Company made no payments on this note as of December 31, 2025.

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Andrew Spiewak Land Surveyor, Inc.

ZenaTech acquired Andrew Spiewak Land Surveyor, Inc., (“Spiewak") of Park Ridge, Illinois, on December 22, 2025. They are a land surveying company providing boundary surveys, as-built surveys, and condominium surveys. The transaction price was $490,000 USD paid in $280,000 USD in cash, $50,000 in a non-interest-bearing three-month maturity note and $160,000 in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears. This note has an earn-out agreement for one year of $25,000 USD for revenues over $1,250,000 USD not to exceed the $25,000 USD and ending on December 21, 2026.

The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the below disclosure was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$82,768	$113,607
Accounts receivable	47,568	65,292
Computers and related equipment	10,600	14,550
Furniture and fixtures	3,250	4,461
Surveying equipment	33,255	45,646
Vehicles	60,000	82,356
Less liabilities assumed
Accounts payable	(130,335)	(178,898)
Net tangible assets	107,106	147,014
Customer lists, brand recognition, tech.	188,340	258,515
Goodwill	197,284	270,793
Net purchase price	492,730	676,322
Acquisition payment
Cash paid ($280,000 USD)	280,000	384,328
Earnout	3,469	4,762
Promissory note 1 ($160,000 USD)	160,000	219,616
Promissory note 2 ($49,261 USD)	49,261	67,616
Total purchase price	$492,730	676,322

The Company made no payments on this note as of December 31, 2025.

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Sunrise Window Cleaners

ZenaTech acquired Sunrise Window Cleaners (“Sunrise”) of Hammonds Plains, Nova Scotia, on December 22, 2025. They are a window cleaning company with over fifteen years of experience providing window cleaning and related exterior maintenance services. The transaction price was $250,000 paid in $125,000 CAD in cash, $50,000 CAD in a non-interest bearing a three-month maturity note, and $75,000 CAD in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears.

Assets acquired	CAD
Cash	$9,440
Accounts receivable	30,538
Computers and related equipment	250
Furniture and fixtures	500
Surveying equipment	6,290
Vehicles	31,000
Less liabilities assumed
Accounts payable	(39,978)
Net tangible assets	38,040
Customer lists, brand recognition, tech.	103,160
Goodwill	108,057
Net purchase price	249,257
Acquisition payment
Cash paid ($125,000 CAD)	125,000
Promissory note 1 ($75,000 CAD)	75,000
Promissory note 2 ($49,257 CAD)	49,257
Total purchase price	$249,257

The Company made no payments on this note as of December 31, 2025.

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Sale of Wallet Software

ZenaTech, Inc. sold for $250,000 USD or $341,850 all ZenaPay, Inc. the wallet software assets to Epazz Limited, Ireland, a related party, on October 2, 2023. The sale was in the form of a convertible promissory note with interest rate of 8% and 10-year terms. The sale note is convertible into Common Stock at 20% discount based on average closing price of trading day. ZenaPay, Inc., a Wyoming, USA corporation is a subsidiary of ZenaTech, Inc., a British Columbia corporation that provides software and cloud-based enterprise software solutions for e-commerce industry. Epazz Limited, Ireland is a subsidiary of Epazz, Inc., a company controlled by Shaun Passley, PhD.

The Company accrued $9,701 USD or $13,674 interest income related to this note as of December 31, 2025. The currency exchange rate used in the calculations was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The Company accrued $19,966 USD or $27,348 interest income related to this note as of December 31, 2024.

5.NOTE RECEIVABLE

Note Receivable affiliate

ZenaTech, Inc. sold for $341,850 or $250,000 USD all ZenaPay, Inc. the wallet software assets to Epazz Limited, Ireland, a related party on October 2, 2023. The sale was in the form of a convertible promissory note with interest rate of 8% and 10-year terms. The sale note is convertible into Common Stock at 20% discount based on average closing price of trading day. ZenaPay, Inc., a Wyoming, USA corporation is a subsidiary of ZenaTech, Inc., a British Columbia corporation that provides software and cloud-based enterprise software solutions for e-commerce industry. Epazz Limited, Ireland is a subsidiary of Epazz, Inc., a company controlled by Shaun Passley, PhD.

The Company 9,701 USD or $13,506 interest income related to this note as of December 31, 2025. The currency exchange rate used in the calculations was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The Company accrued $20,511 interest income related to this note as of December 31, 2024

6.PROPERTY, PLANT & EQUIPMENT

	As of	As of
	December 31,	December 31,
	2025	2024
Property, Plant & Equipment:
Computers and equipment	$839,050	$103,746
Accumulated depreciation	(168,672)	(60,763)
Net computers and equipment	670,378	42,983
Furniture and fixtures	406,786	4,146
Accumulated depreciation	(30,870)	(69)
Net furniture and fixtures	375,916	4,077
Vehicles	4,206,086	202,927
Accumulated depreciation	(401,793)	(6,577)
Net vehicles	3,804,293	196,351
Leasehold improvements	200,032	59,410
Accumulated depreciation	(35,043)	(1,226)
Net leasehold improvements	164,989	58,184
Business equipment (Including drone equipment)	6,993,179	117,751
Accumulated depreciation	(316,311)	(2,651)
Net business equipment	6,676,868	115,100
Total Property Plant & Equipment (PPE), gross	12,645,133	487,981
Total Accumulated depreciation	(952,689)	(71,286)
Total Property Plant & Equipment (PPE), net	$11,692,444	$416,695

ZenaTech acquired computers for $740,057, furniture and fixtures $402,830 and made leasehold improvements for $143,344 during the year ended December 31, 2025.

The Company also acquired vehicles for $4,032,643 and disposed vehicles for $(20,188), bought business equipment for $6,880,822 (including drones internally developed $ 2,028,290) during the year ended December 31, 2025.

During 2024 ZenaTech acquired computers for $21,269, furniture and fixtures $4,146 and made leasehold improvements for $59,410. ZenaTech also acquired three vehicles for $202,927 USD or $291,911 and bought business equipment for $117,751 USD or $169,385 during 2024. These assets are depreciated over 6-years using straight line depreciation.

7. CAPITAL ADVANCES & COMMITMENTS

Capital Advances

The Company has paid capital advances amounting to AED 4,561,330 (approximately CAD $1,708,194) towards contractual purchase of four residential properties located in Ajman, Dubai, and Sharjah, United Arab Emirates, as of December 31, 2025. The total contracted value of these properties is AED 11,666,000 (approximately CAD $4,359,821). These properties are under construction/installation stage and are intended to be used for accommodating Company personnel. The balance payments for these properties are the Companies Capital Commitments.

Capital Commitments

During the year 2025, the Company has entered into a contractual agreement for the acquisition of a residential property 7 villa located in Sharjah, United Arab Emirates, intended to be used for accommodating Company personnel as of December 31, 2025. The total contracted purchase price is 11,666,000 AED or $4,359,821 CAD, of which 4,561,330 AED or $1,708,194 CAD has been paid as of December 31, 2025, and recorded as a capital advance. The remaining balance of AED 7,104,670, equivalent to CAD 2,655,160, is payable in accordance with the property-wise installment schedules agreed with the developer under the respective payment plans.

During the year 2024, the Company has entered into a contractual agreement for the acquisition of a residential property located in Sharjah, United Arab Emirates, intended to be used for accommodating Company personnel and v as of December 31, 2024. The total contracted purchase price is 2,403,000 AED or $941,495 CAD, of which 217,310 AED or $85,142 CAD has been paid as of December 31, 2024, and recorded as a capital advance. The remaining balance of AED 2,185,690 or

$856,353 CAD is payable in scheduled installments through May 2027, as per the agreed payment plan with the developer, Arada Developments LLC.

ZenaTech paid $898,313 during the first three quarters of 2025 for this apartment.

Due to local law restrictions, the legal title is held in the name of Dr. Shaun Passley, the Company's CEO as a nominee of the Company, Dr. Passley has formally undertaken to transfer the title to the Company. Accordingly, the payment has been recorded as a capital advance under non-current assets.

8.INTANGIBLES

The table below describes the intangibles as of December 31, 2025. Each of the amounts are shown at its historically acquired price and source. Each type of software product development cost is presented in the acquired currency. The table below shows product development and intangibles activity for the year ended December 31, 2025.

	Asset Source	Life (in years)	Total Costs	Additions	Total Costs	Accumulated Amortization	Amortization 12 Mo. Ended	Total Accumulated Amortization as on	Net Book Value
	Currency $		12/31/2024	2025	12/31/2025	12/31/2024	12/31/2025	12/31/2025	12/31/2025
Intangibles
Software	Acquired – business combination	5 to 15	3,107,870	-	3,107,870	820,503	201,441	1,021,945	2,085,926
Trade name / trademark	Acquired – business combination	10		4,639,146	4,639,146	-	144,191	144,191	4,494,955
Customer relationships	Acquired – business combination	5		3,511,884	3,511,884	-	224,648	224,648	3,287,236
Developed Tech	Acquired – business combination	3		46,668	46,668	-	12,317	12,317	34,351
Non-compete	Acquired – business combination	2		529,316	529,316	-	76,705	76,705	452,611
Total			3,107,870	8,727,015	11,834,885	820,503	659,303	1,479,806	10,355,079

Product Development
Drone technology	Acquired separately, USD	12	1,440,000		1,440,000	-	90,000	90,000.00	1,350,000
Robotic Arm Technology licensing	Acquired separately, USD	12	840,000		840,000	-	52,500	52,500.00	787,500
Drone Development	Developed internally, USD	12	2,545,326	-	2,545,326	-	158,793	158,793.00	2,386,533
Drone Development	Developed internally, USD	NA	-	2,158,762	2,158,762	-	-	-	2,158,762
Total Product Development			4,825,326	2,158,762	6,984,088	-	301,293	301,293	6,682,795

Goodwill	Acquired – business combination	NA	2,468,722	9,637,585	12,106,307	-	-	-	12,106,307

The table below shows product development and intangibles activity for the year ended December 31, 2024.

	Asset Source and	Life (in years)	Total Costs	Additions	Total Costs	Amortization	Amortization 12 Mo. Ended	Total Amortization	Net Book Value
	Currency		12/31/2023	2024	12/31/2024	12/31/2023	12/31/2024	12/31/2024	12/31/2024
INTANGIBLES
Software	Acquired – business combination	5 to 15	3,107,870	0	3,107,870	619,033	201,471	820,503	2,287,367

TOTAL			$ 3,107,870	–	$ 3,107,870	$ 619,033	$ 201,471	$ 820,503	2,287,367

PRODUCT DEVELOPMENT
Drone technology	Acquired separately, USD	Under development Not amortised	$ 1,440,000	–	1,440,000	–	–	–	1,440,000
Robotic Arm Technology licensing	Acquired separately, USD	Under development Not amortised	840,000	–	840,000	–	–	–	840,000
Drone Development	Developed internally, USD	Under development Not amortised	1,376,200	1,169,126	2,545,326	–	–	–	2,545,326
TOTAL			$ 3,656,200	$ 1,169,126	$ 4,825,326	$ Nil	$ Nil	$ Nil	$ 4,825,326

Goodwill	Acquired – business combination	NA	2,468,722		2,468,722	-	-	-	2,468,722

9.LOANS PAYABLE

The Company’s loans payable comprises revolving lines of credit, promissory notes, acquisition-related notes payable, SBA loans and convertible debentures. Certain loans are with related parties. Related party balances and transactions are further disclosed in Note 15.

Loan balances outstanding at year end are as follow:

Particulars	December 31, 2025	December 31, 2024
SBA Loan — Interactive Systems, Inc.	$ 717,015	$ 766,201
SBA Loan — ZooOffice, Inc.	210,118	225,025
SBFS LLC Loan dba RapidAdvance	—	52,379
GG Mars Capital, Inc. revolving line of credit	526,140	992,798
Star Financial Corporation revolving line of credit	850,182	1,394,839
Jennings Family Investments, Inc. revolving line of credit	4,105,476	3,921,087
LoneStella, LLC revolving line of credit	2,347	539,556
Nancy Cowden revolving line of credit	97,997	1,080,380
Notes payable related to 2025 business combinations (Refer Note 4)	10,495,561	—
Propal Investments, LLC loan	—	575,400
GG Mars Capital, Inc. debenture	248,636	235,874
TDBank - LOC (PsPortals)	—	124,696
Total loans payable	$ 17,256,413	$ 9,908,235
Current portion of loans payable	3,689,456	124,696
Non-current portion of loans payable	13,566,956	9,783,539

Key terms of significant Loans

Loan / facility	Nature / Key terms	Interest rate	Maturity	Security / guarantee
SBA Loan	SBA loan assumed on acquisition of Ecker	3.75%	September 2051	Unsecured / per loan agreement
SBA Loan	SBA loan assumed on acquisition of Zoo Office	3.50%	December 2052	Unsecured / per loan agreement
GG Mars Capital, Inc. Revolving Line of credit	Facility limit $10,000,000	8.00%	October 2034	Unsecured
Star Financial Corporation Revolving Line of credit	Facility limit $10,000,000	8.00%	October 2034	Unsecured
Jennings Family Investments, Inc. LOC	Facility limit $10,000,000	8.00%	October 2034	Unsecured
LoneStella, LLC LOC Revolving Line of credit	Facility limit $10,000,000	8.00%	October 2034	Unsecured
Nancy Cowden LOC Revolving Line of credit	Facility limit $8,000,000	8.00%	October 2034	Unsecured
GG Mars Capital, Inc. debenture	Related party convertible debenture	10.00%	January 2027	Unsecured
Notes payable related to 2025 business combinations	Acquisition consideration payable	6% to 8%	Various through 2028	Per acquisition agreements

The Epazz, Inc. convertible line of credit provides for borrowings up to $400,000 USD, bears interest at 6% per annum and expires on December 31, 2025. There were no amounts outstanding under this facility as of December 31, 2025 or December 31, 2024.

During 2025, the Company repaid the Propal Investments, LLC loan in full. The outstanding balance as of December 31, 2025 was $nil.

During 2025, the Company repaid the TD Bank – LOC (PsPortals) in full. The outstanding balance as of December 31, 2025 was $nil.

Convertible debt

Certain debts can be converted into the Company’s Common Stock at a 20% discount (10% in case of Othership conversion). The total number of shares issuable for convertible debt is 1,694,090 as of December 31, 2025. This assumes all potentially convertible debt was converted as of December 31, 2025. Other assumptions include a common stock market price of $3.20 USD or $4.392 per share on December 31, 2025, and a USD to Canadian dollar conversion rate $1.3726 as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on that date.

See table below for debt itemization. All amounts are in CAD in the table below.

Convertible debt	Carrying amount	Estimated shares issuable
GG Mars Capital, Inc. revolving line of credit	$ 526,140	149,733
Star Financial Corporation revolving line of credit	850,182	241,951
Jennings Family Investments, Inc. revolving line of credit	4,105,476	1,168,368
LoneStella, LLC revolving line of credit	2,347	668
Nancy Cowden revolving line of credit	97,997	27,889
GG Mars Capital, Inc. debenture	248,636	70,759
Othership note	100,000	34,722
Total	$ 5,930,778	1,694,090

The above calculation is based on the Company’s common share market price and exchange rate at December 31, 2025 and assumes conversion of all potentially convertible debt at that date.

Below listed lenders shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Lenders have the option to convert all or part of the balance into ZenaTech common stock at twenty percent (20%) discount of the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price. (10% in case of Othership conversion). The Company adjusts each month the derivatives for the conversions and the derivative finance expense.

The derivative financial liabilities as of December 31, 2025 were as follows:

Derivative liability	2025 $	2024 $
GG Mars Capital, Inc. note	131,535	248,189
Star Financial Corporation note	212,545	348,710
Jennings Family Investments, Inc. note	1,026,369	980,272
LoneStella, LLC note	587	134,889
GG Mars Capital, Inc. debenture	62,156	58,969
Nancy Cowden note	65,159	270,095
Othership note	24,430	-
Total derivative financial liabilities	1,469,648	2,041,134

During the year ended December 31, 2025, the Company recognized a derivative finance expense of $ 18,112,444 (Previous year $712,651) in profit or loss.

10.SHARE CAPITAL

All share amounts have been adjusted, where applicable, to reflect the 1-for-6 reverse stock split of the Company’s Common Shares completed on July 1, 2024. The Company’s share capital consists of Common Shares, Preferred Shares and Super Voting Shares. Certain share issuances were made to related parties and are further disclosed in Note 15.

Common Shares

The Company is authorized to issue an unlimited number of Common Shares with a par value of $0.30 per share. Each Common Share carries one vote. Holders of Common Shares are entitled to dividends when declared by the Board of Directors and, on liquidation, to share rateably in the remaining assets of the Company after settlement of liabilities and amounts payable to holders of shares ranking in priority.

The Company had the following transactions for the issued and outstanding Common Shares during 2025.

Transaction type	Number of Common Shares
Balance as of January 1, 2024, after reverse stock split adjustment	17,016,486
Issued for cash under share / unit purchase agreements	291,829
Issued for acquisitions of entities under common control	1,500,000
Issued for patent acquisitions under common control	1,100,000
Issued for debt conversions and financing arrangements	4,651,117
Issued for director, advisory and other services	541,692
Balance as of December 31, 2024	25,101,124
Issued on exercise of warrants	1,350,000
Issued for indoor drone technology acquisition*	3,000,000
Issued for cash, debt conversions and financing arrangements	18,465,000
Issued for director services	104,761
Balance as of December 31, 2025	48,020,885

* The 3,000,000 Common Shares issued for indoor drone technology were issued to related parties and are pending minority shareholder approval. The Company should assess, based on the legal terms of issuance and the shareholder approval requirement, whether these shares should be presented as issued and outstanding share capital or as shares to be issued / another appropriate equity classification until approval is obtained.

The carrying amount of Common Share capital was $14,406,266 as of December 31, 2025 and $7,530,337 as of December 31, 2024.

Significant Common Share issuances during 2025

During the year ended December 31, 2025, the Company issued Common Shares as follows:

Nature of issuance	Number of Common Shares
Exercise of warrants by GG Mars Capital, Inc.	200,000
Exercise of warrants by Jennings Family Investments, Inc.	200,000
Exercise of warrants by Nancy Cowden	600,000
Exercise of warrants by LoneStella, LLC	350,000
Total shares issued on exercise of warrants	1,350,000
Issued to Shaun Passley, PhD for indoor drone technology	1,000,000
Issued to Epazz, Inc. for indoor drone technology	2,000,000
Total shares issued for indoor drone technology	3,000,000
Issued to GG Mars Capital, Inc. for cash / financing arrangements	2,330,000
Issued to Star Financial Corporation for cash / financing arrangements	2,745,000
Issued to Jennings Family Investments, Inc. for cash / financing arrangements	11,200,000
Issued to LoneStella, LLC for cash / financing arrangements	1,353,000
Issued to Nancy Cowden for cash / financing arrangements	837,000
Total shares issued for cash / financing arrangements	18,465,000
Issued to directors for services	104,761
Total Common Shares issued during 2025	22,919,761

The Common Shares issued to directors for services during 2025 were measured at the fair value of the shares issued at the grant date and recognized as share-based compensation in accordance with IFRS 2.

Significant Common Share issuances during 2024

During the year ended December 31, 2024, the Company completed a 1-for-6 reverse stock split of its Common Shares. The comparative share numbers have been adjusted to reflect the reverse stock split.

During 2024, the Company issued Common Shares for share / unit purchase agreements, acquisitions under common control, patent acquisitions under common control, director and advisory services, and debt conversions / financing arrangements. The Company issued 291,829 units for cash, with each unit consisting of one Common Share and one warrant. The Company also issued Common Shares to related parties in connection with the acquisitions of ZooOffice, Inc., Ecker Capital, Inc. and certain drone patents, and in connection with debt conversions and financing arrangements.

The Common Shares issued for director, advisory and other services were measured at the fair value of the shares issued at the grant date and recognized in accordance with IFRS 2.

Preferred Shares

The Company is authorized to issue 100,000,000 Preferred Shares with a stated value of $3.00 per share. Preferred Shares are non-voting. Each Preferred Share is convertible into three Common Shares. Holders of Preferred Shares are entitled to dividends when declared by the Board of Directors and have priority over Common Shares on liquidation, after settlement of liabilities.

The movement in issued and outstanding Preferred Shares was as follows:

Particulars	Number of Preferred Shares
Balance as of January 1, 2024	—
Issued for acquisitions of entities under common control	1,300,000
Issued for patent acquisitions under common control	14,650,000
Issued as loan origination consideration	1,200,000
Balance as of December 31, 2024	17,150,000
Issued to Shaun Passley, PhD as bonus compensation for services	120,000
Balance as of December 31, 2025	17,270,000

During the year ended December 31, 2025, the Company issued 120,000 Preferred Shares to Shaun Passley, PhD as bonus compensation for services rendered to the Company. The issuance was accounted for as share-based compensation in accordance with IFRS 2.

The carrying amount of Preferred Share capital was $51,810,000 as of December 31, 2025 and $51,450,000 as of December 31, 2024.

Super Voting Shares

The Company is authorized to issue 23,000,000 Super Voting Shares with a stated value of $30.00 per share. Each Super Voting Share carries 1,000 votes. Holders of Super Voting Shares are entitled to dividends when declared by the Board of Directors and have liquidation priority after settlement of liabilities and amounts payable to holders of Preferred Shares, but before Common Shares.

The movement in issued and outstanding Super Voting Shares was as follows:

Particulars	Number of Super Voting Shares
Balance as of January 1, 2024	—
Issued for acquisitions of entities under common control	8,000
Issued for patent acquisitions under common control	52,000
Balance as of December 31, 2024	60,000
Issued during the year	—
Balance as of December 31, 2025	60,000

The carrying amount of Super Voting Share capital was $1,800,000 as of December 31, 2025 and $1,800,000 as of December 31, 2024.

Related party share issuances

During the years ended December 31, 2025, and 2024, certain Common Shares, Preferred Shares and Super Voting Shares were issued to related parties, including Shaun Passley, PhD, Epazz, Inc., Ameritek Ventures, Inc., GG Mars Capital, Inc., Star Financial Corporation, Jennings Family Investments, Inc. and LoneStella, LLC. These transactions are disclosed in Note 15.

Potential Common Shares arising from the conversion of Preferred Shares, warrants and convertible debt are disclosed in the relevant notes on warrants, loans payable and derivative financial liabilities.

Warrants

The Company has issued warrants in connection with subscription receipts, share purchase agreements and debt financing arrangements. Warrants are classified as equity or financial liabilities in accordance with IAS 32 based on the specific terms of each instrument.

The movement in warrants outstanding was as follows:

Particulars	Number of warrants
Outstanding as of December 31, 2024	2,955,551
Exercised during the year	(1,350,000)
Issued during the year	—
Expired / forfeited during the year	—
Outstanding as of December 31, 2025	1,605,551

During the year ended December 31, 2025, 1,350,000 warrants were exercised, comprising 200,000 warrants exercised by GG Mars Capital, Inc., 200,000 warrants exercised by Jennings Family Investments, Inc., 600,000 warrants exercised by Nancy Cowden and 350,000 warrants exercised by LoneStella, LLC. The exercise prices were based on the terms of the respective warrant agreements which as USD 1.77 per warrant.

The warrants outstanding as of year end were as follows:

Issue date	Holder / category	Reason for issuance	Exercise price	2025	2024
September 19, 2020	Various	Subscription / OSE listing	CAD $0.90	22,056	22,056
February 15, 2022	Propal Investments, LLC	Debt issuance	CAD $12.00	41,666	41,666
July 23, 2024	Star Financial Corporation	Share purchase agreement	USD $10.28	49,088	49,088
July 23, 2024	GG Mars Capital, Inc.	Share purchase agreement	USD $10.28	55,396	55,396
July 23, 2024	Jacob D. Sherman	Share purchase agreement	USD $10.28	9,728	9,728
July 23, 2024	Nancy Cowden	Share purchase agreement	USD $10.28	116,732	116,732
July 23, 2024	LoneStella, LLC	Share purchase agreement	USD $10.28	60,885	60,885
October 9, 2024	GG Mars Capital, Inc.	Debt origination consideration	USD $1.77	300,000	500,000
October 9, 2024	Star Financial Corporation	Debt origination consideration	USD $1.77	500,000	500,000
October 9, 2024	Jennings Family Investments, Inc.	Debt origination consideration	USD $1.77	300,000	500,000
October 9, 2024	LoneStella, LLC	Debt origination consideration	USD $1.77	150,000	500,000
October 9, 2024	Nancy Cowden	Debt origination consideration	USD $1.77	-	600,000
Total warrants outstanding				1,605,551	2,955,551

The warrants issued in connection with the October 2024 debt financing arrangements were valued using the Black-Scholes option pricing model. The valuation considered, among other inputs, the Company’s share price at the grant date, expected life, risk-free rate, expected volatility and dividend yield. The initial fair value of these warrants was determined to be $751,000 were classified in equity.

The warrants outstanding as of December 31, 2025 had the following exercise price profile:

Warrants	Exercise price currency	Exercise price	Status based on December 31, 2025 share price
291,829	USD	$10.28	Out of the money
41,666	CAD	$12.00	Out of the money
22,056	CAD	$0.90	In the money
1,250,000	USD	$1.77, or lower amount based on agreement terms	In the money
1,605,551

11.DIRECTORS AND OFFICERS STOCK COMPENSATION

The Company has a Compensation Package for Directors and Executives. Elements of compensation awarded to, earned by or paid to each of our directors and executive officers who served during the last two financial years. This compensation discussion considers the size and stage of development of the Company to date.

As of December 31, 2024, the named executive officers of the Company were Shaun Passley, PhD as Chief Executive Officer, and James Sherman as Chief Financial Officer (the “Named Executive Officers”). Mr. Passley and Mr. Sherman are expected to be the only Named Executive Officers for the current fiscal year as well.

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

The Company issues share-based compensation to directors and officers for services rendered. Share-based compensation is measured at the fair value of the equity instruments issued at the grant date and recognized in profit or loss in accordance with IFRS 2. Transactions with directors, officers and other key management personnel are also disclosed as related party transactions in Note 15.

Year ended December 31, 2025

During the year ended December 31, 2025, the Company issued common shares and preferred shares to directors and officers for services rendered as follows:

Recipient	Position / relationship	Date of issuance	Type of shares	Number of shares	Fair value per share
Shaun Passley, PhD	Chief Executive Officer / Director	January 16, 2025	Preferred Shares	120,000	$20.19
Shaun Passley, PhD	Chief Executive Officer / Director	November 26, 2025	Common Shares	31,746	USD $3.15
Craig Passley	Director	November 26, 2025	Common Shares	31,746	USD $3.15
James Sherman	Chief Financial Officer / Director	November 26, 2025	Common Shares	15,873	USD $3.15
Paul Piekos	Director	November 26, 2025	Common Shares	6,349	USD $3.15
Thomas Burns	Director	November 26, 2025	Common Shares	6,349	USD $3.15
Neville Brown	Director	November 26, 2025	Common Shares	6,349	USD $3.15
Yvonne Rattray	Director	November 26, 2025	Common Shares	6,349	USD $3.15
Total				224,761

The Preferred Shares issued to Shaun Passley, PhD on January 16, 2025 were issued as bonus compensation for services rendered to the Company. The fair value of these shares was recognized as share-based compensation expense.

Year ended December 31, 2024

During the year ended December 31, 2024, the Company issued common shares to directors and officers for services rendered as follows:

Recipient	Position / relationship	Date of issuance	Type of shares	Number of shares	Fair value per share
Yvonne Rattray	Director	February 7, 2024	Common Shares	3,333	$4.80
Neville Brown	Director	February 7, 2024	Common Shares	3,333	$4.80
Shaun Passley, PhD	Chief Executive Officer / Director	October 9, 2024	Common Shares	100,000	USD $1.77
Craig Passley	Director	October 9, 2024	Common Shares	28,248	USD $1.77
James Sherman	Chief Financial Officer / Director	October 9, 2024	Common Shares	28,248	USD $1.77
Paul Piekos	Director	October 9, 2024	Common Shares	11,299	USD $1.77
Thomas Burns	Director	October 9, 2024	Common Shares	11,299	USD $1.77
Neville Brown	Director	October 9, 2024	Common Shares	11,299	USD $1.77
Yvonne Rattray	Director	October 9, 2024	Common Shares	11,299	USD $1.77
Total				208,358

12.SEGMENT INFORMATION

The Company reports its operating results in two reportable segments that reflect how the Chief Operating Decision Maker (the “CODM”), identified as the Chief Executive Officer, evaluates performance and allocates resources. The Company’s two reportable segments are:

•Drone as a Service (DaaS) — Provides data capture and flight analytics through drone services pertaining to industries including surveying, mapping, inspection, and monitoring services. Revenue is recognized as services delivered based upon the contract term.

•Enterprise Software — Develops, licenses, hosts, and supports the Company’s enterprise software offerings. Revenue is generated through software license and fee income, subscription services, hosting, support and maintenance, and related consulting services provided to commercial and public-sector customers.

In addition to the two reportable segments, certain costs are presented in a “Corporate Unallocated” column. Corporate Unallocated includes expenses that are not directly attributable to, and are not allocated to, the reportable segments because they are not considered by the CODM in evaluating segment performance. These include corporate marketing and administration costs, executive, finance, legal, and other shared corporate functions, stock-based compensation, and depreciation and amortization of corporate assets.

Segment profit (loss) is defined as segment revenue less direct segment operating expenses, consisting of cost of revenue, salaries and benefits, sales and marketing, general and administrative expense, and professional fees that are directly attributable to each segment. Stock-based compensation and depreciation and amortization are presented separately and are not included in the segment profit measure. Interest income and expense and foreign exchange gains and losses are also excluded from segment performance. There are no intersegment revenues or transactions between the Drone as a Service and Enterprise Software segments.

The Company’s chief operating decision maker reviews segment performance based on revenue and segment profit or loss. Total segment assets, segment liabilities and additions to non-current assets are not regularly provided to, or reviewed by, the chief operating decision maker. Accordingly, the Company has not presented segment assets, segment liabilities or additions to non-current assets by reportable segment.

All amounts below are presented in thousands of Canadian dollars.

Segment Financial Information

Year ended December 31, 2025 (in thousands of CAD)	Drone as a Service	Enterprise Software	Corporate Unallocated	Consolidated
Revenue	$ 10,106	$ 2,807	$ —	$ 12,913
Cost of revenue	(140)	(4,134)	—	(4,274)
Salaries and benefits	(7,816)	(422)	(5,184)	(13,422)
Sales and marketing	—	—	(6,646)	(6,646)
General and administrative	(1,843)	(1,815)	(3,323)	(6,981)
Professional fees	—	—	(1,523)	(1,523)
Segment profit (loss)	$ 307	$ (3,564)	$ (16,676)	$ (19,933)
Stock-based compensation	—	—	(3,208)	(3,208)
Depreciation and amortization	(647)	(898)	(637)	(2,182)
Operating loss	$ (340)	$ (4,462)	$ (20,521)	$ (25,323)

Reconciliation to Consolidated Results

The following table reconciles consolidated operating loss to consolidated loss before income taxes (in thousands of Canadian dollars):

Reconciliation of operating loss to consolidated loss before income taxes	2025
Operating loss	$ (25,323)
Interest income	88
Interest expense	(19,877)
Unrealized Gain/Loss	(139)
Foreign exchange gain (loss), net	33
Loss before income taxes	$ (45,218)

13.FINANCIAL INSTRUMENTS

The Company’s financial instruments comprise financial assets such as cash, marketable securities, accounts receivable, advances to affiliates and note receivable from affiliate. Financial liabilities comprise accounts payable and accrued liabilities, loans payable and line of credit.

Classification within the Fair Value Hierarchy

In accordance with IFRS 13 Fair Value Measurement, the Group classifies the fair value of its financial instruments based on a three-level hierarchy:

•Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•Level 2: Inputs other than quoted prices that are observable for the asset or liability.

•Level 3: Inputs that are not based on observable market data (unobservable inputs).

The following schedules summarize the valuation of financial instruments at fair value in the balance sheets as of December 31, 2025

Particular	Level 1	Level 2	Level 3
Assets:
Marketable securities	-	9,093,887	-
Long-term advance to affiliates	-	-	15,216,049
Total assets	-	9,093,887	15,216,049
Liabilities:
Current Portion of Loan Payable	-	-	3,689,457
Loans payable	-	-	13,566,956
Total liabilities	-	-	17,256,413

The following schedules summarize the valuation of financial instruments at fair value in the balance sheets as of December 31, 2024

Particular	Level 1	Level 2	Level 3
Assets:
Marketable securities	-	-	-
Long-term advance to affiliates	-	-	13,639,055
Total assets	-	-	13,639,055
Liabilities:
Current Portion of Loan Payable	-	-	124,696
Loans payable	-	-	9,783,539
Total liabilities	-	-	9,908,235

There were no transfers between levels of the fair value hierarchy during the year ended December 31, 2025 and December 31, 2024.

Risk Exposure and Management

The Company is exposed to various financial instrument risks and continuously assesses the impact and likelihood of this exposure. These risks include credit risk, liquidity risk, interest rate risk and currency risk.  Where material these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk that a counterparty will fail to discharge its contractual obligations, resulting in a financial loss to the Company. The Company is exposed to credit risk primarily from cash, accounts receivable, marketable securities, advances to affiliates and notes receivable from affiliates.

The Company manages credit risk on accounts receivable by monitoring customer balances, reviewing ageing reports, assessing customer-specific collectability, following up on overdue balances and recording an allowance for expected credit losses where required. For accounts receivables, the Company applies the simplified approach under IFRS 9 and recognizes lifetime expected credit losses from initial recognition.

The Company’s management reviews receivables for indicators of impairment, including significant delays in payment, customer disputes, financial difficulty of customers, insolvency indicators and other relevant information. Receivables are written off when there is no reasonable expectation of recovery, including where collection efforts have been exhausted.

Liquidity Risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due or can only do so at excessive cost. The Company had a working capital of $1,347,680 as of December 31, 2024. All the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. Therefore, the Company is not exposed to any significant liquidity risk.

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

14.CAPITAL MANAGEMENT

The Company has operations generating positive cash flow but still depends on financing through debt and equity to fund its long-term investments, primarily drone investment and distribution activities. The speed at which the Company will grow its drone sales will depend on the amount of financing the Company will be able to secure. The capital structure of the Company consists of shareholders’ equity, which is comprised of share capital and deficit. The Board of Directors does not establish quantitative return on capital criteria for management due to the nature of the Company’s business. The Company does not pay dividends and is not exposed to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management for the six months ending December 31, 2025 and the year ended December 31, 2024.

15.RELATED PARTY TRANSACTIONS

The following are the related parties and the relationships with whom the Company had transactions / balances during 2025 and 2024.

Related party	Nature of relationship
Epazz, Inc.	Entity owns majority voting right
Epazz R&D	Entity controlled by Dr. Shaun Passley
Ameritek Ventures, Inc.	Entity in which Epazz Inc & Shaun Passley owns majority voting stock
GG Mars Capital, Inc.	Entity controlled by Vivienne Passley, a family member of Dr. Shaun Passley
Vivienne Passley	President of GG Mars Capital, Inc. and family member of Dr. Shaun Passley
Star Financial Corporation	Entity controlled by Fay Passley, a family member of Dr. Shaun Passley
Fay Passley	President of Star Financial Corporation and family member of Dr. Shaun Passley
Jennings Family Investments, Inc.	Entity controlled by Mary B. Kluber, a family member of James Sherman, Chief Financial Officer
LoneStella, LLC	Entity controlled by Jacob Sherman, a family member of James Sherman, Chief Financial Officer
Jacob Sherman	Family member of James Sherman, Chief Financial Officer
Propal Investments, LLC	Lender whose loan was personally guaranteed by James Sherman, Chief Financial Officer and director
Marie Pindling and Olga Passley	Family members of Dr. Shaun Passley
Dr. Shaun Passley	Chief Executive Officer, Chairman and significant shareholder

James A. Sherman	CFO, board member
Craig Passley	Board member, Shaun Passley's family member
Paul J. Piekos	Board member
Thomas W. Burns	Board member
Neville Brown	Board member

Transactions with Related Parties

Related Party	Particulars	2025 (CAD)	2024 (CAD)
Epazz Inc	Advances made to Epazz, Inc. for future services	10,701,840	10,015,900
Epazz Inc	Programming and support fees charged against advances	2,812,530	222,010
Epazz Inc	Wages and benefits charged against advances	1,360,843	325,607
Epazz Inc	Product Development Costs	0	1,033,465
Epazz Inc	Interest Income on Notes Receivable	27,348	27,348
Dr. Shaun Passley	Stock based compensation (preferred stock issuance)	2,423,174	0
James A. Sherman	Stock based compensation (Common stock issuance)	70,210	68,564
Craig Passley	Stock based compensation (Common stock issuance)	140,420	68,564
Paul J. Piekos	Stock based compensation (Common stock issuance)	28,083	27,425
Thomas W. Burns	Stock based compensation (Common stock issuance)	28,083	27,425
Neville Brown	Stock based compensation (Common stock issuance)	28,083	27,425
Yvonne V. Rattray	Stock based compensation (Common stock issuance)	28,083	27,425
Dr. Shaun Passley	Stock based compensation (Common stock issuance)	140,420	339,225
Dr. Shaun Passley	Wages and benefits	125,704	0
James A. Sherman	Wages and benefits	139,760	0
GG Mars Capital, Inc.	Amount drawn from line of credit	6,557,480	2,434,063
Star Financial Corporation	Amount drawn from line of credit	8,772,024	2,129,987
Jennings Family Investments, Inc.	Amount drawn from line of credit	44,369,045	4,847,745
LoneStella, LLC	Amount drawn from line of credit	4,358,005	539,438
GG Mars Capital, Inc.	Revolving Line of credit converted into shares	7,290,819	4,023,891
Star Financial Corporation	Revolving Line of credit converted into shares	9,620,428	2,912,440
Jennings Family Investments, Inc.	Revolving Line of credit converted into shares	44,648,463	3,635,817
LoneStella, LLC	Revolving Line of credit converted into shares	5,014,499	0
Propal Investments, LLC	Loan Principal repaid during the year	552,180	143,850
GG Mars Capital, Inc.	Finance Cost Interest, accretion	244,998	181,853
Star Financial Corporation	Finance Cost Interest, accretion	170,677	127,037
Jennings Family Investments, Inc.	Finance Cost Interest, accretion	503,130	157,181
LoneStella, LLC	Finance Cost Interest, accretion	25,903	113
Epazz R&D	Wages and benefits	744,693	0
Related Party	Particulars	2025 (Nos)	2024 (Nos)
Epazz Inc*	Stock issued (common control transaction)	2,000,000 common stock	11,700,000 prefered stock 45,000 super voting stock 1,400,000 common stock
Dr. Shaun Passley*	Stock issued (common control transaction)	1,000,000 Common Stock	3,500,000 prefered stock 10,000 super voting stock 200,000 common stock

Ameritek Ventures, Inc.	Stock issued (common control transaction)	-	750,000 prefered stock 5,000 super voting stock 1,000,000 common stock
GG Mars Capital, Inc.	Warrants exercised	200,000 Warrants	200,000 warrants
Jennings Family Investments, Inc.	Warrants exercised	200,000 warrants	-
LoneStella, LLC	Warrants exercised	350,000 warrants	-

*Approval for these transactions from minority shareholders will be taken in the upcoming shareholders meeting on May 28, 2026

Balance Outstanding with Related Parties

Related Party	Particulars	2025	2024
Epazz Inc	Short term advances to affiliates outstanding	9,095,545	1,918,918
Epazz Inc	Long term advances to affiliates outstanding	15,216,049	13,639,055
Epazz Inc	Note receivable Outstanding	341,850	341,850
GG Mars Capital, Inc.	Balance outstanding for revolving line of credit (Notes Payable)	526,140	992,798
Star Financial Corporation	Balance outstanding for revolving line of credit (Notes Payable)	850,182	1,394,839
Jennings Family Investments, Inc.	Balance outstanding for revolving line of credit (Notes Payable)	4,105,476	3,921,087
LoneStella, LLC	Balance outstanding for revolving line of credit (Notes Payable)	2,347	539,556
Propal Investments, LLC	Balance outstanding for Loan	0	575,000
GG Mars Capital, Inc.	Convertible debenture balance	248,636	163,972

Stock & Warrants held by Related Parties

Related Party	Particulars	2025	2024
Epazz Inc	Number of Common shares held	8,367,301	6,367,301
Epazz Inc	Number of Preferred shares held	11,700,000	11,700,000
Epazz Inc	Number of Super voting shares held	45,000	45,000
Dr. Shaun Passley	Common shares held	6,168,205	5,136,459
Ameritek Ventures, Inc.	Common shares held	1,583,333	1,583,333
GG Mars Capital, Inc.	Common shares held	2,984,864	1,706,802
Marie Pindling	Common shares held	6,927	6,927
Olga Passley	Common shares held	6,927	6,927
James A. Sherman	Common shares held	405,788	389,915
Star Financial Corporation	Common shares held	3,345,000	1,400,495
Craig Passley	Common shares held	153,327	121,581
Paul J. Piekos	Common shares held	54,981	48,632
Thomas W. Burns	Common shares held	54,981	48,632
Neville Brown	Common shares held	20,981	14,632
Yvonne V. Rattray	Common shares held	27,741	21,392
Lone Stella LLC	Common shares held	1,135,000	-
Jennings Family Investments, Inc.	Common shares held	35,00,000	721,755
Jennings Family Investments, Inc.	Preferred Shares held	200,000	200,000
Lone Stella LLC	Preferred Shares held	200,000	200,000
Dr. Shaun Passley	Preferred shares held	3,620,000	3,500,000
Ameritek Ventures, Inc.	Preferred shares held	750,000	750,000
GG Mars Capital, Inc.	Preferred shares held	200,000	200,000
Star Financial Corporation	Preferred shares held	200,000	200,000
Dr. Shaun Passley	Super voting shares held	10,000	10,000
Ameritek Ventures, Inc.	Super voting shares held	5,000	5,000
GG Mars Capital, Inc.	Warrants held	355,396	555,396
Star Financial Corporation	Warrants held	549,088	549,088
Jacob Sherman	Warrants held	9,728	9,728
Jennings Family Investments, Inc.	Warrants held	300,000	500,000
LoneStella, LLC	Warrants held	210,885	560,885
Propal Investments, LLC	Warrants held	41,666	41,666

Management Services Agreement

The Company entered into a management services agreement with Epazz on November 18, 2018 including amendments, pursuant to which Epazz provides management services to ZenaTech, including for labor, office space, hosting, travel, banking, and business development and drone research and development services. The Company agreed to pay Epazz a 30 percent (previous year 20% markup on all expenses incurred in providing the services to ZenaTech. The agreement has a 20-year term. However, the agreement may be terminated at any time with the mutual consent of the parties. All funds due from Epazz, Inc. represent advances for programming, support, management fees, drone research and development on the statement of net income or loss. Epazz assists the Company through its drone facility in Pakistan.

Advance to Affiliate for Future Services

As operation process ZenaTech advances funds to Epazz, Inc. These funds relate to the Management Services Agreement with Epazz detailed in the section above and are restricted for the use and benefit of ZenaTech. Funds advanced to Epazz are designed to be consumed through services provided by Epazz for the benefit of ZenaTech. The Company has the right to enforce repayment of these funds from Epazz.

Under this agreement, the Company is required to prepay for services and the terms of the prepayments made by the Company to Epazz is based on an estimate to the services that will be required from Epazz by the Company based on historical use and the Company's proposed plans. The Company estimates the amount of work that will be required from Epazz for a period and prepays Epazz for the services. The prepayments are recorded in the financial statements of the Company as an asset in accordance with IFRS as described below. The purpose of these transactions is to ensure there is a sufficient number of services reserved from Epazz to ensure the Company's needs are met during a period to minimize the risk of disruption to the Company's business.

The Company estimates the value of services required by Epazz based on the expected requirements for a future period and delivers the estimated funds to Epazz, which deposits the funds in an account strictly for the benefit of the Company. While there are no internal policies in this regard, management has the knowledge and expertise regarding the proposed activities that will be undertaken and can estimate the related costs. The audit committee of the board is kept aware of the estimates and discusses them with the board. Given the long-standing and beneficial relationship between the Company and Epazz, management does not believe a lower cost can be obtained from a third party for the services provided and believes using a third party creates greater risk of delivery of appropriate services.

The Company is using the management service agreement as opposed to establishing our own facility in offshore locations because it is very time-consuming, the cost would be much greater, it is difficult to establish entities in foreign countries and establishing banking relations is difficult, and hiring foreign personnel which speak different languages would cause communication issues. Furthermore, the foreign market would see ZenaDrone as a start-up company versus Epazz which has been well established in the offshore market for over a decade.

The Company increased the number of contractors through Epazz during the second part of the previous year ended December 31, 2024. The Company made these changes since the drone products are transitioning from development projects to manufacturing. The additional contractors include manufacturing technicians.

Through management service agreement there is a new manufacturing facility in Lahore, Pakistan. Epazz leased the facility, did leasehold improvements and purchased all the equipment, tools, vehicles, supplies and materials needed to begin to manufacture the drones. These are upfront investments, which the Company prepaid as services which will be expensed monthly as the contractor uses the equipment and facilities to produce the drones.

The total advances to Epazz for future services were $24,225,607 as of December 31, 2025. Of this amount $9,095,545 was included in current assets and $15,216,049 was included in the long-term assets. The current amount is expected to be provided in services by Epazz within a twelve (12) month period based on the current projected needs of the Company. The long-term amount will be paid back in services or cash.

The table below summarizes the changes in the advance and note to affiliates for the year ended December 31, 2025.

	Activity	Short-term	Long-term	Note Receivable
	Type	Advance ($)	Advance ($)	/Affiliates ($)	Total ($)
Balances as of December 31, 2024		1,918,918	15,864,209	341,850	18,124,977
Additions to the advance to affiliates during the period
Adv. to Epazz, Inc. during 2025		–	10,615,853	–	10,615,853
Transfer from long-term to current	(A)	11,350,000	(11,350,000)
Total additions during the period		11,350,000	(734,147)	–	10,615,853
Less, services provided by Epazz, Inc. during the period
Programming and support fees	(A)	2,812,530	–	–	2,812,530
Wages and benefits	(A)	1,360,843	–	–	1,360,843
Product development costs	(B)	–	–	–	–
Total services provided during the year		4,173,373	–	–	4,173,373
Balances as of December 31, 2025		9,095,545	$15,130,062	341,850	24,567,457

Activity type:

(A)Operating expense

(B)Long-term asset for drone development.

The current amount is expected to be provided in services by Epazz within a twelve (12) month period based on the current projected needs of the Company. The The Company is planning for a ramp-up period for the manufacturing of the drones. Therefore, the Current asset amount will most likely increase.

The table below summarizes the changes in the advance and note to affiliates for the year ended December 31, 2024.

	Activity	Short-term	Long-term	Notes
	Type	Advance	Advance	Receivable
				from Affiliates
Balances as of December 31, 2023		$2,500,000	$4,623,155	$341,850
Additions to the advance to affiliates during the year
Advances to Epazz, Inc. during the year	(A)	1,000,000	9,015,900	–
Total additions during the year		1,000,000	9,015,900	–
Less, services provided by Epazz, Inc. during the year
Programming and support fees	(A)	222,010	–	–
Wages and benefits	(A)	325,607	–	–
Product development costs	(B)	1,033,465	–	–
Total services provided during the year		1,581,082	–	–
Balances as of December 31, 2024		$1,918,918	$13,639,055	$341,850

From time-to-time the Company has received and repaid loans from Epazz, Inc., Shaun Passley and his immediate family members to fund operations. These related party debts are fully disclosed in Note 15 below. ZenaTech has back-up lines of credit from related parties and others with an available spending limit of $32,800,000 to cover the repayment of the current portion of long-term debt, should it need it.

16.INCOME TAXES

The Company is subject to income taxes in Canada, the United States and other jurisdictions in which it operates. Income taxes are accounted for in accordance with IAS 12, Income Taxes, and uncertain tax treatments are considered in accordance with IFRIC 23. For the years ended December 31, 2025, and 2024, the Company did not recognize any current or deferred income tax expense or benefit, and there was no net impact on the consolidated statement of financial position, consolidated statement of loss and comprehensive loss, equity or other comprehensive income. The Company has taxable temporary differences relating primarily to property and equipment and goodwill, resulting in gross deferred tax liabilities; however, deferred tax assets have been recognized only to the extent of those taxable temporary differences, resulting in a nil net deferred tax asset or liability. Deferred tax assets have not been recognized for tax losses and deductible temporary differences in excess of the amount supported by taxable temporary differences because it is not probable that sufficient future taxable profits will be available against which such amounts can be utilized. As of December 31, 2025, the Company had Canadian non-capital loss carryforwards of approximately $24.7 million, expiring between 2043 and 2045. The expected tax recovery at the applicable statutory rate has been fully offset by unrecognized deferred tax assets, resulting in an effective tax rate of 0.0% for the years presented. The Company will reassess the recognition of deferred tax assets at each reporting date and will recognize previously unrecognized deferred tax assets to the extent it becomes probable that future taxable profits will be available against which such losses and temporary differences can be utilized. Management has assessed the Company’s tax positions and concluded that no material provision for uncertain tax treatments is required.

17.BASIC AND DILUTED EPS

The following table presents the calculation of basic and diluted earnings per share:

Particulars	Year Ended December 31,2025	Year Ended December 31,2024
Net income (loss) attributable to common shareholders	(45,218,074)	(4,481,751)
Net comprehensive income (loss) attributable to common shareholders	(46,221,857)	(4,047,903)
Weighted average shares outstanding — Basic	34,183,348	18,426,467
Basic earnings (loss) per share	(1.32)	(0.24)
Basic comprehensive earnings (loss) per share	(1.35)	(0.22)
Weighted average shares outstanding — Diluted	34,183,348	18,426,467
Diluted earnings (loss) per share	(1.32)	(0.24)
Diluted comprehensive earnings (loss) per share	(1.35)	(0.22)

In accordance with IAS 33, basic loss per share is calculated by dividing the net loss attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated after considering the effect of potential ordinary shares, to the extent such instruments are dilutive.

For the years ended December 31, 2025, and 2024, the Company reported net losses of $45,218,074 and $4,481,751, respectively. Since the Company incurred losses in both years, the effect of potential common shares would be anti-dilutive and has therefore been excluded from the diluted loss per share calculation. Accordingly, basic and diluted weighted average shares are the same for each year.

18.CONTINGENT LIABILTIES

The Company, through its subsidiary ZenaDrone, Inc., is aware of litigation initiated by NightSun LLC in the State of Wyoming, USA. The Company obtained legal confirmation from its counsel, who advised that the claim is not currently considered material, noting that NightSun LLC has been dissolved by the State of Wyoming for failure to pay taxes.

Based on the legal advice received and management’s assessment, no material present obligation or probable outflow of economic resources has been identified. Accordingly, no provision has been recognized as of December 31, 2025.

19.SUBSEQUENT EVENTS

a.Amended Management Services Agreement

Effective January 1, 2026, the Company and Epazz, Inc. entered into an Amended and Restated Management Services Agreement, superseding the November 2018 agreement. The amendment has the cost-plus markup of 30% aligned to arm’s-length pricing for services including software development, office and hosting services, project management, drone manufacturing operations, and administrative support. Under the payment framework, 70% of each monthly invoice is applied dollar-for-dollar against inter-company Affiliate Advances  and 30% is paid in cash; Contingent Settlement Obligation of Service Provider to settle the same before December 31, 2026 .

b.Acquisition of Andy Paris & Associates, Incorporated

On April 8, 2026, the Company, through its Drone as a Service subsidiary, acquired all shares of Andy Paris & Associates, Incorporated, a land surveying company based in Lake Oswego, Oregon, for US$1,200,000 (US$600,000 cash at closing and US$600,000 via a three-year note at 6% per annum). Andy Paris will be integrated into the Company's Drone as a Service operating segment.

c.Acquisition of NOW Solutions, Inc.

On April 14, 2026, the Company completed the acquisition of NOW Solutions, Inc. (“NOW Solutions”), a U.S.-based enterprise software company providing human capital management and enterprise resource planning solutions to government and public sector customers.

d.At-the-Market Offering Activity

On February 6, 2026, the Company entered into an Equity Distribution Agreement with Maxim Group LLC, as Sales Agent, for an at-the-market offering (“ATM”) of Common Shares pursuant to the Company’s Registration Statement on Form F-3 (File No. 333-293356), which was declared effective by the United States Securities and Exchange Commission on February 23, 2026. Subsequent to December 31, 2025 and through April 28, 2026, the Company has issued Common Shares under the ATM facility from time to time, with proceeds applied to general corporate purposes including funding of acquisitions, working capital, and product development. The Company will continue to issue Common Shares under the ATM facility from time to time at prevailing market prices.

e.Related Party Transaction — Master Asset Purchase and Share Purchase Agreement

On April 15, 2026, ZenaTech, Inc. entered into a Master Asset Purchase and Share Purchase Agreement with Epazz, Inc., Provitrac, Inc., and K9 Sky, Inc. to acquire three assets: the Provitrac HR software platform, the BoxesOS portal technology, and all shares of K9 Sky, Inc. The consideration satisfied through the issuance of 258,533 Super Voting Shares and 1,108,000 Preferred Shares.

Other than as disclosed above, management is not aware of any other subsequent events occurring between December 31, 2025 and April 28, 2026, that would require disclosure in or adjustment to these consolidated financial statements.

Item 19. Exhibits

We have filed the following documents as exhibits to this Form 20-F:

Type	Description
1.1	Equity Distribution Agreement between the Registrant and Maxim Group LLC (1)
1.2	Notice of Articles (1)
1.3	Certificate of Name Change (2)
1.4	Certificate of Name Change (2)
1.5	Bylaws of ZenaTech, Inc. (2)
1.6	Articles Of Zenapay, Inc. (2)
2.1	Description of Securities (1)
4.1	Spin-Off Agreement (2)
4.2	Management Services Agreement (2)
4.3	Industry Software Exclusive License Agreement (2)
4.4	Technology Exclusive License Agreement (2)
4.5	Technology Exclusive License Agreement (2)
4.6	Technology Exclusive License Agreement (2)
4.7	Spin-Off Agreement (2)
4.8	Management Services Agreement (2)
4.8A	Second Amending Agreement To Management Services Agreement (2)
4.9	Industry Software Exclusive License Agreement (2)
4.10	Technology Exclusive License Agreement (2)
4.11	Technology Exclusive License Agreement (2)
4.12	Technology Exclusive License Agreement (2)
4.13	2022 Long-Term Incentive Plan (2)
4.14	Revolving Line Of Credit Note (2)
4.15	Revolving Line Of Credit Note (2)
4.16	Saif Zone Warehouse Lease (2)
4.17	Memorandum of ZenaDrone FZE (2)
4.18	Tenancy Contract (2)
8.1	List of Subsidiaries *
11.1	Code of Business Conduct and Ethics (3)
11.2	Insider Trading Policy *
12.1	Section 302(a) Certification of Chief Executive Officer *
12.2	Section 302(a) Certification of Chief Financial Officer *
13.1	Section 906 Certification of Chief Executive Officer *
13.2	Section 906 Certification of Chief Financial Officer *
15.1	Audit Committee Charter (3)
23.1	Auditor’s Consent *
97.1	Compensation Clawback Policy (4)

Notes:

*Filed herewith.

(1)Filed as an exhibit to our Registration Statement on Form F-3/A as filed with the SEC on February 23, 2026 and incorporated herein by reference

(2)Filed as an exhibit to our Registration Statement on Form F-1/A as filed with the SEC on September 24, 2024 and incorporated herein by reference.

(3)Filed as an exhibit to our Form 20-F as filed with the SEC on April 25, 2025 and incorporated herein by reference.

(4)Filed as an exhibit to our Form 20-F (Amendment No. 1) as filed with the SEC on June 11, 2025 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ZENATECH, INC.

By:       /s/ Dr. Shaun Passley

Dr. Shaun Passley

Chief Executive Officer

Date: April 29, 2026