Form 20-F/A
period 2025-12-31
ZenaTech, Inc.
filed 2026-04-29
CIK 1997403

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

The purpose of this Amendment No. 1 to ZenaTech, Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission on April 29, 2026 (the “Form 20-F”), is solely to furnish Inline XBRL to the Form 20-F in accordance with Rule 405 of Regulation S-T. No other changes have been made to the Form 20-F. This Amendment No. 1 to the Form 20-F speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way disclosures made in the original Form 20-F.

TABLE OF CONTENTS

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

4

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

8

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

ZenaTech, Inc.

Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

For the Year Ended

December 31, 2025, and 2024

	Year Ended	Year Ended
	December 31,	December 31,
	2025	2024
Operating Activities:
Net loss for the period	$(45,218,074)	$(4,481,751)
Item not affecting cash:
Amortization and depreciation	2,181,760	281,749
Bad debts	368,228	-
Amortization of loan initiation fees	373,888	82,891
Finance expenses	1,764,835	480,692
Loan derivative finance expense	18,112,444	712,652
Stock–based compensation	2,888,503	521,547
Stocks issued for services	319,982	817,772
Loss on the sale of assets	14,122	-
Changes in non–cash working capital:
Accounts receivable	(976,977)	80,361
Inventory of Drone Components	(2,842,794)	-
Other current assets	(883,380)	(55,335)
Accounts payable and accrued liabilities	(2,520,991)	167,604
Contract Liabilities	(289,593)	(7,784)
Change in dues from affiliate	(8,753,621)	(8,434,818)
Cash Used in Operating Activities	(35,461,668)	(9,834,420)
Investing Activities:
Purchase of PPE	(7,969,908)	(398,475)
Proceeds from sale of assets	4,630	-
Note receivable – principal	-	23,975
Marketable securities	(9,233,029)	-
Acquisition costs	(7,604,441)	20,882
Product development costs	(2,245,754)	(1,050,450)
Long-term Assets (Capital Advances)	(2,266,674)	(522,176)
Cash Used in Investing Activities	(29,315,176)	(1,926,244)
Financing activities:
Loans Borrowed	65,308,316	10,784,633
Lease payments	(333,180)	(30,835)
Warrants exercised	3,321,290
Proceeds from the issuance of debentures	-	402,773
Proceeds from stock sale	-	4,133,402
Repayment of loans	(834,384)	(407,799)
Cash Provided by Financing Activities	67,462,042	14,882,174
Effect of foreign exchange	(458,907)	631,381
Change in cash	2,226,291	3,752,891
Cash, beginning of the year	3,754,075	1,184
Cash, end of the year	$5,980,366	$3,754,075
Cash and Cash Equivalents Consist of:
Cash in bank	$5,980,366	$3,754,075

For Bansal & Co., LLP	For ZenaTech, Inc.
Chartered Accountants	Approved and authorized for issuance by the Board of Directors
/s/ Indra Bansal	/s/ James Sherman	/s/ Craig Passley
Indra Bansal	James Sherman	James Sherman
Partner	Director	Director
Date: April 28th , 2026	Date: April 28th , 2026	Date: April 28th , 2026
Place: New Delhi, India	Place: Chicago, IL, USA	Place: Chicago, Illinois, USA

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

Goodwill (Year-over-Year Comparison)	2025	2024
	$	$
Balance, Beginning of Year	2,468,722	2,468,722
Goodwill recognized on acquisitions (Note-4)	9,637,585	-
Impairment losses recognized	-	-
Balance, End of Year	12,106,307	2,468,722

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

	Year Ended ($)	Year Ended ($)
Revenue by Geographical Region	12/31/2025	12/31/2024
Survey Business:
Acquisitions 2025 – Canada	240	-
Acquisitions 2025 – United Kingdom	122,060	-
Acquisitions 2025 – USA	9,983,434	-
Total DaaS Revenue by Geographical Region	10,105,734	-
Software as a Service:
PacePlus, Interactive, all others – USA	2,745,745	1,945,661
WorkAware – Canada	9,325	14,372
TillerStack – Germany	-	3,572
Othership – United Kingdom	51,918	-
Total SaaS Revenue by Geographical Region	2,806,988	1,963,605
Total Revenue	12,912,722	1,963,605

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

Loan balances outstanding at year end are as follow:

Particulars	December 31, 2025	December 31, 2024
SBA Loan — Interactive Systems, Inc.	$ 717,015	$ 766,201
SBA Loan — ZooOffice, Inc.	210,118	225,025
SBFS LLC Loan dba RapidAdvance	-	52,379
GG Mars Capital, Inc. revolving line of credit	526,140	992,798
Star Financial Corporation revolving line of credit	850,182	1,394,839
Jennings Family Investments, Inc. revolving line of credit	4,105,476	3,921,087

LoneStella, LLC revolving line of credit	2,347	539,556
Nancy Cowden revolving line of credit	97,997	1,080,380
Notes payable related to 2025 business combinations (Refer Note 4)	10,495,561	-
Propal Investments, LLC loan	-	575,400
GG Mars Capital, Inc. debenture	248,636	235,874
TDBank - LOC (PsPortals)	-	124,696
Total loans payable	$ 17,256,413	$ 9,908,235
Current portion of loans payable	3,689,456	124,696
Non-current portion of loans payable	13,566,956	9,783,539

Key terms of significant Loans

Loan / facility	Nature / Key terms	Interest rate	Maturity	Security / guarantee
SBA Loan	SBA loan assumed on acquisition of Ecker	3.75%	September 2051	Unsecured / per loan agreement
SBA Loan	SBA loan assumed on acquisition of Zoo Office	3.50%	December 2052	Unsecured / per loan agreement
GG Mars Capital, Inc. Revolving Line of credit	Facility limit $10,000,000	8.00%	October 2034	Unsecured
Star Financial Corporation Revolving Line of credit	Facility limit $10,000,000	8.00%	October 2034	Unsecured
Jennings Family Investments, Inc. LOC	Facility limit $10,000,000	8.00%	October 2034	Unsecured
LoneStella, LLC LOC Revolving Line of credit	Facility limit $10,000,000	8.00%	October 2034	Unsecured
Nancy Cowden LOC Revolving Line of credit	Facility limit $8,000,000	8.00%	October 2034	Unsecured
GG Mars Capital, Inc. debenture	Related party convertible debenture	10.00%	January 2027	Unsecured
Notes payable related to 2025 business combinations	Acquisition consideration payable	6% to 8%	Various through 2028	Per acquisition agreements

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

All amounts below are presented in thousands of Canadian dollars.

Segment Financial Information

Year ended December 31, 2025 (in thousands of CAD)	Drone as a Service	Enterprise Software	Corporate Unallocated	Consolidated
Revenue	$ 10,106	$ 2,807	$ -	$ 12,913
Cost of revenue	(140)	(4,134)	-	(4,274)
Salaries and benefits	(7,816)	(422)	(5,184)	(13,422)
Sales and marketing	-	-	(6,646)	(6,646)
General and administrative	(1,843)	(1,815)	(3,323)	(6,981)
Professional fees	-	-	(1,523)	(1,523)
Segment profit (loss)	$ 307	$ (3,564)	$ (16,676)	$ (19,933)
Stock-based compensation	-	-	(3,208)	(3,208)
Depreciation and amortization	(647)	(898)	(637)	(2,182)
Operating loss	$ (340)	$ (4,462)	$ (20,521)	$ (25,323)

Reconciliation to Consolidated Results

The following table reconciles consolidated operating loss to consolidated loss before income taxes (in thousands of Canadian dollars):

Reconciliation of operating loss to consolidated loss before income taxes	2025
Operating loss	$ (25,323)
Interest income	88
Interest expense	(19,877)
Unrealized Gain/Loss	(139)
Foreign exchange gain (loss), net	33
Loss before income taxes	$ (45,218)

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