Form 20-F/A
period 2025-12-31
ZenaTech, Inc.
filed 2026-05-04
CIK 1997403

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

This Amendment No. 2 to ZenaTech, Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the "Original Form 20-F"), filed with the United States Securities and Exchange Commission ("SEC") on April 29, 2026, amends the Original Form 20-F and Amendment No.1 to the Original Form 20-F ("Amendment 1") also filed with the SEC on April 29, 2026, solely to update (i) the disclosure to Note 19 Subsequent Events in the Audited Consolidated Financial Statements (the "Financial Statements") in the Original Form 20-F, as amended, to include events that were inadvertently omitted in the Original Form 20-F, as amended, and (ii) to make minor corrections to certain language in the Notes to the Financial Statements in the Original Form 20-F, as amended. No other changes have been made to the Original Form 20-F or Amendment 1. This Amendment No. 2 to the Form 20-F speaks as of the filing date of the Original Form 20-F on April 29, 2025, and does not modify or update in any way any disclosures other than as described herein.

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

ZenaTech acquired Sunrise Window Cleaners ("Sunrise") of Hammonds Plains, Nova Scotia, on December 22, 2025. Sunrise is a window cleaning company with over fifteen years of experience providing window cleaning and related exterior maintenance services to residential and commercial customers across the Halifax Regional Municipality.

Drone as a Service acquired Andrew Spiewak Land Surveyor, Inc. ("Andrew") of Park Ridge, Illinois, on December 22, 2025. Andrew is a land surveying and engineering consulting service firm providing boundary surveys, as-built surveys, and condominium surveys to local builders, developers, architects, and engineers in the Chicago metropolitan area.

After each land survey company acquisition ZenaTech moves forward with converting the service to be provided by drone technology.

Going Concern

We prepared these consolidated financial statements under a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future The Company had an accumulated (deficit)/Surplus of $(53,742,186) as of December 31, 2025, while the Company had an accumulated (deficit)/Surplus of $(8,524,113) as of December 31, 2024. Working capital as of December 31, 2025, was $18,254,428 (current assets $33,210,192 less current liabilities $14,955,764). Working capital is current assets minus current liabilities. The Company has sufficient credit lines to meet its working capital requirements for the next year.

2.BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”). These policies have been consistently applied to all the years presented, unless otherwise stated. The audited consolidated financial statements have been authorized by the Company's Board of Directors meeting on April 28, 2026.

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

The consolidated financial statements include financial statements of the Company and the subsidiaries listed below:

Company Name	Country of Incorporation	Economic interests
ZenaTech, Inc.	Canada	100%
PacePlus Inc.	United States of America	100%
SystemView Inc.	United States of America	100%
ZigVoice, Inc.	United States of America	100%

ZenaDrone, Inc.	United States of America	100%
ZenaDrone Limited	Ireland	100%
ZenaDrone Manufacturing, Inc.	United States of America	100%
Othership Ltd.	United Kingdom	100%
Workaware, Inc.	United States of America	100%
TillerStack, GmbH	Germany	100%
TillerStack, Inc.	United States of America	100%
Ecker Capital, Inc	United States of America	100%
Drone as a Service, Inc.	United States of America	100%
DroneAsAService.com Drone Services Inc.	Canada	100%
ZenaDrone Trading L.L.C.	United Arab Emirates	100%
ZenaDrone Manufacturing (FZE)	United Arab Emirates	100%
Spider Vision Sensors, Ltd.	Taiwan	100%
Weddle Surveying Inc.	United States of America	100%
Casado Design Limited	United Kingdom	100%
Empire Land Surveying, Inc.	United States of America	100%
Morgan Land Services, Inc.	United States of America	100%
Cardinal Survey & Design, Inc.	United States of America	100%
A & J Land Surveyors, Inc.	United States of America	100%
Survey East, Inc. (d/b/a Miller Land Surveying)	United States of America	100%
3232605 Nova Scotia Limited (d/b/a Sunrise Window Cleaners)	Canada	100%
Vara 3D, Inc.	United States of America	100%
Laventure & Associates, Inc.	United States of America	100%
Atlantic Civil Engineering, Inc.	United States of America	100%
DaaS SW, Incorporated	United States of America	100%
L. D. King Engineering Co., Inc.	United States of America	100%
Drone as a Service Franchise, Inc.	United States of America	100%
Zena AI, Inc.	United States of America	100%
Drone as a Service.com Pty Ltd	Australia	100%
ZenaDrone Inc.	Canada	100%
PsPortals, Inc.	United States of America	100%
Interactive Systems, Inc.	United States of America	100%
interlinkONE, Inc.	United States of America	100%
ZooOffice, Inc.	United States of America	100%
KJM Land Surveying, Inc.	United States of America	100%
Wallace Surveying Corporation	United States of America	100%
Lescure Engineers, Inc.	United States of America	100%
Putt Land Surveying, Inc.	United States of America	100%
Rampart Surveys Inc.	United States of America	100%
Smith Surveying, Inc.	United States of America	100%
Holt Surveying & Mapping, Inc.	United States of America	100%
Andrew Spiewak Land Surveyor, Inc.	United States of America	100%
ZenaDrone Havacilik Hizmetleri Lmt.	Turkey	100%

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

The following table describes the exchange rates applied as of December 31, 2025.

Currency Pair	Year-End Rate	Average Rate
USD/CAD	1.3726	1.3976
CAD/Euro	0.6204	0.6342
GBP/CAD	1.8491	1.8418
CAD/AED	2.6758	2.6280
TWD(NT$)/CAD	0.0437	0.0449
TRY/CAD	0.0318	0.0353

The functional currencies for the parent company and each subsidiary are as follows:

Company Name	Country of Incorporation	Function Currency
ZenaTech, Inc.	Canada	Canada dollar
ZenaTech, Inc.	United States of America	United States of America dollar
PacePlus Inc.	United States of America	United States of America dollar
SystemView Inc.	United States of America	United States of America dollar
ZigVoice, Inc.	United States of America	United States of America dollar
ZenaDrone, Inc.	United States of America	United States of America dollar
ZenaDrone Limited	Ireland	Euro
ZenaDrone Manufacturing, Inc.	United States of America	United States of America dollar
Othership Ltd.	United Kingdom	United Kingdom pound
Workaware, Inc.	United States of America	United States of America dollar
TillerStack, GmbH	Germany	Euro
TillerStack, Inc.	United States of America	United States of America dollar
Ecker Capital, Inc	United States of America	United States of America dollar
Drone as a Service, Inc.	United States of America	United States of America dollar
DroneAsAService.com Drone Services Inc.	Canada	Canada dollar
ZenaDrone Trading L.L.C.	United Arab Emirates	United Arab Emirates Dirham
ZenaDrone Manufacturing (FZE)	United Arab Emirates	United Arab Emirates Dirham
Spider Vision Sensors, Ltd.	Taiwan	New Taiwan dollar
Weddle Surveying Inc.	United States of America	United States of America dollar
Casado Design Limited	United Kingdom	United Kingdom pound
Empire Land Surveying, Inc.	United States of America	United States of America dollar
Morgan Land Services, Inc.	United States of America	United States of America dollar
Cardinal Survey & Design, Inc.	United States of America	United States of America dollar
A & J Land Surveyors, Inc.	United States of America	United States of America dollar
Survey East, Inc. (d/b/a Miller Land Surveying)	United States of America	United States of America dollar
3232605 Nova Scotia Limited (d/b/a Sunrise Window Cleaners)	Canada	Canada dollar
Vara 3D, Inc.	United States of America	United States of America dollar
Laventure & Associates, Inc.	United States of America	United States of America dollar
Atlantic Civil Engineering, Inc.	United States of America	United States of America dollar
DaaS SW, Incorporated	United States of America	United States of America dollar
L. D. King Engineering Co., Inc.	United States of America	United States of America dollar
Drone as a Service Franchise, Inc.	United States of America	United States of America dollar
Zena AI, Inc.	United States of America	United States of America dollar
Drone as a Service.com Pty Ltd	Australia	Australian Dollar
ZenaDrone Inc.	Canada	Canada dollar
PsPortals, Inc.	United States of America	United States of America dollar
Interactive Systems, Inc.	United States of America	United States of America dollar
interlinkONE, Inc.	United States of America	United States of America dollar
ZooOffice, Inc.	United States of America	United States of America dollar
KJM Land Surveying, Inc.	United States of America	United States of America dollar
Wallace Surveying Corporation	United States of America	United States of America dollar
Lescure Engineers, Inc.	United States of America	United States of America dollar
Putt Land Surveying, Inc.	United States of America	United States of America dollar
Rampart Surveys Inc.	United States of America	United States of America dollar
Smith Surveying, Inc.	United States of America	United States of America dollar
Holt Surveying & Mapping, Inc.	United States of America	United States of America dollar
Andrew Spiewak Land Surveyor, Inc.	United States of America	United States of America dollar
ZenaDrone Havacilik Hizmetleri Lmt.	Turkey	Turkish Lira

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

During the year ended December 31, 2025, 1,350,000 warrants were exercised, comprising 200,000 warrants exercised by GG Mars Capital, Inc., 200,000 warrants exercised by Jennings Family Investments, Inc., 600,000 warrants exercised by Nancy Cowden and 350,000 warrants exercised by LoneStella, LLC. The exercise prices were based on the terms of the respective warrant agreements which were at USD 1.77 per warrant.

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

19.SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 28, 2026, the date these consolidated financial statements were authorised for issue, and identified the following material events occurring after December 31, 2025, that require disclosure but do not require adjustment to the consolidated financial statements:

a.   Master Asset Purchase and Share Purchase Agreement

Subsequent to year-end, on April 15, 2026, the Company entered into a Master Asset Purchase and Share Purchase Agreement with Epazz, Inc., Provitrac, Inc. and K9 Sky, Inc. to acquire the Provitrac HR software platform, the BoxesOS portal technology and the shares of K9 Sky, Inc. The consideration is to be satisfied through the issuance of 258,533 Super Voting Shares and 1,108,000 Preferred Shares of the Company. This transaction is pending shareholder's approval.

b.   Epazz Asset Purchase Agreement for the IQ Rover, IQ Max, IQ Flex and ZenaDrone 2000 product lines

Subsequent to year-end, on April 15, 2026, the Company entered into an amended and restated asset purchase agreement with Epazz, Inc., a related party, which amended and superseded the earlier agreement dated March 4, 2026. Under the amended agreement, the Company agreed to acquire the IQ Rover, IQ Max, IQ Flex and ZenaDrone 2000 product lines and related intellectual property assets. The consideration is to be settled through a reduction of affiliate advances and the issuance of 10,426,540 common shares of the Company. This transaction is pending shareholder's approval.

c.   Epazz Asset Purchase Agreement for IQ Quad, Charging Station and IQ Slider

Subsequent to year-end, on February 14, 2026, the Company entered into an asset purchase agreement with Epazz, Inc., a related party, to acquire the technology assets known as IQ Quad Generation 3, IQ Quad Charging Station and IQ Slider. The consideration is to be satisfied through the issuance of 4,000,000 common shares of the Company, of which 2,500,000 common shares are issuable to Epazz, Inc. and 1,500,000 common shares are issuable directly to Dr. Shaun Passley. This transaction is pending shareholder's approval.

d.   Epazz Asset Purchase Agreement for PIN Technology, ZD1000 Design Generation 4, ZD1000 Spraying Module, IQ Octo Drone, IQ Aqua and Spraying Trailer Platform.

On November 18, 2025, the Company entered into an Asset Purchase Agreement with Epazz, Inc., a related party controlled by Dr. Shaun Passley, to acquire certain technology assets, including PIN Technology, ZD1000 Design Generation 4, ZD1000 Spraying Module, IQ Octo Drone, IQ Aqua and Spraying Trailer Platform. The agreement was subject to formal shareholder approval. Subsequent to year-end, on January 30, 2026, following shareholder approval, the Company completed the transaction and issued 10,000,000 Preferred Shares and 100,000 Super Voting Shares as consideration. Since shareholder approval was a substantive condition precedent, legal title and beneficial control of the assets did not pass before December 31, 2025, and the Company did not have an unconditional obligation to issue the shares as at December 31, 2025, this transaction has been treated as a non-adjusting subsequent event

e.   CEO Employment Agreement

Subsequent to year-end, the Company approved a new employment agreement with Dr. Shaun Passley, the Company's Chief Executive Officer, dated December 5, 2025 and effective January 1, 2026. The agreement provides for annual cash compensation, an initial equity grant of 25,000 Super Voting Shares and 1,500,000 Preferred Shares, and additional performance-based equity grants if specified performance targets are achieved.

f.   Acquisition of Andy Paris & Associates, Incorporated

On April 8, 2026, the Company, through its Drone as a Service subsidiary, acquired all of the issued and outstanding shares of Andy Paris & Associates, Incorporated ("Andy Paris"), a land surveying company based in Lake Oswego, Oregon with over seventy-five years of experience providing boundary surveys, as-built surveys, topographic surveys, and other land surveying services. The transaction price was US$1,200,000, payable by way of US$600,000 in cash at closing and US$600,000 in a three-year amortization note bearing interest at the rate of 6% per annum. Andy Paris will be integrated into the Company's Drone as a Service operating segment.

g.    Acquisition of NOW Solutions, Inc.

On April 14, 2026, the Company completed the acquisition of NOW Solutions, Inc. ("NOW Solutions"), a U.S.-based enterprise software company providing human capital management and enterprise resource planning solutions to government and public sector customers. The acquisition expands the Company's Enterprise SaaS Software operating segment with established government and public sector customer relationships and contributes recurring subscription revenue. Final purchase consideration and purchase price allocation are in the process of being finalized as at the date these financial statements were authorized for issue.

h.   Definitive Share Purchase Agreement - Australian Land Surveying Company

On April 20, 2026, the Company signed a definitive share purchase agreement to acquire an Australian land surveying company. The purchase price is AUD$6,750,000, payable by way of AUD$3,000,000 in cash, AUD$250,000 in a non-interest-bearing six-month maturity note, AUD$250,000 in a non-interest-bearing twelve-month maturity note, AUD$250,000 in a non-interest-bearing eighteen-month maturity note and AUD$3,000,000 in a three-year amortization note bearing interest at the rate of 6% per annum, and the balance in Common Shares of the Company. Closing of the transaction is subject to customary conditions and is expected to occur in the second quarter of 2026. The acquisition extends the Company's Drone as a Service geographic footprint into the Australian market.

i.    At-the-Market Offering Activity

On February 6, 2026, the Company entered into an Equity Distribution Agreement with Maxim Group LLC, as Sales Agent, for an at-the-market offering ("ATM") of Common Shares pursuant to the Company's Registration Statement on Form F-3 (File No. 333-293356), which was declared effective by the United States Securities and Exchange Commission on February 23, 2026. Subsequent to December 31, 2025 and through April 28, 2026, the Company has issued Common Shares under the ATM facility from time to time, with proceeds applied to general corporate purposes including funding of acquisitions, working capital, and product development. The Company will continue to issue Common Shares under the ATM facility from time to time at prevailing market prices.

j.   Letters of Intent - Pending Acquisitions

Subsequent to December 31, 2025, the Company entered into a non-binding letter of intent dated April 10, 2026 to acquire a Colorado-based land surveying corporation, with a proposed purchase price of US$350,000, payable as US$175,000 in cash and US$175,000 in a three-year amortization note bearing interest at the rate of 6% per annum.

The Florida power washing company letter of intent dated December 23, 2025, with a proposed purchase price of US$2,350,000 (US$1,175,000 in cash and US$1,175,000 in a three-year amortization note bearing interest at the rate of 6% per annum), remains under negotiation as at the date these financial statements were authorized for issue.

Closing of any transaction contemplated by a letter of intent is subject to negotiation and execution of a definitive agreement, completion of due diligence, and satisfaction of customary closing conditions. There can be no assurance that any letter of intent will result in a completed acquisition.

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

Date: May 4, 2026